                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's 2007 Annual Report in accordance with the Hong Kong Exchange Listing Rules.

     This report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the Registrant's plan to continue to place top priority on resources exploration and development and further consolidate its leading position of the upstream business in China;

     - the Registrant's plan to speed up modification of the strategic structure of its refinery and petrochemical business and to develop such business in an orderly and efficient manner;

     - the Registrant's plan to enhance the construction of strategic pipelines and the domestic pipeline network; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: April 18, 2008                   By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary

                           PETROCHINA COMPANY LIMITED

                               2007 ANNUAL REPORT

                                   MARCH 2008

                                    CONTENTS

Important Notice .........................................................     1
Corporate Profile ........................................................     2
Summary Of Accounting Data And Financial Indicators ......................     5
Changes In Share Capital And Information On Shareholders .................     8
Chairman's Report ........................................................    14
Business Operating Review ................................................    18
Management's Discussion And Analysis Of Financial Position And Results Of
   Operations ............................................................    23
Significant Events .......................................................    35
Connected Transactions ...................................................    39
Corporate Governance .....................................................    52
Shareholders' Meetings ...................................................    61
Directors' Report ........................................................    62
Report Of The Supervisory Committee ......................................    75
Directors, Supervisors, Senior Management And Employees ..................    78
Information On Crude Oil And Natual Gas Reserves .........................    93
Financial Statements .....................................................    94
Corporate Information ....................................................   234
Documents Available For Inspection .......................................   238
Confirmation From The Directors And Senior Management ....................   239

IMPORTANT NOTICE

     The Board of Directors of PetroChina Company Limited (the "Company"), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report. Mr Duan Wende, Director of the Company, was absent from the tenth meeting of the Third Session of the Board. Mr Duan Wende authorized Mr Zhou Jiping in writing to attend this meeting by proxy and to exercise his voting rights on his behalf. Mr Jiang Jiemin, Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in this annual report.

CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC" or "China") on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation ("CNPC").

The Company and its subsidiaries (the "Group") are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group engages in a broad range of petroleum and gas related activities including: the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the "ADSs"), H shares and A shares of the Company were listed on the New York Stock Exchange, Inc., The Stock Exchange of Hong Kong Limited ("HKSE" or "Hong Kong Stock Exchange") and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:   (Chinese Characters)
English Name of the Company:              PetroChina Company Limited
Legal Representative of the Company:      Jiang Jiemin
Secretary to the Board:                   Li Huaiqi
Address:                                  World Tower
                                          16 Andelu
                                          Dongcheng District
                                          Beijing, PRC
Telephone:                                86(10) 8488 6270
Facsimile:                                86(10) 8488 6260
Email Address:                            xwzou@petrochina.com.cn

Representative on Securities Matters      Liang Gang
Address:                                  World Tower
                                          16 Andelu
                                          Dongcheng District
                                          Beijing, PRC
Telephone:                                86(10) 8488 6959
Facsimile:                                86(10) 8488 6260
Email address:                            liangg@petrochina.com.cn

Representative of the Hong Kong           Mao Zefeng
Representative Office:
Address:                                  Suite 3606, Tower 2, Lippo Centre
                                          89 Queensway, Hong Kong
Telephone:                                (852) 2899 2010
Facsimile:                                (852) 2899 2390
Email Address:                            hko@petrochina.com.hk

Legal Address of the Company:             World Tower
                                          16 Andelu Dongcheng District, Beijing
                                          The People's Republic of China
Postal Code:                              100011
Internet Website:                         http://www.petrochina.com.cn
Company's Email:                          xwzou@petrochina.com.cn

NEWSPAPERS FOR INFORMATION DISCLOSURE:

A shares: China Securities Journal, Shanghai Securities News and Securities
Times

INTERNET WEBSITE PUBLISHING THIS ANNUAL REPORT DESIGNATED BY THE CHINA SECURITIES REGULATORY COMMISSION:

http://www.sse.com.cn

COPIES OF THIS ANNUAL REPORT IS AVAILABLE AT:

World Tower 16, Andelu Dongcheng District, Beijing

PLACES OF LISTING:

A shares:                                 Shanghai Stock Exchange
Stock Name:                               PetroChina
Stock Code:                               601857

H shares:                                 The Stock Exchange of Hong Kong
                                          Limited
Stock Code:                               857

ADS:                                      The New York Stock Exchange, Inc.
Symbol:                                   PTR

OTHER RELEVANT INFORMATION

First Registration Date of the Company:   November 5, 1999

First Registration Place of the           State Administration for Industry &
Company:                                  Commerce

Enterprise Legal Business Licence
Registration No.:                         1000001003252(2-2)
Taxation Registration No. :               110102710925462
Organization No.:                         71092546-2

NAMES AND ADDRESSES OF AUDITORS OF THE COMPANY:
Domestic Auditors:
Name: PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Address: 11th Floor PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai,
PRC

Overseas Auditors:
Name: PricewaterhouseCoopers
Address: 22nd Floor, Prince's Building, Central, Hong Kong

SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS

     1. KEY ACCOUNTING DATA AND FINANCIAL INDICATORS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

                                                               Unit: RMB Million

                                                AS AT OR FOR THE YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------
                                            2007       2006       2005       2004       2003
                                         ---------   --------   --------   --------   --------
Turnover                                   835,037    688,978    552,229    397,354    310,431
Profit from operations                     199,855    197,976    192,171    151,138    101,712
Profit before taxation                     204,381    199,173    193,822    151,244    100,693
Taxation                                   (49,152)   (49,776)   (54,180)   (43,598)   (28,796)
Profit for the year                        155,229    149,397    139,642    107,646     71,897
Attributable to:
   Equity holders of the Company           145,625    142,224    133,362    103,843     69,835
   Minority interest                         9,604      7,173      6,280      3,803      2,062
                                           155,229    149,397    139,642    107,646     71,897
Basic and diluted  earnings per share
   for profit attributable to equity
   holders of the Company during the
   year (RMB)(2)                              0.81       0.79       0.75       0.59       0.40
Total non-current assets                   828,956    709,941    602,172    516,194    465,514
Total current assets                       231,175    162,222    175,895    122,253     91,509
Total current liabilities                  198,095    179,879    153,838    130,525    122,347
Total non-current liabilities               85,689     74,693     80,562     64,950     67,782
Equity
Attributable to:
   Equity holders of the Company           733,405    586,677    515,389    427,773    357,928
   Minority interest                        42,942     30,914     28,278     15,199      8,966
Total equity                               776,347    617,591    543,667    442,972    366,894
Other financial data
Capital expenditures                      (181,583)  (148,746)  (124,801)   (98,946)   (86,373)
Net cash from operating activities         203,748    198,102    203,885    141,691    139,570
Net cash used for investing activities    (184,205)  (158,451)   (91,576)  (102,276)  (102,549)
Net cash used for financing activities
   (provided by financing activities)       (2,648)   (71,739)   (42,634)   (39,586)   (35,593)
Fixed assets, net of accumulated
   depreciation                            762,882    645,337    563,890    485,612    442,311
Total assets                             1,060,131    872,163    778,067    638,447    557,023
Cash flows from operating activities
   per share (RMB) (3)                        1.13       1.11       1.15       0.81       0.79
Net assets per share (RMB) (4)                4.01       3.28       2.88       2.43       2.04

Notes:

(1) The Company acquired the refining and petrochemical business of CNPC in 2005, and acquired 50% equity interests in CNPC Exploration and Development Company Limited in 2005. The financial statements of the Group in the relevant period has been restated in a manner identical to a pooling of interests to reflect the acquisition.

(2) As at December 31, 2003 and 2004 respectively, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for each of these financial years of 175.82 billion. As at December 31, 2005, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 176.77 billion. As at December 31, 2006, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 179.02 billion. As at December 31, 2007, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 179.7 billion.

(3) As at December 31, 2003 and 2004 respectively, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for each of these financial years of 175.82 billion. As at December 31, 2005, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 176.77 billion. As at December 31, 2006, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for this financial year of 179.02 billion. As at December 31, 2007, cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the weighted average number of shares issued for this financial year of 179.7 billion.

(4) As at December 31, 2003 and 2004 respectively, net asset per share were calculated by dividing the shareholders' equity with the number of shares issued for each of these financial years of 175.82 billion. As at December 31, 2005 and 2006 respectively, net asset per share were calculated by dividing the shareholders' equity with the number of shares issued for this financial year of 179.02 billion. As at December 31, 2007, net asset per share were calculated by dividing the shareholders' equity with the number of shares issued for this financial year of 183.02 billion.

     2. KEY ACCOUNTING DATA AND FINANCIAL INDICATORS PREPARED UNDER CAS

     (1) Key accounting data

                                                               Unit: RMB Million

                                        YEAR ENDED     YEAR ENDED    YEAR-ON-YEAR    YEAR ENDED
                                       DECEMBER 31,   DECEMBER 31,      CHANGE      DECEMBER 31,
ITEMS                                      2007           2006            (%)           2005
-----                                  ------------   ------------   ------------   ------------
Operating income                          835,037        688,978         21.2         552,229
Operating profit                          193,958        192,325          0.8         189,369
Profit before taxation                    192,825        189,790          1.6         185,029
Net profit attributable to equity
   holders of the Company                 134,574        136,229         (1.2)        127,867
Net profit after deducting
   non-recurring profit/loss items
   attributable to equity holders of
   the Company                            136,025        138,277         (1.6)        127,660
Net cash flows from operating
   activities                             210,819        205,442          2.6         209,548

                                    AS AT          AS AT      YEAR-ON-YEAR       AS AT
                                DECEMBER 31,   DECEMBER 31,      CHANGE      DECEMBER 31,
ITEMS                               2007           2006            (%)           2005
-----                           ------------   ------------   ------------   ------------
Total assets                       994,092        815,144          22.0         725,414
Equity attributable to equity
   holders of the Company          677,367        541,467          25.1         476,238

     (2) Key financial indicators

                                                                       Unit: RMB

                                             YEAR ENDED     YEAR ENDED      YEAR-ON-YEAR      YEAR ENDED
                                            DECEMBER 31,   DECEMBER 31,        CHANGE        DECEMBER 31,
ITEMS                                           2007           2006              (%)             2005
-----                                       ------------   ------------   ----------------   ------------
Basic earnings per share                        0.75           0.76                   (1.3)      0.72
Diluted earnings per share                      0.75           0.76                   (1.3)      0.72
Basic earnings per share after deducting
   non-recurring profit/loss items              0.76           0.77                   (1.3)      0.72
                                                                                       (5.3
Fully diluted return on net assets (%)          19.9           25.2       percentage point)      26.8
                                                                                      (3.5
Weighted average return on net assets (%)       22.8           26.3       percentage point)      28.9
Fully diluted return on net assets after
   deducting non-recurring                                                            (5.4
   profit/loss items (%)                        20.1           25.5       percentage point)      26.8
Weighted average return on net assets
   after deducting non-recurring                                                      (3.7
   profit/loss items (%)                        23.0           26.7       percentage point)      28.8
Net cash flows per share from operating
   activities                                   1.17           1.15                    1.7       1.19

                                           AS AT          AS AT      YEAR-ON-YEAR      AS AT
                                       DECEMBER 31,   DECEMBER 31,       CHANGE     DECEMBER 31,
ITEM                                       2007           2006             (%)          2005
----                                   ------------   ------------   ------------   ------------
Net assets per share attributable to
   equity holders of the Company           3.70           3.02           22.5           2.66

     (3) Non-recurring profit/loss items

                                                               Unit: RMB Million

                                                  YEAR ENDED
                                                 DECEMBER 31,
                                                2007 (PROFIT)
NON-RECURRING PROFIT/LOSS ITEMS                    /LOSS
-------------------------------                 -------------
Loss on disposal of non-current assets*               753
Other non-operating net income and expenses         1,371
Government grants                                    (388)
Tax effect of non-recurring profit/loss items        (443)
Total                                               1,293

*    Excluding exploratory dry holes

     3. DIFFERENCES BETWEEN CAS AND IFRS

                                                               Unit: RMB Million

                                             CAS                 IFRS
                                       ---------------      ----------------
Net profit (including minority
   interest) for the year ended
   December 31, 2007                       143,494               155,229
Equity (including minority
   interest) as at December 31, 2007       715,071               776,347
Analysis of differences                Please refer to the supplemental
                                       information by the management set out
                                       after the financial statements of the
                                       Group prepared under CAS in
                                       this 2007 Annual Report for details

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

     1. CHANGES IN SHAREHOLDINGS

                                                                    Unit: Shares

                                                                        INCREASE/DECREASE (+/-)
                                 PRE-MOVEMENT          ---------------------------------------------------------
                         ----------------------------                         CONVERSION
                                           PERCENTAGE                  BONUS     FROM
                         NUMBER OF SHARES      (%)        NEW ISSUE    ISSUE   RESERVES   OTHERS     SUB-TOTAL
                         ----------------  ----------  --------------  -----  ----------  ------  --------------
I  Shares with selling
      restrictions        157,922,077,818     88.21    +1,000,000,000    --       --         --   +1,000,000,000
1. State-owned shares     157,922,077,818     88.21                --    --       --         --               --
2. Shares held by
   state-owned
   companies                           --        --                --    --       --         --               --
3. Shares held by
   other domestic
   investors                           --        --    +1,000,000,000    --       --         --   +1,000,000,000
   of which:
   Shares held by
   companies other
   than state-owned
   companies                           --        --    +1,000,000,000    --       --         --   +1,000,000,000
   Shares held by
   domestic natural
   persons                             --        --                --    --       --         --               --
4. Shares held by
   foreign investors                   --        --                --    --       --         --               --
II Shares without
   selling
   restrictions            21,098,900,000     11.79    +3,000,000,000    --       --         --   +3,000,000,000
1. RMB-denominated
   ordinary shares                     --        --    +3,000,000,000    --       --         --   +3,000,000,000
2. Shares traded in
   non-RMB
   currencies
   and listed
   domestically                        --        --                --    --       --         --               --
3. Shares listed
   overseas                21,098,900,000     11.79                --    --       --         --               --
4. Others                              --        --                --    --       --         --               --
III Total Shares          179,020,977,818    100.00    +4,000,000,000    --       --         --   +4,000,000,000


                                POST-MOVEMENT
                         ----------------------------
                                           PERCENTAGE
                         NUMBER OF SHARES     (%)
                         ----------------  ----------
I  Shares with selling
      restrictions        158,922,077,818     86.83
1. State-owned shares     157,922,077,818     86.29
2. Shares held by
   state-owned
   companies                           --        --
3. Shares held by
   other domestic
   investors                1,000,000,000      0.54
   of which:
   Shares held by
   companies other
   than state-owned
   companies                1,000,000,000      0.54
   Shares held by
   domestic natural
   persons                             --        --
4. Shares held by
   foreign investors                   --        --
II  Shares without
   selling
   restrictions            24,098,900,000     13.17
1. RMB-denominated
   ordinary shares          3,000,000,000      1.64
2. Shares traded in
   non-RMB
   currencies
   and listed
   domestically                        --        --
3. Shares listed
   overseas                21,098,900,000     11.53
4. Others                              --        --
III Total Shares          183,020,977,818    100.00

     2. CHANGES IN SHARES WITH SELLING RESTRICTIONS

                                                                    Unit: Shares

                                  NUMBER OF
                  NUMBER OF         SHARES       NUMBER OF
                 SHARES WITH         WITH        ADDITIONAL       NUMBER OF
                   SELLING         SELLING      SHARES WITH      SHARES WITH
               RESTRICTIONS AT   RESTRICTION      SELLING          SELLING                                           EXPIRY DATE OF
NAME OF         THE BEGINNING      EXPIRED      RESTRICTIONS   RESTRICTIONS AT                                           SELLING
SHAREHOLDERS       OF 2007         IN 2007        IN 2007      THE END OF 2007   REASONS FOR SELLING RESTRICTIONS     RESTRICTIONS
------------   ---------------   -----------   -------------   ---------------   --------------------------------   ----------------
CNPC           157,922,077,818         0                   0   157,922,077,818   In October 2007, the Company       November 5, 2010
                                                                                 offered its RMB-denominated
                                                                                 ordinary shares (A shares) to
                                                                                 the public for the first time.
                                                                                 At that time, CNPC undertook
                                                                                 that "for a period of 36 months
                                                                                 commencing from the date of
                                                                                 listing of the A shares of the
                                                                                 Company on the Shanghai Stock
                                                                                 Exchange, it will not transfer
                                                                                 or entrust others for the
                                                                                 management of the A shares which
                                                                                 it holds, or allow such shares
                                                                                 to be repurchased by the
                                                                                 Company. However, certain shares
                                                                                 held by CNPC, which may be
                                                                                 subsequently listed on overseas
                                                                                 stock exchanges after obtaining
                                                                                 necessary approvals in the PRC,
                                                                                 are not subject to the
                                                                                 restriction of the 36-month
                                                                                 lock-up period."

Shares
placed                       0         0       1,000,000,000     1,000,000,000   In October 2007, the Company       February 5, 2008
off-line                                                                         offered its RMB-denominated
                                                                                 ordinary shares (A shares) to
                                                                                 the public for the first time.
                                                                                 Shares that have been placed
                                                                                 with target placees off-line are
                                                                                 subject to a lock-up period of
                                                                                 three months from the date of
                                                                                 listing of the shares on the
                                                                                 Shanghai Stock Exchange.

               ---------------       ---       -------------   ---------------
Total          157,922,077,818         0       1,000,000,000   158,922,077,818   --                                 --
               ===============       ===       =============   ===============

     3. ISSUE AND LISTING OF SECURITIES:

     (1) Issue of shares in the past three years

     In September 2005, the Company issued 3,196,801,818 new H shares at the price of HK$6.00 per share. Concurrently, CNPC sold 319,680,182 state-owned shares. An aggregate of 3,516,482,000 shares were issued and sold. Upon completion of the issue, the total share capital of the Company amounted to 179,020,977,818 shares, of which 157,922,077,818 shares were held by CNPC, representing approximately 88.21% of the total share capital of the Company, and 21,098,900,000 shares were held by holders of H shares, representing approximately 11.79% of the total share capital of the Company.

     In October 2007, the Company issued 4 billion A shares at an issue price of RMB16.7 per share. The shares were listed on the Shanghai Stock Exchange on November 5, 2007. Upon completion of the issue, the total share capital of the Company amounted to 183,020,977,818 shares, of which 157,922,077,818 shares were held by CNPC, representing approximately 86.29% of the total share capital of the Company, and 25,098,900,000 shares were held by public investors, representing approximately 13.71% of the total share capital of the Company. Of the shares held by public investors, 4,000,000,000 shares were held by holders of A shares, representing approximately 2.18% of the total share capital of the Company, and 21,098,900,000 shares were held by holders of H shares, representing approximately 11.53% of the total share capital of the Company..

     (2) Changes in the Total Number of Shares and the Shareholding Structure of the Company

     During the reporting period, the Company issued 4 billion A shares. Upon completion of the issue and listing of the A shares, the total share capital of the Company increased from 179,020,977,818 shares to 183,020,977,818 shares..

     (3) Shares held by Employees

     During the reporting period, no shares for employees of the Company were in issue.

     4. NUMBER OF SHARES HELD BY THE TOP TEN SHAREHOLDERS OF SHARES WITH SELLING RESTRICTIONS AND THE SELLING RESTRICTIONS

                                                                    Unit: Shares

                                                                                   NUMBER OF
                                                                                   ADDITIONAL
                                           NUMBER OF SHARES                       SHARES THAT
         NAME OF SHAREHOLDERS OF SHARES      WITH SELLING      DATE OF LISTING   CAN BE LISTED    LOCK-UP
NUMBER      WITH SELLING RESTRICTIONS     RESTRICTIONS HELD      AND TRADING       AND TRADED      PERIOD
------   ------------------------------   -----------------   ----------------   -------------   ---------
   1     CNPC(1)                            157,922,077,818   November 5, 2010         0         36 months

   2     China Life Insurance Company
         Limited- Dividends- Group
         Dividends-005L-FH001 Shanghai           25,069,000   February 5, 2008         0          3 months

   3     China Life Insurance Company
         Limited- Dividends- Personal
         Dividends-005L-FH002 Shanghai           25,069,000   February 5, 2008         0          3 months

   4     China Life Insurance Company
         Limited-Traditional-Ordinary
         Insurance Product-005L-CT001
         Shanghai                                25,069,000   February 5, 2008         0          3 months

   5     China Life Insurance (Group)
         Company- Traditional-Ordinary
         Insurance Product                       25,069,000   February 5, 2008         0          3 months

   6     Ping An Life Insurance Company
         of China, Ltd.-Proprietary
         Funds                                   25,069,000   February 5, 2008         0          3 months

   7     New China Life Insurance
         Company
         Limited-Dividends-Group
         Dividends-018LFH001 Shanghai            25,069,000   February 5, 2008         0          3 months

   8     Ping An Life Insurance Company
         of China,
         Ltd.-Dividends-Personal
         Insurance Dividends                     25,069,000   February 5, 2008         0          3 months

   9     Ping An Life Insurance Company
         of China,
         Ltd.-Traditional-Ordinary
         Insurance Products                      25,069,000   February 5, 2008         0          3 months

  10     Ping An Life Insurance Company
         of China, Ltd.-Universal-Personal
         Universal                               25,018,864   February 5, 2008         0          3 months

Note 1: Shares held by CNPC, which may be listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the 36-month lock-up period. .

     5. NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS

     The number of shareholders of the Company as at December 31, 2007 was 1,883,990, including 1,879,207 holders of A shares and 4,783 holders of H shares (including holders of the American Depositary Shares). The public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules").

     (1) Shareholdings of the top ten shareholders

                                                                    Unit: Shares

                                                                                                     NUMBER OF
                                                PERCENTAGE                                            SHARES
                                                    OF                           NUMBER OF SHARES   PLEDGED OR
                                  NATURE OF    SHAREHOLDING   NUMBER OF SHARES     WITH SELLING     SUBJECT TO
NAME OF SHAREHOLDERS                SHARES          (%)             HELD           RESTRICTIONS      LOCK-UPS
--------------------             -----------   ------------   ----------------   ----------------   ----------
CNPC(1)                          State-owned       86.29       157,922,077,818    157,922,077,818        0
                                    shares

HKSCC Nominees Limited(2)          H shares        11.44        20,937,754,152                  0        0

China Life Insurance (Group)
Company-Traditional- Ordinary
Insurance Product(3)               A shares        0.031            56,797,000         25,069,000        0

China Life Insurance Company
Limited - Dividends - Personal
Dividends - 005L -FH002
Shanghai(3)                        A shares        0.016            30,238,570         25,069,000        0

China Life Insurance Company
Limited - Traditional -
Ordinary Insurance Product -
005L - CT001 Shanghai(3)           A shares        0.014            25,069,000         25,069,000        0

China Life Insurance Company
Limited - Dividends - Group
Dividends - 005L -FH001
Shanghai(3)                        A shares        0.014            25,069,000         25,069,000        0

Ping An Life Insurance Company
of China, Ltd. - Traditional -
Ordinary Insurance Products(3)     A shares        0.014            25,069,000         25,069,000        0

New China Life Insurance
Company
Limited-Dividends-Group
Dividends-018L FH001
Shanghai(3)                        A shares        0.014            25,069,000         25,069,000        0

Ping An Life Insurance Company
of China, Ltd. - Proprietary
Funds(3)                           A shares        0.014            25,069,000         25,069,000        0

Ping An Life Insurance Company
of China,
Ltd.-Dividends-Personal
Insurance Dividends(3)             A shares        0.014            25,069,000         25,069,000        0

Notes:

1. CNPC is a substantial shareholder within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "Securities and Futures Ordinance") whose interest is recorded in the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2. HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

3. Placees placed with A shares of the Company off-line who became one of the top ten shareholders of the Company shall not trade or transfer the shares held by them within three months commencing from November 5, 2007.

     (2) Shareholdings of top ten shareholders of shares without selling restrictions

                                                                    Unit: Shares

NUMBER   NAME OF SHAREHOLDERS                                 NUMBER OF SHARES HELD   TYPES OF SHARES
------   --------------------                                 ---------------------   ---------------
   1     HKSCC Nominees Limited                                   20,937,754,152          H shares

   2     China Life Insurance (Group) Company - Traditional
         - Ordinary Insurance Products                                31,728,000          A shares

   3     Bank of China -Shanghai and Shenzhen 300 Index
         Jiashi Securities Investment Fund                            14,035,426          A shares

   4     China Construction Bank - Boshi Yufu Securities
         Investment Fund                                              12,626,642          A shares

   5     China Pacific Insurance (Group) Co., Ltd. -Group
         Level-Proprietary Funds -012G-ZY001 Shanghai                  7,387,982          A shares

   6     Ling Foo Sang and Wong Ngar Kum                               6,912,000          H shares

   7     Tongde Securities Investment Fund                             6,906,951          A shares

   8     Baosteel Co., Ltd.                                            6,440,000          A shares

   9     Sinochem Corporation                                          5,819,000          A shares

         China Life Insurance Company Limited
  10     -Dividends-Personal Dividends-005L-FH002 Shanghai             5,169,570          A shares

     Statement on the connection or activities acting in concert among the above-mentioned shareholders:

     Except for China Life Insurance (Group) Company - Traditional - Ordinary Insurance Products, China Life Insurance Company Limited - Dividends - Personal Dividends -005L-FH002 Shanghai, China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai and China Life Insurance Company Limited-Group Dividends-005L-FH001 Shanghai, all of which are under the management of China Life Insurance Asset Management Co., Ltd and Ping An Life Insurance Company of China, Ltd.-Traditional-Ordinary Insurance Products, Ping An Life Insurance Company of China, Ltd.-Proprietary Funds and Ping An Life Insurance Company of China, Ltd.-Dividends-Personal Insurance Dividends, all of which are under the management of Ping An Life Insurance Asset Management Co. Ltd., the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

     (3) Shareholdings of Substantial Shareholders of H Shares

     As at December 31, 2007, according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance, the person in the following table and note has an interest or short position in the H shares of the Company:

                                     PERCENTAGE OF SUCH
                                     SHARES IN THE SAME   PERCENTAGE OF
NAME OF                             CLASS OF THE ISSUED    TOTAL SHARE
SHAREHOLDER     NUMBER OF SHARES     SHARE CAPITAL (%)     CAPITAL (%)
-------------   ----------------    -------------------   -------------
UBS AG (Note)     1,089,453,631(L)        5.16(L)              0.60
                    414,468,390(S)        1.96(S)              0.23

Note: UBS AG, through various wholly-owned subsidiaries, has an interest in 1,089,453,631 H shares of the Company.

     As at December 31, 2007, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the H shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

     6. INFORMATION ON CONTROLLING SHAREHOLDER AND THE ULTIMATE CONTROLLER

     There was no change in the controlling shareholder or the ultimate controller during the reporting period.

     (1) Controlling shareholder

     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (Chinese Character). CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB240,440.02 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

     (2) Except for HKSCC Nominees Limited and CNPC, no other legal person holds 10% or more of the shares in the Company.

     (3) Ultimate controller

     CNPC is the ultimate controller of the Company.

     (4) The equity interest structure and controlling relationship between the Company and the ultimate controller

                         ------------------------------
                         |            CNPC            |
                         ------------------------------
                                        |
                                        |
                                        | 86.29%
                                        |
                                        |
                                        V
                         ------------------------------
                         | PetroChina Company Limited |
                         ------------------------------

CHAIRMAN'S REPORT

Dear Shareholders,

     I am pleased to submit to you the annual report of the Company for the year ended December 31, 2007.

     REVIEW OF RESULTS OF OPERATIONS

     In 2007, faced with new changes and new trends in the macro environment both domestically and globally, the Company upheld the guiding principle of scientific development and implemented firmly the three main strategies in the areas of resources, marketing and internationalisation of operations. The Company optimised production arrangements and strengthened operations and management. The main performance indicators of the Group have achieved record high again and the overall business strengths of the Group were enhanced markedly. In accordance with CAS, for the twelve months ended December 31, 2007, profit before taxation of the Group was RMB192,825 million, representing an increase of 1.6% compared with the previous year. Net profit attributable to equity holders of the Company was RMB134,574 million, representing a decrease of 1.2% compared with the previous year. Basic earnings per share for profit attributable to equity holders of the Company during the year amounts to RMB0.75. In accordance with IFRS, for the twelve months ended December 31, 2007, profit before taxation of the Group was RMB204,381 million, representing an increase of 2.6% compared with the previous year. Net profit attributable to equity holders of the Company was RMB145,625 million, representing an increase of 2.4% compared with the previous year. For the twelve months ended December 31, 2007, the basic and diluted earnings per share attributable to equity holders of the Company were RMB0.81.

     The Board of Directors has recommended to pay final dividends of RMB0.156859 per share (together with the interim dividend of RMB0.205690 per share, the annual dividend for 2007 will be RMB0.362549 per share), subject to shareholders' review and approval at the forthcoming annual general meeting to be held on May 15, 2008.

     BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

     The annual general meeting of the Company for 2006 was held in Beijing on May 16, 2007. Articles 89 and 109 of the Articles of Association of the Company (the "Articles of Association") provide that "directors shall be elected at the shareholders' meeting for a term of three (3) years and may serve consecutive terms if re-elected upon the expiry of their term of office" and "the supervisory committee shall compose of seven (7) supervisors and one of the members of the supervisory committee shall act as the chairman. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election and re-appointment", respectively. The term of office of four Directors and two Supervisors expired on May 17,

2007. Mr Chen Geng notified the Board that he would retire from his office and would not seek for re-election. Mr Xu Fengli notified the Company that he would retire from his office and would not seek for re-election. Pursuant to the provisions of Articles 51 (3) and (13) of the Company's Articles of Association regarding the "election and re-election of supervisors nominated by the shareholders" shall be subject to the approval at the shareholders' meetings and "review of proposals presented by shareholders representing 5% or more of the voting shares of the Company" at the shareholders' meetings, resolutions for the re-election of three Directors and two Supervisors were considered and approved at the annual general meeting. It was resolved that each of Mr Jiang Jiemin, Mr Zhou Jiping and Mr Duan Wende be re-elected as Directors and Mr Sun Xianfeng and Mr Zhang Jinzhu be re-elected and elected as Supervisors respectively.

     Given that Mr Chen Geng retired from his office as Director and Chairman of the Company, in accordance with Articles 88 and 89 of the Articles of Association of the Company which provide that "the board shall have one chairman" and "the chairman shall be elected and removed by more than one-half of all the members of the board of directors", an extraordinary meeting of the Board of Directors was convened on May 20, 2007 to consider and pass the resolution to elect Mr Jiang Jiemin as the chairman of the Board of Directors which was approved by way of written resolution.

     In addition, the Articles of Association of the Company provides that the Board of Directors shall consist of thirteen Directors. The Board of Directors currently consists of eleven Directors. To ensure the normal operation of the Board of Directors, the Company will arrange for election of two Directors in accordance with the procedures set out in the Articles of Association of the Company.

     On June 19, 2007, at the seventh meeting of the Third Session of the Board of Directors, the Company appointed each of Mr Sun Longde, Mr Shen Diancheng and Mr Liu Hongbin as Vice President, Mr Zhou Mingchun as the Chief Financial Officer and Mr Lin Aiguo as the Chief Engineer of the Company. On November 20, 2007, at the ninth meeting of the Third Session of the Board of Directors, the Company appointed Mr Li Hualin as Vice President of the Company.

     I would like to take this opportunity to express my gratitude to Mr Chen Geng and Mr Xu Fengli for their contribution to the Company during their term of office. I would also like to express my heartfelt thanks to all shareholders for their support and members of the Board of Directors and the Supervisory Committee and all staff of the Company for their close co-operation and hard work.

     BUSINESS PROSPECTS

     Looking forward in 2008, the global economy will hopefully maintain steady growth, and the Chinese economy will maintain its rapid growth momentum. These will continue to fuel the demand for oil and natural gas and petrochemical products. Government regulations will become more stringent. The public will be more concerned with changes in crude oil prices and stability in oil and gas supply. Confronted with complicated and ever changing external environments, and ever increasing market competition, the Group will seek new growth engines positively in order to achieve good and rapid business developments, and continue to implement the three main strategies in the areas of resources, marketing and internationalisation of operations. The Group will continue to place top priority on resources exploration and development and further consolidate its leading position of the upstream business in China. The Group will speed up modification of the strategic structure of its refinery and petrochemical business and to develop such business in an orderly and efficient manner. Sales of refined products and petrochemical products could be improved to ensure market supply. Construction of strategic pipelines and the domestic pipeline network will be enhanced with a view to building up a diversified oil and gas supply system. The Group will continue to enhance international energy co-operation opportunities in order to be mutually benefited, and endeavour to achieve efficient and sustainable development of its overseas businesses.

     In respect of exploration and production, the Group will continue to place top priority on resources exploration and development and further consolidate the leading position of its upstream business in China. The Group will stress the parallel development of oil and gas exploration, carry out exploration at the key basins and focus on key preliminary exploration projects. Exploration of mature oilfields will be enhanced, and venture into the exploration of new oilfields will be pushed forward actively. The Group will endeavour to unearth sizeable and high quality reserves with a view to meet the annual reserves target. In oilfield exploration, emphasis will be placed on the overall development of new oilfields. The Group has extensively initiated works to achieve a steady oil and gas production in mature oilfields through the deployment of various comprehensive measures including conducting secondary recovery of mature oilfields, strengthening the descriptive analysis of reserves and unearthing potential resources. In natural gas exploration, emphasis will be placed on construction in key gas regions, overall planning and development and production planning. Production capacity will be enhanced at a quicker pace so that rapid growth of natural gas production can be sustained.

     In respect of refining and petrochemicals, the Group will speed up modification of the strategic structure of its refinery and petrochemical business to expedite and facilitate the construction of large-scale refinery and petrochemical bases and to develop such business in an orderly and efficient manner. The Group will strive to meet market requirements for refined products and petrochemical products necessitated by rapid growth in the economic and social developments by improving production organisation and management, arranging for resources processing in a scientific manner, and ensuring full load operation of refinery facilities and high load, safe and steady operation of petrochemical facilities. The Group will continue to improve different economic and technological indicators, optimise product mix, and improve market competitiveness.

     In respect of the sale of refined products, the Group will further improve the refined products sales and distribution network and sales information system. Efforts will be made to explore profitable markets. Regulated management of service stations and regulated sales of refinery products will be strengthened with a view to increase the retail sales and daily sales of individual serviced stations. The Group will endeavour to improve the marketing quality and operating efficiency of the sale of high quality lubricants business. Increasing efforts will be made to achieve overall balance of better resources allocation, optimisation and utilisation of resources in various markets in order to ensure supply of refined products in the domestic market.

     In respect of natural gas and pipeline construction, the Group will continue to pursue actively key construction projects. Construction of the four major strategic oil and gas pipelines in the northwestern, northeastern and southwestern China as well as in the sea and the domestic trunk pipeline network will be sped up. Storage and transportation facilities and resources despatch capabilities will be improved. A nationwide pipeline network and supply system characterised by diversification of resources, flexible despatch priority and stable supply will be established. Overall balance of the allocation of natural gas resources will be enhanced. Linkage of production, transportation and marketing will be enhanced. Utilisation of gas will be optimised, and marketing efficacy could be boosted. Further studies on extended natural gas business will be conducted with a view to achieving secondary value-added benefits to the application of natural gas.

     In respect of international operations, the Group will continue to enhance international energy co-operation opportunities in order to obtain mutual benefits, and endeavour to achieve efficient and sustainable development of the scale of its overseas businesses. The Group will focus on oil and gas exploration, continue to expand the scale of reserves and speed up the pace of overseas businesses development. Subject to proper risk management, the Group will develop its current businesses steadily in the global market, continue to utilise various business forms, and gradually improving the allocation of resources of the Group to an international level.

     In respect of safety and environmental protection, the Group will continue to adhere firmly to the principle of "prioritising of safety, environmental protection and people-orientation" and minimise potential risks in full force. The Group will promote the effective operation of the Health, Safety and Environment (HSE) management system. The Group will put its emphasis on energy saving, water saving and land saving and reducing emission of pollutants, and continue to improve efficiency in utilisation of resources.

     In its future development, the Group will continue to emphasize two guiding principles, namely, scientific development and social harmony. The Group will continue to conduct its business in a prudent and steady manner, thereby increasingly enhancing its corporate value and actively fulfilling its economic, environmental and social responsibilities to maximise returns to its equity holders, the society and its staff.


                                        /s/ Jiang Jiemin
                                        ----------------------------------------
                                        Jiang Jiemin
                                        Chairman
                                        Beijing, the PRC
                                        March 19, 2008

BUSINESS OPERATING REVIEW

     1. MARKET REVIEW

     (1) Crude Oil Market Review

     In 2007, on the whole, international crude oil prices continued to soar. In particular, since September 2007, oil prices broke the US$80 per barrel and US$90 per barrel marks, reaching nearly US$100 per barrel by the end of the year. In general, market considered the surge in the crude oil prices was primarily due to factors including strong growth in demand, a decline in crude oil inventories, speculative activities, geopolitical instabilities in certain oil producing countries and continued weakening of the US dollars. The annual average prices for WTI, Brent and Minas crude oil were US$72.16, US$72.38 and US$73.40 per barrel, respectively, representing an increase of US$6.12, US$7.32 and US$8.16 per barrel, respectively, over the annual average prices in 2006. Corresponding to the rise in international crude oil prices, the average price for domestic crude oil in 2007 was higher than that of 2006.

     According to the relevant statistics, domestic crude oil imports continued to increase in 2007 by 14.4% to a net total of 159 million tons compared with the previous year. Domestic crude oil output and the amount of crude oil processed reached 186 million tons and 306 million tons, respectively.

     (2) Refined Products Market Review

     In 2007, domestic refined product prices were still under the macro economic controls of the PRC Government, resulting in such prices were lower than the prices in the international market. Annual average ex-factory prices of domestic gasoline and diesel were RMB5,071 per ton and RMB4,653 per ton respectively, being RMB1,225 and RMB1,513 lower than the CIF per ton prices quoted in the Singapore market, respectively, while the maximum price difference reaching over RMB2,000 per ton in 2007. During the second half of 2007, international crude oil prices rocketed and as a result, domestic refineries incurred heavy losses in processing. Production ceased in certain local refineries. Supply in the refined products market was once very tight. On November 1, 2007, the PRC Government raised the ex-factory prices of gasoline, diesel and aviation fuel by RMB500 per ton. Balance of demand and supply was basically restored after such price increase.

     According to the relevant information, nominal consumption of domestic refined products increased by 6.9% to 186 million tons in 2007.

     (3) Chemical Products Market Review

     The PRC economy maintained steady and rapid growth in 2007 with an increase in the GDP of 11.4%. The rapid growth of the PRC economy has created a steady increase in the domestic demand for petrochemical products, including a 10.6% growth in the nominal consumption of plastic materials. Notwithstanding an increase in the production of petrochemical products in 2007 as a result of the commencement of production by certain newly installed facilities, amongst which the production capacity of polyethylene and polypropylene was increased by 15% and 18% respectively as compared with those of the previous year, the overall increase in the supply of petrochemical products was moderate and limited and the supply remained relatively tight in the chemical products market as a result of the declining volume of import in chemical products. The prices of petrochemical products rocketed and the overall prices of petrochemical products were increased by 3.3% when compared with that of the previous year.

     (4) Natural Gas Market Review

     In 2007, the domestic natural gas market developed rapidly with strong growth in demand for natural gas. The external sales of natural gas reached 43.6 billion cubic metres, representing an increase of 22% as compared to that of the previous year. On August 30, 2007, the PRC Government promulgated the Policies on Natural Gas Utilisation in order to ease the supply-and-demand tension of natural gas, optimise the utilisation structure of natural gas and promote the idea of reducing energy consumption and emissions. In addition, with a view to guide the market towards a more rationalised consumption of natural gas and to narrow the difference between domestic natural gas prices and alternative energy prices, the PRC Government raised the basic ex-factory price of natural gas for industrial use by RMB400 per thousand cubic metre on November 10, 2007.

     2. BUSINESS REVIEW

     (1) Exploration and Production

     In 2007, the Group stepped up oil and gas exploration in the PRC. Major breakthroughs of strategic significance were achieved through further geological research and emphasis on the application of new technologies, and concerted efforts on oil and gas exploration activities. In particular, the Company discovered the Jidong Nanpu Oilfield which is with relatively high crude oil reserves. Moreover, significant progress was achieved during the oil and gas exploration in the Sichuan Basin, the Erdos Basin, the Songliao Basin and the Tarim Basin. With a better composition of orderly managed reserves, the Company has entered into the peak in the growth of reserves. In respect of overseas oil and gas exploration, new progress was made with discovery of relatively high reserves in regions including Chad and Kazakhstan. In 2007, the Group achieved crude oil reserve replacement ratio of 1.104 and natural gas reserve replacement ratio of 3.238.

     In the development of domestic oilfields, the policy of "steady development in the east, and rapid development in the west" was upheld. New ways in the exploration of oilfield and natural gas fields were actively adopted. The Company has extensively initiated works for the secondary recovery of mature oilfields so as to maintaining a steady oil and gas production through the deployment of various comprehensive measures including deepening fine reservoir characterisation, stabilising oil production by water-cut control, tertiary oil recovery and so forth, as well as actively promoting sophisticated technologies such as horizontal application and under-balanced drilling. The foundation for oil stabilization in the mature oilfields has been consolidated. The Company has also conducted overall assessment, planning and development building up the production capacity in the new fields. In respect of regions outside China, various measures were adopted to slow down the reduction in the productivity of mature oilfields, strengthen the organisational operation and management of drilling and maintenance of wells and enhance the productivity of newly discovered wells. Through the above measures, in 2007, the total crude oil and natural gas output of the Group was 1,110.0 million barrels of oil equivalent, including 838.8 million barrels of crude oil and 1,627.0 billion cubic feet of marketable natural gas. In 2007, the lifting cost for the oil and gas operations of the Group was US$7.75 per barrel, representing an increase of 15.0% from US$6.74 per barrel in 2006.

     SUMMARY OF OPERATIONS OF THE EXPLORATION AND PRODUCTION SEGMENT

                                                                                  YEAR-ON-YEAR
                                                UNIT            2007      2006     CHANGE (%)
                                         ------------------   -------   -------   ------------
Crude oil output                         Million barrels        838.8     830.7        1.0
Marketable natural gas output            Billion cubic feet   1,627.0   1,371.9       18.6
Oil and natural gas equivalent output    Million barrels      1,110.0   1,059.4        4.8
Proved reserves of crude oil             Million barrels       11,706    11,618        0.8
Proved reserves of natural gas           Billion cubic feet    57,111    53,469        6.8
Proved developed reserves of crude oil   Million barrels        9,047     9,185       (1.5)
Proved developed reserves of natural
gas                                      Billion cubic feet    26,047    22,564       15.4

     (2) Refining and Marketing

     In 2007, faced with the growing demand in the market, the Group organised refining processing meticulously, scientifically modified refining arrangements, and optimised allocation of resources actively. Safe, steady, long-term, full-load and optimised production was achieved resulting from improvement of the production control management system. Crude oil processing and production of key refined products reached a historically high level. In order to react to changes in the sales market proactively, resources were organised through various means. Production, transportation and distribution arrangements were enhanced and better co-ordinated. Allocation of resources was optimised. The scale of sales to end-users was expanded. The level of retail sales management and the quality of services were enhanced continuously. All these have paved the way to form a strongly focused and highly efficient nationwide distribution network throughout the PRC, thereby ensuring a gradual stable market supply. The Group's refineries processed 823.6 million barrels of crude oil, approximately 80% of which was supplied by the Exploration and Production segment. The Group produced approximately 71.38 million tons of gasoline, diesel and kerosene and sold approximately

85.74 million tons of these products. The cash processing cost of the Group's refineries decreased from RMB169 per ton in 2006 to RMB155 per ton in 2007.

     SUMMARY OF OPERATIONS OF THE REFINING AND MARKETING SEGMENT

                                                                         YEAR-ON-YEAR CHANGE
                                          UNIT         2007     2006             (%)
                                    ---------------   ------   ------   --------------------
Processed crude oil                 Million barrels    823.6    785.0                    4.9
Gasoline, kerosene and diesel
output                                 '000 ton       71,381   68,318                    4.5
 of which: Gasoline                    '000 ton       22,019   22,027                  (0.04)
           Kerosene                    '000 ton        2,017    2,064                   (2.3)
           Diesel                      '000 ton       47,345   44,227                    7.0
Crude oil processing load                  %            97.7     95.9   1.8 percentage point
Light products yield                       %           73.99    73.48   0.5 percentage point
Refining yield                             %           93.01    92.17   0.8 percentage point
Market share in retail                     %            37.0     34.7   2.3 percentage point
Number of service stations               Unit         18,648   18,207                    2.4
of which: owned service  stations        Unit         17,070   16,624                    2.7
Sales volume per service station        Ton/day          8.4      7.8                    7.7

     (3) Chemicals and Marketing

     In 2007, the Group achieved economies of scale and steady operations in the Chemical and Marketing segment. Key technological and economic indicators improved continuously. Allocation of resources and production mix were further optimised. The production of chemical products and ethylene reached 15.55 million tons and 2.58 million tons, respectively.

     SUMMARY OF OPERATIONS OF THE CHEMICALS AND MARKETING SEGMENT

                                                                       YEAR-ON-YEAR
OUTPUT OF KEY CHEMICAL PRODUCTS               UNIT      2007    2006    CHANGE (%)
-----------------------------------------   --------   -----   -----   ------------
Ethylene                                    '000 ton   2,581   2,068       24.8
Synthetic resin                             '000 ton   3,962   3,061       29.4
Synthetic fibre raw materials and polymer   '000 ton   1,459   1,232       18.4
Synthetic rubber                            '000 ton     311     312       (0.3)
Urea                                        '000 ton   3,634   3,576        1.6

     (4) Natural Gas and Pipeline

     The Group proceeded with the construction of oil and gas pipelines on schedule and in an orderly manner. A number of long-distance main pipelines, among them the Lanzhou-Yinchuan Gas Transmission Pipeline of the West-East Gas Pipeline, the Daqing-Harbin Gas Transmission Pipeline and the Dagang-Zaozhuang Refined Oil Pipeline, were completed during 2007. A nationwide gas pipeline network is being formed connecting the four gas zones of the Company. Despatch priority of natural gas was centralised which could ensure safety in the gas transmission. Natural gas sales business has leveraged the advantage of the nationwide gas pipeline network and achieved an overall balanced development in the production, transportation and marketing, thereby ensuring a safe and steady supply of natural gas in key cities and key customers.

     SUMMARY OF OPERATIONS OF THE NATURAL GAS AND PIPELINE SEGMENT

                                                      YEAR-ON-YEAR
                          UNIT       2007     2006     CHANGE (%)
                       ----------   ------   ------   ------------
Crude oil pipeline     Kilometres   10,559    9,620        9.8
Refined oil pipeline   Kilometres    2,669    2,413       10.6
Natural gas pipeline   Kilometres   22,043   20,590        7.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in this annual report.

     1. THE FINANCIAL DATA SETS OUT BELOW IS EXTRACTED FROM THE AUDITED FINANCIAL STATEMENTS OF THE GROUP PREPARED UNDER IFRS

     (1) Consolidated Operating Results

     For the twelve months ended December 31, 2007, profit before taxation of the Group was RMB204,381 million, representing an increase of 2.6% compared with the previous year. Net profit attributable to equity holders of the Company ("Net profit") was RMB145,625 million, representing an increase of 2.4% compared with the previous year. The main performance indicators of the Group have achieved record high again and the overall business strengths of the Group improved markedly. Major discoveries were made through the Group's oil and gas exploration. The oil and gas output reached another historical high in 2007. Production and marketing of refined products were steady, and the Group was able to effectively meet market demands. There was rapid progress in the development of natural gas pipelines, and construction of key projects was smooth. Development of the international operations of the Group has continued, paving the way for gradual expansion in the scale of the business of the Group's international operations.

     For the twelve months ended December 31, 2007, the basic and diluted earnings per share attributable to equity holders of the Company were RMB0.81(2006: RMB0.79).

     Turnover Turnover increased 21.2% from RMB688,978 million for the twelve months ended December 31, 2006 to RMB835,037 million for the twelve months ended December 31, 2007. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and refined products, and the efforts made by the Group in expanding resources and developing markets by making use of the opportunities presented by persistently high prices in crude oil and petrochemical products in the international market. In addition, the increase of the sales of oil and gas products during the year also increased the turnover of the Group. The table below sets out the external sales volume and average realised prices for major products sold by the Group for 2006 and 2007 and percentages of change in the sales volume and average realised prices during these two years.

                               SALES VOLUME ('000 TON)       AVERAGE REALISED PRICE (RMB/TON)
                           -------------------------------   --------------------------------
                                             PERCENTAGE OF                     PERCENTAGE OF
                            2007     2006      CHANGE (%)     2007     2006      CHANGE (%)
                           ------   ------   -------------   ------   ------   -------------
Crude oil*                 18,730   20,066        (6.7)       3,594    3,487        3.1
Natural gas (million
   cubic metre, RMB/'000
   cubic metre)            43,570   35,715        22.0          693      678        2.2
Gasoline                   27,003   23,899        13.0        5,168    5,035        2.6
Diesel                     54,377   48,516        12.1        4,668    4,411        5.8
Kerosene                    3,782    2,054        84.1        4,684    4,502        4.0
Heavy oil                   8,772    8,009         9.5        2,519    2,482        1.5
Polyethylene                2,102    1,590        32.2       10,497   10,299        1.9
Lubricant                   2,378    2,059        15.5        6,420    6,433       (0.2)

* The external sales volume of crude oil listed above is crude oil produced by the Company.

     Operating Expenses Operating expenses increased 29.4% from RMB491,002 million for the twelve months ended December 31, 2006 to RMB635,182 million for the twelve months ended December 31, 2007, of which:

     Purchases, Services and Other Expenses Purchases, services and other expenses increased 36.7% from RMB271,123 million for the twelve months ended December 31, 2006 to RMB370,740 million for the twelve months ended December 31, 2007. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; and (2) an increase in the lifting costs of oil and gas operations and the processing cost of the Group's refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of the Group. In addition, the increase in the purchase expenses also resulted from an increase in the refined product supply operations in 2007.

     Employee Compensation Costs The remuneration paid by the Group in cash rose 15.3% or increased RMB3,752 million from RMB24,538 million to RMB28,290 million for 2007. Other employees' costs increased RMB7,703 million from RMB14,623 million to RMB22,326 million for 2007. As a result of the above increment, employees' compensation costs and benefits increased RMB11,455 million. This was primarily due to (1) an increase in the level of salaries and performance bonuses as a result of growth in the performance of the Group and the increase in the commodity price; (2) an increase in the employees' compensation costs that resulted from the expansion of the scale of operations and the retail network of the Group; and (3) a sequential increase in the welfare expenses as a result of an increase in the salaries.

     Exploration Expenses Exploration expenses increased 9.7% from RMB18,822 million for the twelve months ended December 31, 2006 to RMB20,648 million for the twelve months ended December 31, 2007. To further boost crude oil and natural gas resources, the Group undertook more exploration activities for crude oil and natural gas.

     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 8.5% from RMB61,388 million for the twelve months ended December 31, 2006 to RMB66,625 million for the twelve months ended December 31, 2007. This was primarily due to an increase in depreciation, depletion and amortisation that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties during 2007.

     Selling, General and Administrative Expenses Selling, general and administrative expenses increased 19.3% from RMB43,235 million for the twelve months ended December 31, 2006 to RMB51,576 million for the twelve months ended December 31, 2007. This was primarily due to an increase in transportation, leasing, maintenance and other related costs that resulted from expansion in the production scale and business development.

     Taxes other than Income Taxes Taxes other than income taxes increased 30.1% from RMB56,666 million for the twelve months ended December 31, 2006 to RMB73,712 million for the twelve months ended December 31, 2007. The increase was primarily due to a sharp increase in the payment of the special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high throughout 2007.

     Profit from Operations As a result of the factors discussed above, profit from operations increased 0.9% from RMB197,976 million for the twelve months ended December 31, 2006 to RMB199,855 million for the twelve months ended December 31, 2007.

     Net Exchange Loss For the twelve months ended December 31, 2007, a net exchange loss of RMB866 million was recorded. For the twelve months ended December 31, 2006, there was net exchange gain of RMB74 million. The increase in the net exchange loss was primarily due to a combination of the effects of the appreciation of Renminbi against the United States Dollar and other currencies.

     Net Interest Expenses Net interest expenses increased 39.1% from RMB1,154 million for the twelve months ended December 31, 2006 to RMB1,605 million for the twelve months ended December 31, 2007. The increase in net interest expenses was primarily due to an increase in interest expenses recognised as a result of the accretion expense in relation to asset retirement obligations.

     Profit Before Taxation Profit before taxation rose by 2.6% from RMB199,173 million for the twelve months ended December 31, 2006 to RMB204,381 million for the twelve months ended December 31, 2007.

     Taxation Taxation decreased 1.3% from RMB49,776 million for the twelve months ended December 31, 2006 to RMB49,152 million for the twelve months ended December 31, 2007. The decrease was primarily due to a reduction in the income tax of the Group for the twelve months ended December 31, 2007 as the Group reassessed its deferred taxes based on the enacted corporate income tax rate under the Corporate Income Tax Law of the PRC which came into effect on January 1, 2008.

     Net Profit As a result of the factors discussed above, net profit increased 2.4% from RMB142,224 million for the twelve months ended December 31, 2006 to RMB145,625 million for the twelve months ended December 31, 2007.

     (2) Segment Information

     EXPLORATION AND PRODUCTION

     Turnover

     Turnover increased 11.1% from RMB421,340 million for the twelve months ended December 31, 2006 to RMB468,175 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2007 was US$65.27 per barrel, representing an increase of 9.1% from US$59.81 per barrel compared with the previous year.

     Operating Expenses

     Operating expenses increased 29.8% from RMB201,480 million for the twelve months ended December 31, 2006 to RMB261,588 million for the twelve months ended December 31, 2007. The increase was primarily due to a sharp increase in the payment of the special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high throughout 2007.

     Profit from Operations

     Profit from operations decreased 6.0% from RMB219,860 million for the twelve months ended December 31, 2006 to RMB206,587 million for the twelve months ended December 31, 2007. The Exploration and Production segment remains the main source of profit of the Group.

     REFINING AND MARKETING

     Turnover

     Turnover rose 23.5% from RMB543,299 million for the twelve months ended December 31, 2006 to RMB670,844 million for the twelve months ended December 31, 2007. The increase was due to an increase in the realised selling prices of, and changes in the sales volume of, key refined products. The Refining and Marketing segment is the main source of external sales revenue of the Group.

     Operating Expenses

     Operating expenses increased 20.8% from RMB572,463 million for the twelve months ended December 31, 2006 to RMB691,524 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers, and an increase in the selling, general and administrative expenses. In addition, the increase in the operating expenses also resulted from an increase in the level of refined product supply operations in 2007.

     Loss from Operations

     Loss from operations amounted to RMB20,680 million for the twelve months ended December 31, 2007, representing a reduction of RMB8,484 million for the twelve months ended December 31, 2006. The loss from the Refining and Marketing segment was primarily due to the control of the domestic prices of refined products by the PRC Government, as a result of which despite persistently high crude oil prices, prices of refined products were lower than that of the international market.

     CHEMICALS AND MARKETING

     Turnover

     Turnover rose 24.1% from RMB82,791 million for the twelve months ended December 31, 2006 to RMB102,718 million for the twelve months ended December 31, 2007. The growth in turnover was primarily due to an increase in the selling prices and sales volume of certain chemical products.

     Operating Expenses

     Operating expenses increased 22.1% from RMB77,733 million for the twelve months ended December 31, 2006 to RMB94,887 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the purchase costs for direct materials and selling, general and administrative expenses.

     Profit from Operations

     Profit from operations increased 54.8% from RMB5,058 million for the twelve months ended December 31, 2006 to RMB7,831 million for the twelve months ended December 31, 2007. Benefiting from the advantages created by the integration of production and marketing of chemical products, the volumes of production of high value-added and special products were increased to a great extent, and operating efficiency and profitability continued to improve in the Chemicals and Marketing segment.

     NATURAL GAS AND PIPELINE

     Turnover

     Turnover increased 28.6% from RMB38,917 million for the twelve months ended December 31, 2006 to RMB50,066 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the sales volume and selling prices of natural gas, and an increase in the volume of natural gas from pipeline transmission and the average price for pipeline transmission of natural gas.

     Operating Expenses

     Operating expenses increased 25.5% from RMB29,931 million for the twelve months ended December 31, 2006 to RMB37,571 million for the twelve months ended December 31, 2007. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.

     Profit from Operations

     Profit from operations increased 39.0% from RMB8,986 million for the twelve months ended December 31, 2006 to RMB12,495 million for the twelve months ended December 31, 2007. The natural gas and pipeline business grew rapidly and has become a new profit growth engine of the Group.

     (3) Assets, Liabilities and Equity

     The following table sets out the key items in the consolidated balance sheet of the Group:

                                              AS AT         AS AT      PERCENTAGE
                                             DECEMBER      DECEMBER        OF
                                             31, 2007      31, 2006      CHANGE
                                           -----------   -----------   ----------
                                           RMB MILLION   RMB MILLION        %
Total assets                                1,060,131      872,163        21.6
   Current assets                             231,175      162,222        42.5
   Non-current assets                         828,956      709,941        16.8
Total liabilities                             283,784      254,572        11.5
   Current liabilities                        198,095      179,879        10.1
   Non-current liabilities                     85,689       74,693        14.7
Equity attributable to equity holders of
   the Company                                733,405      586,677        25.0
   Share capital                              183,021      179,021         2.2
   Reserves                                   217,952      143,564        51.8
   Retained earnings                          332,432      264,092        25.9
Total equity                                  776,347      617,591        25.7

     Total assets amounted to RMB1,060,131 million, representing an increase of 21.6% from that at the end of 2006, of which:

     Current assets amounted to RMB231,175 million, representing an increase of 42.5% from the current assets as at the end of 2006. The increase in the current assets was primarily due to: an increase in cash, cash equivalents and time deposits with maturities over three months but within one year in the aggregate amount of RMB31,965 million resulting from a combination effect of the issuance of A shares by the Company and an increase in the investment activities expenditures of the Company; an increase in inventories of an amount of RMB12,429 million as a result of rising prices and volume of inventories; an increase in accounts receivable in the amount of RMB9,931 million as a result of the development of the principal operations and the increase in income from the principal operations of the Group and an increase in advances in the amount of RMB12,737 million as a result of an increase in investment expenditures.

     Non-current assets amounted to RMB828,956 million, representing an increase of 16.8% from the non-current assets as at the end of 2006. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plants and equipment (including fixed assets, oil and gas properties etc.) in the amount of RMB117,545 million.

     Total liabilities amounted to RMB283,784 million, representing an increase of 11.5% from the total liabilities as at the end of 2006, of which:

     Current liabilities amounted to RMB198,095 million, representing an increase of 10.1% from the current liabilities as at the end of 2006. The increase in current liabilities was primarily due to an increase in procurement expenditure that resulted in an increase in accounts payable and accrued liabilities of RMB24,171 million.

     Non-current liabilities amounted to RMB85,689 million, representing an increase of 14.7% from the non-current liabilities as at the end of 2006. The increase in non-current liabilities was primarily due to an increase in estimated liabilities of RMB6,280 million in relation to assets retirement obligations, and an increase in long-term borrowings of RMB4,054 million.

     Equity attributable to the equity holders of the Company amounted to RMB733,405 million, representing an increase of 25.0% from the equity attributable to equity holders of the Company as at the end of 2006. The increase in equity attributable to the Company's equity holders was primarily due to an increase in the amount of the retained earnings and the issuance of A shares resulting in an increase in the share capital and reserves.

     (4) Cash Flows

     The primary sources of funds of the Group are cash generated from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.

     The table below sets forth the cash flows of the Group for the year ended December 31, 2007 and December 31, 2006 respectively and the amount of cash and cash equivalents as at the end of each year:

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                         2007          2006
                                                     -----------   -----------
                                                     RMB MILLION   RMB MILLION
Net cash flows generated from operating activities     203,748       198,102
Net cash flows used for investing activities          (184,205)     (158,451)
Net cash flows used for financing activities            (2,648)      (71,739)
Currency translation differences                            40          (258)
Cash and cash equivalents as at the end of year         65,494        48,559

     NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

     The net cash flows of the Group generated from operating activities for the twelve months ended December 31, 2007 was RMB203,748 million, representing an increase of 2.9% compared with RMB198,102 million generated for the twelve months ended December 31, 2006. As at December 31, 2007, the Group had cash and cash equivalents of RMB65,494 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 88.9% were denominated in Renminbi, and approximately 11.1% were denominated in United States Dollars).

     NET CASH FLOWS USED FOR INVESTING ACTIVITIES

     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2007 was RMB184,205 million, representing an increase of 16.3% compared with RMB158,451 million used for the twelve months ended December 31, 2006. The net increase in cash flows used for investing activities was primarily due to an increase in capital expenditures paid in cash during the year.

     NET CASH FLOWS USED FOR FINANCING ACTIVITIES

     The net cash flows of the Group used for financing activities for the twelve months ended December 31, 2007 was RMB2,648 million, representing a decrease of RMB69,091 million compared with RMB71,739 million used for the twelve months ended December 31, 2006. The net decrease was primarily due to an increase in the amount of cash flows generated from financing activities of the Group as a result of the issuance of A shares by the Company during the year.

     The net borrowings of the Group as at December 31, 2007 and December 31, 2006, respectively, are as follows:

                                                 AS AT               AS AT
                                           DECEMBER 31, 2007   DECEMBER 31, 2006
                                           -----------------   -----------------
                                              RMB MILLION         RMB MILLION
Short-term borrowings (including current
   portion of long-term borrowings)              30,934              35,763
Long-term borrowings                             39,688              35,634
                                                -------             -------
Total borrowings                                 70,622              71,397
                                                -------             -------
Less: Cash and cash equivalents                 (65,494)            (48,559)
                                                -------             -------
Net borrowings                                    5,128              22,838
                                                =======             =======

     Maturities of long-term borrowings of the Group are as follows:

                                         PRINCIPAL AS AT     PRINCIPAL AS AT
                                        DECEMBER 31, 2007   DECEMBER 31, 2006
                                        -----------------   -----------------
                                           RMB MILLION         RMB MILLION
To be repaid within one year                  12,200              20,607
To be repaid within one to two years           5,754              11,797
To be repaid within two to five years         19,898              10,449
To be repaid after five years                 14,036              13,388
                                              ------              ------
                                              51,888              56,241
                                              ======              ======

     Of the total borrowings of the Group as at December 31, 2007, approximately 17.0% were fixed-rate loans and approximately 83.0% were floating-rate loans. Of the borrowings as at December 31, 2007, approximately 67.4% were denominated in Renminbi, approximately 28.8% were denominated in United States Dollars, approximately 2.8% were denominated in Hong Kong Dollars, approximately 0.6% were denominated in Singapore Dollars, approximately 0.3% were denominated in Euro and approximately 0.1% were denominated in Japanese Yen.

     As at December 31, 2007, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 8.3% (10.4% as at December 31, 2006).

     (5) Capital Expenditures

     For the twelve months ended December 31, 2007, capital expenditures of the Group increased 22.1% to RMB181,583 million from RMB148,746 million for the twelve months ended December 31, 2006. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and development, and construction of major petrochemical projects in 2007 as well as increases in the prices of steel, fuel oil, water, electricity and other production materials.

                                FOR THE TWELVE MONTHS ENDED
                                        DECEMBER 31,
                             ---------------------------------      ESTIMATES
                                   2007              2006            FOR 2008
                             ---------------   ---------------   ---------------
                               RMB               RMB               RMB
                             MILLION     %     MILLION     %     MILLION     %
                             -------   -----   -------   -----   -------   -----
Exploration and Production   134,256*  73.94   105,192*  70.72   132,300*  63.64
Refining and Marketing        26,546   14.62    19,206   12.91    23,000   11.06
Chemicals and Marketing        8,165    4.50    10,681    7.18    13,200    6.35
Natural Gas and Pipeline      11,003    6.06    11,309    7.60    37,700   18.13
Other                          1,613    0.88     2,358    1.59     1,700    0.82
                             -------   -----   -------   -----   -------   -----
Total                        181,583     100   148,746     100   207,900     100
                             =======   =====   =======   =====   =======   =====

* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for 2006 and 2007, and the estimates for the same in 2008 would be RMB114,520 million, RMB145,743 million and RMB143,200 million, respectively.

     Exploration and Production

     The majority of the Group's capital expenditures were related to the Exploration and Production segment. For the twelve months ended December 31, 2007, capital expenditures in relation to the Exploration and Production segment amounted to RMB134,256 million, including RMB23,914 million for oil and gas exploration activities and RMB91,463 million for oil and gas development activities. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and development of new proven oilfields and gas fields which reflects the Group's goal to boost reserves and achieve steady growth of oil and gas output.

     The Group anticipates that capital expenditures for the Exploration and Production segment for 2008 will amount to RMB132,300 million. Approximately RMB24,200 million will be used for oil and gas exploration, and RMB90,500 million will be used for oil and gas development. Exploration and development activities will mainly emphasise the overall control of Jidong Nanpu region and other regions. Construction of new proven oilfields and gas fields will be carried out, while secondary recovery of and steady production of mature oilfields will also be emphasised.

     Refining and Marketing

     Capital expenditures for the Group's Refining and Marketing segment for the twelve months ended December 31, 2007 amounted to RMB26,546 million, including RMB6,580 million was used in the expansion of the highly efficient retail sales network of refined products and storage infrastructure facilities for oil products, and RMB15,266 million was used in the reconstruction of refining facilities. The increase in these capital expenditures was primarily due to the construction and expansion of refining facilities.

     The Group anticipates that capital expenditures for the Refining and Marketing segment for 2008 will amount to RMB23,000 million, of which approximately RMB16,100 million for construction and expansion of refining facilities, which mainly include the construction of large scale refining projects such as Dalian Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical and Fushun Petrochemical, and approximately RMB6,900 million for investments in the expansion of the sales network for refined products and construction of storage infrastructure facilities for oil products.

     Chemicals and Marketing

     Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2007 amounted to RMB8,165 million, which were used mainly for the construction and expansion of petrochemical facilities.

     The Group anticipates that capital expenditures for the Chemicals and Marketing segment for 2008 will amount to RMB13,200 million, which are expected to be used primarily for the construction and expansion of petrochemical facilities including large scale ethylene projects such as Dushanzi Petrochemical, Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical.

     Natural Gas and Pipeline

     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2007 amounted to RMB11,003 million. The Group incurred RMB8,980 million of these expenditures on the construction of long distance pipelines.

     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2008 will amount to RMB37,700 million, which are expected to be used primarily for main oil and gas transmission projects such as the Lanzhou-Zhengzhou-Changsha refined oil pipeline project, the Second West-East Gas Pipeline project and associated gas storage facilities and LNG projects.

     Others

     Capital expenditures for Other segment (including research and development activities) for the twelve months ended December 31, 2007 were RMB1,613 million.

     The Group anticipates that capital expenditures for Other segment for 2008 will amount to approximately RMB1,700 million, which are expected to be used primarily for research and development activities and for implementation of ERP and other information systems.

     2. THE FINANCIAL DATA SET OUT BELOW IS EXTRACTED FROM THE AUDITED FINANCIAL STATEMENTS OF THE GROUP PREPARED UNDER CAS

     (1) Income from principal operations, cost of principal operations and profit from principal operations by segments under CAS are set out below:

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                           -------------------------
                                                              2007           2006
                                                           -----------   -----------
                                                           RMB MILLION   RMB MILLION
INCOME FROM PRINCIPAL OPERATIONS
   Exploration and production                                455,244       410,357
   Refining and marketing                                    662,322       534,985
   Chemicals and marketing                                    99,864        79,153
   Natural gas and pipeline                                   49,299        38,642
   Other                                                         871         1,015
   Inter-segment elimination                                (458,484)     (398,449)
   Consolidated income from principal operations             809,116       665,703
COST OF PRINCIPAL OPERATIONS
   Exploration and production                                179,380       138,221
   Refining and marketing                                    620,758       505,275
   Chemicals and marketing                                    83,699        64,580
   Natural gas and pipeline                                   35,524        27,995
   Other                                                         211         1,028
   Inter-segment elimination                                (457,551)     (397,729)
   Consolidated cost of principal operations                 462,021       339,370
PROFIT FROM PRINCIPAL OPERATIONS
   Exploration and production                                223,876       235,353
   Refining and marketing                                     25,562        15,285
   Chemicals and marketing                                    15,821        14,309
   Natural gas and pipeline                                   13,077        10,102
   Other                                                         654           (33)
   Consolidated profit from principal operations             278,990       275,016
NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY     134,574       136,229

     (2) Financial data prepared under CAS

                                                AS AT               AS AT         PERCENTAGE
                                          DECEMBER 31, 2007   DECEMBER 31, 2006    OF CHANGE
                                          -----------------   -----------------   ----------
                                             RMB MILLION         RMB MILLION           %
Total assets                                   994,092             815,144           22.0
   Current assets                              236,228             164,717           43.4
   Non-current assets                          757,864             650,427           16.5
Total liabilities                              279,021             247,549           12.7
   Current liabilities                         201,654             180,465           11.7
   Non-current liabilities                      77,367              67,084           15.3
Equity to equity holders of the Company        677,367             541,467           25.1
Total equity                                   715,071             567,595           26.0

For reasons for changes, please refer to the section headed "Management's, Discussion and Analysis of Financial Position and Results of Operations" in this annual report.

     (3) Operations by segment and by product under CAS

                                INCOME
                                 FROM         COST OF
                               PRINCIPAL     PRINCIPAL            YEAR-ON-YEAR   YEAR-ON-YEAR
                              OPERATIONS    OPERATIONS              CHANGE IN      CHANGE IN
                               FOR THE        FOR THE              INCOME FROM      COST OF     INCREASE OR
                                 YEAR          YEAR                 PRINCIPAL      PRINCIPAL    DECREASE IN
        BY SEGMENT            ENDED 2007    ENDED 2007  MARGIN*    OPERATIONS     OPERATIONS      MARGIN
--------------------------   -----------   -----------  -------   ------------   ------------   -----------
                                                                                                 PERCENTAGE
                             RMB MILLION   RMB MILLION      %           %              %            POINT
Exploration and production     455,244       179,380      49.2        10.9           29.8           (8.2)
Refining and marketing         662,322       620,758       3.9        23.8           22.9            1.0
Chemicals and marketing         99,864        83,699      15.8        26.2           29.6           (2.2)
Natural gas and pipeline        49,299        35,524      26.5        27.6           26.9            0.4
Other                              871           211        --          --             --             --
Inter-segment elimination     (458,484)     (457,551)       --          --             --             --
Total                          809,116       462,021      34.5        21.5           36.1           (6.8)

*    Margin=Profit from principal operations/Income from principal operations

     (4) Principal operations by regions under CAS

REVENUE FROM EXTERNAL CUSTOMERS       2007          2006      YEAR-ON-YEAR CHANGE
-------------------------------   -----------   -----------   -------------------
                                  RMB MILLION   RMB MILLION             %
PRC                                 807,706       665,267             21.4
Other                                27,331        23,711             15.3
Total                               835,037       688,978             21.2
TOTAL ASSETS
PRC                                 924,931       765,373             20.8
Other                                69,161        49,771             39.0
Total                               994,092       815,144             22.0

     (5) Principal subsidiaries and associates of the Group

                                                                     AMOUNT OF      AMOUNT OF
                                      REGISTERED                       TOTAL         TOTAL
NAME OF COMPANY                         CAPITAL      SHAREHOLDING      ASSETS     LIABILITIES    NET PROFIT
---------------                     --------------   ------------   -----------   -----------   -----------
                                      RMB MILLION          %        RMB MILLION   RMB MILLION   RMB MILLION
Daqing Oilfield Company Limited             47,500      100.00        142,211        28,228        61,888
CNPC Exploration and Development
   Company Limited                             100       50.00         69,161        24,698        12,396
Dalian West Pacific Petrochemical
   Co., Ltd.                        USD258 million       28.44         14,223        10,890           610
China Marine Bunker (PetroChina)
   Co., Ltd.                                 1,000       50.00          6,254         4,012           274

SIGNIFICANT EVENTS

     1. MATERIAL LITIGATION AND ARBITRATION EVENTS

     The Company was not involved in any material litigation or arbitration during the reporting period.

     2. SHAREHOLDING IN OTHER COMPANIES

     (1) Shareholding interests of the Company in other listed companies

     There are no matters which the Company is required to disclose for the reporting period.

     (2) Status of shareholding in commercial banks, securities companies, insurance companies, trust companies and futures companies

     There are no matters which the Company is required to disclose for the reporting period.

     3. ACQUISITIONS, DISPOSALS, MERGERS DURING THE REPORTING PERIOD

     In 2007, the Company has through its wholly-owned subsidiary completed the acquisition of the entire interest by way of merger in Jinzhou Petrochemical Company Limited ("Jinzhou Petrochemical"), Liaohe Jinma Oilfield Company Limited ("Liaohe Jinma") and Jilin Chemical Industrial Company Limited ("Jilin Chemical") which has resolved the issue of competition within the Group, regulated connected transactions and improved operation efficiency. The above transactions did not have any impact on the continuity of operation and management stability of the Company. Each of Jinzhou Petrochemical, Liaohe Jinma and Jilin Chemical completed the cancellation of their business registration in 2007.

     The Company acquired the assets engaged in the risk management services business of CNPC which constituted an one-off connected transaction of the Company. Please refer to the paragraph headed "one-off connected transactions" in the section headed "Connected Transactions" in this annual report. The consideration for the acquisition was based on valuation. As at the end of the reporting period, ownership of the relevant assets has been fully transferred and the contractual rights and obligations thereunder have also been fully transferred. The above transaction did not have any impact on the continuity of operation and management stability of the Group and is advantageous to the future financial position and operating results of the Group.

     The Company disposed of 70% equity interests in China National United Oil Corporation to CNPC. Please refer to the paragraph headed "one-off connected transactions" in the section headed "Connected Transactions" in this annual report. The consideration for the disposal was based on valuation. As at the end of the reporting period, ownership of the relevant assets has been fully transferred and the contractual rights and obligations thereunder have also been fully transferred. Net profit contributed to the Group since the beginning of the year to the date of the disposal was RMB115 million and profit from the disposal was RMB292 million. The above transaction did not have any impact on the continuity of operation and management stability of the Group.

     4. IMPLEMENTATION OF STOCK OPTION PLANS DURING THE REPORTING PERIOD

     Since the initial public offering of H shares on April 7, 2000, the Company has implemented a stock option plan, and as of the end of the reporting period, none of the options thereunder have been exercised. For details of the implementation of the stock option plan, please refer to note 13 to the financial statements prepared in accordance with CAS in this annual report.

     5. SIGNIFICANT CONNECTED TRANSACTIONS DURING THE REPORTING PERIOD

     Please refer to the section "Connected Transactions" in this annual report.

     6. MATERIAL CONTRACTS AND THE PERFORMANCE THEREOF

     (1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.

     (2) Material Guarantee

     At December 31, 2007, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance", a subsidiary of CNPC).

                                                               DECEMBER 31, 2007   DECEMBER 31, 2006
                                                               -----------------   -----------------
                                                                  RMB MILLION         RMB MILLION
Guarantee of borrowings of associates provided by CP Finance           77                 162
Guarantee of borrowings of third parties provided by a
   State-controlled bank                                               --                  41
                                                                      ---                 ---
                                                                       77                 203
                                                                      ===                 ===

     During the reporting period, the Company did not provide any guarantee to its shareholders, ultimate controller and their respective associates nor provided any guarantee, directly or indirectly, to companies with liabilities to assets ratio exceeding 70%. During the reporting period, the aggregate amount of the guarantees provided by the Company was not in excess of 50% of the net assets of the Company.

     (3) The Company did not entrust any other person to carry out money management during the reporting period nor were there any such entrustment that was extended from prior period to the reporting period.

     (4) Other material contracts

     Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.

     7. PERFORMANCE OF COMMITMENTS

     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2007:

  NAME OF
SHAREHOLDER               UNDERTAKING                                  PERFORMANCE OF UNDERTAKING
-----------   -----------------------------------   ---------------------------------------------------------------
    CNPC      According to the Restructuring        As at December 31, 2007, CNPC had obtained formal land use
              Agreement entered into between CNPC   right certificates in relation to 27,554 out of 28,649 parcels
              and the Company on March 10, 2000,    of land and some building ownership certificates for the
              CNPC has undertaken to indemnify      buildings pursuant to the undertaking in the Restructuring
              the Company against any claims or     Agreement, but has completed none of the necessary governmental
              damages arising or resulting from     procedures for the service stations located on
              certain matters in the                collectively-owned land. The use of and the conduct of relevant
              Restructuring Agreement.              activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.
                                                    The outcome of the above events will not have material adverse effect on the operating results and the financial position of the Group.

              According to the Non-Competition      At present, CNPC operated the following businesses which are
              Agreement entered into between CNPC   identical or similar to the core businesses of the Group:
              and the Company on March 10, 2000,
              CNPC has undertaken to the Company    1. Overseas operations which are identical or similar to the
              that CNPC will not, and will          core businesses of the Group.
              procure its subsidiaries not to,
              develop, operate, assist in           CNPC has overseas operations in relation to exploration and
              operating nor participate in any      production of crude oil and natural gas as well as production,
              businesses by itself or jointly       storage and transportation of petroleum, chemical and related
              with another company within or        petroleum products. CNPC has oil and gas exploration and
              outside the PRC that will compete     development operations in many overseas countries and regions.
              with or lead to competition with
              the core businesses of the Group.     As the laws of the countries where ADS are listed prohibit
              According to the Agreement, CNPC      their citizens from directly or indirectly financing or
              has also granted to the Company       investing in the oil and gas projects in certain countries,
              pre-emptive rights to transaction     CNPC did not inject the overseas oil and gas projects in
              with regards to part of its assets.   certain countries to the Company.

                                                    2. The existing projects of CNPC (Hong Kong) Limited

                                                    Prior to the Company's listing on the Hong Kong Stock Exchange,
                                                    CNPC (Hong Kong) Limited had three projects as follows: (1)
                                                    blocks 9-1 to 9-5 of the Karamay Oilfield of Xinjiang; (2) Leng
                                                    Jiapu Oilfield in Liaohe; (3) Sukothai Oilfield in Thailand
                                                    with production right concession. After the establishment of the Company, CNPC (Hong Kong) Limited engaged in additional overseas projects.

                                                    Upon establishment of the Company, CNPC's interests in CNPC
                                                    (Hong Kong) Limited were not injected to the Company because
                                                    CNPC (Hong Kong) Limited had businesses both in China and
                                                    overseas. Without prior consent of the independent shareholders of CNPC (Hong Kong) Limited, the overseas businesses of CNPC
                                                    (Hong Kong) Limited may not be restructured as part of the restructuring of the Company.

                                                    To date, compared to the Company, the total asset and revenue of CNPC (Hong Kong) Limited is relatively small. The core
                                                    businesses of each of CNPC (Hong Kong) Limited and the Group will not constitute substantive competition with the Company.

                                                    3. Five sets of chemical production facilities

                                                    Five sets of chemical production facilities, namely, an
                                                    advanced alcohol facility, an acrylonitrile facility, a
                                                    polybutadiene rubber facility, an acrylic fibre chemical
                                                    facility and a facility comprising of four styrene units have been wholly owned by CNPC since the Company's establishment.
                                                    Other than the advanced alcohol facility which has ceased
                                                    production, the rest of the five sets of facilities are under normal operation.

                                                    Given the five sets of chemical production facilities are
                                                    relatively small in scale, low in productivity and
                                                    profitability as compared with similar facilities of the Group, they will not constitute substantive competition with the
                                                    principal businesses of the Group.

                                                    4. Service stations wholly owned by CNPC or jointly owned by
                                                    CNPC and third parties CNPC also owns a number of service
                                                    stations (those service stations were not injected into the
                                                    Company due to ambiguity in the ownership). Given the sales of refined oil products of these service stations are relatively small as compared with that of the Company, they will not
                                                    constitute substantive competition with the Company.

              CNPC undertook that "for a period     CNPC has not violated the relevant undertaking.
              of 36 months commencing from the
              date of listing of the A shares of
              the Company on the Shanghai Stock
              Exchange, it will not transfer or
              entrust others for the management
              of the A shares which it holds, or
              allow such shares to be repurchased
              by the Company. However, certain
              shares held by CNPC, which may be
              subsequently listed on overseas
              stock exchanges after obtaining
              necessary approvals in the PRC, are
              not subject to the restriction of
              the 36-month lock-up period."

     8. ENGAGEMENT AND DISENGAGEMENT OF FIRM OF ACCOUNTANTS

     The Company has not changed its firm of accountants during the reporting period.

     During the reporting period, the Company has continued engaging PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the domestic auditors and has continued engaging PricewaterhouseCoopers as the overseas auditors. Remunerations in respect of the audit work amounts to RMB119 million, mainly for the purpose of providing auditing services for the Company's domestic and international needs.

     Up to the end of the reporting period, PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers have served the Company for a consecutive 9 years on auditing.

     9. PENALTIES ON THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER AND REMEDIES THERETO

     During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholders or de facto controllers were subject to any investigation by the China Securities Regulatory Commission, nor was there any administrative penalty, denial of participation in the securities market or deemed unsuitable to act as directors thereby.

     10. OTHER SIGNIFICANT EVENTS

          During the reporting period, the 98 PetroChina Corporate Bond ("98 Oil Bond") was due on September 8, 2007 and the principal and interests of the bond were paid as scheduled. The total issue amount of the 98 Oil Bond was RMB1.35 billion for a term of 8 years. The par interest rate was in the form of fixed interest rate at 4.5% per annum.

CONNECTED TRANSACTIONS

     As at December 31, 2007, CNPC directly owns an aggregate of approximately 86.29% of the shares of the Company and therefore transactions between the Group and CNPC constitute connected transactions between the Group and CNPC under the Listing Rules and the listing rules of the Shanghai Stock Exchange ("SSE Listing Rules"). As at December 31, 2007, CNPC (Hong Kong) Limited (stock code: 135) ("CNPC (HK)") is a 51.89% owned subsidiary of CNPC. Therefore, transactions between the Group and CNPC (HK) constitute connected transactions of the Group under the Listing Rules and SSE Listing Rules. As Beijing Gas Group Co., Ltd. ("Beijing Gas") and China Railway Materials and Suppliers Corporation ("CRMSC") are respectively a substantial shareholder (as defined under the Listing Rules) of Beijing Huayou Gas Corporation Limited and PetroChina & CRMSC Oil Marketing Company Limited, the Group's subsidiaries, pursuant to the Listing Rules, the transactions between the Group and Beijing Gas and CRMSC respectively constitute connected transactions of the Group. China National Oil and Gas Exploration and Development Corporation ("CNODC"), a state-owned enterprise the entire interest of which is owned by CNPC, is interested in 50% interest in CNPC Exploration and Development Company Limited ("CNPC E&D"). The Company is interested in the remaining 50% interest in CNPC E&D. Pursuant to the Listing Rules, CNPC E&D is a connected person of the Company and any transaction between the Group and CNPC E&D constitutes connected transaction of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. ("PKZ") through CNPC E&D. Pursuant to the Listing Rules, any subsidiaries of CNPC E&D being a connected person will also be treated as connected person(s) of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.

-    ONE-OFF CONNECTED TRANSACTIONS

     1. DISPOSAL OF EQUITY INTERESTS IN CHINA NATIONAL UNITED OIL CORPORATION

     On March 18, 2007, the Company entered into an equity transfer agreement with CNPC, pursuant to which the Company has agreed to dispose 70% of the equity interests in China National United Oil Corporation to CNPC for a consideration of approximately RMB1.01 billion. As CNPC is the controlling shareholder of the Company, CNPC is a connected person of the Company under the Listing Rules and therefore such equity transfer constitutes a connected transaction of the Company. Details of the transaction were announced by the Company on March 18, 2007 and in the circular to the shareholders dated March 30, 2007. The transaction was approved by the independent shareholders of the Company at the annual general meeting held on May 16, 2007.

     2. ACQUISITION OF ASSETS OF THE RISK OPERATION SERVICE BUSINESS FROM CNPC

     On August 23, 2007, the Company entered into an acquisition agreement with CNPC, pursuant to which the Company has agreed to acquire the assets of the risk operation service business from CNPC. Pursuant to the acquisition agreement, the Company has paid CNPC a consideration in the sum of RMB1,652,279,200 (approximately HK$1,700,225,600), representing the value of the net assets of the risk operation service business as at December 31, 2006. The parties shall adjust the consideration by reference to the net assets generated by the risk operation service business for the period from January 1, 2007 to August 31, 2007 as shown in the management accounts for that period. As CNPC is the controlling shareholder of the Company, CNPC is a connected person of the Company under the Listing Rules and therefore such asset acquisition constitutes a connected transaction of the Company. Details of the transaction were announced by the Company on the website of the Hong Kong Stock Exchange on August 23, 2007.

     3. CAPITAL INJECTION CONCERNING CNPC EXPLORATION AND DEVELOPMENT COMPANY LIMITED

     On December 27, 2007, the Company entered a "Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited" with CNODC and CNPC E&D. Pursuant to the agreement, the Company and CNODC, as shareholders of CNPC E&D, shall inject capital in the aggregate amount of RMB16,000 million (approximately HK$16,944 million) into CNPC E&D. The Company and CNODC shall each make a capital injection of RMB8,000 million (approximately HK$8,472 million) in cash, payable in one lump sum. Upon completion of the capital injection, the Company and CNODC will continue to hold 50% of the shares of CNPC E&D respectively.

     As CNODC is a wholly-owned subsidiary of CNPC, the controlling shareholder of the Company, CNODC is a connected person of the Company pursuant to the SSE Listing Rules and the Listing Rules. As CNODC holds 50% of the shares of CNPC E&D and CNPC E&D is a non-wholly owned subsidiary of the Company, CNPC E&D is also a connected person of the Company under the Listing Rules. Therefore, the capital injection by the Company and CNODC into CNPC E&D also constitutes a connected transaction of the Company under the SSE Listing Rules and the Listing Rules. Details of the transaction were announced by the Company on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on December 27, 2007.

-    CONTINUING CONNECTED TRANSACTIONS

     (I) CONTINUING CONNECTED TRANSACTIONS WITH CNPC

     The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company sought independent shareholders' approval at the general meeting held on November 8, 2005 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2006 to December 31, 2008. The Company further sought independent shareholders' approval at the general meeting held on November 1, 2006 for a renewal of the caps for the existing continuing connected transactions for January 1, 2006 to December 31, 2008 which were previously approved by shareholders at the general meeting held on November 8, 2005.

     The Group and CNPC will continue to carry out the existing continuing connected transactions referred to in the following agreements:

     1. COMPREHENSIVE PRODUCTS AND SERVICES AGREEMENT, FIRST SUPPLEMENTAL COMPREHENSIVE AGREEMENT AND SECOND SUPPLEMENTAL COMPREHENSIVE AGREEMENT

     (1) The Group and CNPC continue to implement the Comprehensive Products and Services Agreement ("Comprehensive Agreement") entered into on March 10, 2000 for the provision (i) by the Group to CNPC and (ii) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement has been amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement.

     The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company's business license was issued. This term has been amended by the Second Supplemental Comprehensive Agreement to 3 years commencing from January 1, 2006.

     During the term of the Comprehensive Agreement, termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

     (A) Products and Services to be provided by the Group to CNPC

     Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include such products as refined products, chemical products, natural gas, crude oil and such services as relating to the supply of water, electricity, gas and heating, quantifying and measuring and quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.

     (B) Products and Services to be provided by CNPC to the Group

     More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised according to the following types of products and services:

- Construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

- Production services, including but not limited to water supply, electricity generation and supply, gas supply and communications;

- Supply of materials services, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials

- Social services, including but not limited to security services, education and hospitals;

- Ancillary services, including but not limited to property management, training Centre s and guesthouses; and

- Financial services, including but not limited to loans and deposits services.

     The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:

     (a) state-prescribed prices; or

     (b) where there is no state-prescribed price, then according to the relevant market prices; or

     (c) where neither (a) nor (b) is applicable, then according to:

          (i)  the actual cost incurred; or

          (ii) the agreed contractual price.

     In particular, the Comprehensive Agreement stipulates, among other things, that:

          (i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

          (ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant state-prescribed price and market price.

     (2) First Supplemental Comprehensive Agreement

     The First Supplemental Comprehensive Agreement dated June 9, 2005 was entered principally to amend the definitions of "state-prescribed price" and "market price" in the Comprehensive Agreement in view of the characteristics of overseas business and to amend the term of the Comprehensive Agreement to three years. The First Supplemental Comprehensive Agreement took effect on December 19, 2005.

     (3) Second Supplemental Comprehensive Agreement

     The Second Supplemental Comprehensive Agreement entered into by CNPC and the Company on September 1,2005 provides for certain new continuing connected transactions between the Company and certain companies in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company ("Jointly-owned Companies"). In the Second

Supplemental Comprehensive Agreement, CNPC and the Company agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:

- both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

- the CNPC Group will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration, production and other relevant services within certain and specific reserves of the Company with exploration and exploitation difficulties;

- the Group will provide certain financial assistance to the Jointly-owned Companies including entrustment loans and guarantees;

- the Jointly-owned Companies will provide certain financial assistance to the Group including entrustment loans and guarantees; and

     Under the Second Supplemental Comprehensive Agreement, the products and services shall be provided at prices determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement (as amended).

     The Second Supplemental Comprehensive Agreement has taken effect on January 1, 2006.

     2. PRODUCT AND SERVICE IMPLEMENTATION AGREEMENTS

     According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant members of the Group or CNPC, requiring such products or services, as appropriate.

     Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

     As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.

     3. LAND USE RIGHTS LEASING CONTRACT

     The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with all aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

     4. BUILDINGS LEASING CONTRACT AND BUILDINGS SUPPLEMENTARY LEASING AGREEMENT

     The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate of area of approximately 269,770 square metres, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The 191 buildings were leased at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650 for a term of 20 years. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings. The details of the buildings leased to the Company by CPC are set out in the Buildings Leasing Contract.

     Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "Supplemental Buildings Agreement") with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.

     5. INTELLECTUAL PROPERTY LICENSING CONTRACTS

     The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

     6. CONTRACT FOR THE TRANSFER OF RIGHTS UNDER PRODUCTION SHARING CONTRACTS

     The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC's supervisory functions.

     During the period between the establishment the Company and December 31, 2007, CNPC further entered into ten additional production sharing contracts which are currently effective. All the rights and obligations under these production sharing contracts have been assigned to the Company, which have also been approved by the Ministry of Commerce of the PRC. According to the Contract for the Transfer of Rights for the Exploration and Oil Production in the Daqing Zhaozhou Oilfield Blocks 13 (3-6) and the Contract for the Transfer of Rights under Production Sharing Contracts entered into in May 2002 and April 2007, respectively, between the Company and CNPC, CNPC has agreed to assign to the Company all of its rights and obligations under seven out of these ten additional production sharing contracts executed on or prior to June 30, 2007 at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC's supervisory functions.

     7. GUARANTEE OF DEBTS CONTRACT

     The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.

     In the Guarantee of Debts Contract, CNPC has agreed to guarantee certain of the debts of the Company at no cost. As at December 31, 2007, the total amount guaranteed was RMB498 million.

     As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, these transactions are exempted from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

     (II) CONTINUING CONNECTED TRANSACTIONS WITH CNPC E&D

     The following continuing connected transactions arose as a result of the completion of the acquisition of the 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:

-    the provision of production services by CNPC to the Group;

-    the provision of construction and technical services by CNPC to the Group;

-    the provision of material supply services by CNPC to the Group.

     Upon completion of the acquisition of the 67% equity interest in PKZ, 2006, PKZ became a subsidiary (as defined under the Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the Listing Rules. The caps for these continuing connected transactions have already been included in that for continuing connected transactions between the Group and CNPC.

     (III) CONTINUING CONNECTED TRANSACTIONS WITH CNPC (HK)

     As part of the restructuring of CNPC and in preparation for the listing of the Company on HKSE, and as disclosed in the Company's prospectus dated March 27, 2000, CNPC and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC's role as representative of the PRC government) of CNPC under certain contracts, including the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited ("Xinjiang Contract") and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited ("Liaohe Contract"), were novated to the Company.

     CNPC (HK) is a company listed on the HKSE and a 51.89% owned subsidiary of CNPC. Upon the effective novation by CNPC to the Company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts constitute continuing connected transactions between the Company and CNPC (HK) pursuant to the Listing Rules and the SSE Listing Rules.

     Summary of the major terms and conditions of these continuing connected transactions under the Xinjiang Contract and the Liaohe Contract are as follows:

     (1) Production and development cost sharing between the Company and CNPC
(HK): The Company and CNPC (HK) shall share the development costs as well as the oil and natural gas produced from blocks 9-1 to 9-5 of the Karamay Oilfield, as to 46% by the Company and

54% by CNPC (HK), and from the Leng Jiapu Block of Liaohe Oilfield ("Leng Jiapu Oilfield"), as to 30% by the Company and 70% by CNPC (HK).

     (2) Provision of assistance by the Company to CNPC (HK): The Company shall provide assistance to CNPC (HK), including: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and CNPC (HK) in accordance with the procedures described in the Xinjiang Contract and the Liaohe Contract.

     (3) Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay the Company an amount of US$50,000 annually for the training of personnel carried out by the Company for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for training.

     (4) Sale of crude oil by CNPC (HK) to the Company: CNPC (HK) has the right to deliver its share of oil production from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the only likely purchaser of the oil production attributable to CNPC (HK) from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield is CNPC or its affiliates, including the Company, which will accept delivery of oil produced in blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the signing of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including the Company. As far as the Board of Directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon the Company to purchase oil produced from blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield, although, from a commercial perspective, the Company intends to continue to accept part of the deliveries. The price of various grades of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities, or as determined with reference to the prevailing fair market price for transactions of crude oil of a similar quality in the major oil markets. This will be adjusted to take into account the terms of transportation, payment and other terms.

     The waiver in respect of the above continuing connected transactions between the Company and CNPC (HK) granted by the HKSE expired on December 31, 2006. As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the above continuing connected transactions between the Company and CNPC (HK) is more than 0.1% but less than 2.5%, these transactions are exempted from the independent shareholders' approval requirements and are only subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules. An announcement was made by the Company on August 23, 2006 in respect of the reporting and announcement obligations for these continuing connected transaction for the period from January 1, 2007 to December 31, 2008.

     (IV) CONTINUING CONNECTED TRANSACTIONS WITH CRMSC AND BEIJING GAS

     The Group has entered into continuing connected transactions with Beijing Gas and CRMSC pursuant to the following agreements. For the transactions with Beijing Gas, the Group has complied with the procedures for reporting and announcements obligations to the HKSE. The transactions with CRMSC and the caps for these transactions have been approved by HKSE and the same were first approved by shareholders at the extraordinary general meeting held on November 8, 2005 and subsequently approved by shareholders at the extraordinary general meeting held on November 1, 2006 with the revised caps.

     (a) Beijing Gas Products and Services Agreement

     The Company entered into a Products and Services Agreement with Beijing Gas on September 1, 2005. Pursuant to the agreement, the Group shall continuously provide products and services to Beijing Gas, including the provision of natural gas and natural gas related transmission services. The agreement was effective from January 1, 2006 with a term of 3 years.

     (b) CRMSC Products and Services Agreement

     On September 1, 2005, the Company entered into the CRMSC Products and Services Agreement with CRMSC. Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products). The term of the CRMSC Products and Services Agreement is 3 years commencing from January 1, 2006.

     During the term of the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the contracting parties providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

-    CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS

     The following caps in respect of the continuing connected transactions are set based on the annual volumes of the relevant transactions for the period from January 1, 2006 to December 31, 2008:

     (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement as amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement and also include the new continuing connected transactions arising as a result of the acquisition of interest in PKZ, (b) Buildings Leasing

Contract and Supplemental Buildings Agreement, and (c) the CRMSC Products and Services Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed maximum annual aggregate values set out in the following table:

                                                                                        PROPOSED ANNUAL CAPS
                                                                                    ---------------------------
CATEGORY OF PRODUCTS AND SERVICES                                                     2006      2007      2008
---------------------------------                                                   -------   -------   -------
                                                                                            RMB MILLION
(i)  Products and services to be provided by the Group to the CNPC Group
   (Note 1)                                                                          36,670    44,970    50,129
(ii) Products and services to be provided by CNPC to the Group
(a) Construction and technical services (Note 1)                                    114,681   115,039   105,661
(b) Production services (Note 1)                                                     63,983    96,437    98,518
(c) Supply of materials services (Note 1)                                             5,356     5,459     5,574
(d) Social and ancillary services (Note 3)                                            5,000     5,000     5,000
(e) Financial Services
- Aggregate of the average  daily  outstanding  principal of loans;  the total amount of interest paid in respect of these loans;  and other relevant charges
   (Note 3)                                                                          43,312    50,132    56,547
- Aggregate of the average  daily amount of deposits;  and the total amount of
   interest received in respect of these deposits (Note 3)                            9,081     9,102     9,126
(iii)  Financial  services to be  provided  by the Group to the  Jointly-owned
   Companies (Note 3)                                                                21,235    32,840    44,465
(iv) Fee for land leases paid by the Group to CNPC (Note 3)                           2,260     2,260     2,260
(v) Rental for buildings paid by the Group to CNPC (Note 3)                             140       140       140
(vi) Provision of services by the Group to CNPC (HK) (Note 4)                           1.6       1.6       1.6
(vii) Provision of products by CNPC (HK) to the Group  (Note 4)                      23,192     4,370     4,241
(viii) Products and services provided by the Group to CRMSC (Note 2)                 11,048    12,025    13,152
(ix) Products and services provided by the Group to Beijing Gas (Note 5)              4,939     5,983     7,097

Notes:

1. The Company obtained independent shareholders' approval at the general meeting held on November 8, 2005. The Company further obtained independent shareholders' approval at the general meeting held on November 1, 2006 for a revision of these annual caps which were previously approved by shareholders at the general meeting held on November 8, 2005.

2. The Company obtained shareholders' approval at the general meeting held on November 8, 2005. The Company further obtained shareholders' approval at the general meeting held on November 1, 2006 for a revision of these annual caps which were previously approved by shareholders at the general meeting held on November 8, 2005.

3. The Company obtained shareholders' approval at the general meeting held on November 8, 2005.

4. The Board of Directors approved the annual caps for these continuing connected transactions from January 1, 2007 to December 31, 2008 at the board meeting held on August 23, 2006. Details of such transactions were announced on the same day.

5. The annual caps of this continuing connected transaction are only subject to announcement requirement. Details of such transaction were announced on September 1, 2005.

     (B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

     INDEPENDENT NON-EXECUTIVE DIRECTORS CONFIRMATION

     In relation to the connected transactions undertaken by the Group in 2007, the independent non-executive Directors of the Company confirm that:

     (i) the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

     (ii) the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

     (iii) the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

     (iv) where applicable, the connected transactions have been entered into within the annual caps for the years mentioned above.

     AUDITOR'S CONFIRMATION

     The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:

     (i) all the connected transactions have received the approval of the Board of Directors;

     (ii) all the connected transactions have been conducted in accordance with the terms of the agreements governing such transactions; and

     (iii) where applicable, the connected transactions have been entered into within the annual caps for the years mentioned above.

The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

     CONNECTED SALES AND PURCHASES


                             SALES OF GOODS AND PROVISION OF      PURCHASE OF GOODS AND SERVICES
                               SERVICES TO CONNECTED PARTY             FROM CONNECTED PARTY
                            ---------------------------------   ---------------------------------
                                           PERCENTAGE OF THE                   PERCENTAGE OF THE
                            TRANSACTION   TOTAL AMOUNT OF THE   TRANSACTION   TOTAL AMOUNT OF THE
     CONNECTED PARTY           AMOUNT     TYPE OF TRANSACTION      AMOUNT     TYPE OF TRANSACTION
-------------------------   -----------   -------------------   -----------   -------------------
                            RMB MILLION            %            RMB MILLION            %
CNPC and its subsidiaries      31,325             3.75            146,381            20.26
Other connected parties        21,755             2.61             29,375             4.07
Total                          53,080             6.36            175,756            24.33

     CONNECTED OBLIGATORY RIGHTS AND DEBTS


                                FUNDS PROVIDED TO         FUNDS PROVIDED TO THE
                                 CONNECTED PARTY         GROUP BY CONNECTED PARTY
                            -------------------------   -------------------------
                             OCCURRENCE                  OCCURRENCE
    CONNECTED PARTIES          AMOUNT       BALANCE        AMOUNT       BALANCE
-------------------------   -----------   -----------   -----------   -----------
                            RMB MILLION   RMB MILLION   RMB MILLION   RMB MILLION
CNPC and its subsidiaries        --             --        (2,680)        24,482
Other connected parties          45          1,814            --             --
Total                            45          1,814        (2,680)        24,482

CORPORATE GOVERNANCE

     1. IMPROVEMENT OF CORPORATE GOVERNANCE

     The Company has always duly complied with the regulatory provisions of the domestic and overseas jurisdiction in which its shares are listed, standardized its operations and promoted the continuous improvement of the level of corporate governance. The A shares of the Company were listed on November 5, 2007. As a listed company in Hong Kong, New York and the PRC, the Company has been able to comply with the legal, regulatory and procedural requirements as required by the respective jurisdictions of listing. The Company has further improved the work systems and processes laid down by the directions under the Articles of Association of the Company. Checks and balances were achieved through the coordination among the shareholders at the shareholder's meeting, the Board of Directors and its related special Board committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company's internal management and operations was further standardized and the corporate governance of the Company is further enhanced.

     2. IMPROVEMENT OF INTERNAL CONTROL SYSTEM

     The Company places great emphasis on internal control and risk management. The Company's management is mainly responsible for the design, implementation and improvement of the internal control system, including financial reporting, operations and compliance and risk management control functions. The Board of Directors and the Audit Committee are responsible for supervising the activities of the management and monitoring the effectiveness of the existing internal control system.

     Since 2003, the Company has commenced the establishment of an internal control system. In 2005, pursuant to the relevant requirements of laws and regulations, the Company focused on the processes and key controls related to the preparation of financial statements and disclosure of financial information based on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission and compiled an "Internal Control Management Handbook" which has been enhanced every year. In 2007, work on the internal controls has been focused on ensuring continuous and effective operation of the internal control system and which has facilitated the further enhancement of the internal control system and its effectiveness and the level of supervision. As such, improvement on the internal control system was strengthened and effective implementation was facilitated.

     The Company has established a decision making body in charge of internal control and risk management - Internal Control System Establishment Committee, which is headed by the President and the Chief Financial Officer. The Internal Control System Establishment Committee established an internal control department at the headquarters of the Company and serves as an operation organ for the daily management department and committees in charge of the internal control of the Company to organise and coordinate the practice in relation to the implementation and improvement of the internal control system. The internal control department and the audit department shall exercise supervision functions to assess and monitor the operations of the systems. All subsidiaries and branch companies have established relevant departments to manage their own internal control on a day-to-day basis.

     The Board of Directors is satisfied with the effectiveness of the internal control system of the Company and expects the Company to continue the strengthening of the implementation of internal control management and continues to emphasise risk management control, establish and improve a comprehensive risk management system which is "simple, easy and efficient" so as to ensure that the internal control is practical and efficient and management efficacy could be enhanced. The Company's internal control systems includes financial, operations and compliance and risk management controls. The Company has formulated a series of management procedures for various production, operation and management activities, including but not limited to procedures and systems which the management considers reasonable to ensure the reliability of the financial reports and preparation of financial statements. The Company has also formulated improved systems for information disclosure and the collection, consolidation and procedures for disclosure.

     In 2007, with the implementation of the single-tier accounting system, the Company completed the design of key controls for business processes and improved the structure of internal controls.

     The management of the Company has assessed the control environment of the Company at the Company level and at the process/transaction level and performed risk assessment of the businesses and processes. The Company has designed and adopted key controls against identified significant risks with a view to minimizing such risks.

     In 2007, the management of the Company assessed the design and effectiveness of the implementation of internal control in connection with financial statement preparation and financial reporting of the Company and its subsidiaries and branch companies and considered that the internal control of the Company was effective as at December 31, 2007.

     The Audit Committee is responsible for assessing the findings and opinions of the management of the Company on the effectiveness of the internal control of the Company and presents its assessment to the Board of Directors each year. The Audit Committee considers that the Company has effectively implemented an effective internal control system which has enhanced the governance of the Company. As at December 31, 2007, the Board of Directors considered that the internal control system of the Company in respect of the preparation of financial statements and compliance with the relevant regulatory requirements on internal control as required in Hong Kong and Shanghai were effective and adequate.

     Looking ahead 2008, the Company shall focus on the effectiveness of the structure of the internal control system and strengthening the control and monitoring measures in all respects and further enhancement of the internal control system in accordance with actual circumstances and regulatory requirements.

     3. PERFORMANCE OF INDEPENDENT DIRECTORS' DUTIES

     In 2007, the independent Directors of the Company were committed to implementing the system of independent directors and earnestly and diligently performing their duties and fiduciary duties in accordance with the relevant laws and regulations and the Articles of Association of the Company. They reviewed the documents presented by the Company and actively participated in the meetings of the Board of Directors and special committees of the Board (please refer to the section on "Directors' Report" in this annual report for detailed information on the attendance of the meetings). They discharged their duties objectively and independently protecting the interests of the minority shareholders and played a part in the checks and balances of the decision making process of the Board of Directors.

     During the reporting period, the independent Directors of the Company did not object to the motions, resolutions and other matters discussed at the meetings of the Board of Directors.

     4. INDEPENDENCE OF THE COMPANY FROM THE CONTROLLING SHAREHOLDER

     The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organizational structure and finance. The Company has independent and comprehensive business operations and management capabilities.

     5. SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEME

     In accordance with the "Measures of Evaluation of Annual Performance of the President's Team", the Company evaluated the completion of the performance targets of 2006 by the President's Team with reference to the achievement of the performance targets in 2006 and the business development plan of 2007, formulated the "2007 Performance Contracts of President's Team" and prepared a "Report on the Examination of the Completion of Performance Targets by the President's Team in 2006 and the Formulation of Performance Contracts in 2007", which were reviewed and approved at the sixth meeting of the Third Session of the Board of Directors.

     In accordance with the "Measures of Evaluation of Performance of the Senior Management" and the relevant provisions and performance targets of the year, the Company conducted appraisal on 561 members of the senior management from the specialized companies, local companies and the science and research planning departments on their achievement of the performance targets in 2006, and formulated the performance contracts 2007. The Company organized a signing ceremony of the performance contracts for 2007 for specialized companies and local companies attended by key political and party personnel. The Company conducted quarterly review on the completion of performance targets, drafted and presented seven performance reports on major performance targets to the President's office and others. The Company completed evaluation of the performance targets of the year in all aspects.

     6. CORPORATE GOVERNANCE REPORT

     (1) Compliance with Code on Corporate Governance Practices

     The Company is dedicated to enhancing the level of its corporate governance. During the year, the Company has been in strict compliance with the code provisions set out in the Code on Corporate Governance Practices (the "Code on Corporate Governance Practices") in Appendix 14 of the Listing Rules. However, since May 20, 2007, the roles of Chairman and President have been performed by the same person. Following the retirement of Mr Chen Geng, Mr Jiang Jiemin, who was the President and Vice Chairman of the Company, has since May 20, 2007 been appointed as the Chairman of the Board of Directors concurrently with his role as the President of the Company. With his extensive experience in China's oil and gas industry and substantial knowledge of the operations and management of the Company, the Board of Directors believes that Mr Jiang will continue to provide strong leadership to the Board and facilitate the Company to implement its plans and strategies smoothly and effectively. The Board of Directors believes that such change in the management structure will not affect the operations and business development and corporate governance of the Company. In view of the importance of the role as the president, should there be a candidate with the suitable credentials, the Board of Directors will consider appointing a new president to comply with the relevant requirement under the Code on Corporate Governance Practices.

     (2) Securities Transactions by Directors and Supervisors

     The Company has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules in respect of the dealing of the Company's shares by its Directors. Upon making special enquiries to all the Directors and the Supervisors of the Company, they have confirmed that, during the reporting period, they have complied with the standards as required under the Model Code.

     (3) Board of Directors

     Pursuant to the "Work Manual of the Board of Directors", the Board of Directors convened 4 regular meetings and 3 extraordinary meetings of Board of Directors and 9 meetings of special Board Committees and passed 24 resolutions of the Board of Directors and 11 opinions of Board Committees during the reporting period.

     For details of the composition of the Board of Directors and attendance rate of Directors at regular Board meetings during the year, please refer to the section "Members of the Board of Directors and the attendance rate of Directors" in the "Directors' Report" of this annual report.

     There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.

     (4) Operations of the Board of Directors

     The Company's Board of Directors is elected by the shareholders' general meeting of the Company through voting and is held accountable to the shareholders' general meeting. The Board of Directors is the highest decision-making authority during the adjournment of the shareholders' general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company's interests are protected and are accountable to the shareholders. The Board of Directors makes decisions on certain important matters, including strategic proposals and long and medium-term planning; annual business plans and investment plans; annual financial budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; interim and annual financial reports; preliminary distribution plans in respect of interim profit and full year profit; and material issues involving development, acquisition or corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in respect of the Company in a serious and responsible manner. The Directors are elected following the procedures for election and appointment of Directors provided for in the Articles of Association of the Company. The Directors attend Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company, communicate with shareholders, and thereby strengthen the function of the Board of Directors.

     The Company has established a system of independent directors. There are three independent non-executive Directors in the Board of Directors, in compliance with the minimum number of independent non-executive Directors required under the Listing Rules. The Company has received a confirmation of independence from each of the three independent non-executive Directors pursuant to Rule 3.13 of the Listing Rules. The Company considers that the three independent non-executive Directors are completely independent of the Company, its major shareholders and its affiliates and comply fully with the requirements concerning independent non-executive Directors under the Listing Rules. Mr Liu Hongru, an independent non-executive Director, has appropriate accounting and financial experience as required under Rule 3.10 of the Listing Rules. Please see the section headed the Brief Biography of the Directors under the Directors' Report for biographical details of Mr Liu Hongru. The three independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association of the Company and the relevant requirements under the applicable laws and regulations.

     The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations for the improvement of the corporate governance level of the Company.

     (5) The Chairman and President

     Mr Jiang Jiemin is the Chairman of the Board of Directors and President of the Company. Pursuant to the Articles of Association of the Company, the primary duties and responsibilities of the Chairman are chairing the shareholders' general meetings and convening and holding meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing share certificates issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The key duties and responsibilities of the President are taking care of production, operation and management matters, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association of the Company and the Board of Directors.

     (6) Term of Office of Directors

     Pursuant to the Company's Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders' general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.

     (7) Remuneration of Directors

     The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chee-Chen Tung as member, and a non-executive Director, Mr Zheng Hu. This is in compliance with the provisions of the Code of Corporate Governance Practices. Since the listing of the Company in 2000, there have been three changes to the composition of the Examination and Remuneration Committee. The Work Manual of the Board of Directors specifies the duties and responsibilities and work system of the Examination and Remuneration Committee. The terms of reference of the Examination and Remuneration Committee are included in the Work Manual of the Board of Directors and set out in the Company's website (www.petrochina.com.cn).

     The main duties and responsibilities of the Examination and Remuneration Committee are organising appraisal of the President and submitting a report therefor to the Board of Directors, supervising the appraisals of Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers under the leadership of the President, reviewing the incentive scheme, remuneration system and stock option plan of the Company, monitor and assess the effectiveness of their implementation, and put forward opinions on reform and improvement in relation thereto.

     The Examination and Remuneration Committee held one meeting in the reporting period which was the sixth meeting of the Third Session of the Board of Directors.

     A summary of the work of the Examination and Remuneration Committee of the Company in 2007 is as follows:

     The meeting of the Examination and Remuneration Committee held at the sixth meeting of the Third Session of the Board of Directors reviewed the "Report on the Examination of the Completion of Performance Targets by the President's Team in 2006 and the Formulation of Performance Contracts in 2007".

     (8) Nomination of Directors

     Pursuant to the Company's Articles of Association, election and replacement of Directors shall be proposed to the shareholders' general meeting for approval. Shareholders whose shareholding represents 5% or more of the voting shares of the Company are entitled to make such proposal and request the Board of Directors to authorise the Chairman to consolidate a list of the director candidates nominated by the shareholders who are entitled to make a proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents, including but not limited to invitations to serve as Director, confirmation letters, resume of candidates and letters of resignations. The Secretariat of the Board of Directors is responsible for requesting the Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. At the same time, resigning Directors are required to sign resignation letters. Pursuant to the Company's Articles of Association, the Company is required to give notice of the shareholders' meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders or the independent shareholders present in person or by proxy in the shareholders' general meeting.

     As at the end of the reporting period, the Company has not established a nomination committee.

     (9) Audit Committee

     The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Organisational and Work Rules of the Audit Committee, the chairman of the Committee must be an independent non-executive Director and all resolutions of the Committee must be approved by the independent non-executive Directors.

     The responsibilities of the Audit Committee of the Company are set out in the Company's website (www.petrochina.com.cn). The major responsibilities of the Audit Committee of the Company are supervising the completeness and the process of the financial reporting of the

Company to ensure true, fair and transparent disclosure of financial information; evaluating the effectiveness of the internal control and risk management framework; inspecting and monitoring the internal audit functions; reviewing and monitoring the appointment and work of external auditors, including the conduct of annual reviews on the performance of external auditors, and, in conjunction with the Supervisory Committee, submitting proposals for the appointment, renewal of appointment and dismissal of external auditors and the fees for audit services to the shareholders' general meeting; receiving, keeping and dealing with complaints regarding accounting, internal control or audit matters that the Company is aware of; receiving and dealing with employees' complaints or anonymous reports regarding accounting or audit matters and ensuring the confidentiality of such complaints or reports; and performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where the shares of the Company is listed (as amended from time to time).

     During the reporting period, the Audit Committee held five regular meetings. One of the meetings of the Audit Committee was held by way of written resolution.

     The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The members of the Audit Committee and their attendance rate at meetings are as follows:

POSITION        NAME        ATTENDANCE RATE (%)
--------   --------------   -------------------
Chairman   Franco Bernabe           100
 Member    Chee-Chen Tung            75
 Member      Liu Hongru             100
 Member     Gong Huazhang            75

     The followings are the work reports prepared by the Audit Committee in respect of the performance of its responsibilities relating to the interim and annual results and the review of the internal control system and the performance of the other responsibilities set out in the Code on Corporate Governance Practices during the reporting period:

     - the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Report for 2006;

     - the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2006;

     - the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Report for 2007 and Other Matters;

     - the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Profit Distribution Plan for 2007; and

     - the Audit Opinion of the Audit Committee of the Board of Directors on the Internal Control Work Report and other Reports of the Company.

     (10) Shareholders and Shareholders' General Meetings

     For details of shareholders and shareholder's general meetings, please refer to the section entitled "Shareholders' Meetings" in this annual report.

     (11) Supervisors and the Supervisory Committee

     The Supervisory Committee of the Company is accountable to the shareholders' general meeting. Its members comprise a supervisor elected by the employees' representatives and two independent non-executive Supervisors. The Supervisors have discharged their duties conscientiously in accordance with the provisions of the Company's Articles of Association, attended all Board meetings and persistently reported their work to the shareholders' general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, managers and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.

     (12) Directors' Responsibility In Preparing Financial Statements

     The Directors are charged with the responsibility to audit the financial statements in each financial year with supports from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

     (13) Going Concern

     The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

     (14) Others

     Information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company's website (www.petrochina.com.cn). You may access such information by following these steps:

     1.   From our main web page, click "Investor Relations";

     2.   Next, click "Corporate Governance Structure";

     3.   Finally, click on the information you are looking for.

SHAREHOLDERS' MEETINGS

     To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Company convenes the shareholders' general meeting every year pursuant to its Articles of Association.

     1. ANNUAL GENERAL MEETING

     The annual general meeting for 2006 was held on May 16, 2007 at Crowne Plaza Park View Wuzhou Beijing Hotel. Twelve ordinary resolutions and one special resolution granting the general mandate of the Board of Directors to issue the Company's shares and apply for the listing of such shares were passed and approved at the meeting.

     Pursuant to the relevant provisions of the Listing Rules, CNPC, as the controlling shareholder and therefore a connected person of the Company, abstained from voting on the 13th resolution proposed at the annual general meeting involving the connected transaction between the Company and CNPC. Such resolution was passed by more than half of the voting rights represented by the independent shareholders present at the meeting in person or by proxy. The independent non-executive Directors of the Company have conducted annual review on these connected transactions to ensure sufficient disclosures have been made in respect of the details, approval procedures and performance of the connected transactions. For details of the connected transactions, please refer to section of headed Connected Transactions in this annual report.

     Details of the resolutions passed at the general meeting have been set out in the announcement published in the "Hong Kong Economic Times" and "South China Morning Post" on May 16, 2007.

     2. EXTRAORDINARY GENERAL MEETING

     An extraordinary general meeting for 2007 was held on August 10, 2007 at the Oriental Bay International Hotel, Beijing. A special resolution in respect of the issue and listing of A shares of the Company was passed and approved at such meeting.

     Details of the resolution passed at the extraordinary general meeting have been set out in the announcement published on the website of the HKSE on August 10, 2007.

DIRECTORS' REPORT

     The Board of Directors of the Company is pleased to present its directors' report for perusal.

     1. REVIEW OF RESULTS OF OPERATIONS AND THE BUSINESS PROSPECT OF THE COMPANY DURING THE REPORTING PERIOD

     Please refer to the sections headed "Business Operating Review", "Management's Discussion and Analysis of Financial Position and Results of Operations" and "Chairman's Report" in this annual report.

     2. RISK FACTORS

     During the course of its production and operations, the Group actively took various measures to avoid and mitigate all types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.

     (1) Industry Regulations and Tax Policies Risk

     Like other oil and gas companies in China, the Group's operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as by way of issue of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards etc., are expected to have impact on the Group's operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group's business operations.

     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government is actively progressing taxation reform which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Company.

     (2) Price Fluctuations of Crude Oil and Refined Products Risk

     The Group is engaged in a wide range of petroleum-related activities. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the supply and demand conditions of crude oil and refined products and unexpected political events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil, and in 2006, the PRC established new refined products pricing mechanism based on macro economic controls. However, as affected by the macro economic controls in the PRC, the prices of domestic refined products were not adjusted in line with the prices in the international market. The Group has not adopted any commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the

Group is exposed to general price fluctuations of oil and gas commodities in 2008 and thereafter.

     (3) Foreign Exchange Rate Risk

     The Group conducts its business primarily in Renminbi. Currently, the PRC Government is implementing a regulated, floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for Renmibi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates, hence affecting the operating results and financial position of the Group.

     (4) Market Competition Risk

     The Group has distinctive advantages in resources, and is occupying a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and sellers. With the gradual opening up of the domestic oil and petrochemical industry, certain large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The exploration and production business and natural gas and pipeline business of the Group have been in a leading position in China, but the refining and marketing business and the chemicals and marketing business of the Company are facing relatively keen competition.

     (5) Uncertainty of the Oil and Gas Reserves

     According to industry characteristics and international customs, the crude oil and natural gas reserves data disclosed by the Group are estimates only. The Group has already engaged evaluation companies who are internationally recognised to evaluate the crude oil and natural gas reserves of the Group on a periodic basis. However, the reliability of reserve estimate depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices applicable to the production of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration results after the date of the estimates may also result in revision to the reserves data of the Group.

     (6) Hidden Hazards Risks and Force Majeure Risk

     Oil and gas exploration, exploitation, storage and transportation and the production, storage and transportation of refined products and petrochemical products are faced with certain risks, which may cause unexpected or dangerous events, such as personal injuries or death, property damage, environmental damage and interruption of operations etc. With the expansion of operations scale and regions, the safety risks faced by the Group also increase accordingly. Meanwhile, new regulations adopted in recent years set out higher standard for safety production. The Group has implemented a strict HSE management system and used its best endeavours to prevent the occurrence of various accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.

     3. CONTINGENT LIABILITIES

     (1) Bank and other guarantees

     Please refer to the paragraph headed "Material Contracts and the performance thereof" under the section headed "Significant Events" in this annual report for details.

     (2) Environmental liabilities

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management of the Group believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.

     (3) Legal contingencies

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

     (4) Leasing of roads, land and buildings

     According to the Restructuring Agreement entered into between the Company and CNPC on March 10, 2000, CNPC has undertaken as follows:

     - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

     As at December 31, 2007, CNPC had obtained formal land use right certificates in relation to 27,554 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively owned land. The management of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In the opinion of the management of the Company, the outcome of the above events will not have material adverse effect on the operating results or the financial position of the Group.

     (5) Group insurance

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management of the Group believes that any resulting liabilities may not have material adverse effect on the financial position of the Group.

     4. USE OF PROCEEDS FROM FUND RAISING

                                                               Unit: RMB million

TOTAL AMOUNT OF         In October 2007, the          TOTAL AMOUNT    Out of the proceeds raised for the
PROCEEDS                Company issued 4 billion A    OF PROCEEDS     following five projects in the amount of
                        shares. The total proceeds    USED THIS       RMB37,770 million, RMB13,943 million were
                        and net proceeds from such    YEAR            used. Balance of the net proceeds would be
                        issuance were RMB66,800                       used as additional working capital and for
                        million and RMB66,243                         general commercial purpose.
                        million respectively.

                                                      ACCUMULATED     Same as above.
                                                      AMOUNT OF
                                                      PROCEEDS USED

                         MODIFICATION     PROPOSED      ACTUAL      PROGRESS      ESTIMATED
COMMITTED PROJECT       OF THE PROJECT   INVESTMENT   INVESTMENT   AS PLANNED      RETURN       PROJECT RETURN
---------------------   --------------   ----------   ----------   ----------   ------------   ---------------
Project to increase           No            6,840        2,718         Yes      Internal       To be
the crude oil                                                                   rate of        confirmed only
production capacity                                                             return above   upon
of Changqing Oilfield                                                           12%            commissioning

Project to increase                                                             Internal       To be
the crude oil                 No            5,930        1,772         Yes      rate of        confirmed only
production capacity                                                             return above   upon
of Daqing Oilfield                                                              12%            commissioning

Project to increase                                                             Internal       To be
the crude oil                 No            1,500          495          Yes      rate of        confirmed only
production capacity                                                             return above   upon
of Jidong Oilfield                                                              12%            commissioning

Dushanzi
Petrochemical's
projects - processing                                                           Internal       To be
and refining                                                                    rate of        confirmed only
sulphur-bearing crude         No           17,500        8,867         Yes      return above   upon
oil imported from                                                               12%            commissioning
Kazakhstan and
ethylene technology
development projects

Daqing Petrochemical                                                            Internal       To be
1.2 million tons/year                                                           rate of        confirmed only
ethylene                      No            6,000           91          Yes     return above   upon
redevelopment and                                                               12%            commissioning
expansion project

Total                                      37,770       13,943                  --             --

Projects not                                                --
progressing as
planned and not
achieving estimated
return

Projects modified and
modification                                                --
procedures

Application and         The unutilised portion of the net proceeds of RMB37,770 million from the A share issuance
status of unused        has been deposited into the designated bank accounts maintained by the Company.
proceeds

PROJECTS NOT FUNDED BY PROCEEDS FROM FUND RAISING

                                                               Unit: RMB million

                                TOTAL PROJECT
NAME OF PROJECT                     AMOUNT      PROGRESS OF PROJECT               PROJECT RETURN
---------------                 -------------   -------------------               --------------
Dalian Petrochemical                10,789      Construction of part of the       To be confirmed
technological development                       production facilities has been    only upon
project - processing 20                         completed and production has      commissioning
million tons of imported                        commenced.
sulphur-bearing crude oil
per year

Guangxi Petrochemical project       15,166      Installation of preliminary       To be confirmed
refining 10 million tons of                     parts has been completed and      only upon
crude oil per year                              construction has commenced.       commissioning

Sichuan Petrochemical project       21,019      Preliminary work of the project   To be confirmed
with an ethylene output of                      has been completed and ordering   only upon
0.8 million tons per year                       of equipment has commenced.       commissioning

Fushun Petrochemical one            12,524      Preliminary work of the project   To be confirmed
million tons per year                           has been completed and ordering   only upon
ethylene technology                             of equipment has commenced.       commissioning
development project

Lanzhou-Zhengzhou-Changsha          11,429      Installation of preliminary       To be confirmed
Refined Oil Pipeline                            parts has been completed and      only upon
                                                construction has commenced.       commissioning

Total                               70,927      --

     5. OPERATIONS OF THE BOARD OF DIRECTORS

     (1) The convening of Board meetings and the issues resolved

     During the reporting period, the Board of Directors convened 4 regular Board meetings, 3 extraordinary Board meetings and passed 24 resolutions.

     a. On March 18, 2007, the Company held the sixth meeting of the third term of its Board of Directors, during which 12 resolutions were passed as follows:

          - The resolution on the Company's Financial Statements for year 2006 (including the announcement of the annual results for the year ended December 31, 2006)

          - The resolution on the Company's draft profit distribution plan for 2006

          - The resolution on the Company's 2006 annual report and 2006 social responsibility report

          -    The resolution on the Company's 2006 President Work Report

          - The resolution on the assessment of the completion of performance targets by the President's Work Team for 2006 and the formulation of performance contract for 2007

          - The resolution on the proposal to request the Company's general meeting to authorise the Board of Directors to determine the distribution of the Company's interim profits for 2007

          - The resolution on the proposal to request the Company's general meeting to authorise the Board of Directors to arrange for the issue of new shares by the Company and for their listing

          - The resolution on the formation of a special committee of the Board of Directors regarding the application for issue of new shares by the Company and their listing and the authorization of such committee to deal with related matters

          - The resolution on the disposal of equity interest in China National United Oil Corporation

          - The resolution on the formation of an independent committee of the Board of Directors and the appointment of an independent financial advisers regarding the equity interest transfer of China National United Oil Corporation

          - The resolution on the authorization of short-term investment quota for 2007

          -    The resolution on convening of the Annual General Meeting for
               2006

     b. On June 19, 2007, the Company held the seventh meeting of the third term of its Board of Directors, during which 3 resolutions were passed as follows:

          - The resolution on the appointment of Vice President, Chief Financial Officer and Chief Engineer as recommended by the President

          -    The resolution on the public offering of shares domestically

          -    The resolution on convening of Extraordinary General Meeting for
               2007

     c. On August 22, 2007, the Company held the eighth meeting of the third term of its Board of Directors, during which 3 resolutions were passed as follows:

          - The resolution on the interim financial statement of 2007 (including the announcement of the interim results for six months ended June 30, 2007)

          - The resolution on the Company's interim profit distribution plan for 2007

          - The resolution on the acquisition of the assets engaged in risk management service assets of Xinjiang Petroleum Administration Bureau and the Command Department of Tuha Petroleum Exploration and Exploitation

     d. On November 20, 2007, the Company held the ninth meeting of the third term of its Board of Directors, during which 3 resolutions were passed as follows:

          -    The resolution on the Company's budget for 2008

          -    The resolution on the Company's investment plan for 2008

          - The resolution on the appointment of Vice President recommended by the President

          Reference can be made to the announcement regarding the resolution on the appointment of Vice President recommended by the President published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on November 23, 2007.

     e. The first Extraordinary Meeting of the Board of Directors was held on April 24, 2007 by way of circulation of written resolution, and the resolution on the approval and authorization of the Secretary of the Board of Directors to sign the 20-F form for 2006 was passed during the meeting.

     f. The second Extraordinary Meeting of the Board of Directors was held on May 16, 2007 by way of circulation of written resolution, and the resolution on the election of Chairman was passed during the meeting.

     g. The third Extraordinary Meeting of the Board of Directors was held on December 27, 2007 by way of circulation of written resolution, and the resolution on matters related with the capital injection in CNPC Exploration and Development Company Limited was passed at the meeting.

     Reference can be made to the announcement of the resolution published on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange on December 27, 2007 and in China Securities Journal, Shanghai Securities Journal and Securities Times on December 28, 2007.

     (2) Members of the Board of Directors and attendance rate of Directors

POSITION                              NAME             ATTENDANCE RATE (%)
--------                              ----             -------------------
Chairman                              Jiang Jiemin     100
Executive Director                    Duan Wende       100 (100 of which by proxy)
Non-executive Directors               Zheng Hu         100 (25 of which by proxy)
                                      Zhou Jiping      100
                                      Wang Yilin       100
                                      Zeng Yukang      100 (50 of which by proxy)
                                      Gong Huazhang    100 (25 of which by proxy)
                                      Jiang Fan        100
Independent Non-executive Directors   Chee-Chen Tung   100
                                      Liu Hongru       100
                                      Franco Bernabe   100 (25 of which by proxy)

Note:

     Mr Chen Geng retired from his office as Director with effect on May 16, 2007. During the reporting period, Mr Chen Geng attended one meeting of the Board of Directors and attained a 100% attendance rate.

     (3) The implementation of AGM resolutions by the Board of Directors

     All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company shares are listed and the provisions as set out in the Company's Articles of Association.

     (4) Work of the special committees of the Board of Directors

     a. Audit Committee

     During the reporting period, the Audit Committee held five regular meetings of which one of the meetings were held by way of written resolution.

     On March 17, 2007, for the sixth meeting of the third term of the Board of Directors, the Audit Committee reviewed the Company's Financial Statements for 2006 (including the announcement of the annual results for the year ended December 31, 2006), the Company's Draft Profit Distribution Plan for 2006, Report on the Company's Continuing Connected Transactions in 2006, Assessment Report on Internal Control Test, the Company's Audit Work Report, Resolution on the Appointment of International and Domestic Accounting Firm for 2007, Resolution on the Transfer of shareholding of China United Oil Corporation Limited, PricewaterhouseCoopers' Report to the Audit Committee of the Board of Directors and prepared the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2006 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2006.

     On June 18, 2007, for the seventh meeting of the third term of the Board of Directors, the Audit Committee reviewed the Report on Internal Control System Operation, The Company's Internal Audit Work Report, Proposal on the Audit Fee of PricewaterhouseCoopers for 2007, PricewaterhouseCoopers' Report to the Audit Committee of the Company's Board of Directors and prepared the Audit Opinion of the Audit Committee of the Board of Directors.

     On August 21, 2007, for the eighth meeting of the third term of the Board of Directors, the Audit Committee reviewed the Company's Interim Financial Statements for 2007 (including the publication of annual results for the six months ended June 30, 2007), the Company's Draft Interim Profit Distribution Plan for 2007, Report on Internal Control System Operation, The Company's Internal Audit Work Report, PricewaterhouseCoopers' Report to the Audit Committee of the Company's Board of Directors and prepared the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Financial Statements for 2007 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan for 2007.

     On November 19, 2007, for the ninth meeting of the third term of the Board of Directors, the Audit Committee reviewed the Report on Internal Control System Operation, the Company's Internal Audit Work Report, PricewaterhouseCoopers' Report to the Audit Committee of the Company's Board of Directors and prepared the Audit Opinion of the Audit Committee of the Board of Directors.

     On April 30, 2007, for the Extraordinary Meeting of the Board of Directors, the Audit Committee reviewed and passed the Report on the U. S. Exchange Visit for the Audit Personnel on Sarbanes-Oxley Act and Anti-Abusive Practice by way of written resolution.

     b. Investment and Development Committee

     On March 15, 2007, for the sixth meeting of the third term of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Authorization of

Short-term Investment Quota for 2007 and prepared the Opinion of the Investment and Development Committee of the Board of Directors on the Authorization of Short-term Investment Quota for 2007.

     On November 19, 2007, for the ninth meeting of the third term of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Company's Investment Plan for 2008 and prepared the Opinion of the Investment and Development Committee of the Board of Directors on the Company's Investment Plan for 2008.

     c. Examination and Remuneration Committee

     On March 15, 2007, for the sixth meeting of the third term of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Completion of Performance Targets by the President's Work Team for Year 2006 and the Formulation of Performance Contract for Year 2007 and prepared the Opinion of the Examination and Remuneration Committee of the Board of Directors on the Report on Assessment of the Completion of Performance Targets by the President's Work Team for Year 2006 and the Formulation of Performance Contract for Year 2007.

     d. Health, Safety and Environment Committee

     On March 17, 2007, for the sixth meeting of the third term of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company's Health, Safety and Environment Work Report for 2006 and prepared the Opinion of the Health, Safety and Environment Committee of the Board of Directors on the Company's Health, Safety and Environment Work Report for 2006.

     During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the "Audit Committee" section under the Corporate Governance Structure of this Annual Report. All members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees.

     6. RESULTS

     The results of the Group for the year ended December 31, 2007 prepared in accordance with IFRS are set out in the Consolidated Profit and Loss Account on page 174.

     The financial condition of the Group as at December 31, 2007 are set out in the Consolidated Balance Sheet prepared in accordance with IFRS on page 175.

     The Consolidated Cash Flows Statement of the Group for the year prepared in accordance with IFRS is set out in the statement on page 177.

     7. PROFIT DISTRIBUTION PLAN FROM THE BOARD OF DIRECTORS

     The Board recommends to pay final dividends of RMB0.156859 per share (inclusive of applicable tax) based on 45% of the net profit of the Group for the twelve months ended December 31, 2007 under IFRS less the interim dividends for 2007 paid on September 28, 2007. The proposed final dividends are subject to equity holders' review and approval at the forthcoming annual general meeting to be held on May 15, 2008. The final dividends will be paid to equity holders whose names appear on the register of members of the Company at the close of business on May 28, 2008. The register of members of H shares will be closed from May 22, 2008 to May 28, 2008 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:00 p.m. on May 21, 2008. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of May 28, 2008 are eligible for the final dividends.

     In accordance with the relevant provisions of the Company's Articles of Association, dividends payable to the Company's equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends.

     8. FIVE-YEARS FINANCIAL SUMMARY

     A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 5.

     9. BANK LOANS AND OTHER BORROWINGS

     Details of bank loans and other borrowings of the Company and the Group as at December 31, 2007 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.

     10. INTEREST CAPITALISATION

     Interest capitalisation for the Group for the year ended December 31, 2007 was RMB1,734 million.

     11. FIXED ASSETS

     Changes to the fixed assets of the Company and the Group during the year are summarised in note 16 to the financial statements prepared in accordance with IFRS in this annual report.

     12. LAND VALUE APPRECIATION TAX

     No land value appreciation tax was payable by the Group during the year.

     13. RESERVES

     Details of changes to the reserves of the Company and the Group for the year ended December 31, 2007 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.

     14. DISTRIBUTABLE RESERVES

     As at December 31, 2007, the reserves of the Company that can be distributed as dividend were RMB228,016 million.

     15. STATUTORY COMMON WELFARE FUND

     Details of the statutory welfare fund, such as the nature, application and movements and the basis of calculation (including the percentage and profit figure used for calculating the amounts) are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.

     16. MANAGEMENT CONTRACT

     During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.

     17. MAJOR SUPPLIERS AND CUSTOMERS

     CNPC is the Group's largest supplier of goods and services and the aggregate purchase attributable to CNPC was 39% of the total purchase of the Group for 2007. The aggregate purchase attributable to the five largest suppliers of the Group was 47% of the Group's total purchase.

     The aggregate revenue derived from the major customers is set out in note 37 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group's total sales.

     Save as disclosed above, none of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of the Company's share capital) had any interest in any of the above-mentioned suppliers and customers.

     18. REPURCHASE, SALE OR REDEMPTION OF SECURITIES

     The Company or any of its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2007.

     19. TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

     As at December 31, 2007, the Company did not have any trust deposits or irrecoverable overdue time deposits.

     20. PRE-EMPTIVE RIGHTS

     There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.

     21. SUFFICIENCY OF PUBLIC FLOAT

     Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the reporting period.

     22. QUALIFIED ACCOUNTANT

     In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite numerous attempts to find such a candidate, given the importance of the role and the function of the qualified accountant, the Company has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the HKSE when it has identified the joint qualified accountant.

                                                           By Order of the Board
                                                                    Jiang Jiemin
                                                                        Chairman
                                                                Beijing, the PRC
                                                                  March 19, 2008

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year 2007, the Supervisory Committee has carried out their duties conscientiously and in accordance with the relevant provisions of the Company Law of the PRC and the Articles of Association of the Company.

During the reporting period, the Supervisory Committee held two meetings.

On March 16, 2007, the fifth meeting of the third term of the Supervisory Committee was convened in Beijing. The meeting was chaired by Mr Wang Fucheng, Chairman of the Supervisory Committee. The meeting considered and approved the Financial Report of the Company for 2006, the Draft Profit Distribution Plan for 2006, the Report on Assessment of the Completion of Performance Targets by the President's Work Team for 2006 and Formulation of Performance Contracts for 2007, the Resolution on the Appointment of International and Domestic Accounting Firm for 2007, and the Supervisory Committee's Report for 2006.

On August 21, 2007, the sixth meeting of the third term of the Supervisory Committee was convened in Beijing. The meeting was chaired by Mr Wang Fucheng, Chairman of the Supervisory Committee. The meeting considered and approved the 2007 interim report and the draft 2007 interim profit distribution plan.

Further, during the reporting period the Supervisory Committee attended the annual general meeting for the year 2006 and an extraordinary general meeting in 2007; attended four meetings of the Board of Directors and submitted five written opinions to the Board of Directors in respect of, inter alia, its review of the financial reports of the Company, the draft profit distribution plan and assessment of the performance of the President's Work Team. The Supervisory Committee conducted two supervisory hearings, received fourteen reports submitted by, inter alia, the Finance Department, Audit Department, Human Resources Department, Supervisory Department and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, and reviewed and issued relevant opinions on, inter alia, the Company's financial affairs, profit distribution, connected transactions and assessment of the performance of the President's Work Team. The Supervisory Committee completed two random financial auditing investigations, performed random auditing on eight departments, prepared a total of ten investigation reports and general reports and put forward 37 recommendations. The Supervisory Committee also made one supervisory inspection tour, prepared one report and put forward five recommendations. Through the above activities, the Supervisory Committee has reinforced its supervision on the financial affairs of the Company and the performance of duties by the senior management. It has enhanced the effect of supervision and protected the rights of the shareholders as well as the interests of the Company.

The Supervisory Committee is of the opinion that in 2007, facing changes in the domestic and international macro operating environments, the Company has adopted various effective measures, implemented the strategies of resources, marketing and internationalisation of operation in the best manner, persisted in carrying out further corporate reforms, and achieved progress in key tasks. The principal business of the Company continued to develop. There were breakthroughs in oil and gas exploration. Oil production remained steady, while production of natural gas remained at a high growth. The refining and petrochemical business mix was optimized. Major projects were completed and production commenced. A refined products sales and marketing network covering the whole of China was primarily established. International businesses maintained a good momentum of development. The Company became more competitive in the market. The overall business strengths of the Company were enhanced markedly.

     1. OPINION OF THE SUPERVISORY COMMITTEE ON THE LAWFUL OPERATION OF THE COMPANY

     In year 2007, the Company's internal control system improved gradually. The Company's overall financial position was further improved. Quality of the fixed assets of the Company improved steadily. Both the debt to asset ratio and the gearing ratio continued to drop. The Company's repayment capability improved, and the Company's financing capability was strengthened. Returns for the shareholders of the Company increased steadily.

     The Company managed to comply with laws and standards in its decision-making process and operations. The Directors of the Company have complied with the applicable laws and regulations of the PRC and the Company's places of listing and the Company's Articles of Association in the performance of their duties, and has conscientiously implemented resolutions at the shareholders' general meetings. The President's Work Team complied with laws and standards in its decision-making process and operations, and have met appraisal standards in all aspects.

     2. OPINION OF THE SUPERVISORY COMMITTEE ON INSPECTION OF THE FINANCIAL STATUS OF THE COMPANY

     The financial reports of the Company have been prepared in accordance with CAS and IFRS. The financial reports audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers give a true and fair view on the financial position, operating results and cash flows of the Company. The unqualified opinions issued are objective and fair.

     3. OPINION OF THE SUPERVISORY COMMITTEE ON THE USE OF PROCEEDS FROM THE LATEST FUND RAISING EXERCISE

     During the reporting period, proceeds from issue of A shares were applied in the manner as undertaken.

     4. OPINION OF THE SUPERVISORY COMMITTEE ON THE ACQUISITION AND DISPOSAL OF ASSETS BY THE COMPANY

     During the reporting period, acquisition and disposal of assets of the Company were carried out at reasonable considerations, and no insider dealing was discovered. No prejudice to shareholders' rights, dissipation of the Company's assets or prejudice to the Company was discovered.

     5. OPINION OF THE SUPERVISORY COMMITTEE ON CONNECTED TRANSACTIONS OF THE COMPANY

          During the year, continuing connected transactions of the Company were carried out with the approval of the Hong Kong Stock Exchange and within the limits approved at the extraordinary general meetings of the Company. Connected transactions were carried out at reasonable and fair considerations, and no prejudice to the non-connected shareholders or the Company was discovered.

          The Supervisory Committee is satisfied with the results achieved by the Company in 2007 and is confident of the prospects of the Company.

          The Supervisory Committee hopes that, in 2008, the Company will fully implement the target of developing the Company into a comprehensive international energy company, making the best endeavours to complete tasks in relation to resources, marketing, human resources, technology and management, persistently enhancing its ability to make innovations, steadily improving the core competitiveness of the Company in both the domestic and overseas markets and to facilitate further improvement of the overall strength of the Company.

          In 2008, the Supervisory Committee will continue to fulfil its various duties conscientiously and in compliance with the Company Law of the PRC, the Articles of Association of the Company and other relevant regulations.

                                           By Order of the Supervisory Committee
                                                                    Wang Fucheng
                                           Chairman of the Supervisory Committee
                                                                Beijing, the PRC
                                                                  March 19, 2008

             DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

     1. INFORMATION ON THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     (1) Directors

     Information on the current Directors is set out below:

                                                                   REMUNERATION                  NUMBER OF SHARES HELD
                                                                     RECEIVED        WHETHER         IN THE COMPANY
                                                                     FROM THE       RECEIVED     ---------------------
                                                                    COMPANY IN    REMUNERATION      AS AT      AS AT
                                                                       2007       FROM OFFICES    DECEMBER   DECEMBER
     NAME         GENDER   AGE      POSITION           TERM          (RMB'000)    HELD IN CNPC    31, 2006   31, 2007
     ----         ------   ---      --------           ----        ------------   ------------    --------   --------
Jiang Jiemin(1)      M      52   Chairman and    2007.05-2010.05        916             No            0          0
                                   President

Duan Wende(1)        M      56     Executive     2007.05-2010.05        824             No            0          0
                                 Director and
                                  Senior Vice
                                   President

Zheng Hu             M      61   Non-Executive   2006.05-2009.05         --            Yes            0          0
                                    Director

Zhou Jiping          M      55   Non-Executive   2007.05-2010.05         --            Yes            0          0
                                    Director

Wang Yilin           M      51   Non-Executive   2005.11-2008.11         --            Yes            0          0
                                    Director

Zeng Yukang          M      57   Non-Executive   2005.11-2008.11         --            Yes            0          0
                                    Director

Gong Huazhang        M      61   Non-Executive   2005.11-2008.11         --            Yes            0          0
                                    Director

Jiang Fan            M      44   Non-Executive   2005.11-2008.11        499             No            0          0
                                    Director

Chee-Chen Tung       M      65    Independent    2005.11-2008.11        264             No            0          0
                                 Non-Executive
                                    Director

Liu Hongru           M      77    Independent    2005.11-2008.11        349             No            0          0
                                 Non-Executive
                                    Director

Franco Bernabe       M      59    Independent    2006.05-2009.05        257             No            0          0
                                 Non-Executive
                                    Director

Note 1: Remuneration excludes the deferred payment paid by the Company to the relevant Directors and senior management of the Company in respect of their salaries from 2004 to 2006 in the aggregate amount of RMB3,740,000 pursuant to the relevant provisions of the PRC Government.

     BRIEF BIOGRAPHY OF DIRECTORS:

     -    Chairman

     JIANG JIEMIN: aged 52, is the Chairman and President of the Company and the General Manager of CNPC. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has over 30 years of working experience in China's oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in

March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr Jiang was appointed Deputy Provincial Governor of Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai Province since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai Province since June 2003. Mr Jiang became the Deputy General Manager of CNPC since April 2004 and was appointed the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006. Mr Jiang became the Chairman of the Company since May 2007.

     -    Executive Director

     DUAN WENDE: aged 56, is a Director and Senior Vice President of the Company, and a Deputy General Manager of CNPC. He is a professor-level senior engineer and has been awarded with post-graduate qualification. He has over 35 years of working experience in China's petrochemical industry. From April 1975 to May 1997, Mr Duan was the Deputy Factory Manager of Fushun Chemical Fibres Factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibres factory and the detergent factory. Mr Duan has been the Deputy Manager of Fushun Petrochemical Corporation since May 1997 and the Manager of Fushun Petrochemical Corporation since May 1999. He has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been the Assistant to the General Manager of CNPC since August 2001. He has been a Vice President of the Company since March 2002. Mr Duan became the Deputy General Manager of CNPC since December 2003. He has been appointed as a Director and Vice President of the Company since May 2004. Mr Duan has been appointed as a Senior Vice President of the Company since November 2005.

     -    Non-executive Directors

     ZHENG HU: aged 61, is a Director of the Company. Mr Zheng is a professor-level senior engineer and holds a college degree. He has nearly 40 years of working experience in China's oil and gas industry. From May 1990 to July 1992, Mr Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From July 1992 to September 1994, Mr Zheng worked as Deputy General Manager of China Petroleum Materials and Equipment (Group) Corporation and China Petroleum Technology Development Corporation, and from September 1994 as General Manager of China Petroleum Materials and Equipment (Group) Corporation and China Petroleum Technology Development Corporation. From September 1999, he worked as director of Personnel and Labour Department of CNPC. He was appointed as a

Deputy General Manager of CNPC from August 2000 to February 2007. Mr Zheng has been appointed as Counsellor of the State Council since February 2006. He has been appointed as a Director of the Company since June 2000.

     ZHOU JIPING: aged 55, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master's degree. He has over 35 years of working experience in China's oil and gas industry. In November 1996, he was the Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as General Manager of China National Oil and Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004.

     WANG YILIN: aged 51, is a Director of the Company and a Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 25 years of working experience in China's oil and gas industry. Mr Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the General Manager of PetroChina Xinjiang Oilfield Company since September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to General Manager of CNPC, Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company concurrently. In December 2003, he was appointed as the Deputy General Manager of CNPC and Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company concurrently. In May 2004, he ceased to be the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company. From July 2004 to July 2007, he also worked as the Safety Director of CNPC. He has been appointed as a Director of the Company since November 2005.

     ZENG YUKANG: aged 57, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zeng is a professor-level senior economist and holds a college degree. He has nearly 40 years of working experience in China's oil and gas industry. Mr Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since

November 2002, he was the Assistant to the General Manager of CNPC. From September 2005 onwards, he has been a Deputy General Manager of CNPC. He has been appointed as a Director of the Company since November 2005.

     GONG HUAZHANG: aged 61, is a Director of the Company. Mr Gong is a professor-level senior accountant and has over 40 years of working experience in China's oil and gas industry. Mr Gong worked as the Chief Accountant, deputy director and director of the Finance Bureau of China National Petroleum Company since 1991. He was the director of Finance and Assets Department of CNPC since October 1998 and has been the Chief Accountant of CNPC from February 1999 to February 2007. He has been appointed as a director of China Yangtze Power Co., Ltd. since September 2002 and an independent non-executive director of China Southern Airlines Company Limited since June 2007 and China Railway Group Limited since August 2007. Mr Gong has been appointed as a Director of the Company since November 1999.

     JIANG FAN: aged 44, is a Director of the Company and the President of PetroChina Dalian Petrochemical Company. Mr Jiang is a professor-level senior engineer and holder of a master's degree. He has over 20 years of working experience in China's petrochemical industry. Mr Jiang was appointed as the Deputy Manager of PetroChina Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of PetroChina Dalian Petrochemical Company. In February 2002, he became the General Manager of PetroChina Dalian Petrochemical Company. Mr Jiang has been appointed as a Director of the Company since November 2005.

     -    Independent Non-executive Directors

     CHEE-CHEN TUNG: aged 65, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co. Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank, Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and member of Council of the Hong Kong Polytechnic University, and is a member of the Board of Trustees of the International Academic Centre of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 1999.

     LIU HONGRU: aged 77, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as Vice-Governor of the Agricultural Bank of China, Vice-Governor of the People's Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently the Vice Chairman of the Subcommittee for Economic Affairs of the National Committee of the Chinese People's Political Consultative Conference, the Vice President of the China Society for Finance and Banking, the Vice President of the National Debt Association of China and President of the Shanghai Institute of Finance and Law. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr Liu serves as a non-executive director of OP Financial Investments Limited and as an independent non-executive director of CITIC 21CN Company Limited and Minmetals Resources Limited, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 19, 2002.

     FRANCO BERNABE: aged 59, is an independent non-executive Director of the Company. Mr Bernabe holds a doctorate degree in political economics and is the Chairman of the Franco Bernabe Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. He was a former Chief Executive Officer of ENI and Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabe joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabe led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr Bernabe was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabe was the head of economic studies at FIAT. Mr Bernabe was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabe has been appointed as an independent non-executive Director of the Company since June 2000.

     (2) Supervisors

     Information on the current Supervisors is set out below:

                                                                                                   NUMBER OF SHARES HELD
                                                                                      WHETHER        IN THE COMPANY
                                                                   REMUNERATION      RECEIVED     -----------------------
                                                                  RECEIVED FROM    REMUNERATION     AS AT        AS AT
                                                                  THE COMPANY IN   FROM OFFICES    DECEMBER     DECEMBER
    NAME       GENDER   AGE      POSITION             TERM        2007 (RMB'000)   HELD IN CNPC    31, 2006     31, 2007
    ----       ------   ---   ---------------   ---------------   --------------   ------------   ---------   -----------
Wang Fucheng      M      57    Chairman of      2005.11-2008.11          --             Yes           0            0
                               Supervisory
                                Committee
Wen Qingshan      M      49     Supervisor      2005.11-2008.11          --             Yes           0            0
Sun Xianfeng      M      55     Supervisor      2007.05-2010.05          --             Yes           0            0
Zhang Jinzhu      M      59     Supervisor      2007.05-2010.05         333              No           0            0
Qin Gang          M      54     Supervisor      2005.11-2008.11         469              No           0            0
                               appointed by
                                employees'
                              representatives
Li Yongwu         M      63    Independent      2005.11-2008.11         315              No           0            0
                                Supervisor
Wu Zhipan         M      51    Independent      2005.11-2008.11         319              No           0            0
                                Supervisor

     BRIEF BIOGRAPHY OF THE SUPERVISORS:

     -    Chairman

     WANG FUCHENG: aged 57, is the Chairman of the Supervisory Committee of the Company and the Deputy General Manager of CNPC. Mr Wang is a professor-level senior economist and holds a bachelor's degree. Mr Wang has over 40 years of working experience in China's oil and gas industry. From August 1986 to December 1992, Mr Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr Wang worked as Senior Executive of the Liaohe Oil Exploration Bureau. Since November 1997, Mr Wang worked as Director of the Liaohe Oil Exploration Bureau. Since October 1999, Mr Wang was the General Manager of PetroChina Liaohe Oilfield Company. Mr Wang was appointed as a Director of the Company in June 2000 and was appointed as the Vice President of the Company in July 2000. Mr Wang has been appointed as the Chairman of the Supervisory Committee of the Company since November 2005. Prior to the appointment as Supervisor of the Company, Mr Wang has resigned from his office as Director of the Company. Mr Wang became the Deputy General Manager of CNPC since September 2007.

     -    Supervisors

     WEN QINGSHAN: aged 49, is a Supervisor of the Company, the Deputy Chief Accountant of CNPC and the Director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holder of a bachelor's degree. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy

Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant of CNPC since November 2007.

     SUN XIANFENG: aged 55, is a Supervisor and the General Manager of the Audit Department of the Company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr Sun holds a college degree and is a senior economist. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and as the Director of the Audit Services Centre since December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004. Mr Sun has been the General Manager of the Audit Department of the Company since July 2007.

     ZHANG JINZHU: aged 59, is a Supervisor of the Company and the Head of the Office of the Supervisory Committee of the Company. Mr Zhang is a senior accountant and holder of bachelor's degree. Mr Zhang worked as the Deputy Director-General of the Bureau of Finance and Equipment of The Supreme Court of the PRC since May 1995, Deputy Executive of the Petroleum Economic and Information Research Institute of CNPC since June 1999, Deputy General Manager of the Finance Department of the Company since August 2000 and the Head of the Office of the Supervisory Committee of the Company since November 2005. He has been a Supervisor of the Company since May 2007.

     QIN GANG: aged 54, is an employee representative of the Company's Supervisory Committee and a Senior Executive of the PetroChina West-East Gas Pipeline Company. Mr Qin is a senior engineer and has nearly 35 years of experience in China's oil and gas industry. Mr Qin has acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of PetroChina Tarim Oilfield Company since September 1999. From June 2000, Mr Qin worked as the Senior Executive of Tarim Southwest Company concurrently. Since July 2002, Mr Qin has worked as an Executive and the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr Qin became the Senior Executive and the Chairman of the Labour Union of Petrochina West-East Gas Pipeline Company. Mr Qin was appointed as a Supervisor of the Company in November 2005.

     -    Independent Supervisors

     LI YONGWU: aged 63, is an independent Supervisor of the Company. Mr Li is a senior engineer and holder of a bachelor's degree. Since June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Minister of the Chemical Industry Ministry since April 1995. He became Director of the State's Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China Petroleum and Petrochemical Industry Association. Mr Li has been an Independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People's Consultative Conference.

     WU ZHIPAN: aged 51, is an independent Supervisor of the Company. Mr Wu is a holder of doctorate degree. He is a professor, a LL.D. Supervisor, Standing Vice Chairman of Peking University Council and Chief Legal Advisor of Peking University, Dean of the Asia-Pacific Research Institute of Peking University and Director of Financial Law Institute of Peking University. He is also an expert consultant of the Supreme People's Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu was appointed as an independent non-executive director of Air China Limited, Fortune SGAM Fund Management Co., Ltd. and China Minsheng Banking Corp., Ltd. Mr Wu has been an independent Supervisor of the Company since December 1999.

     (3) Other members of the Senior Management

     Information on other current members of the Senior Management is set out below:

                                                                                                   NUMBER OF SHARES HELD
                                                                                      WHETHER        IN THE COMPANY
                                                                   REMUNERATION      RECEIVED     -----------------------
                                                                  RECEIVED FROM    REMUNERATION     AS AT        AS AT
                                                                  THE COMPANY IN   FROM OFFICES    DECEMBER     DECEMBER
    NAME             GENDER   AGE      POSITION         TERM      2007 (RMB'000)   HELD IN CNPC    31, 2006     31, 2007
    ----             ------   ---   ---------------   ---------   --------------   ------------   ---------   -----------
Liao Yongyuan(1)        M      45    Vice President    2005.11-        712              No            0            0
Jia Chengzao(1)         M      59    Vice President    2005.11-        667              No            0            0
Hu Wenrui(1)            M      58    Vice President    2005.11-        667              No            0            0
Sun Longde              M      45    Vice President    2007.06-        493              No            0            0
Shen Diancheng          M      48    Vice President    2007.06-        457              No            0            0
Liu Hongbin             M      44    Vice President    2007.06-        269              No            0            0
Zhou Mingchun           M      40   Chief Financial    2007.06-        425              No            0            0
                                        Officer
Li Hualin               M      45    Vice President    2007.11-          -              No            0            0
Lin Aiguo               M      49    Chief Engineer    2007.06-        422              No            0            0
Li Huaiqi(1)            M      58     Secretary to     2001.08-        667              No            0            0
                                      the Board of
                                       Directors

Note 1: Remuneration excludes the deferred payment paid by the Company to the relevant Directors and senior management of the Company in respect of their salaries from 2004 to 2006 in the aggregate amount of RMB3,740,000 pursuant to the relevant provisions of the PRC Government.

     BRIEF BIOGRAPHY OF THE SENIOR MANAGEMENT

     LIAO YONGYUAN: aged 45, is a Vice President of the Company and a Deputy General Manager and Safety Director of CNPC. Mr Liao is a master's degree holder and a professor-level senior engineer. He has 25 years of working experience in China's oil and gas industry. He was the Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Company from June to November 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996 to September 1999. He was the General Manager of PetroChina Tarim Oilfield Company from September 1999 to October 2001, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001 to January 2004. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of the Sichuan Petroleum Administration since April 2004. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the Safety Director since July 2007. He has been a Vice President of the Company since November 2005.

     JIA CHENGZAO: aged 59, is a Vice President of the Company. Mr Jia is a professor-level senior engineer, a doctorate degree holder and a fellow of the Chinese Academy of Sciences. He has over 25 years of working experience in China's oil and geological industry. From August 1994, Mr Jia has worked as the Deputy Chief Geologist of the Tarim Oil Exploration and Exploitation Headquarters and the Chief Geologist and Deputy Commander of the Tarim Oil Exploration and Exploitation Headquarters. From September 1999, Mr Jia worked as the Deputy General Manager of PetroChina Tarim Oilfield Company whilst during February 1998 to July 2000, he was also a Vice President of the China Oil Exploration and Exploitation Scientific Research Institute of CNPC. He has been the Chief Geologist of the Company from July 2000. Mr Jia has also served as the President of the China Oil Exploration and Exploitation Research Institute from December 2002 to October 2006. Mr Jia has been a Vice President of the Company since November 2005.

     HU WENRUI: aged 58, is a Vice President of the Company. Mr Hu is a professor-level senior engineer and has over 35 years of working experience in China's oil and gas industry. From April 1984, Mr Hu was the Manager of Changqing Oilfield No. 2 Oil Extraction Plant. He was the Deputy Director of Changqing Petroleum Exploration Bureau since April 1989, Standing Deputy Director since November 1996, and eventually Director of Changqing Petroleum Exploration Bureau since April 1999. From September 1999 to December 2002, he was the General Manager of PetroChina Changqing Oilfield Company. He has been the President of the Company's Exploration and Production Company since December 2002. Mr Hu has been a Vice President of the Company since November 2005.

     SUN LONGDE: aged 45, is a Vice President of the Company. Mr Sun is a professor-level senior engineer and holds a doctorate's degree. He has nearly 25 years of working experience in China's oil and geological industry. Mr Sun has been the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company from September 1999 and the General Manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007.

     SHEN DIANCHENG: aged 48, is the Vice President of the Company and concurrently the General Manager of Chemical & Marketing Company of the Company. Mr Shen is a professor-level senior engineer and holds a college degree. He has nearly 25 years of working experience in China's oil and petrochemical industry. Mr Shen has been the Deputy Manager of the Chemical Agent Plant of Daqing Oilfield from June 1994, the Deputy Manager, Standing Deputy Director and acting Manager of the Chemical Headquarters Plant of Daqing Oilfield from January 1997, the Standing Deputy General Manager of PetroChina Daqing Refining & Chemical Company from October 2000, the General Manager of PetroChina Liaoyang Petrochemical Company from April 2002, and the General Manager of PetroChina Jilin Petrochemical Company from December 2005. Mr Shen was appointed as the Vice President of the Company and General Manager of Chemical & Marketing Company since June 2007.

     LIU HONGBIN: aged 44, is the Vice President of the Company. Mr Liu is a senior engineer and holds a college degree. He has nearly 25 years of working experience in China's oil and gas industry. Mr Liu has been the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau since May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company from July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the General Manager of the Planning Department of the Company from March 2002 and the Director of the Planning Department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company since June 2007.

     ZHOU MINGCHUN: aged 40, is the Chief Financial Officer of the Company. Mr Zhou is a professor-level senior accountant and holds a master's degree. He has nearly 20 years of working experience in China's oil and gas industry. Mr Zhou has been concurrently the Director of the Finance Division and the Director-General of Financial Settlement Centre of Daqing Petroleum Administration Bureau from October 1998, the Executive of the Finance & Assets Division of Daqing Oilfield Company from September 1999, the director and Deputy

Chief Accountant of Daqing Oilfield Company Limited from January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited from October 2000, and the General Manager of the Finance Department of the Company from March 2002. Mr Zhou has been appointed as the Chief Financial Officer of the Company since June 2007.

     LI HUALIN: aged 45, is the Vice President of the Company. Mr Li holds a master's degree and is a senior engineer. Mr Li has nearly 25 years of experience in the oil and gas industry in China. Since March 1993, Mr Li became the Deputy Director-General of the Houston Office of China National Petroleum Company. Since May 1995, he was appointed as the director and General Manager of China National Oil and Gas Corporation (Canada). Since December 1997, Mr Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. Since September 1999, Mr Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation. Since January 2001, Mr Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited and since December 2001, he also became the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Since July 2006, Mr Li became the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr Li has been appointed as the Vice President of the Company and the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited since November 2007.

     LIN AIGUO: aged 49, is the Chief Engineer of the Company. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China's oil and petrochemical industry. Mr Lin has been the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the General Manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the General Manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007.

     LI HUAIQI: aged 58, is the Secretary to the Board of Directors. Mr Li is a senior economist. He has over 35 years of working experience in China's oil and gas industry. Mr Li once worked in the Daqing Oilfield, the Liaohe Oilfield and the Huabei Oilfield and in the Nanhai Petroleum Company. From June 1992 to October 1998, Mr Li worked as the Deputy Director and Director of the Foreign Affairs Bureau of China National Petroleum Company. From October 1998, Mr Li was appointed as Director of the International Co-operation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors since August 2001.

     2. ELECTION OR RETIREMENT OF DIRECTORS AND SUPERVISORS AND THE APPOINTMENT AND REMOVAL OF SENIOR MANAGEMENT

     The term of office of four Directors (namely, Mr Chen Geng, Mr Jiang Jiemin, Mr Zhou Jiping and Mr Duan Wende) expired on May 17, 2007. According to
Article 89 and Article 51 (13) of the Company's Articles of Association, each of Mr Jiang Jiemin, Mr Zhou Jiping and Mr Duan Wende were re-elected as Directors at the annual general meeting for 2006. Mr Chen Geng notified the Board that he would retire from his office and would not seek for re-election.

     On May 20, 2007, an extraordinary meeting of the Board of Directors was convened to consider and appoint Mr Jiang Jiemin as the chairman of the Board of Directors.

     On June 19, 2007, at the seventh meeting of the Third Session of the Board of Directors, the Company appointed each of Mr Sun Longde, Mr Shen Diancheng and Mr Liu Hongbin as Vice President, Mr Zhou Mingchun as the Chief Financial Officer and Mr Lin Aiguo as the Chief Engineer of the Company. On November 20, 2007, at the ninth meeting of the Third Session of the Board of Directors, the Company appointed Mr Li Hualin as Vice President of the Company.

     The term of office of two Supervisors (namely, Mr Sun Xianfeng and Mr Xu Fengli) expired on May 17, 2007. According to Article 51 (3) and (13) of the Company's Articles of Association, Mr Sun Xianfeng and Mr Zhang Jinzhu were re-elected and elected as Supervisors respectively at the annual general meeting for 2006. Mr Xu Fengli notified the Board that he would retire from his office and would not seek for re-election.

     3. INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE
COMPANY

     As at December 31, 2007, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

     4. SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

     No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.

     5. INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

     None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.

     6. REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     Each member of the senior management of the Company (including the executive Directors and Supervisors) has entered into a performance appraisal agreement with the Company. The Company's senior management remuneration policy links financial interests of the senior management with the Group's operating results and the performance of its shares in the market. For further details on remunerations, please refer to the tables set out in the "Directors, Supervisors and Senior Management" section.

     7. EMPLOYEES OF THE GROUP

     As at December 31, 2007, the Group had 466,502 employees (excluding temporary staff) and 48,007 retired members of staff.

     The number of employees by business segment is set out below:

                                          PERCENTAGE OF
                             NUMBER OF      TOTAL NO.
                             EMPLOYEES   OF EMPLOYEES (%)
                             ---------   ----------------
Exploration and Production    261,802          56.12
Refining and Marketing        122,593          26.28
Chemicals and Marketing        61,635          13.21
Natural Gas and Pipeline       15,706           3.37
Other*                          4,766           1.02
                              -------          -----
Total                         466,502            100
                              =======          =====

* includes staff of the Company's headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

     The employee structure by profession as of December 31, 2007 is set out below:

                                          PERCENTAGE OF
                             NUMBER OF      TOTAL NO.
                             EMPLOYEES   OF EMPLOYEES (%)
                             ---------   ----------------
Production                    286,066          61.32
Sales                          20,731           4.45
Technology                     48,570          10.41
Finance                         8,308           1.78
Administration                 77,993          16.72
Others                         24,834           5.32
Total                         466,502         100.00

     The education levels of employees as of December 31, 2007 is set out below:

                                               PERCENTAGE OF
                                  NUMBER OF      TOTAL NO.
                                  EMPLOYEES   OF EMPLOYEES (%)
                                  ---------   ----------------
Master and above                     7,616           1.63
University                          78,667          16.86
Polytechnic college                 96,737          20.74
Technical secondary school          47,132          10.10
Senior middle school, secondary
vocational school or below         236,350          50.67
Total                              466,502         100.00

     8. EMPLOYEE WELFARE PLANS

     Details on employee welfare plans of the Company are set out in note 34 to the financial statements prepared in accordance with IFRS in this annual report.

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES

The following table sets forth the Company's estimated proved reserves and proved developed reserves as at December 31, 2005, 2006 and 2007. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

                                                                                   COMBINED
                                                     CRUDE OIL    NATURAL GAS    (MILLIONS OF
                                                    (MILLION OF     (BILLION    BARRELS OF OIL
                                                      BARRELS)    CUBIC FEET)     EQUIVALENT)
                                                    -----------   -----------   --------------
PROVED DEVELOPED AND UNDEVELOPED RESERVES
Reserves as of December 31, 2005 (the basis date)     11,536.2      48,123.1           19,556.7
Revisions of previous estimates                          196.1         685.9              310.4
Extensions and discoveries                               635.3       6,247.7            1,676.5
Improved recovery                                         81.1             -               81.1
Production for the year                                 -830.7      -1,587.5           -1,095.3
Reserves as of December 31, 2006 (the basis date)     11,618.0      53,469.2           20,529.4
Revisions of previous estimates                           83.7      -1,063.0              -93.5
Extensions and discoveries                               763.9       6,331.4            1,819.1
Improved recovery                                         78.8             0               78.8
Production for the year                                 -838.8      -1,627.0           -1,110.0
Reserves as of December 31, 2007 (the basis date)     11,705.6      57,110.6           21,223.9
PROVED DEVELOPED RESERVES
As of December 31, 2005 (the basis date)               9,194.8      19,857.8           12,504.4
As of December 31, 2006 (the basis date)               9,185.2      22,563.9           12,945.8
As of December 31, 2007 (the basis date)               9,047.1      26,047.1           13,388.3

(PRICEWATERHOUSECOOPERS LOGO)
(Chinese Characters)

                                              PricewaterhouseCoopers Zhongtian
                                              CPA Limited Company
                                              11/F PricewaterhouseCoopers Centre
                                              202 Hu Bin Road
                                              Shanghai 200021
                                              P.R.C
                                              Tel:+86 (21) 6123 8888
                                              Fax:+86 (21) 6123 8800

                             REPORT OF THE AUDITORS

                                                 PWC ZT SHEN ZI (2008) NO. 10001
                                                                      (PAGE 1/2)

To the Shareholders of PetroChina Company Limited:

     We have audited the accompanying financial statements of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated and company balance sheets as at December 31, 2007, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in equity for the year then ended and notes to these financial statements.

1. MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

     Management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility includes:

     (i) Designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error;

     (ii) Selecting and applying appropriate accounting policies; and

     (iii) Making accounting estimates that are reasonable in the circumstances.

2. AUDITOR'S RESPONSIBILITY

     Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Auditing Standards for Certified Public Accountants of China. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

                                                 PWC ZT SHEN ZI (2008) NO. 10001
                                                                      (PAGE 2/2)

     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. OPINION

     In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company and of the Group as at December 31, 2007, and their financial performance and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises.

PricewaterhouseCoopers
Zhong Tian CPAs Limited Company   Certified Public Accountant
                                                                ----------------------------------
                                                                Heping Feng

Shanghai, the People's Republic
of China March 19, 2008           Certified Public Accountant
                                                                ----------------------------------
                                                                Liwen Zhang

                           PETROCHINA COMPANY LIMITED
                  CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT
                                DECEMBER 31, 2007
              (All amounts in RMB millions unless otherwise stated)

                                                    DECEMBER    DECEMBER   DECEMBER 31,     DECEMBER
                                                    31, 2007    31, 2006       2007         31, 2006
ASSETS                                     NOTES   THE GROUP   THE GROUP    THE COMPANY   THE COMPANY
------                                     -----   ---------   ---------   ------------   -----------
Current assets
   Cash at bank and on hand                7(1)      88,589      54,070        78,332        48,029
   Notes receivable                        7(2)       4,735       2,844         3,988         2,097
   Accounts receivable                     7(3a)     18,419       8,488         2,131           583
   Advances to suppliers                   7(4)      20,386      12,664        16,086         8,924
   Interest receivable                                  109          81           109            81
   Dividends receivable                                  18          13            85            80
   Other receivables                       7(3b)     15,444      10,515        24,173        12,903
   Inventories                             7(5)      88,467      76,038        70,284        60,269
   Current portion of non-current assets                 59          --            59            --
   Other current assets                                   2           4             2             4
                                                    -------     -------       -------       -------
Total current assets                                236,228     164,717       195,249       132,970
                                                    -------     -------       -------       -------
Non-current assets
   Available-for-sale financial assets     7(6)       2,530       1,860         1,456           793
   Long-term equity investments            7(7)      22,686      30,361       104,691       115,624
   Fixed assets                            7(8)     247,803     231,590       199,411       179,669
   Oil and gas properties                  7(9)     326,328     270,496       231,921       191,866
   Construction in progress                7(11)    105,634      64,652        85,597        53,471
   Construction materials                  7(10)      6,927       8,664         5,455         7,614
   Fixed assets pending disposal                        287         279           282           249
   Intangible assets                       7(12)     20,022      16,127        16,356        12,233
   Long-term prepaid expenses              7(13)     12,028      11,194         9,924         9,210
   Deferred tax assets                     7(25a)    12,871      14,391         9,048         7,790
   Other non-current assets                             748         813            --            --
                                                    -------     -------       -------       -------
Total non-current assets                            757,864     650,427       664,141       578,519
                                                    -------     -------       -------       -------
TOTAL ASSETS                                        994,092     815,144       859,390       711,489
                                                    =======     =======       =======       =======

   The accompanying notes form an integral part of these financial statements.


-------------------------   -------------------------   ------------------------
  Chairman and President             Director            Chief Financial Officer
       Jiang Jiemin                Zhou Jiping                Zhou Mingchun

                           PETROCHINA COMPANY LIMITED
                  CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT
                          31 DECEMBER 2007 (CONTINUED)
              (All amounts in RMB millions unless otherwise stated)

                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
LIABILITIES AND                          2007           2006           2007           2006
SHAREHOLDERS' EQUITY         NOTES     THE GROUP      THE GROUP     THE COMPANY    THE COMPANY
--------------------         -----   ------------   ------------   ------------   ------------
Current liabilities
   Short-term borrowings     7(14)       18,734         15,156         17,898         10,612
   Notes payable             7(15)        1,143          1,045             --             --
   Accounts payable          7(16)      104,460         77,936         66,877         56,386
   Advances from customers   7(17)       12,433         11,590         10,443          8,977
   Employee compensation
      payable                7(18)       11,585         11,368         10,751          9,426
   Taxes payable             7(19)       22,808         24,174         13,793         19,630
   Interest payable                         173            200             61             67
   Dividends payable                         89             95             --             --
   Other payables            7(20)       17,849         18,367         46,582         45,044
   Provisions                7(21)          715            115             75             95
   Current portion of
      non-current
      liabilities            7(22)       11,652         20,407          9,029         16,998
   Other current
      liabilities                            13             12             --             --
                                       --------       --------        -------        -------
Total current liabilities               201,654        180,465        175,509        167,235
                                       --------       --------        -------        -------
Non-current liabilities
   Deferred income                           76             --             62             --
   Long-term borrowings      7(23)       35,305         30,401         29,044         24,165
   Debentures payable        7(24)        4,383          4,645          3,500          3,500
   Long-term payables                        57             50             56             50
   Grants payable                           774            737            710            679
   Provisions                7(21)       24,761         18,481         15,307         11,269
   Deferred tax
      liabilities            7(25b)      11,883         12,480          6,598          5,543
   Other non-current
      liabilities                           128            290            123            233
                                       --------       --------        -------        -------
Total non-current
   liabilities                           77,367         67,084         55,400         45,439
                                       --------       --------        -------        -------
Total liabilities                       279,021        247,549        230,909        212,674
                                       --------       --------        -------        -------
Shareholders' equity
   Share capital             7(26)      183,021        179,021        183,021        179,021
   Capital surplus           7(27)      122,192         59,797        125,848         63,348
   Surplus reserves          7(28)      102,696         89,928         91,596         78,828
   Undistributed profits     7(29)      270,544        213,255        228,016        177,618
   Currency translation
      differences                        (1,086)          (534)            --             --
                                       --------       --------        -------        -------
Equity attributable to
   equity holders of the
   Company                              677,367        541,467        628,481        498,815
                                       --------       --------        -------        -------
Minority interest            7(30)       37,704         26,128             --             --
                                       --------       --------        -------        -------
Total shareholders' equity              715,071        567,595        628,481        498,815
                                       --------       --------        -------        -------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                 994,092        815,144        859,390        711,489
                                       ========       ========        =======        =======

   The accompanying notes form an integral part of these financial statements.


-------------------------   -------------------------   ------------------------
  Chairman and President             Director            Chief Financial Officer
       Jiang Jiemin                Zhou Jiping                Zhou Mingchun

                           PETROCHINA COMPANY LIMITED
               CONSOLIDATED AND COMPANY INCOME STATEMENTS FOR THE
                          YEAR ENDED DECEMBER 31, 2007
              (All amounts in RMB millions unless otherwise stated)

                                                    2007       2006       2007       2006
                                                     THE        THE        THE        THE
ITEMS                                     NOTES     GROUP      GROUP     COMPANY    COMPANY
-----                                     -----   --------   --------   --------   --------
1. Operating income                       7(31)    835,037    688,978    595,734    505,632
Less: Cost of sales                       7(31)   (487,112)  (362,590)  (405,180)  (337,585)
      Tax and levies on operations        7(32)    (68,678)   (51,692)   (41,786)   (31,437)
      Selling expenses                             (41,345)   (35,050)   (33,293)   (27,133)
      General and administrative
         expenses                                  (49,324)   (44,429)   (35,044)   (32,252)
      Finance expenses                    7(33)     (2,869)    (1,322)    (1,331)      (687)
      Asset impairment losses             7(34)      1,948     (2,914)     1,529     (1,938)
Add:  Investment income                   7(35)      6,301      1,344     57,614     66,470
      Including: Share of profit of
         associates and jointly
         controlled entities                         6,283      1,253        673        478
                                                  --------   --------   --------   --------
2. Operating profit                                193,958    192,325    138,243    141,070
                                                  --------   --------   --------   --------
Add:  Non-operating income                7(36a)     3,098      1,645      2,179      1,665
Less: Non-operating expenses              7(36b)    (4,231)    (4,180)    (3,824)    (3,708)
      Including: Losses on disposal of
         non-current assets                         (1,576)    (1,962)    (1,358)    (1,404)
                                                  --------   --------   --------   --------
3. Profit before taxation                          192,825    189,790    136,598    139,027
                                                  --------   --------   --------   --------
Less: Taxation                            7(37)    (49,331)   (47,043)    (8,915)    (7,328)
                                                  --------   --------   --------   --------
4. Net profit                                      143,494    142,747    127,683    131,699
                                                  --------   --------   --------   --------
      Net profit attributable to
         equity holders of the Company             134,574    136,229    127,683    131,699
      Minority interest                              8,920      6,518         --         --
5. Earnings per share (based on Group's
      net profit attributable to equity
      holders of the Company)
      Basic earnings per share
      (RMB yuan)                          7(38)       0.75       0.76       0.71       0.74
      Diluted earnings per share
      (RMB yuan)                          7(38)       0.75       0.76       0.71       0.74
                                                  ========   ========   ========   ========

   The accompanying notes form an integral part of these financial statements.


---------------------------   -----------------------   ------------------------
   Chairman and President             Director           Chief Financial Officer
        Jiang Jiemin                Zhou Jiping               Zhou Mingchun

                           PETROCHINA COMPANY LIMITED
              CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS FOR THE
                          YEAR ENDED DECEMBER 31, 2007
              (All amounts in RMB millions unless otherwise stated)

                                                    2007       2006       2007       2006
                                                     THE        THE        THE        THE
ITEMS                                     NOTES     GROUP      GROUP     COMPANY    COMPANY
-----                                     -----   --------   --------   --------   --------
1. CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from sales of goods
      and rendering of services                    965,346    820,389    695,780    602,560
   Refund of taxes and levies                          960        728        854        595
   Cash received relating to other
      operating activities                             697        201      2,237      7,104
                                                  --------   --------   --------   --------
   SUB-TOTAL OF CASH INFLOWS                       967,003    821,318    698,871    610,259
                                                  --------   --------   --------   --------
   Cash paid for goods and services               (459,872)  (368,323)  (415,800)  (354,847)
   Cash paid to and on behalf of
      employees                                    (50,420)   (37,670)   (35,378)   (26,927)
   Payments of taxes and levies                   (188,367)  (156,416)   (92,248)   (64,418)
   Cash paid relating to other
      operating activities                7(39d)  (57,525)   (53,467)   (54,287)   (46,255)
                                                  --------   --------   --------   --------
   SUB-TOTAL OF CASH OUTFLOWS                     (756,184)  (615,876)  (597,713)  (492,447)
                                                  --------   --------   --------   --------
   NET CASH FLOWS FROM OPERATING
      ACTIVITIES                          7(39a)   210,819    205,442    101,158    117,812
                                                  --------   --------   --------   --------
2. CASH FLOWS FROM INVESTING ACTIVITIES
   Cash received from disposal of
      investments                                    7,927        407      1,389        296
   Consolidation of PetroKazakhstan
      Inc.                                7(7a)      1,542         --         --         --
   Deregistration of wholly owned
      subsidiaries to branches            6             --         --         32         --
   Cash received from returns on
      investments                                    3,425      4,092     67,561     68,417
   Net cash received from disposal of
      fixed assets, oil and gas
      properties, intangible assets and
      other long-term assets                         1,014        348        425        193
                                                  --------   --------   --------   --------
   SUB-TOTAL OF CASH INFLOWS                        13,908      4,847     69,407     68,906
                                                  --------   --------   --------   --------
   Cash paid to acquire fixed assets,
      oil and gas properties,
      intangible  assets and other long
      -term assets                                (180,692)  (139,167)  (137,395)  (113,690)
   Cash paid to acquire investments                (20,262)   (27,832)   (19,468)   (11,860)
      Including: Cash paid to purchase
         shares of listed subsidiaries     6          (149)    (4,095)      (149)    (4,095)
                                                  --------   --------   --------   --------
   SUB-TOTAL OF CASH OUTFLOWS                     (200,954)  (166,999)  (156,863)  (125,550)
                                                  --------   --------   --------   --------
   NET CASH FLOWS FROM INVESTING
      ACTIVITIES                                  (187,046)  (162,152)   (87,456)   (56,644)
                                                  --------   --------   --------   --------

                           PETROCHINA COMPANY LIMITED
              CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS FOR THE
                    YEAR ENDED DECEMBER 31, 2007 (CONTINUED)
              (All amounts in RMB millions unless otherwise stated)

                                                    2007       2006       2007       2006
                                                     THE        THE        THE        THE
ITEMS                                     NOTES     GROUP      GROUP     COMPANY    COMPANY
-----                                     -----   --------   --------   --------   --------
3. CASH FLOWS FROM FINANCING ACTIVITIES
   Cash received from capital
      contributions                                  1,349      1,492         --         --
      Including: Cash received from
         minority shareholders' capital
         contributions to subsidiaries               1,349      1,492         --         --
   Cash received from borrowings                    57,492     44,378     43,308     31,064
   Cash received from issuance of A
      shares                              7(26)     66,243         --     66,243         --
   Cash received relating to other
      financing activities                             427        260        407        148
                                                  --------   --------   --------   --------
   SUB-TOTAL OF CASH INFLOWS                       125,511     46,130    109,958     31,212
                                                  --------   --------   --------   --------
   Cash repayments of borrowings                   (57,098)   (45,925)   (38,782)   (31,343)
   Cash payments for interest expenses
      and distribution of dividends or
      profits                                      (74,821)   (75,323)   (69,199)   (71,761)
      Including: Subsidiaries' cash
         payments for distribution of
         dividends or profits to
         minority shareholders                      (6,150)    (3,033)        --         --
   Cash payments relating to other
      financing activities                            (470)      (260)      (376)       (61)
                                                  --------   --------   --------   --------
   SUB-TOTAL OF CASH OUTFLOWS                     (132,389)  (121,508)  (108,357)  (103,165)
                                                  --------   --------   --------   --------
   NET CASH FLOWS FROM FINANCING
      ACTIVITIES                                    (6,878)   (75,378)     1,601    (71,953)
                                                  --------   --------   --------   --------
4. EFFECT OF FOREIGN EXCHANGE RATE
   CHANGES ON CASH AND CASH
   EQUIVALENTS                                          40       (258)      --         --
                                                  --------   --------   --------   --------
5. NET INCREASE / (DECREASE) IN CASH
   AND CASH EQUIVALENTS                             16,935    (32,346)    15,303    (10,785)
                                                  --------   --------   --------   --------
      Add: Cash and cash equivalents at
         beginning of the year            7(39b)    48,559     80,905     45,029     55,814
                                                  --------   --------   --------   --------
6. CASH AND CASH EQUIVALENTS AT END OF
   THE YEAR                               7(39c)    65,494     48,559     60,332     45,029
                                                  ========   ========   ========   ========

   The accompanying notes form an integral part of these financial statements.


---------------------------   -----------------------   ------------------------
   Chairman and President            Director            Chief Financial Officer
        Jiang Jiemin                Zhou Jiping               Zhou Mingchun

                           PETROCHINA COMPANY LIMITED
            CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR
                             ENDED DECEMBER 31, 2007
              (All amounts in RMB millions unless otherwise stated)

                                                      SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE COMPANY
                                                   ------------------------------------------------------
                                                                                                CURRENCY                 TOTAL
                                                    SHARE   CAPITAL   SURPLUS  UNDISTRIBUTED  TRANSLATION  MINORITY  SHAREHOLDERS'
ITEMS                                       NOTES  CAPITAL  SURPLUS  RESERVES     PROFITS     DIFFERENCES  INTEREST      EQUITY
-----                                       -----  -------  -------  --------  -------------  -----------  --------  -------------
Balance at December 31, 2005                       179,021   72,276   76,573      164,065          --       25,020      516,955
                                                   -------  -------   ------      -------        ----       ------      -------
   First time adoption of Accounting
      Standards for Business Enterprises     14         --  (10,313)      --       (5,095)       (289)      (1,024)     (16,721)
                                                   -------  -------   ------      -------        ----       ------      -------
Balance at January 1, 2006                         179,021   61,963   76,573      158,970        (289)      23,996      500,234
                                                   -------  -------   ------      -------        ----       ------      -------
Changes in the year of 2006                             --   (2,166)  13,355       54,285        (245)       2,132       67,361
                                                   -------  -------   ------      -------        ----       ------      -------
   Net profit                                           --       --       --      136,229          --        6,518      142,747
                                                   -------  -------   ------      -------        ----       ------      -------
   Losses recognised directly in equity                 --   (2,166)      --           --        (245)      (2,878)      (5,289)
                                                   -------  -------   ------      -------        ----       ------      -------
      Currency translation differences                  --       --       --           --        (245)        (208)        (453)
      Purchase of minority interest
         in subsidiaries                      6         --   (2,166)      --           --          --       (2,569)      (4,735)
      Other                                             --       --       --           --          --         (101)        (101)
                                                   -------  -------   ------      -------        ----       ------      -------
   Sub-total                                            --   (2,166)      --      136,229        (245)       3,640      137,458
                                                   -------  -------   ------      -------        ----       ------      -------
   Shareholders' contribution and
      withdrawal                                        --       --       --           --          --        1,492        1,492
                                                   -------  -------   ------      -------        ----       ------      -------
      Capital contribution by shareholders              --       --       --           --          --        1,492        1,492
                                                   -------  -------   ------      -------        ----       ------      -------
   Profit distribution                                  --       --   13,355      (81,944)        --        (3,000)     (71,589)
                                                   -------  -------   ------      -------        ----       ------      -------
      Appropriation to surplus reserves                 --       --   13,355      (13,355)         --           --           --
      Distribution to shareholders                      --       --       --      (68,589)         --       (3,000)     (71,589)
                                                   -------  -------   ------      -------        ----       ------      -------
Balance at December 31, 2006                       179,021   59,797   89,928      213,255        (534)      26,128      567,595
                                                   =======  =======   ======      =======        ====       ======      =======
Balance at January 1, 2007                         179,021   59,797   89,928      213,255        (534)      26,128      567,595
                                                   -------  -------   ------      -------        ----       ------      -------
Changes in the year of 2007                          4,000   62,395   12,768       57,289        (552)      11,576      147,476
                                                   -------  -------   ------      -------        ----       ------      -------
   Net profit                                           --       --       --      134,574          --        8,920      143,494
                                                   -------  -------   ------      -------        ----       ------      -------
   Gains or losses recognised directly in
      equity                                            --      152       --          --         (552)        (708)      (1,108)
                                                   -------  -------   ------      -------        ----       ------      -------
      Currency translation differences                  --       --       --           --        (552)        (620)      (1,172)
      Purchase of minority interest
         in subsidiaries                      6         --     (109)      --           --          --          (69)        (178)
      Fair value changes of
         available-for-sale financial
         assets                                         --      261       --           --          --           --          261
      Other                                             --       --       --           --          --          (19)         (19)
                                                   -------  -------   ------      -------        ----       ------      -------
   Sub-total                                            --      152       --      134,574        (552)       8,212      142,386
                                                   -------  -------   ------      -------        ----       ------      -------
   Shareholders' contribution and
      withdrawal                                     4,000   62,243       --           --          --        9,508       75,751
                                                   -------  -------   ------      -------        ----       ------      -------

                           PETROCHINA COMPANY LIMITED
            CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR
                       ENDED DECEMBER 31, 2007 (CONTINUED)
              (All amounts in RMB millions unless otherwise stated)

                                                SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE COMPANY
                                       ------------------------------------------------------------------
                                                                                                CURRENCY                   TOTAL
                                                 SHARE   CAPITAL    SURPLUS   UNDISTRIBUTED   TRANSLATION   MINORITY   SHAREHOLDERS'
ITEMS                                  NOTES   CAPITAL   SURPLUS   RESERVES      PROFITS      DIFFERENCES   INTEREST      EQUITY
-----                                  -----   -------   -------   --------   -------------   -----------   --------   -------------
Capital contribution by shareholders
   - issuance of A shares              7(26)     4,000    62,243         --           --            --           --        66,243
Capital contribution by shareholders
   - other                                          --        --         --           --            --        1,349         1,349
Consolidation of PetroKazakhstan
   Inc                                 7(7a)        --        --         --           --            --        8,159         8,159
                                               -------   -------    -------      -------        ------       ------       -------
Profit distribution                                 --        --     12,768      (77,285)           --       (6,144)      (70,661)
                                               -------   -------    -------      -------        ------       ------       -------
   Appropriation to surplus reserves                --        --     12,768      (12,768)           --           --            --
   Distribution to shareholders                     --        --         --      (64,517)           --       (6,144)      (70,661)
                                               -------   -------    -------      -------        ------       ------       -------
Balance at December 31, 2007                   183,021   122,192    102,696      270,544        (1,086)      37,704       715,071
                                               =======   =======    =======      =======        ======       ======       =======

   The accompanying notes form an integral part of these financial statements.


----------------------            -----------            -----------------------
Chairman and President              Director             Chief Financial Officer
     Jiang Jiemin                 Zhou Jiping                 Zhou Mingchun

                           PETROCHINA COMPANY LIMITED
                 COMPANY STATEMENT OF CHANGES IN EQUITY FOR THE
                          YEAR ENDED DECEMBER 31, 2007
              (All amounts in RMB millions unless otherwise stated)

                                                                                                               TOTAL
                                                             SHARE    CAPITAL    SURPLUS   UNDISTRIBUTED   SHAREHOLDERS'
ITEMS                                               NOTES   CAPITAL   SURPLUS   RESERVES      PROFITS          EQUITY
-----                                               -----   -------   -------   --------   -------------   -------------
Balance at December 31, 2005                                179,021    72,276    65,473       175,165         491,935
                                                            -------   -------    ------       -------         -------
First time adoption of Accounting Standards
   for Business Enterprises                                      --    (8,928)       --       (47,302)        (56,230)
                                                            -------   -------    ------       -------         -------
Balance at January 1, 2006                                  179,021    63,348    65,473       127,863         435,705
                                                            -------   -------    ------       -------         -------
Changes in the year of 2006                                      --        --    13,355        49,755          63,110
                                                            -------   -------    ------       -------         -------
   Net profit                                                    --        --        --       131,699         131,699
                                                            -------   -------    ------       -------         -------
   Profit distribution                                           --        --    13,355       (81,944)        (68,589)
                                                            -------   -------    ------       -------         -------
      Appropriation to surplus reserves                          --        --    13,355       (13,355)             --
      Distribution to shareholders                               --        --        --       (68,589)        (68,589)
                                                            -------   -------    ------       -------         -------
Balance at December 31, 2006                                179,021    63,348    78,828       177,618         498,815
                                                            =======   =======    ======       =======         =======
Balance at January 1, 2007                                  179,021    63,348    78,828       177,618         498,815
                                                            -------   -------    ------       -------         -------
Changes in the year of 2007                                   4,000    62,500    12,768        50,398         129,666
                                                            -------   -------    ------       -------         -------
   Net profit                                                    --        --        --       127,683         127,683
                                                            -------   -------    ------       -------         -------
   Gains recognised directly in equity                           --       257        --            --             257
                                                            -------   -------    ------       -------         -------
      Currency translation differences related to
         investment in associates and jointly
         controlled entities                                     --        (3)       --            --              (3)
      Fair value changes of available-for-sale
         financial assets                                        --       260        --            --             260
                                                            -------   -------    ------       -------         -------
   Sub-total                                                     --       257        --       127,683         127,940
                                                            -------   -------    ------       -------         -------
   Shareholders' contribution and withdrawal        7(26)     4,000    62,243        --            --          66,243
                                                            -------   -------    ------       -------         -------
      Capital contribution by shareholders -
         issuance of A shares                                 4,000    62,243        --            --          66,243
                                                            -------   -------    ------       -------         -------
   Profit distribution                                           --        --    12,768       (77,285)        (64,517)
                                                            -------   -------    ------       -------         -------
      Appropriation to surplus reserves                          --        --    12,768       (12,768)             --
      Distribution to shareholders                               --        --        --       (64,517)        (64,517)
                                                            -------   -------    ------       -------         -------
Balance at December 31, 2007                                183,021   125,848    91,596       228,016         628,481
                                                            =======   =======    ======       =======         =======

   The accompanying notes form an integral part of these financial statements.


----------------------            -----------            -----------------------
Chairman and President              Director             Chief Financial Officer
     Jiang Jiemin                 Zhou Jiping                 Zhou Mingchun

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

1 COMPANY BACKGROUND

     PetroChina Company Limited (the "Company") was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation ("CNPC") as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 "Reply on the approval of the establishment of PetroChina Company Limited" from the State Economic and Trade Commission of the People's Republic of China (the "China" or "PRC"). CNPC restructured ("the Restructuring") and injected its core business in exploration, development, production and sale of crude oil and natural gas, refining and marketing of petroleum products, production and sale of chemicals and research and development activities, and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the "Group".

     The Group is principally engaged in: the exploration, development, production and sale of crude oil and natural gas, the refining and marketing of the petroleum products, the production and sale of chemicals, etc.. The principal subsidiaries of the Group are listed in Note 6.

     The financial statements were approved by the Board of Directors on March 19, 2008.

2 BASIS OF PREPARATION

     On January 1, 2007 the Group adopted the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by Ministry of Finance (the "MOF") on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the "Accounting Standard for Business Enterprises", "China Accounting Standards" or "CAS"). The financial statements of the Group for the year ended December 31, 2007 are the first set of annual financial statements prepared in accordance with CAS.

     The Company is an H shares listed company which, up to December 31, 2006, used to prepare its consolidated financial statements in accordance with both the "Accounting System for Business Enterprises" issued on December 29, 2000 and the Accounting Standards for Business Enterprises and other regulations applicable that were issued before February 15, 2006 (the "old CAS") in China and the International Financial Reporting Standards ("IFRS"). According to the related regulations in CAS "Interpretation No.1", the comparative figures in respect of 2006 were retrospectively adjusted and restated to reflect these adjustments according to the differences between CAS and the old CAS, in addition to the retrospective adjustments required by article 5 to 19 of CAS 38 "Initial Implementation of Accounting Standards for Business Enterprises".

     The main retrospective adjustments include:

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     - Equity investment differences arising from a business combination under common control and other credit equity investment differences of long-term equity investments under equity method were written off.

     - Goodwill arising from a business combination under common control was written off.

     - Recognition of deferred tax assets and liabilities related to the temporary differences between the carrying amount of assets or liabilities and their tax bases, and the deductible loss and tax credits that can be carried forward.

     - Long-term equity investments in subsidiaries are retrospectively adjusted in the company's separate financial statements as if the subsidiaries have been accounted for at cost from the initial recognition.

     The reconciliation between the beginning and ending balances of the consolidated shareholders' equity and the consolidated net profit for the year ended December 31, 2006 under the old CAS and CAS is set out in Note 14.

3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

     The consolidated and the company's financial statements for the year ended December 31, 2007 truly and completely present the financial position of the Group and the Company as of December 31, 2007 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

     (1) ACCOUNTING PERIOD

     The accounting period of the Group starts on January 1 and ends on December 31.

     (2) RECORDING CURRENCY

     The recording currency of the Company and most of its subsidiaries is Renminbi ("RMB"). The Group's consolidated financial statements are presented in RMB.

     (3) FOREIGN CURRENCY TRANSLATION

     (a) Foreign currency transactions

     Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.

     Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (b) Translation of financial statements represented in foreign currency

     Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the dates of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the average exchange rates for the year. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.

     (4) CASH AND CASH EQUIVALENTS

     In the cash flow statement, cash refers to all cash on hand and deposit held at call with banks. Cash equivalents refer to short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

     (5) FINANCIAL ASSETS

     Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss; loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group's intention and the ability to hold the financial assets. The Group only holds loans and receivables and available-for-sale financial assets during the reporting period.

     (a) Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.

     (b) Available-for-sale financial assets

     Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

     (c) Recognition and measurement

     Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of loans and receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.

     Available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

and whose fair value cannot be reliably measured are carried at cost. Loans and receivables are stated at amortised costs using the effective interest method.

     Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.

     (d) Impairment of financial assets

     The Group assesses the carrying amount of financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.

     If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flow (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.

     When there is significant or nontemporary decline in the fair value of an available-for-sale financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in income statement. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised in a subsequent period, if its fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised in the income statement, the impairment losses shall be reversed and directly recognised in equity. The impairment losses for an investment in an equity instrument that do not have quoted market prices in active markets and whose fair value cannot be reliably measured shall not be reversed even if the value of such instruments have been recovered in a subsequent period.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (6) INVENTORIES

     Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.

     Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials which are expensed off in full when utilised.

     Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.

     The Group adopts perpetual inventory system.

     (7) LONG-TERM EQUITY INVESTMENTS

     Long-term equity investments comprise the Company's equity investments in subsidiaries, and the Group's equity investments in jointly controlled entities and associates.

     (a) Subsidiaries

     Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.

     Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period which are limited to the accumulated profits of the investee arising after the investment was made. The cash dividends or profit distributions received in excess of such amounts are recorded as a recovery of investment.

     A listing of the Group's principal subsidiaries is set out in Note 6.

     (b) Jointly controlled entities and associates

     Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.

     The investments in jointly controlled entities and associates are initially recognised at cost and are subsequently accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee's net identifiable assets is included in the initial cost of the investment; While the excess of the share of the fair value of the investee's net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     Under the equity method accounting, the Group's share of its associates' post-acquisition profits or losses is recognised in the income statement. When the Group's share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee' owner's equity other than profit or loss should be proportionately recognised in the Group's capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee's profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-group transactions between the Group and its investees are eliminated to the extent of the Group's interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.

     A listing of the Group's principal jointly controlled entities and associates is set out in Note 7(7a).

     (c) Impairment losses of long-term equity investment

     The carrying amount of long-term equity investment is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(14)).

     (8) FIXED ASSETS

     Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

     Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.

     Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.

     The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

                                                   ESTIMATED RESIDUAL   ANNUAL DEPRECIATION
                          ESTIMATED USEFUL LIVES      VALUE RATIO%             RATES%
                          ----------------------   ------------------   -------------------
Buildings                      8 to 40 years                  5              2.4 to 11.9
Equipment and Machinery        4 to 30 years             3 to 5              3.2 to 24.3
Motor Vehicles                 7 to 14 years                  5              6.8 to 13.6
Other                          5 to 12 years                  5              7.9 to 19.0

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at each balance sheet date.

     An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its recoverable amount (Note 4(14)).

     The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.

     (9) OIL AND GAS PROPERTIES

     Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.

     The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.

     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.

     Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.

     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.

     Oil and gas properties are depleted using the straight-line method based on their costs less estimated residual values over their estimated useful lives except for the mineral interests in unproved properties which are not subjected to depletion. For those oil and gas properties being provided for impairment loss, the related depletion charge is determined based on the carrying amounts less impairment over their remaining useful lives. The estimated useful lives, estimated residual value ratios and annual depletion rates are as follows:

                           ESTIMATED     ESTIMATED RESIDUAL   ANNUAL DEPLETION
                          USEFUL LIVES      VALUE RATIO%           RATES%
                         -------------   ------------------   -----------------
Oil and gas properties   6 to 14 years           --              7.1 to 16.7

     The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(14)).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (10) CONSTRUCTION IN PROGRESS

     Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in the income statement. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

     The carrying amount of construction in progress is reduced to its recoverable amount when its recoverable amount is lower than its carrying amount (Note 4(14)).

     (11) INTANGIBLE ASSETS

     Intangible assets include land use rights and patents, and are initially recorded at actual cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.

     Land use rights obtained through payments of land use fee or acquired are initially recorded at actual cost. The land use rights obtained through the Restructuring in 1999 were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets. Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.

     Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method less than 10 years generally.

     The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(14)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.

     (12) RESEARCH AND DEVELOPMENT

     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

     (13) LONG-TERM PREPAID EXPENSES

     Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

     (14) IMPAIRMENT OF ASSETS

     Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.

     The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.

     Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (15) BORROWING COSTS

     Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

     (16) BORROWINGS

     Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using the effective interest method. The borrowings are classified as short-term borrowings if they need to be repaid within 12 months (12 months included) of the balance sheet date, and the others are classified as long-term borrowings.

     (17) EMPLOYEE COMPENSATION

     Employee compensation includes wages, bonuses, allowances and subsidies, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.

     Employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.

     Compensation under the share appreciation right is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in liabilities recorded in the income statement.

     (18) PROVISIONS

     Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

     Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flow. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.

     If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.

     (19) DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

     Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.

     Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

     Deferred tax assets and liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

     (20) REVENUE RECOGNITION

     The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, rebates, discounts and returns.

     Revenue is recognised when specific criteria have been met for each of the Group's activities as described below:

     (a) Sales of goods

     Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.

     (b) Rendering of services

     The Group recognises its revenue from rendering of services under the percentage-of-completion (the "POC") method. Under the POC method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.

     (c) Transfer of the assets use rights

     Interest income is recognised on a time-proportion basis using the effective interest method.

     Revenue from operating lease is recognised using the straight-line method over the period of the lease.

    (21) LEASES

    Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease, and other leases are classified as operating leases.

    Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

    (22) DIVIDEND DISTRIBUTION

    Dividend distribution is recognised as a liability in the period in which it is approved by the shareholders.

    (23) BUSINESS COMBINATION

    (a) Business combination under common control

    The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.

    Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.

    (b) Business combination not under common control

    The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer's interest in the fair value of the acquirer's identifiable net assets, the difference is recognised directly in the income statement.

    Costs which are directly attributable to the business combination are included in the cost of the combination.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (24) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

     The scope of consolidated financial statements includes the Company and its subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders' equity of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders' equity in the consolidated balance sheet.

     When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company's accounting policies and accounting periods.

     The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements. The assets, liabilities, operating result and cash flow of the subsidiaries acquired from the business combination under common control are included in the consolidated financial statements from the beginning of the earliest period of the reporting period, as if the business combination occurred at that point.

     (25) SEGMENT REPORTING

     A business segment is a distinguishable component of the Group that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

     The Group uses the business segment as the primary reporting format and the geographical segment as the secondary reporting format. The prices for inter-segment transfers or transactions are determined according to the market prices. Expenses related to the usage of the assets that are jointly used by all segments are allocated to segments basing on the proportion of the revenues of each segment.

     (26) CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

     (a) Estimation of oil and natural gas reserves

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     Oil and natural gas reserves are key factors in the Group's investment decision-making process. They are also an important element in testing for impairment. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.

     (b) Estimated impairment of fixed assets and oil and gas properties

     Fixed assets and oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the pricing regulations will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying values of the related production assets. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

     (c) Estimation of assets retirement obligations

     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

5 TAXATION

     The principal taxes and related tax rates of the Group are presented as below:

TYPES OF TAXES                            TAX RATE    TAX BASIS
--------------                          -----------   ---------
Value-Added Tax                         13% or 17%    Based on taxable value added amount. Tax payable
(the "VAT")                                           is calculated using the taxable sales amount multiplied
                                                      by the applicable tax rate less current period's deductible VAT input.

Resource Tax                            Based on      From July 1, 2005, the rate for crude oil increased from RMB 8-30
                                        quantities    yuan per ton to RMB 14 -30 yuan per ton, the rate for natural gas increased from RMB 2-15 yuan per thousand of cubic meter to RMB
                                                      7-15 yuan per thousand of cubic meter.

Business Tax                            3%            Based on income generated from transportation of crude oil and natural gas.

Consumption Tax                         Based on      RMB 0.2 yuan per litre for unleaded gasoline, RMB 0.28 yuan per
                                        quantities    litre for leaded gasoline, RMB 0.1 yuan per litre for diesel.
                                                      From April 1, 2006, this tax was imposed on naphtha, solvent oil and lubricant at RMB 0.2 yuan per litre and fuel oil at RMB 0.1 yuan per litre, and temporarily 30% of the tax is payable.

Corporate Income Tax                    33%           Based on taxable income.

Mineral Resources Compensation Fee      1%            Based on the revenue from sales of crude oil and natural gas.

Crude Oil Special Levy                  20% to 40%    Base on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax   1%,5% or 7%   Based on the actual paid business tax, VAT and consumption tax.

     On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Group is reduced to 25% from January 1, 2008, replacing the previously applicable tax rate of 33%.

     In accordance with the regulations by the State Administration of Taxation (the "SAT") Guo Shui Han [2007] No. 434 "Supplemental Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited", Guo Shui Han [2004] No. 1072 "Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited" and Guo Shui Han [2001] No. 434 "Supplemental Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited"), the Company and its affiliates included under this consolidated basis pay income taxes with a method of "uniform calculation, hierarchical management, on-site prepayment and centralized settlement".

     In accordance with the SAT Guo Shui Fa [2002] No. 47 "Notice of the SAT on the Detailed Implementation Opinions of Fulfilling the Tax Policies related to the Great Development of the Western China". Some branches of the Company got the approval for the preferential tax rate of 15% in 2002 and valid until 2010.

     In accordance with the MOF and the SAT Cai Shui [2004] No. 153 "Notice of the MOF and the SAT on Corporate Income Tax Preferential Policies for Reviving the Northeast old

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

Industry Base of China" and Cai Shui [2005] No. 17 "Notice of the MOF and the SAT on Basis of Asset Depreciation and Amortisation in the Northeast Old Industry Base of China", some branches and subsidiaries of the Company can shorten depreciation and amortisation periods of fixed assets and intangible assets for no more than 40% based on the remained deprecation and amortisation periods according to current regulations.

     In accordance with Cai Shui [2004] No. 156 "Notice of the MOF and the SAT on the Issues related to the expanding the deduction scope of VAT in the Northeast Area of China", some branches and subsidiaries of the Company deduct the input VAT included in the purchased fixed assets, goods of taxable services for self-manufacturing of fixed assets and transportation expenses paid for fixed assets against the VAT incurred in current year. The unused input VAT for the year can be carried forward to the following years if there is no VAT incurred or the VAT incurred is not sufficient.

     In accordance with Cai Shui [2002] No. 111 "Notice of the MOF and the SAT on Tax Policy related to the West-East Project", the application tax rate for the West-East pipeline branch of the Company is 15%. The branch was exempted from corporate income tax in the first and second years from 2005, the first profit-making year, and allowed a 50% reduction from the third to fifth years.

6 PRINCIPAL SUBSIDIARIES

                                                                         ATTRIBUTABLE       ATTRIBUTABLE
                                                                      EQUITY INTEREST %    VOTING RIGHTS %
                         COUNTRY OF    REGISTERED      PRINCIPAL      -----------------   -----------------
    COMPANY NAME       INCORPORATION     CAPITAL       ACTIVITIES     DIRECT   INDIRECT   DIRECT   INDIRECT
    ------------       -------------   ----------   ---------------   ------   --------   ------   --------
Daqing Oilfield               PRC         47,500    Exploration,      100.00         --   100.00        --
Company Limited                                     production and
                                                    sale of crude
                                                    oil and natural
                                                    gas; production
                                                    and sale of
                                                    refined products

CNPC Exploration              PRC            100    Exploration and    50.00         --    57.14        --
and Development                                     production and
Company Limited                                     sale of crude
                                                    oil and natural
                                                    gas outside of
                                                    the PRC

Daqing Yu Shu Lin             PRC          1,272    Exploration,          --     88.16        --     88.16
Oilfield Company                                    production and
Limited                                             sale of crude
                                                    oil and natural
                                                    gas

PetroKazakhstan Inc.       Canada      US Dollar    Exploration,          --     67.00        --     67.00
("PKZ")                                    2,465    production and
                                         million    sale of crude
                                                    oil and natural
                                                    gas outside of
                                                    the PRC

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                            (All amounts in RMB millions unless otherwise stated

     Pursuant to the resolutions passed at the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire and complete the acquisition of all of the outstanding shares from the minority shareholders of the following entities of the Company.

                                                                               PERCENTAGE
                                                                                   OF
                                PURCHASE                                     SHAREHOLDINGS
                   NUMBER OF      PRICE                        TOTAL CASH      AFTER THE
                  OUTSTANDING      PER        NUMBER OF      CONSIDERATION   ACQUISITION
  ENTITY NAME        SHARES       SHARE    SHARES ACQUIRED        PAID             %
  -----------     -----------   --------   ---------------   -------------   -------------
Jinzhou           150,000,000   RMB        150,000,000       RMB 638 as of   100.00          JCPL was delisted from
PetroChemical     A shares      4.25       A shares as of    December 31,                    the Shenzhen Stock
Company Limited                 yuan       June 30, 2007     2007                            Exchange on January 4,
("JCPL")                        per A                                                        2006.
                                share
                                                                                             In November 2007, the
                                                                                             Liaoning Administration
                                                                                             for Industry and Commerce
                                                                                             approved JCPL's
                                                                                             deregistration as an
                                                                                             incorporated company.

Jilin Chemical    200,000,000   RMB        200,000,000       RMB 3,862 as    100.00          JCIC was delisted from
Industrial        A shares      5.25       A shares as of    of December                     the Shenzhen Stock
Company Limited                 yuan       December 31,      31, 2007                        Exchange on February
("JCIC")                        per A      2007                                              20, 2006.
                                share

                  964,778,000   Hong       964,778,000                                       JCIC was delisted from
                  H shares      Kong       H shares                                          the Stock Exchange of
                  (including    Dollar     (including                                        Hong Kong Limited and
                  American      ("HKD")    ADS) as of                                        the New York Stock
                  Depositary    2.80       December 31,                                      Exchange on January
                  Shares)       per H      2007                                              23, 2006 and February
                  ("ADS")       share                                                        15, 2006,
                                                                                             respectively.

                                                                                             In December 2007, the
                                                                                             Jilin Administration
                                                                                             for Industry and
                                                                                             Commerce approved
                                                                                             JCIC's deregistration
                                                                                             as an incorporated
                                                                                             company.

Liaohe Jinma      200,000,000   RMB        200,000,000 A     RMB 1,763 as    100.00          LJOCL was delisted
Oilfield          A shares      8.80       shares as of      of December                     from the Shenzhen
Company Limited                 yuan       June 30, 2007     31, 2007                        Stock Exchange on
("LJOCL")                       per A                                                        January 4, 2006.
                                share
                                                                                             In May 2007, the
                                                                                             Liaoning
                                                                                             Administration for
                                                                                             Industry and Commerce
                                                                                             approved LJOCL's
                                                                                             deregistration as an
                                                                                             incorporated company.

     The excess of the cost of purchase over the carrying value of the underlying assets and liabilities of the above non-wholly owned principal subsidiaries and other non-wholly subsidiaries acquired was recorded in equity, and this amounted to RMB 109 for the year ended December 31, 2007 (2006: RMB 2,166).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                            (All amounts in RMB millions unless otherwise stated

7 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (1) CASH AT BANK AND ON HAND

                      DECEMBER 31, 2007    DECEMBER 31, 2006
                      -----------------    -----------------
Cash on hand                   149                   59
Cash at bank                88,344               53,987
Other cash balances             96                   24
                            ------               ------
                            88,589               54,070
                            ======               ======

     The Group's cash at bank and on hand include the following foreign currencies as at December 31, 2007:

                                FOREIGN   EXCHANGE       RMB
                               CURRENCY     RATE     EQUIVALENT
                               --------   --------   ----------
United States Dollar ("USD")     1,678     7.3046      12,257
Other                                                      81
                                                       ------
                                                       12,338
                                                       ======

     The Group's cash at bank and on hand included the following foreign currencies as at December 31, 2006:

                                FOREIGN   EXCHANGE       RMB
                               CURRENCY     RATE     EQUIVALENT
                               --------   --------   ----------
USD                              1,164     7.8087       9,089
HKD                                 17     1.0047          17
Other                                                     292
                                                        -----
                                                        9,398
                                                        =====

     As at December 31, 2007, time deposit of USD 450 million (2006: USD 40 million) is pledged as collateral for its subsidiaries' long-term borrowings of USD 450 million (2006: USD 40 million) (Note 7(23)); and time deposit of USD 240 million (2006: USD 280 million) is pledged as collateral for its associates' borrowings.

     (2) NOTES RECEIVABLE

     Notes receivable represent mainly bank acceptance bill received for sales of goods and products.

     As at December 31, 2007, notes receivable of RMB 300 is impawned for the Group's short-term borrowings of RMB 300 (2006: Nil) (Note7 (14)). All notes receivable of the Group other than the above-mentioned notes receivable are unsecured, and all notes receivable of the Group are due within one year.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                            (All amounts in RMB millions unless otherwise stated

     (3) ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

     (a) Accounts receivable

                                                  GROUP
                               ------------------------------------------
                               DECEMBER                          DECEMBER
                               31, 2006   Addition   Reduction   31, 2007
                               --------   --------   ---------   --------
Accounts receivable             11,745                            21,298
Less: Specific provision for
   bad debts                    (3,257)     (49)        427       (2,879)
                                ------      ---         ---       ------
                                 8,488                            18,419
                                ======                            ======

                                                 COMPANY
                               ------------------------------------------
                               DECEMBER                          DECEMBER
                               31, 2006   Addition   Reduction   31, 2007
                               --------   --------   ---------   --------
Accounts receivable              3,189                             4,785
Less: Specific provision for
   bad debts                    (2,606)     (433)       385       (2,654)
                                ------      ----        ---       ------
                                   583                             2,131
                                ======                            ======

     The aging of accounts receivable and related provision for bad debts are analysed as follows:

                                              GROUP
                -----------------------------------------------------------------
                       DECEMBER 31, 2007                 DECEMBER 31, 2006
                -------------------------------   -------------------------------
                         PERCENTAGE   PROVISION            PERCENTAGE   PROVISION
                          OF TOTAL       FOR                OF TOTAL       FOR
                AMOUNT    BALANCE %   BAD DEBTS   AMOUNT    BALANCE %   BAD DEBTS
                ------   ----------   ---------   ------   ----------   ---------
Within 1 year   18,260       86            (1)     8,299       71            --
1 to 2 years        39       --            --        33        --            (3)
2 to 3 years        32       --            (1)        59       --           (36)
Over 3 years     2,967       14        (2,877)     3,354       29        (3,218)
                ------      ---        ------     ------      ---        -------
                21,298      100        (2,879)    11,745      100        (3,257)
                ======      ===        ======     ======      ===        ======

                                             COMPANY
                -----------------------------------------------------------------
                       DECEMBER 31, 2007                 DECEMBER 31, 2006
                -------------------------------   -------------------------------
                         PERCENTAGE   PROVISION            PERCENTAGE   PROVISION
                          OF TOTAL       FOR                OF TOTAL       FOR
                AMOUNT    BALANCE %   BAD DEBTS   AMOUNT    BALANCE %   BAD DEBTS
                ------   ----------   ---------   ------   ----------   ---------
Within 1 year    2,025       42            (1)       441       14            --
1 to 2 years        22       --            --         32        1           (17)
2 to 3 years        31        1            --         37        1           (32)
Over 3 years     2,707       57        (2,653)     2,679       84        (2,557)
                 -----      ---        ------      -----      ---        ------
                 4,785      100        (2,654)     3,189      100        (2,606)
                 =====      ===        ======      =====      ===        ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                            (All amounts in RMB millions unless otherwise stated

     Accounts receivable from shareholders who hold 5% or more of the voting rights in the Company are as follows:

                                                            GROUP
                                            -------------------------------------
                                            DECEMBER 31, 2007   DECEMBER 31, 2006
                                            -----------------   -----------------
Receivable from CNPC and its subsidiaries         3,796                599
                                                  =====                ===

                                                           COMPANY
                                            -------------------------------------
                                            DECEMBER 31, 2007   DECEMBER 31, 2006
                                            -----------------   -----------------
Receivable from CNPC and its subsidiaries          415                 468
                                                   ===                 ===

     As of December 31, 2007, the five largest debtors of accounts receivable of the Group amounted to RMB 7,878, representing 37% of total accounts receivable; the five largest debtors of accounts receivable of the Company amounted to RMB 1,354, representing 28% of total accounts receivable.

     During the years ended December 31, 2007 and 2006, the Group had no significant write off of the provision for bad debts of accounts receivable.

     The balances include accounts receivable denominated in the following foreign currency:

              DECEMBER 31, 2007                  DECEMBER 31, 2006
      --------------------------------   --------------------------------
       FOREIGN   EXCHANGE      RMB        FOREIGN   EXCHANGE       RMB
      CURRENCY     RATE     EQUIVALENT   CURRENCY     RATE     EQUIVALENT
      --------   --------   ----------   --------   --------   ----------
USD      685      7.3046       5,005        201      7.8087       1,570
                               -----                              -----
                               5,005                              1,570
                               =====                              =====

     (b) Other receivables

                                                  GROUP
                               ------------------------------------------
                               DECEMBER                          DECEMBER
                               31, 2006   Addition   Reduction   31, 2007
                               --------   --------   ---------   --------
Other receivables               17,021                            19,495
Less: Specific provision for
   bad debts                    (6,506)     (41)       2,496      (4,051)
                                ------      ---        -----      ------
                                10,515                            15,444
                                ======                            ======

                                                 COMPANY
                               ------------------------------------------
                               DECEMBER                          DECEMBER
                               31, 2006   Addition   Reduction   31, 2007
                               --------   --------   ---------   --------
Other receivables               16,863                            26,266
Less: Specific provision for
   bad debts                    (3,960)     (83)       1,950      (2,093)
                                ------      ---        -----      ------
                                12,903                            24,173
                                ======                            ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                            (All amounts in RMB millions unless otherwise stated

     The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

                                              GROUP
                -----------------------------------------------------------------
                       DECEMBER 31, 2007                 DECEMBER 31, 2006
                -------------------------------   -------------------------------
                         PERCENTAGE   PROVISION            PERCENTAGE   PROVISION
                          OF TOTAL       FOR                OF TOTAL       FOR
                AMOUNT    BALANCE %   BAD DEBTS   AMOUNT    BALANCE %   BAD DEBTS
                ------   ----------   ---------   ------   ----------   ---------
Within 1 year   12,751       65            --      9,068       53            (5)
1 to 2 years     2,316       12            (5)       391        2            (4)
2 to 3 years       111        1            (5)       103        1           (15)
Over 3 years     4,317       22        (4,041)     7,459       44        (6,482)
                ------      ---        ------     ------      ---        ------
                19,495      100        (4,051)    17,021      100        (6,506)
                ======      ===        ======     ======      ===        ======

                                             COMPANY
                -----------------------------------------------------------------
                       DECEMBER 31, 2007                 DECEMBER 31, 2006
                -------------------------------   -------------------------------
                         PERCENTAGE   PROVISION            PERCENTAGE   PROVISION
                          OF TOTAL       FOR                OF TOTAL       FOR
                AMOUNT    BALANCE %   BAD DEBTS   AMOUNT    BALANCE %   BAD DEBTS
                ------   ----------   ---------   ------   ----------   ---------
Within 1 year   15,962       61            --     11,714       69            (5)
1 to 2 years     7,939       30            (4)       258        2            (3)
2 to 3 years        46       --            (5)        49       --           (14)
Over 3 years     2,319        9        (2,084)     4,842       29        (3,938)
                ------      ---        ------     ------      ---        ------
                26,266      100        (2,093)    16,863      100        (3,960)
                ======      ===        ======     ======      ===        ======

     Other receivables from shareholders who hold 5% or more of the voting rights in the Company are as follows:

                                                            GROUP
                                            -------------------------------------
                                            DECEMBER 31, 2007   DECEMBER 31, 2006
                                            -----------------   -----------------
Receivable from CNPC and its subsidiaries         2,351               2,797
                                                  =====               =====

                                                           COMPANY
                                            -------------------------------------
                                            DECEMBER 31, 2007   DECEMBER 31, 2006
                                            -----------------   -----------------
Receivable from CNPC and its subsidiaries          141                2,713
                                                   ===                =====

     As of December 31, 2007, the five largest debtors of other receivables of the Group amounted to RMB 5,386, representing 28% of total other receivables; the five largest debtors of other receivables of the Company amounted to RMB 18,057, representing 69% of total other receivables.

     During the years ended December 31, 2007 and 2006, the Group had no significant write off of the provision for bad debts of other receivables.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     The balances include other receivables denominated in the following foreign currencies:

                DECEMBER 31, 2007                  DECEMBER 31, 2006
        --------------------------------   --------------------------------
         FOREIGN   EXCHANGE       RMB       FOREIGN   EXCHANGE       RMB
        CURRENCY     RATE     EQUIVALENT   CURRENCY     RATE     EQUIVALENT
        --------   --------   ----------   --------   --------   ----------
USD          53     7.3046         386         67      7.8087        522
Tenge    16,425     0.0607         997        390      0.0615         24
                                 -----                               ---
                                 1,383                               546
                                 =====                               ===

     (4) ADVANCES TO SUPPLIERS

                                   DECEMBER                          DECEMBER
                                   31, 2006   Addition   Reduction   31, 2007
                                   --------   --------   ---------   --------
Advances to suppliers               12,664                            20,414
                                    ------                            ------
Less: Specific provision for bad
   debts                                --      (30)          2          (28)
                                    ------      ---         ---       ------
                                    12,664                            20,386
                                    ======                            ======

     During the years ended December 31, 2007 and 2006, advances to suppliers of the Group are mainly aged within one year.

     Advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company are as follows:

                                                       DECEMBER 31, 2007   DECEMBER 31, 2006
                                                       -----------------   -----------------
Advances to suppliers from CNPC and its subsidiaries         7,984               4,619
                                                             =====               =====

     Advances to suppliers as of December 31, 2007, mainly comprise of advance payments for materials and equipments in-transit, and are not settled.

     The balances include advances to suppliers denominated in the following foreign currencies:

                DECEMBER 31, 2007                  DECEMBER 31, 2006
        --------------------------------   --------------------------------
         FOREIGN   EXCHANGE       RMB       FOREIGN   EXCHANGE       RMB
        CURRENCY     RATE     EQUIVALENT   CURRENCY     RATE     EQUIVALENT
        --------   --------   ----------   --------   --------   ----------
USD          23     7.3046         171          85     7.8087         667
Tenge    13,690     0.0607         831      11,984     0.0615         737
                                 -----                              -----
                                 1,002                              1,404
                                 =====                              =====

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (5) INVENTORIES

                                    DECEMBER                          DECEMBER
                                    31, 2006   ADDITION   REDUCTION   31, 2007
                                    --------   --------   ---------   --------
Cost
Crude oil and other raw materials    24,143                              30,308
Work in progress                      5,493                               6,083
Finished goods                       47,263                              52,791
Turnover materials                       41                                  32
                                     ------                              ------
                                     76,940                              89,214
                                     ------                              ------
Less: Provision for declines in
   the value of inventories
Crude oil and other raw materials      (578)      (52)       115           (515)
Work in progress                         (2)       (2)        --             (4)
Finished goods                         (319)      (99)       193           (225)
Turnover materials                       (3)       --         --             (3)
                                     ------      ----        ---         ------
                                       (902)     (153)       308           (747)
                                     ------      ----        ---         ------
Net book value                       76,038                              88,467
                                     ======                              ======

     As at December 31, 2007, inventories of RMB 29 are impawned as collateral for the Group's short-term borrowings of RMB 20 (Note 7(14)).

     (6) AVAILABLE-FOR-SALE FINANCIAL ASSETS

                                    DECEMBER                          DECEMBER
                                    31, 2006   ADDITION   REDUCTION   31, 2007
                                    --------   --------   ---------   --------
Available-for-sale debenture            63         19        (65)         17
Available-for-sale equity
   instrument                        2,539        871       (344)      3,066
                                     -----        ---       ----       -----
                                     2,602        890       (409)      3,083
Less: Provision for impairment        (742)        --        189        (553)
                                     -----        ---       ----       -----
                                     1,860        890       (220)      2,530
                                     =====        ===       ====       =====

     (7) LONG-TERM EQUITY INVESTMENTS

                                                      GROUP
                                    ------------------------------------------
                                    DECEMBER                          DECEMBER
                                    31, 2006   ADDITION   REDUCTION   31, 2007
                                    --------   --------   ---------   --------
Associates and jointly
   controlled entities (a)           30,511     21,954     (29,624)    22,841
                                     ------     ------     -------     ------
Less: Provision for impairment (b)     (150)       (33)         28       (155)
                                     ------     ------     -------     ------
                                     30,361     21,921     (29,596)    22,686
                                     ------     ------     -------     ------

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

                                                      COMPANY
                                    ------------------------------------------
                                    DECEMBER                          DECEMBER
                                    31, 2006   ADDITION   REDUCTION   31, 2007
                                    --------   --------   ---------   --------
Subsidiaries (c)                    110,136     4,981      (15,134)    99,983
Associates and jointly controlled
   entities                           5,636       959       (1,732)     4,863
                                    -------     -----      -------    -------
Less: Provision for impairment         (148)      (28)          21       (155)
                                    -------     -----      -------    -------
                                    115,624     5,912      (16,845)   104,691
                                    =======     =====      =======    =======

     As at December 31, 2007, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

     (a) Investments in principal associates and jointly controlled entities

                                                                                          AS OF DECEMBER    FOR THE YEAR ENDED
                                                                                             31, 2007        DECEMBER 31, 2007
                                                                      EQUITY   VOTING  -------------------  ------------------
                 COUNTRY OF                              REGISTERED  INTEREST  RIGHTS   TOTAL     TOTAL                  NET
               INCORPORATION     PRINCIPAL ACTIVITIES      CAPITAL       %        %    ASSETS  LIABILITIES    REVENUE  PROFIT
               -------------  -------------------------  ----------  --------  ------  ------  -----------    -------  ------
Dalian West              PRC  Production and sale         US Dollar    28.44    28.44  14,223     10,890       35,575     610
   Pacific                    of petroleum and                  258
   Petrochemical              petrochemical                 million
   Co., Ltd.                  products

China Marine             PRC  Oil import and export           1,000    50.00    50.00   6,254      4,012       34,060     274
   Bunker                     trade and transportation,
   (PetroChina)               Ltd. sale and storage
   Co., Ltd.

PKZ (i)               Canada  Exploration,                US Dollar    67.00    67.00      --         --       18,450   6,902
                              production and sale             2,465
                              of crude oil and              million
                              natural gas outside
                              of the PRC

     Investments in associates and jointly controlled entities are listed below.

                                                                             SHARE OF
                                                                            PROFIT OF
                                                                            INVESTEES                          ASSOCIATES
                    INITIAL                                                   UNDER      CASH      CURRENCY    TRANSFERRED
                  INVESTMENT  DECEMBER            CONSOLIDATION               EQUITY   DIVIDEND  TRANSLATION       TO       DECEMBER
                     COST     31, 2006  ADDITION      OF PKZ     REDUCTION    METHOD   DECLARED  DIFFERENCES  SUBSIDIARIES  31, 2007
                  ----------  --------  --------  -------------  ---------  ---------  --------  -----------  ------------  --------
Dalian West
   Pacific
   Petrochemical
   Co., Ltd.           566        802        --          --           --        174        (28)        --            --         948
China marine
   Bunker
   (PetroChina)
   Co., Ltd.           740        994        --          --          (19)       137        (50)        (3)           --       1,059
PKZ(i)              21,359     21,402        --          --       (8,208)     4,624         --     (1,254)      (16,564)         --
Other(ii)            7,313      3,851    11,820      (1,280)       1,348     (1,279)      (423)      (516)       20,834
                               ------    ------      ------       ------     ------     ------     ------       -------      ------
                               30,511     3,851      11,820       (9,507)     6,283     (1,357)    (1,680)      (17,080)     22,841
                               ======    ======      ======       ======     ======     ======     ======       =======      ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (i) On December 28, 2006, the Group acquired a 67% equity interest in PKZ from CNPC International Limited, a subsidiary of CNPC for a consideration of RMB 21,376. Pursuant to the shareholders' agreement in relation to the acquisition of PKZ, each shareholder had a veto right relating to certain financial and operating decisions, and the Group was therefore considered to have joint control over PKZ. as such, in accordance with the Group's accounting policy, the Group accounted for its investment in PKZ, using the equity method of accounting from December 28, 2006. The revenue and profit disclosed in the table above represents the Group's share of PKZ's revenue and profit for the period from December 28, 2006 to December 31, 2006, and also from January 1, 2007 to December 11, 2007.

     On December 12, 2007, through a supplementary agreement between the Group and the minority shareholder of PKZ, the Group gained control over PKZ from that date. Therefore, as of the date it acquired control over PKZ, December 12, 2007, the Group accounts for its investment in PKZ as a subsidiary.

     The net assets of PKZ is at December 12, 2007 amounted to RMB 24,549. The fair value (which approximated their carrying value) of assets and liabilities of PKZ consolidated on December 12, 2007 are as follows:

Current assets              6,587
Non-current assets         20,630
Current liabilities        (1,732)
Non-current liabilities      (762)
                          -------
                           24,723
                          =======

     (ii) Included in "Other - Consolidation of PKZ" are the jointly controlled entities held by PKZ which was consolidated during the year.

     (b) Provision for impairment

                                    DECEMBER                          DECEMBER
                                    31, 2006   ADDITION   REDUCTION   31, 2007
                                    --------   --------   ---------   --------
Associates and jointly controlled
   entities
PetroChina Shouqi Sales Company
   Limited                             (60)       --          --         (60)
PetroChina Beiqi Sales Company
   Limited                             (49)       --          --         (49)
Other                                  (41)      (33)         28         (46)
                                      ----       ---         ---        ----
                                      (150)      (33)         28        (155)
                                      ====       ===         ===        ====

     (c) Subsidiaries

     Principal subsidiaries

                                               AS OF DECEMBER      FOR THE YEAR ENDED
                                                  31, 2007          DECEMBER 31, 2007
                                           ---------------------   ------------------
                                            TOTAL       TOTAL                   NET
                                            ASSETS   LIABILITIES    REVENUE   PROFIT
                                           -------   -----------    -------   ------
Daqing Oilfield Company Limited            142,211      28,228      203,008   61,888
CNPC Exploration and Development Company
   Limited                                  69,161      24,698       27,331   12,396

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     Investment in subsidiaries:

                                                                            DISPOSAL
                           INITIAL                                             OR
                         INVESTMENT   ADDITIONAL   DECEMBER   ADDITIONAL    DEDUCTION   TRANSFERRED   DECEMBER
                            COST      INVESTMENT   31, 2006   INVESTMENT   OF CAPITAL    TO BRANCH    31, 2007
                         ----------   ----------   --------   ----------   ----------   -----------   --------
Daqing Oilfield
   Company Limited         66,720         --         66,720         --          --             --      66,720
CNPC Exploration and
   Development Company
   Limited                 13,924         --         13,924         --          --             --      13,924
Other                                                29,492      4,981        (442)       (14,692)     19,339
                                                    -------      -----        ----        -------      ------
Total                                               110,136      4,981        (442)       (14,692)     99,983
                                                    =======      =====        ====        =======      ======

     (8) FIXED ASSETS

                                            EQUIPMENT       MOTOR
                              BUILDINGS   AND MACHINERY   VEHICLES    OTHER     TOTAL
                              ---------   -------------   --------   ------   --------
COST
On December 31, 2006            81,880       308,902       12,431     7,561    410,774
Transferred from
   construction in progress      8,778        25,916           --       885     35,579
Consolidation of PKZ               184           247          170       136        737
Other addition                   2,928         2,296        3,237       293      8,754
Reduction                       (1,480)       (2,686)        (493)     (255)    (4,914)
Currency translation
   differences                     (50)         (124)          (9)      (20)      (203)
                               -------      --------       ------    ------   --------
On December 31, 2007            92,240       334,551       15,336     8,600    450,727
                               -------      --------       ------    ------   --------
ACCUMULATED DEPRECIATION
On December 31, 2006           (18,900)     (140,179)      (6,868)   (3,668)  (169,615)
Charge for the year             (4,891)      (19,951)      (1,248)     (604)   (26,694)
Reduction                        1,322         1,330          372       101      3,125
Currency translation
   differences                       8            26            6        14         54
                               -------      --------       ------    ------   --------
On December 31, 2007           (22,461)     (158,774)      (7,738)   (4,157)  (193,130)
                               -------      --------       ------    ------   --------
PROVISION FOR IMPAIRMENT
On December 31, 2006            (2,138)       (7,422)          (5)       (4)    (9,569)
Addition                          (136)         (157)          (3)       --       (296)
Reduction                           52            18           --         1         71
                               -------      --------       ------    ------   --------
On December 31, 2007            (2,222)       (7,561)          (8)       (3)    (9,794)
                               -------      --------       ------    ------   --------
NET BOOK VALUE
On December 31, 2007            67,557       168,216        7,590     4,440    247,803
                               =======      ========       ======    ======   ========
On December 31, 2006            60,842       161,301        5,558     3,889    231,590
                               =======      ========       ======    ======   ========

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     As at December 31, 2007, no fixed assets was pledged as collateral for short-term borrowing (Note 7(14)); As at December 31,2006, fixed assets with a net book value of approximately RMB 39 were pledged as collateral for short-term borrowing of RMB 23 (Note 7(14)).

     As at December 31, 2007, the Group had no significant fixed assets which were temporarily idle. As at December 31, 2007, the cost of fixed assets fully depreciated but still in use include: buildings of RMB 3,912, equipment and machinery of RMB 47,570, motor and vehicles of RMB 2,307 and other of RMB 2,264, and amounted to RMB 56,053 intotal.

     Fixed assets under operating leases are mainly equipment and machinery as follows:

                                      DECEMBER                          DECEMBER
                                      31, 2006   ADDITION   REDUCTION   31, 2007
                                      --------   --------   ---------   --------
Fixed assets under operating leases
   Cost                                  563        417        (797)       183
   Accumulated depreciation             (272)      (168)        375        (65)
                                         ---        ---         ---        ---
   Net book value                        291        249        (422)       118
                                         ===        ===         ===        ===

     (9) OIL AND GAS PROPERTIES

                                                                               CURRENCY
                           DECEMBER              CONSOLIDATION               TRANSLATION   DECEMBER
                           31, 2006   ADDITION       OF PKZ      REDUCTION   DIFFERENCES   31, 2007
                           --------   --------   -------------   ---------   -----------   --------
COST
Mineral interests in
   unproved properties           --     2,469           --            --           --         2,469
Mineral interests in
   proved properties          2,801        --           --        (2,801)          --           --
Wells and related
   facilities               573,593    92,215        8,322        (5,807)        (920)      667,403
                           --------    ------        -----         -----          ---       -------
                            576,394    94,684        8,322        (8,608)        (920)      669,872
                           --------    ------        -----         -----          ---       -------
ACCUMULATED DEPLETION
Mineral interests in
   proved properties         (2,030)       --           --         2,030           --           --
Wells and related
   facilities              (300,633)  (43,876)          --         3,727          449      (340,333)
                           --------    ------        -----         -----          ---       -------
                           (302,663)  (43,876)          --         5,757          449      (340,333)
                           --------    ------        -----         -----          ---       -------
PROVISION FOR IMPAIRMENT
Mineral interests in
   unproved properties           --        --           --            --           --           --
Mineral interests in
   proved properties             --        --           --            --           --           --
Wells and related
   facilities                (3,235)       --           --            24           --        (3,211)
                           --------    ------        -----         -----          ---       -------
                             (3,235)       --           --            24           --        (3,211)
                           --------    ------        -----         -----          ---       -------
NET BOOK VALUE
Mineral interests in
   unproved properties           --     2,469           --            --           --         2,469
Mineral interests in
   proved properties            771        --           --          (771)          --            --
Wells and related
   facilities               269,725    48,339        8,322        (2,056)        (471)      323,859
                           --------    ------        -----         -----          ---       -------
                            270,496    50,808        8,322        (2,827)        (471)      326,328
                           ========    ======        =====         =====          ===       =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     As at December 31, 2007, the assets retirement obligations capitalized in the cost of oil and gas properties amounted to RMB 22,499 (2006: RMB 17,410). Depletion charge for the year ended December 31, 2007 was RMB 1,767 (2006:
1,670).

     (10) CONSTRUCTION MATERIALS

     The Group's construction materials mainly represent the actual cost of materials purchased for construction projects.

     (11) CONSTRUCTION IN PROGRESS

                                                   Transferred
                                                     to fixed                         December 31, 2007
                                                    assets or                        -------------------        Proportion of
                                 December            oil and     Other     Currency          Capitalised Source  construction
                                 31, 2006 Addition     gas     reduction translation          interest   of the  compared to
Project Name              Budget  Amount   Amount   properties    (i)     difference  Amount   expense    fund     budget %
------------              ------ -------- -------- ----------- --------- ----------- ------- ----------- ------ -------------
                                                                                                         Self &
West-East pipeline        46,310   4,579     1,667    (3,399)        --       --       2,847      137      Loan       80
Daqing oil and gas
   transportation
   facilities and systems  9,708   2,273     7,003    (5,867)        --       --       3,409       --      Self       99
Dushanzi
   Petrochemical 10
   million tons / year                                                                                   Self &
   of Kazakh oil           6,513   1,574     3,570      (101)        --       --       5,043      106      Loan       79
Dushanzi
   Petrochemical 1
   million tons / year                                                                                   Self &
   ethylene               23,846   3,704     4,549       (18)        --       --       8,235      230      Loan       35
Dalian Petrochemical
   20 million tons /
   year sulphur crude
   oil technology                                                                                        Self &
   transformation         10,789   2,690     3,935      (102)        --       --       6,523      127      Loan       62
Ranliaoyou Technology                                                                                    Self &
   reformation             6,600     --      3,475        --         --       --       3,475       43      Loan       53
Other                             50,129   148,856  (113,263)    (9,161)    (174)     76,387    1,043
                                  ------   -------  --------     ------     ----     -------    -----
                                  64,949   173,055  (122,750)    (9,161)    (174)    105,919    1,686

Less:                                                Addition             Reduction
                                                   -----------           -----------
Provision for
   impairment                       (297)                 (5)                 17        (285)
                                  ------           ---------                ----     -------
                                  64,652                                             105,634
                                  ======                                             =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     In 2007, the capitalised interest expense amounted to RMB 1,734 (2006: RMB 1,315). The annual interest rates used to determine the capitalised amount in 2007 is from 5.832% to 6.966% (2006: from 5.265% to 5.832%).

     (i) Other reduction refers to expensing of drilling and exploration costs when it fails to discover economical proved oil and gas reserve, or not sure whether economical proved reserves are found within one year of completion and no longer meets the conditions of capitalization.

     (12) INTANGIBLE ASSETS

                                                                           CURRENCY
                            DECEMBER                                     TRANSLATION  DECEMBER   ACCUMULATED
                     COST   31, 2006  ADDITION  REDUCTION  AMORTISATION  DIFFERENCES  31, 2007  AMORTISATION
                    ------  --------  --------  ---------  ------------  -----------  --------  ------------
Land use
   rights           16,821   12,910     2,710     (213)         (467)         (3)      14,937      (1,884)
Patents              2,709    1,395       239       --          (194)         --        1,440      (1,269)
Other (i)            5,700    2,552     2,217       (2)         (553)          6        4,220      (1,480)
                    ------   ------     -----     ----        ------         ---       ------      ------
                    25,230   16,857     5,166     (215)       (1,214)          3       20,597      (4,633)
                    ======   ======     =====     ====        ======         ===       ======      ======
Less:
Provision
   for impairment
   Land use rights             (505)      (27)     199            --          --         (333)
Patents                        (179)       --       --            --          --         (179)
Other (i)                       (46)      (17)      --            --          --          (63)
                             ------     -----     ----        ------         ---       ------
                             16,127     5,122      (16)       (1,214)          3       20,022
                             ======     =====     ====        ======         ===       ======

     Research and development expenditures for the year ended December 31, 2007 amounted to RMB 5,315 (2006: RMB 4,260), which have been recognised in the income statement

     (i) Other intangible assets include non-proprietary technology and trademark use right.

     (13) LONG-TERM PREPAID EXPENSES

                             DECEMBER                             DECEMBER
                             31, 2006   ADDITION   AMORTISATION   31, 2007
                             --------   --------   ------------   --------
Advance lease payments (i)     8,284      2,093       (1,371)       9,006
Other                          2,910        856         (744)       3,022
                              ------      -----        -----       ------
                              11,194      2,949       (2,115)      12,028
                              ======      =====        =====       ======

     (i) Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (14) SHORT-TERM BORROWINGS

                       DECEMBER 31, 2007   DECEMBER 31, 2006
                       -----------------   -----------------
Secured borrowings
   Guarantee - RMB               30                  --
   Pledge - RMB                  --                  23
   Impawn - RMB                 320                  --
Unsecured borrowings
   Unsecured - USD            5,318               2,482
   Unsecured - RMB           11,056              12,651
   Unsecured - HKD            2,010                  --
                             ------              ------
                             18,734              15,156
                             ======              ======

     As of December 31, 2007, the short-term guaranteed borrowings are from China Petroleum Finance Company Limited ("CP Finance"), and are guaranteed by the Company and other third parties (2006: Nil).

     As of December 31, 2007, the Group has no pledged short-term borrowings. As of December 31, 2006, the short-term pledged borrowings were secured by fixed assets with a net book value of RMB 39 as collateral (Note 7(8)).

     As of December 31, 2007, the short-term impawned borrowings are secured over notes receivable of RMB 300 and inventories with a net book value of RMB
29. (2006: Nil).

     As of December 31, 2007, the short-term unsecured borrowings include loans from fellow CNPC subsidiary, CP Finance of RMB 20 (2006: RMB 320).

     The weight average interest rate for short-term borrowings as of December 31, 2007 is 5.14% per annum (2006: 5.10 %).

     (15) NOTES PAYABLE

     As of December 31, 2007 and 2006, notes payable represented mainly trade accepted notes. All notes are maturing within one year.

     As of December 31, 2007, there are no notes payable to shareholders who hold 5% or more of the voting rights in the Company.

     (16) ACCOUNTS PAYABLE

     Accounts payable includes amount payable to shareholders who hold 5% or more of the voting rights in the Company, as follows:

                                       DECEMBER 31, 2007   DECEMBER 31, 2006
                                       -----------------   -----------------
Payable to CNPC and its subsidiaries         29,507             24,492
                                             ======             ======

     As of December 31, 2007, accounts payable aged over one year amounted to RMB 7,323 (2006: RMB 6,568), and mainly comprised of payables to several major customers and were not settled.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     The balances include accounts payable denominated in the following foreign currencies:

                 DECEMBER 31, 2007                  DECEMBER 31, 2006
        --------------------------------   --------------------------------
         FOREIGN   EXCHANGE      RMB        FOREIGN   EXCHANGE      RMB
        CURRENCY     RATE     EQUIVALENT   CURRENCY     RATE     EQUIVALENT
-----   --------   --------   ----------   --------   --------   ----------
USD         111     7.3046         812          20     7.8087        156
Tenge    28,171     0.0607       1,710      16,065     0.0615        988
                                 -----                             -----
                                 2,522                             1,144
                                 =====                             =====

     (17) ADVANCES FROM CUSTOMERS

     Advances from customers include amount payable to shareholders who hold 5% or more of the voting rights in the Company, as follows:

                                                  DECEMBER 31, 2007   DECEMBER 31, 2006
                                                  -----------------   -----------------
Advance received from CNPC and its subsidiaries          924                  648
                                                         ===                  ===

     The balances include advances from customers denominated in the following foreign currencies:

                DECEMBER 31, 2007                  DECEMBER 31, 2006
        --------------------------------   --------------------------------
         FOREIGN   EXCHANGE      RMB        FOREIGN   EXCHANGE      RMB
        CURRENCY     RATE     EQUIVALENT   CURRENCY     RATE     EQUIVALENT
        --------   --------   ----------   --------   --------   ----------
USD           8     7.3046         60         22       7.8087       169
Tenge     3,229     0.0607        196                                --
                                  ---                               ---
                                  256                               169
                                  ===                               ===

     (18) EMPLOYEE COMPENSATION PAYABLE

                                  DECEMBER 31, 2006   ADDITION   REDUCTION   DECEMBER 31, 2007
                                  -----------------   --------   ---------   -----------------
Wages and salaries, bonuses,
allowances and subsidies                6,768          32,583     (31,600)         7,751
Staff Welfare                           2,179           3,731      (4,111)         1,799
Social security contributions             663           8,617      (8,572)           708
   Including:
      Medical insurance                   221           2,074      (1,922)           373
      Basic pensions                      285           4,764      (4,807)           242
      Additional pensions                  84             980      (1,046)            18
      Unemployment insurance               41             446        (451)            36
      Work injury insurance                19             235        (229)            25
      Maternity insurance                  13             118        (117)            14
Housing fund                               59           2,738      (2,753)            44
Labour union funds and employee
education funds                           844           1,277      (1,045)         1,076
Other                                     855           1,691      (2,339)           207
                                       ------          ------     -------         ------
                                       11,368          50,637     (50,420)        11,585
                                       ======          ======     =======         ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     As of December 31, 2007, employee benefits payable did not contain any balance in arrears.

     (19) TAXES PAYABLE

                                                DECEMBER 31, 2007   DECEMBER 31, 2006
                                                -----------------   -----------------
Corporate income tax                                  11,709              17,744
Prepaid VAT payable (i)                              (12,133)             (5,994)
Business tax payable                                     255                 214
Consumption tax payable                                1,335               1,231
City maintenance and construction tax payable            795                 971
Educational surcharge payable                            407                 440
Compensation on mineral resources                      1,493               2,127
Resources tax payable                                    515                 603
Crude oil special levy payable (ii)                   17,001               5,962
Other                                                  1,431                 876
                                                     -------              ------
                                                      22,808              24,174
                                                     =======              ======

(i) Prepaid VAT arose mainly because of VAT deductible due to high expenditure on bulk purchases of fixed assets, materials to build in-house fixed assets, and transportation expenses incurred transporting fixed assets, by subsidiaries and branches in the northeast region.

(ii) According to Guo Fa [2006] No. 13 "State Council's decision to impose a special levy on sale of crude oil" and Cai Qi [2006] No. 72 "Implementation of Special levy", a special levy which is payable on the portion of income realised by petroleum exploration enterprises from the sales of domestically-produced crude oil at prices above certain level will be imposed from March 26, 2006.

     (20) OTHER PAYABLES

     Other payables include amount payable to shareholders who hold 5% or more of the voting rights in the Company are as follows:

                                        DECEMBER 31, 2007   DECEMBER 31, 2006
                                        -----------------   -----------------
Payables to CNPC and its subsidiaries         2,625                3,206
                                              =====                =====

     As of December 31, 2007, other payables that aged over one year amounted to RMB 2,619 (2006: RMB 4,417), and mainly comprised of payable to several major counterparts that have not been settled.

     As of December 31, 2007, other payables mainly comprised of deposits and payments made on behalf.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     The balances include other payables denominated in the following foreign currencies:

                 DECEMBER 31, 2007                 DECEMBER 31, 2006
        --------------------------------   --------------------------------
         FOREIGN   EXCHANGE      RMB        FOREIGN   EXCHANGE       RMB
        CURRENCY     RATE     EQUIVALENT   CURRENCY     RATE     EQUIVALENT
        --------   --------   ----------   --------   --------   ----------
USD        180      7.3046       1,312         126     7.8087        981
Tenge    7,562      0.0607         459       5,350     0.0615        329
                                 -----                             -----
                                 1,771                             1,310
                                 =====                             =====

     (21) PROVISIONS

                                    DECEMBER 31, 2006   ADDITION   REDUCTION   DECEMBER 31, 2007
                                    -----------------   --------   ---------   -----------------
Assets retirement obligations (i)         18,481          6,405      (125)           24,761
Warranties                                    57             --       (35)               22
Environmental compensation
   liabilities (ii)                           20              7        (5)               22
Pending litigation                            13            553        (1)              565
Other                                         25             82        (1)              106
                                          ------          -----      ----            ------
                                          18,596          7,047      (167)           25,476
                                          ======          =====      ====            ======

(i)  Assets retirement obligations are related to oil and gas properties.

(ii) Environmental compensation liabilities are recognised for the overseas subsidiaries of the Group in accordance with relevant overseas regulations.

     (22) CURRENT PORTION OF NON-CURRENT LIABILITIES

                                              DECEMBER 31, 2007   DECEMBER 31, 2006
                                              -----------------   -----------------
Long-term borrowings due within one year(a)         11,412             18,922
Debentures payable due within one year (b)             240              1,485
                                                    ------             ------
                                                    11,652             20,407
                                                    ======             ======

     (a) Long-term borrowings due within one year

                       DECEMBER 31, 2007   DECEMBER 31, 2006
                       -----------------   -----------------
                       ORIGINAL            ORIGINAL
                       CURRENCY     RMB    CURRENCY     RMB
                       --------   ------   --------   ------
Secured borrowing
   Pledge - USD            --         --       40        313
   Guarantee-USD            8         62        8         62
Unsecured borrowing
   Unsecured - RMB                 7,552              13,802
   Unsecured - USD        515      3,761      595      4,643
   Unsecured - Other      314         37      569        102
                                  ------              ------
                                  11,412              18,922
                                  ======              ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     As of December 31, 2007, the Group has no long-term pledged borrowings due within one year. As of December 31, 2006, the above-mentioned long-term pledged borrowings due within one year were secured by time deposits of USD 40 as collateral (Note 7(1)).

     As of December 31, 2007, credit loan of RMB 5,520 (2006: RMB 7,407) were from CP Finance.

     The above-mentioned long-term guaranteed borrowings due within one year were guaranteed by CNPC.

     (b) Debentures payable due within one year

     The above mentioned debentures payable due within one year include 7-year debentures issued (at par) on March 16, 2001 and the portion of debentures issued (at par) on July 14, 2004 repayable within one year.

     (23) LONG-TERM BORROWINGS

                                                                DECEMBER 31, 2007   DECEMBER 31, 2006
                                                                -----------------   -----------------
Secured borrowings
   Pledge                                                              3,287                 313
   Guarantee                                                             498                 594
Unsecured borrowings                                                  42,932              48,416
                                                                     -------             -------
                                                                      46,717              49,323
Less: Long-term borrowings due within one year (Note 7((22a))        (11,412)            (18,922)
                                                                     -------             -------
                                                                      35,305              30,401
                                                                     =======             =======

     As of December 31, 2007, the long-term pledged borrowings are secured by time deposits of USD 450(Note 7((1)) (2006: USD 40) as collateral.

     The above-mentioned long-term guaranteed borrowings are guaranteed by CNPC.

     As of December 31, 2007, long-term unsecured borrowings of RMB 24,432 (2006: RMB 26,842) are from CP Finance.

     The maturities of long-term borrowings at the dates indicated are analysed as follows:

                            DECEMBER 31, 2007   DECEMBER 31, 2006
                            -----------------   -----------------
Between one to two years           5,572              11,189
Between two to five years         17,533               7,668
After five years                  12,200              11,544
                                  ------              ------
                                  35,305              30,401
                                  ======              ======

     The weighted average interest rate for long-term borrowings on December 31, 2007 is 5.47% (2006: 5.24%).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

                                               FOREIGN               ANNUAL
                        DECEMBER              CURRENCY   EXCHANGE   INTEREST
LENDER                  31, 2007   CURRENCY    AMOUNT      RATE      RATE %       TERM OF CONTRACT       TERMS
------                  --------   --------   --------   --------   ---------   --------------------   ---------
Industrial and             7,400      RMB         --           --   5.67-6.80   September 12, 2008 -   Unsecured
Commercial Bank of                                                                 May 17, 2022
China Ltd.
China Development          1,800      RMB         --           --   3.60-6.80       May 20, 2008 -     Unsecured
Bank                                                                              November 20, 2010
CP Finance                19,932      RMB         --           --   4.46-5.76      June 10, 2008 -     Unsecured
                                                                                   April 22, 2032
CP Finance                 4,500      USD        616       7.3046   4.85-5.20    November 20, 2008 -   Unsecured
                                                                                 September 21, 2020
China Construction         2,500      RMB         --           --        6.16     April 15, 2008 -     Unsecured
Bank Corporation                                                                    May 28, 2021
China Construction           413      USD         57       7.3046   5.10-8.66   September 30, 2009 -   Unsecured
Bank Corporation                                                                   June 25, 2010
Bank of China                 20      RMB         --           --        6.57      April 22, 2010      Unsecured
Bank of China              2,547      USD        349       7.3046   0.00-7.95    December 1, 2008 -    Unsecured
                                                                                  June 30, 2038
Bank of China                247      EUR         23      10.6669   2.00-2.30    November 10, 2019 -   Unsecured
                                                                                  December 31, 2023
Bank of China                 37      JPY        578       0.0640   2.42-4.10    September 30, 2008 -  Unsecured
                                                                                 November 20, 2010
Bank of                    1,000      RMB         --           --        5.18     March 14, 2008       Unsecured
Communications
The World Bank               498      USD         68       7.3046        5.50     November 15, 2014    Guarantee
Other bank borrowings         30      RMB         --           --        6.89     October 17, 2012     Unsecured
Other bank borrowings      2,036      USD        279       7.3046   5.10-7.10     April 7, 2008 -      Unsecured
                                                                                   June 28, 2010
Other bank borrowings      3,287      USD        450       7.3046        7.50      July 18, 2012        Pledge
Other foreign                  5      RMB         --           --        6.32     Not determined       Unsecured
government or company
borrowings
Other foreign                465      USD         64       7.3046   1.55-5.00    January 15, 2022 -    Unsecured
government or company                                                             Not determined
borrowings
                          ------
                          46,717
                          ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     The fair value of the above-mentioned borrowings amounted to RMB 46,343. The fair value is based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as of balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the borrowings).

                                            FOREIGN                ANNUAL
                     DECEMBER              CURRENCY   EXCHANGE    INTEREST
LENDER               31, 2006   CURRENCY    AMOUNT      RATE       RATE %       TERM OF CONTRACT       TERMS
------               --------   --------   --------   --------   ----------   --------------------   ---------
Industrial and         7,190       RMB          --          --    5.18-6.16      March 2, 2007 -     Unsecured
Commercial Bank                                                                   May 17, 2022
of China Ltd.
China Development      3,400       RMB          --          --    3.60-6.16      May 20, 2007 -      Unsecured
Bank                                                                           November 20, 2010
CP Finance            20,912       RMB          --          --    4.46-5.18      March 14, 2007 -    Unsecured
                                                                                 April 22, 2032
CP Finance             5,930       USD         759      7.8087    5.12-6.06    November 20, 2007 -   Unsecured
                                                                                September 21,2020
China Construction     2,800       RMB          --          --    5.51-6.16      April 15, 2007 -    Unsecured
Bank Corporation                                                                  May 28, 2021
China Construction       114       USD          15      7.8087    6.70-8.66    February 8, 2007 -    Unsecured
Bank Corporation                                                               September 30, 2009
Bank of China            993       USD         127      7.8087    0.00-7.86     April 15, 2007 -     Unsecured
                                                                                 June 30, 2038
Bank of China            257       EUR          25     10.2665    2.00-2.30    November 10, 2019 -   Unsecured
                                                                               December 31, 2023
Bank of China             75       JPY       1,139      0.0656    2.42-5.30      April 30, 2007 -    Unsecured
                                                                                November 20, 2010
Bank of China             49       GBP           3     15.3232      2.85           May 15, 2007      Unsecured
Bank of                1,000       RMB          --          --      5.18         March 14, 2008      Unsecured
Communications
The World Bank           594       USD          76      7.8087      4.72        November 15, 2014    Guarantee
Other bank             5,167       USD         662      7.8087   5.87-10.37      April 7, 2008 -     Unsecured
borrowings                                                                       June 28, 2010
Other bank               313       USD          40      7.8087      9.00        December 27, 2007      Pledge
borrowings
Other foreign              5       RMB          --          --      6.32         Not determined      Unsecured
government or
company borrowings
Other foreign            524       USD          67      7.8087      1.55       January 15, 2022 -    Unsecured
government or                                                                  September 1, 2022
company borrowings
                      ------
                      49,323
                      ======

     The fair value of the above-mentioned borrowings amounted to RMB 49,104. The fair value is based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as of balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the borrowings).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (24) DEBENTURES PAYABLE

                                                          ANNUAL
                                 DATE OF      TERM OF    INTEREST   DECEMBER                          DECEMBER
DEBENTURES' AME      CURRENCY     ISSUE     DEBENTURES     RATE%    31, 2006   ADDITION   REDUCTION   31, 2007
---------------      --------   ---------   ----------   --------   --------   --------   ---------   --------
98 PetroChina
   Enterprise                   September
   debentures          RMB         8,1999      8-year      4.50       1,350        --      (1,350)        --
2003 PetroChina
   Company Limited
   Corporate                      October
   debentures          RMB       28, 2003     10-year      4.11       1,500        --          --       1,500
2006 PetroChina
   Company Limited
   Corporate                      October
   debentures          RMB       23, 2006      5-year      3.76       2,000        --          --       2,000
Other                                                                 1,280        --        (157)      1,123
                                                                     ------       ---      ------       -----
                                                                      6,130        --      (1,507)      4,623
                                                                                  ===      ======
Less: Debentures
   Payable due
   within one year                                                   (1,485)                             (240)
                                                                     ------                             -----
                                                                      4,645                             4,383
                                                                     ======                             =====

     The above mentioned debentures were issued at the par value, without premium or discount.

     The fair value of the debentures amounts to RMB 4,104 (2006: RMB 5,852). The fair value is based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as of the balance sheet date of the Company's availability of financial instruments (terms and characteristics similar to the borrowings).

     (25) DEFERRED TAX ASSETS AND LIABILITIES

     (a) Deferred tax assets

                                      DECEMBER 31, 2007        DECEMBER 31, 2006
                                   ----------------------   ----------------------
                                   DEFERRED    DEDUCTIBLE   DEFERRED    DEDUCTIBLE
                                      TAX      TEMPORARY       TAX      TEMPORARY
                                    ASSETS    DIFFERENCES    ASSETS    DIFFERENCES
                                   --------   -----------   --------   -----------
Provision for assets impairment      4,934       21,288       7,133       23,799
Asset retirement obligations         1,517        6,128       1,093        3,570
Wages and welfare                    1,301        5,271       1,523        4,973
Loss that can be carried forward        95          343       2,175        6,591
Other                                5,024       20,149       2,467        7,550
                                    ------       ------      ------       ------
                                    12,871       53,179      14,391       46,483
                                    ======       ======      ======       ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (b) Deferred tax liabilities

                                          DECEMBER 31, 2007              DECEMBER 31, 2006
                                    -----------------------------   --------------------------
                                                        TAXABLE                      TAXABLE
                                        DEFERRED       TEMPORARY    DEFERRED TAX    TEMPORARY
                                    TAX LIABILITIES   DIFFERENCES    LIABILITIES   DIFFERENCES
                                    ---------------   -----------   ------------   -----------
Depreciation and depletion of
   fixed assets and oil and gas
   properties                            11,681          45,380        12,352         37,457
Amortisation of intangible assets           109             435           103            311
Other                                        93             375            25             76
                                         ------          ------        ------         ------
                                         11,883          46,190        12,480         37,844
                                         ======          ======        ======         ======

     (26) SHARE CAPITAL

                     DECEMBER 31, 2007   DECEMBER 31, 2006
                     -----------------   -----------------
State-owned shares             --             157,922
H shares                   21,099              21,099
A shares(i)               161,922                  --
                          -------             -------
                          183,021             179,021
                          =======             =======

(i) Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

     The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., and the result of the valuation had been approved by the Ministry of Finance ("MOF") issuing Cai Ping Zi [1999] No. 490 "Letter regarding the appraisal report on the valuation of CNPC's assets proposed to be injected into PetroChina Company Limited". In accordance with MOF's approval Cai Guan Zi [1999] No. 335 "Reply to the query in relation to PetroChina Company Limited's (in the progress of registration) state-owned equity management", the above-mentioned net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

     Pursuant to the approval of China Securities Regulatory Commission ("CSRC") Zheng Jian Fa Xing Zi [2000] No.1 "Reply regarding the approval of PetroChina Company Limited's issuance of foreign capital stock", on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

     The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

     Pursuant to the approval of CSRC Zheng Jian Guo He Zi [2005] No.23 "Reply regarding the approval of PetroChina Company Limited issuance of additional foreign capital stock", the

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

     Pursuant to the approval of CSRC Zheng Jian Fa Xing Zi [2007] No.349 "The Circular regarding the approval of PetroChina Company Limited's initial public offering", the Company issued 4,000,000,000 A shares with a par value of RMB
1.00 yuan per share with the price of RMB 16.70 yuan per share on October 31, 2007, and the net proceeds to the Company amounted to approximately RMB 66,243. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

     (27) CAPITAL SURPLUS

                                    DECEMBER                          DECEMBER
                                    31, 2006   ADDITION   REDUCTION   31, 2007
                                    --------   --------   ---------   --------
Capital premium                      21,008     62,243        --       83,251
Other capital surplus
Capital surplus and the old CAS      40,955         --        --       40,955
Fair value gain of
   available-for-sale investments        --        261        --          261
Purchase of  minority interests
   in subsidiaries (Note 6)          (2,166)        --      (109)      (2,275)
                                     ------     ------      ----      -------
                                     59,797     62,504      (109)     122,192
                                     ======     ======      ====      =======

     (28) SURPLUS RESERVES

                                 DECEMBER                          DECEMBER
                                 31, 2006   ADDITION   REDUCTION   31, 2007
                                 --------   --------   ---------   --------
Statutory Surplus Reserves        89,888     12,768        --       102,656
Discretionary Surplus Reserves        40         --        --            40
                                  ------     ------       ---       -------
                                  89,928     12,768        --       102,696
                                  ======     ======       ===       =======

     Pursuant to the Company Law of PRC, the Company's Articles of Association and the resolution of Board of Director, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company's registered capital. The Statutory Surplus Reserves may be used to make good previous years' losses or to increase the capital of the Company upon approval.

     The Discretionary Surplus Reserves is approved by a resolution of shareholders' general meeting after BOD's proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years' losses or to increase the capital of the Company. The Company have not extracted Discretionary Surplus Reserves for the year ended December 31, 2007 (2006: Nil)

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (29) UNDISTRIBUTED PROFITS

     At the meeting on March 19 2008, the Board of Directors proposed final cash dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share, amounting to a total of RMB 28,708, according to the issued 183,021 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.

     At the meeting on August 23, 2007, the Board of Directors proposed interim dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.205690 yuan per share amounting to a total of RMB 36,823 as authorised by shareholders in the Annual General Meeting at May 16, 2007.

     At the meeting on March 19, 2007, the Board of Directors proposed final cash dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 yuan per share, amounting to a total of RMB 27,694, according to the issued 179,021 million shares, with the approval by shareholders in the Annual General Meeting on May 16, 2007.

     At the meeting on August 23, 2007, the Board of Directors proposed interim dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.202806 yuan per share amounting to a total of RMB 36,307, as authorised by shareholders in the Annual General Meeting at May 26, 2006.

     (30) MINORITY INTEREST

     Minority interest attributable to minority shareholders of subsidiaries

                                                   DECEMBER 31, 2007   DECEMBER 31, 2006
                                                   -----------------   -----------------
Jilin Chemical Industrial Company Limited                    --                  34
Daqing Yu Shu Lin Oilfield Company Limited                  336                 324
Liaohe Jinma Oilfield Company Limited                        --                  20
CNPC Exploration and Development Company Limited         16,773              15,885
PetroKazakhstan Inc.                                      8,163                  --
Other                                                    12,432               9,865
                                                         ------              ------
                                                         37,704              26,128
                                                         ======              ======

     (31) OPERATING INCOME AND COST OF SALES

                                             GROUP
                                       -----------------
                                         2007      2006
                                       -------   -------
Income from principal operations (a)   809,116   665,703
Income from other operations (b)        25,921    23,275
                                       -------   -------
                                       835,037   688,978
                                       =======   =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     Income from principal operations from the Group's five largest customers for the year ended December 31, 2007 was RMB 112,707, representing 13% of the Group's total operating income.

                                            COMPANY
                                       -----------------
                                         2007      2006
                                       -------   -------
Income from principal operations (a)   579,310   491,616
Income from other operations (b)        16,424    14,016
                                       -------   -------
                                       595,734   505,632
                                       =======   =======

     Income from principal operations from the Company's five largest customers for the year ended December 31, 2007 was RMB 86,576, representing 15% of the Company's total operating income.

     (a) Income from and cost of principal operations

                                               GROUP
                             -----------------------------------------
                                     2007                  2006
                             -------------------   -------------------
                               INCOME     COST      INCOME      COST
                             --------   --------   --------   --------
Exploration and production    455,244    179,380    410,357    138,221
Refining and marketing        662,322    620,758    534,985    505,275
Chemicals and marketing        99,864     83,699     79,153     64,580
Natural gas and pipeline       49,299     35,524     38,642     27,995
Other                             871        211      1,015      1,028
Intersegment elimination     (458,484)  (457,551)  (398,449)  (397,729)
                             --------   --------   --------   --------
Total                         809,116    462,021    665,703    339,370
                             ========   ========   ========   ========

                                              COMPANY
                             -----------------------------------------
                                     2007                  2006
                             -------------------   -------------------
                              INCOME      COST      INCOME      COST
                             --------   --------   --------   --------
Exploration and production    365,901    232,753    332,548    207,185
Refining and marketing        470,352    437,932    395,396    371,666
Chemicals and marketing        88,024     73,643     67,818     56,320
Natural gas and pipeline       44,284     33,044     34,859     25,876
Other                             164        110        319        615
Intersegment elimination     (389,415)  (388,482)  (339,324)  (338,602)
                             --------   --------   --------   --------
Total                         579,310    389,000    491,616    323,060
                             ========   ========   ========   ========

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (b) Income from and cost of other operations

                                                      GROUP
                                        ---------------------------------
                                              2007              2006
                                        ---------------   ---------------
                                        INCOME    COST    INCOME    COST
                                        ------   ------   ------   ------
Sale of materials                       10,129   10,059    8,671    8,560
Other                                   15,792   15,032   14,604   14,660
                                        ------   ------   ------   ------
Total                                   25,921   25,091   23,275   23,220
                                        ======   ======   ======   ======

                                                     COMPANY
                                        ---------------------------------
                                              2007              2006
                                        ---------------   ---------------
                                        INCOME    COST    INCOME    COST
                                        ------   ------   ------   ------
Sale of materials                        5,342    5,291    3,508    3,442
Other                                   11,082   10,889   10,508   11,083
                                        ------   ------   ------   ------
Total                                   16,424   16,180   14,016   14,525
                                        ======   ======   ======   ======

     (32) TAX AND LEVIES ON OPERATIONS

                                         2007     2006
                                        ------   ------
Business tax                               864      562
City maintenance and construction tax    4,665    4,546
Educational surcharge                    2,265    2,170
Consumption tax                         12,931   12,089
Resource tax                             3,217    3,368
Crude oil special levy                  44,582   28,914
Other                                      154       43
                                        ------   ------
                                        68,678   51,692
                                        ======   ======

     (33) FINANCE EXPENSES

                                         2007     2006
                                        ------   ------
Interest expense                         3,595    3,220
Less: Interest income                   (1,990)  (2,066)
Exchange losses                          2,559    1,756
Less: Exchange gains                    (1,693)  (1,830)
ther                                       398      242
                                        ------   ------
                                         2,869    1,322
                                        ======   ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (34) ASSET IMPAIRMENT LOSSES

                                                                 2007     2006
                                                                ------   -----
Impairment losses for bad debts provision                       (2,353)   (316)
Impairment losses for declines in the value of inventories          55     140
Impairment losses for available-for-sale financial assets           --      36
Impairment losses for fixed assets and oil and gas properties      296   2,677
Impairment losses for intangible assets                             44     176
Impairment losses for construction in progress                       5     201
Impairment losses for long-term equity investments                   5      --
                                                                ------   -----
                                                                (1,948)  2,914
                                                                ======   =====

     (35) INVESTMENT INCOME

                                                                    GROUP
                                                                -------------
                                                                 2007    2006
                                                                -----   -----
Gains on available-for-sale financial assets                      388     211
Share of profit of associates and jointly controlled entities   6,283   1,253
Gains / (losses) on disposal of long-term equity investments      320     (73)
Losses on disposal of subsidiaries                               (479)     --
Other                                                            (211)    (47)
                                                                -----   -----
                                                                6,301   1,344
                                                                =====   =====

                                                                    COMPANY
                                                                ---------------
                                                                 2007     2006
                                                                ------   ------
Gains on available-for-sale financial assets                       301       76
Share of profit of associates and jointly controlled entities      673      478
Dividends declared by subsidiaries                              65,205   66,029
Gains on disposal of long-term equity investments                  310        7
Losses on disposal of subsidiaries                              (8,870)      --
Other                                                               (5)    (120)
                                                                ------   ------
                                                                57,614   66,470
                                                                ======   ======

     (36) NON-OPERATING INCOME AND EXPENSES

     (a) Non-operating income

                                                                 2007    2006
                                                                -----   -----
Gains on disposal of fixed assets and oil and gas properties      700     240
Gains on disposal of intangible assets                              4       9
Government grants                                               1,110     610
Other                                                           1,284     786
                                                                -----   -----
                                                                3,098   1,645
                                                                =====   =====

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (b) Non-operating expenses

                                                                 2007    2006
                                                                -----   -----
Losses on disposal of fixed assets and oil and gas properties   1,574   1,958
Losses on disposal of intangible assets                             2       4
Fines                                                              41     146
Donation                                                          411     338
Extraordinary losses                                              857      11
Other                                                           1,346   1,723
                                                                -----   -----
                                                                4,231   4,180
                                                                =====   =====

     (37) TAXATION

                                                                 2007     2006
                                                                ------   ------
Income tax                                                      48,332   50,972
Deferred tax                                                       999   (3,929)
                                                                ------   ------
                                                                49,331   47,043
                                                                ======   ======

     The reconciliation from profit before taxation presented in the financial statements to the income taxation expenses is as follow:

                                                                  2007      2006
                                                                -------   -------
Profit before taxation                                          192,825   189,790
Tax calculated at a tax rate of 33%                              63,632    62,631
Prior year tax return adjustment                                    451       243
Effect of income taxes from international operations in
   excess of taxes at the PRC statutory tax rate                    561     1,512
Effect of preferential tax rate                                 (16,490)  (13,652)
Effect of the new CIT law on deferred tax recognized               (135)       --
Tax effect of income not subject to tax                          (3,037)   (1,626)
Tax effect of taxable items deductible not expensed              (2,365)       --
Tax effect of expenses not deductible for tax purposes            3,796     2,336
Tax effect of unused tax losses which had expired                 2,918        --
Tax effect of temporary differences in relation to certain
   crude oil sales which no longer existed at year end               --    (4,401)
                                                                -------   -------
Taxation                                                         49,331    47,043
                                                                =======   =======

     The management of the Group has reassessed its tax position in the year ended December 31, 2007 by reference to the enacted new CIT Law and accordingly a net decrease in deferred tax charge for the year ended December 31, 2007 of RMB 135 was recorded.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (38) EARNINGS PER SHARE

     Basic and diluted earnings per share

     Basic and diluted earnings per share for the year ended December 31, 2007 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.

     Basic and diluted earnings per share for the year ended December 31, 2006 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.

     There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

     (39) NOTES TO CONSOLIDATED CASH FLOW STATEMENTS

     (a) Reconciliation from the net profit to the cash flow operating activities

                                                                  2007      2006
                                                                -------   -------
Net profit                                                      143,494   142,747
Add: Assets impairment losses                                    (1,948)    2,914
   Depreciation and depletion of fixed assets and oil and gas
      properties                                                 70,570    64,441
   Amortisation of intangible assets                              1,214       939
   Amortisation of long-term prepaid expenses                     2,115     1,715
   Losses on disposal of fixed assets, oil and gas
      properties, intangible assets and other long-term
      assets                                                     10,034    11,207
   Finance expenses                                               1,605     1,154
   Investment income                                             (6,301)   (1,344)
   Decrease/(increase) in deferred tax assets                     1,596    (3,876)
   Decrease in deferred tax liabilities                            (597)      (53)
   Increase in inventories                                      (12,042)  (13,445)
   Increase in operating receivables                            (16,254)   (3,154)
   Increase in operating payables                                17,333     2,197
                                                                -------   -------
Net cash from operating activities                              210,819   205,442
                                                                =======   =======

     (b) Net increase/(decrease) in cash and cash equivalents

                                                                  2007      2006
                                                                -------   -------
Cash at end of the year                                          65,494    48,559
Less: Cash at beginning of the year                             (48,559)  (80,905)
Add: Cash equivalents at end of the year                             --        --
Less: Cash equivalents at beginning of the year                      --        --
                                                                -------   -------
Net increase/(decrease) in cash and cash equivalents             16,935   (32,346)
                                                                =======   =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (c) Cash and cash equivalents

                                                    DECEMBER 31, 2007   DECEMBER 31, 2006
                                                    -----------------   -----------------
Cash at bank and on hand                                  88,589             54,070
Less: Time deposits with maturities over 3 months        (23,095)            (5,511)
                                                         -------             ------
Cash and cash equivalents at the end of the year          65,494             48,559
                                                         =======             ======

     (d) Cash paid relating to other operating activities

     In the cash flow statements, cash paid relating to other operating activities comprises:

                                                     2007     2006
                                                    ------   ------
Transportation expenses                             20,540   17,872
Technology development expenses                      5,315    4,260
Travelling expenses                                  1,462    1,169
Office expenses                                      1,265    1,117
Other                                               28,943   29,049
                                                    ------   ------
                                                    57,525   53,467
                                                    ======   ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

8. SEGMENT REPORTING

     (1) PRINCIPAL REPORTING FORMAT - BUSINESS SEGMENTS

     (a) Segment information as at and for the year ended December 31, 2007 is as follows:

                                           EXPLORATION    REFINING   CHEMICALS   NATURAL GAS
                                               AND          AND         AND          AND
                                            PRODUCTION   MARKETING   MARKETING     PIPELINE     OTHER      TOTAL
                                           -----------   ---------   ---------   -----------   -------   ---------
Revenue (including Intersegment revenue)     468,175      670,844     102,718       50,066       1,718   1,293,521
Less: Intersegment revenue                  (376,451)     (63,766)    (11,009)      (6,610)       (648)   (458,484)
                                            --------     --------     -------      -------     -------   ---------
Revenue from external customers               91,724      607,078      91,709       43,456       1,070     835,037
                                            ========     ========     =======      =======     =======   =========
Segment expenses(i)                         (255,406)    (327,899)    (40,285)     (14,574)     (8,295)   (646,459)
                                                                                                         ---------
Segment result                               197,888      (21,568)      6,714       12,142      (6,598)    188,578
                                                                                                         ---------
Unallocated expenses                                                                                         5,380
                                                                                                         ---------
Operating profit                                                                                           193,958
                                                                                                         =========
Segment assets                               489,971      279,726      95,969       80,430     819,240   1,765,336
Deferred tax assets                                                                                         12,871
Elimination of intersegment balances                                                                      (784,115)
                                                                                                         ---------
Total assets                                                                                               994,092
                                                                                                         =========
Segment liabilities                          227,508      146,265      33,639       40,072     188,774     636,258
Deferred tax liabilities                                                                                    11,883
Other                                                                                                       22,808
Elimination of intersegment balances                                                                      (391,928)
                                                                                                         ---------
Total liabilities                                                                                          279,021
                                                                                                         =========
Depreciation, depletion and amortisation      50,219       11,133       5,935        5,929         683      73,899
Assets impairment losses                      (1,695)          66        (326)           8          (1)     (1,948)
Capital expenditure
   - Tangible assets                         134,256       26,546       8,165       11,003       1,613     181,583
   - Intangible assets                           424        3,447         298          162         248       4,579

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (b) Segment information as at and for the year ended December 31, 2006 is as follows:

                                  EXPLORATION    REFINING   CHEMICALS    NATURAL
                                      AND          AND         AND       GAS AND
                                   PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
                                  -----------   ---------   ---------   --------   -------   ---------
Revenue (including intersegment
   revenue)                         421,340      543,299      82,791     38,917      1,080   1,087,427
Less: Intersegment sales           (339,619)     (44,806)     (7,983)    (5,617)      (424)   (398,449)
                                   --------     --------     -------    -------    -------   ---------
Revenue from external customers      81,721      498,493      74,808     33,300        656     688,978
                                   ========     ========     =======    =======    =======   =========
Segment expenses (i)               (200,114)    (240,941)    (33,237)   (11,818)    (7,651)   (493,761)
                                                                                             ---------
Segment result                      213,501      (26,789)      6,063      9,031     (6,589)    195,217
                                                                                             ---------
Unallocated expenses                                                                            (2,892)
                                                                                             ---------
Operating profit                                                                               192,325
                                                                                             =========
Segment assets                      438,398      252,941      81,451     75,611    638,532   1,486,933
Deferred tax assets                                                                             14,391
Elimination of intersegment
   balances                                                                                   (686,180)
                                                                                             ---------
Total assets                                                                                   815,144
                                                                                             =========
Segment liabilities                 201,418       99,178      27,082     43,616    166,950     538,244
Deferred tax liabilities                                                                        12,480
Other                                                                                           24,174
Elimination of intersegment
   balances                                                                                   (327,349)
                                                                                             ---------
Total liabilities                                                                              247,549
                                                                                             =========
Depreciation, depletion and
   amortisation                      45,766        9,963       5,550      5,246        570      67,095
Assets impairment losses                 41        1,915         947         --         11       2,914
Capital expenditure
   - Tangible assets                105,192       19,206      10,681     11,309      2,358     148,746
   - Intangible assets                  277        3,052         564         18        182       4,093

(i) Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

     (2) SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

REVENUE FROM EXTERNAL CUSTOMERS        2007      2006
-------------------------------      -------   -------
PRC                                  807,706   665,267
Other (Exploration and Production)    27,331    23,711
                                     -------   -------
                                     835,037   688,978
                                     =======   =======

TOTAL ASSETS                         DECEMBER 31, 2007   DECEMBER 31, 2006
------------                         -----------------   -----------------
PRC                                       924,931             765,373
Other (Exploration and Production)         69,161              49,771
                                          -------             -------
                                          994,092             815,144
                                          =======             =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

9. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

     (1) PARENT COMPANY AND SUBSIDIARIES

     Details about subsidiaries and related information are disclosed in Note 6.

     (a) Parent company

                           PLACE OF INCORPORATION   PRINCIPAL ACTIVITIES
                           ----------------------   -----------------------------------------------------
China National Petroleum   PRC                      Exploration, development, production, transportation,
Corporation                                         sale of petroleum products, cooperation

     (b) Equity interest and voting rights of parent company

                                    DECEMBER 31, 2007                     DECEMBER 31, 2006
                           -----------------------------------   -----------------------------------
                           EQUITY INTEREST %   VOTING RIGHTS %   EQUITY INTEREST %   VOTING RIGHTS %
                           -----------------   ---------------   -----------------   ---------------
China National Petroleum
   Corporation                   86.29              86.29              88.21              88.21

     (2) NATURE OF RELATED PARTIES THAT ARE NOT CONTROLLED BY THE COMPANY

NAMES OF RELATED PARTIES                                             RELATIONSHIP WITH THE COMPANY
------------------------------------------------------------------   ------------------------------
Dalian West Pacific Petrochemical Co., Ltd.                          Associate
China Marine Bunker (Petrochina) Co., Ltd.                           Jointly controlled entity
Dagang Oilfield (Company) Company Limited                            Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited                Fellow subsidiary of CNPC
China Petroleum Logging Company Limited                              Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau                               Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau                                  Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau                                      Fellow subsidiary of CNPC
Daqing Petrochemical Factory                                         Fellow subsidiary of CNPC
China Petroleum Material Equipment Company                           Fellow subsidiary of CNPC
China Petroleum Finance Company Limited                              Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation   Fellow subsidiary of CNPC
China National United Oil Corporation                                Fellow subsidiary of CNPC

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (3) SUMMARY OF SIGNIFICANT RELATED PARTY TRANSACTIONS

     Related party transactions with CNPC and its subsidiaries:


                                                                    NOTE    2007     2006
                                                                    ----   ------   ------
Sales of goods and services rendered to CNPC and its subsidiaries    (1)   31,325   27,714
Purchase of services from CNPC and its subsidiaries:
   Fees paid for construction and technical services:                (2)
      - Exploration and development services                        (2a)   60,194   50,485
      - Other construction and technical services                   (2b)   37,063   32,256
   Fees for production services                                      (3)   38,395   32,730
   Social services charges                                           (4)    2,229    2,301
   Ancillary services charges                                        (5)    2,635    2,458
   Commission expenses and other charges                             (6)    1,178    1,241
Interest income received from related companies                      (7)      159       81
Interest expense paid to CP Finance                                  (8)    1,388    1,305
Rental paid to CNPC Company                                          (9)    2,292    2,276
Purchases of assets from CNPC and its subsidiaries                  (10)    2,395    1,795

Note:

(1) Sales of goods and services represent sales of crude oil, petroleum products and chemicals at market prices.

(2) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of not more than 15%, including exploration and development services and oilfield construction services.

(2a) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(2b) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

(3) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

(4) These represent expenditures for social welfare and support services based on the number of employees, total income or total assets which are charged at cost.

(5) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc. at market prices.

(6) CNPC purchases raw materials on behalf of the Group and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(7) The bank deposits in CP Finance as of December 31, 2007 were RMB 8,393 (2006: RMB 8,937). Interest income is calculated according to the prevailing interest rates.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

(8) The loans from CP Finance including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2007 were RMB 24,482 (2006: RMB 27,162).

(9) Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(10) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment, transportation equipment, etc. at market prices.

(11) Besides the investment in CP Finance RMB 377 as of December 31, 2007 (2006:
     RMB 377), the Group did not have any individual investment in CNPC and its subsidiaries greater than RMB 100. The Group's equity interest in CP Finance as of December 31, 2007 was 9.5% (2006: 9.5%). CP Finance's operating period started in 1995, without limited date for ending.

     Related party transactions with associates and jointly controlled entities:

                             2007     2006
                            ------   ------
(a) Sales of goods
   - Crude oil               2,374    5,023
   - Refined products       18,628   19,779
   - Chemical products         753       90
(b) Purchases of goods      29,239    9,868
(c) Purchases of services      136      126
(d) Purchases of assets         --        2

     (4) COMMISSIONED LOANS

     The Company commissioned CP Finance to provide loans to several subsidiaries and associates, charging interest in accordance with the prevailing interest rates. Loans to subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2007, the eliminated commissioned loans totalled RMB 16,833, including short-term loans of RMB 8,206, loans due within one year of RMB 807 and long-term loans of RMB 7,820.

     (5) GUARANTEES

     The Group provided guarantees of loans for associates, see Note 10(1).

     CNPC provided guarantees of loans for the Group, see Note 7(22) and 7(23).

     (6) RECEIVABLES AND PAYABLES WITH RELATED PARTIES

     (a) Accounts receivable / Other receivables / Advances to suppliers

                                             DECEMBER 31, 2007   DECEMBER 31, 2006
                                             -----------------   -----------------
CNPC AND ITS SUBSIDIARIES
   Accounts receivable                             3,796                 599
   Other receivables                               2,351               2,797
   Advances to suppliers                           7,984               4,619
ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
   Accounts receivable                               296                  82

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

   Other receivables                               2,300               4,063
   Advance to suppliers                              112                 244

     As of December 31, 2007, the receivables from related parties represented 28% (2006: 30%) of total receivables, and bad debt provision amounted to RMB 18 (2006: RMB 453 ).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

(b) Accounts payable / Other payables / Advances from customers

                                               DECEMBER 31, 2007   DECEMBER 31, 2006
                                               -----------------   -----------------
CNPC AND ITS SUBSIDIARIES
   Accounts payables                                 29,507             24,492
   Other payables                                     2,625              3,206
   Advances from customers                              924                648
ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
   Accounts payables                                     35                914
   Other payables                                         3                401
   Advances from customers                               65                125

     As of December 31, 2007, the payables to related parties represented 25% (2006: 28%) of total payables.

     (7) SUMMARY OF TRANSACTIONS WITH SUBSIDIARIES

     Significant related party transactions with subsidiaries:

                                                 2007      2006
                                               -------   -------
(a) Sales of goods                               5,757     5,429
(b) Purchase of goods                          223,381   196,445

     Receivables and payables with subsidiaries:

                                               DECEMBER 31, 2007   DECEMBER 31, 2006
                                               -----------------   -----------------
Other receivables                                    12,997               7,890
Other payables                                       33,227              30,428

     (8) KEY MANAGEMENT PERSONNEL COMPENSATION

                                                 2007      2006
                                               -------   -------
                                               RMB'000   RMB'000
Key management personnel compensation (i)       10,618    8,155

(i) Key management personnel compensation do not include deferred payments made to directors and other key management in accordance with the relevant PRC government regulations, in respect of 2004 to 2006 in the amount of RMB 5,143 thousand.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     10. CONTINGENT LIABILITIES

     (1) BANK AND OTHER GUARANTEES

     At December 31, 2007, the Group had contingent liabilities in respect of guarantees made to CP Finance, a subsidiary of CNPC from which it is anticipated that no material liabilities will arise.

                                               DECEMBER 31, 2007   DECEMBER 31, 2006
                                               -----------------   -----------------
Guarantee of borrowings of associates from
   CP Finance                                          77                 162
Guarantee of borrowings of third party from
   a state-controlled bank                             --                  41
                                                      ---                 ---
                                                       77                 203
                                                      ===                 ===

     (2) ENVIRONMENTAL LIABILITIES

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot be reasonably estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements that will have a material adverse effect on the financial position of the Group.

     (3) LEGAL CONTINGENCIES

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

     (4) LEASING OF ROADS, LAND AND BUILDINGS

     According to the Restructuring Agreement entered into between the Company and CNPC in 2000:

     - CNPC will use its best endeavors to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued.

     - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     As at December 31, 2007, CNPC had obtained formal land use right certificates in relation to 27,554 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The management of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the operating results and the financial position of the Group.

     (5) GROUP INSURANCE

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     11. COMMITMENTS

     (1) OPERATING LEASE COMMITMENTS

     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2007 and 2006 under non-cancellable operating leases are as follows:

                                               DECEMBER 31, 2007   DECEMBER 31, 2006
                                               -----------------   -----------------
Within one year                                       3,394               3,099
Between one to two years                              3,077               2,749
Between two to three years                            2,927               2,714
Thereafter                                           84,997              86,218
                                                     ------              ------
                                                     94,395              94,780
                                                     ======              ======

     Operating lease expenses for the year ended December 31, 2007 was RMB 6,976 (2006: RMB 5,378).

     (2) CAPITAL COMMITMENTS

     Capital expenditure contracted for at the balance sheet date but not yet recognised in the financial statements are as follows:

                                               DECEMBER 31, 2007   DECEMBER 31, 2006
                                               -----------------   -----------------
Oil and gas properties                                   26                273
Buildings, equipment and machinery                   11,345              8,658
Other                                                   250                262
                                                     ------              ------
                                                     11,621              9,193
                                                     ======              ======

     (3) EXPLORATION AND PRODUCTION LICENSES

     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 660 for the year ended December 31, 2007 (2006: RMB
662).

     Estimated annual payments for the next five years are as follows:

                                                                   DECEMBER 31, 2007
                                                                   -----------------
First year                                                                906
Second year                                                               906
Third year                                                                906
Fourth year                                                               906
Fifth year                                                                906

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     12. FINANCIAL RISK MANAGEMENT

     The Group's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

     (1) FOREIGN EXCHANGE RATE RISK

     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to meet its needs for normal business operations. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Management is not in a position to anticipate changes in the PRC foreign exchange regulations and as such is unable to reasonably anticipate the impacts on the Group's results of operations or financial position arising from future changes in exchange rates. The Group did not enter into material hedge contracts during any of the years presented to hedge against its foreign exchange rate risk.

     (2) CASH FLOW AND FAIR VALUE INTEREST RATE RISK

     The Group is exposed to the risk arising from changes in interest rates. A detailed analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 23.

     (3) PRICE RISK

     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts to the Group. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil or petroleum products and therefore the Group is exposed to general price fluctuations of crude oil and petroleum products.

     (4) CREDIT RISK

     Credit risk arises primarily from cash and cash equivalents, accounts receivable, other receivables, notes receivable and time deposits. As the majority of cash at bank and time deposits are placed with state-owned banks and financial institutions, the corresponding credit risk is relatively low. The Group has controls in place to assess the credit quality of its customers. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, notes receivable and time deposits included in the consolidated balance sheet represent the Group's maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

     The Group has no significant concentration of credit risk.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     (5) FAIR VALUE ESTIMATION

     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2007 and 2006 are disclosed in the respective accounting policies.

     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hands, accounts receivable, other receivables, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 23.

     13. OTHER SIGNIFICANT MATTERS

     The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The management personnel comprising directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.

     The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK$1.28 per share.

     As at December 31, 2007, none of the key management holders of the share appreciation rights had exercised the rights. The difference between the liability for the units calculated using the exercise price and the market price was included in employee compensation. The expense for the year ended December 31, 2007 amounted to RMB 233 (2006: RMB 537), and the liability as at December 31, 2007 amounted to RMB 1,400 (2006: RMB 1,167).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     14. FIRST TIME ADOPTION OF CAS

     The reconciliation between the beginning and ending balances of the consolidated shareholders' equity and the consolidated net profit for the year then ended December 31, 2006 under the old CAS and CAS is as follows:


                                                            CONSOLIDATED   CONSOLIDATED NET    CONSOLIDATED
                                                           SHAREHOLDERS'    PROFIT FOR THE    SHAREHOLDERS'
                                                            EQUITY AS OF      YEAR ENDED       EQUITY AS OF
                                                              JANUARY          DECEMBER          DECEMBER
                                                              1, 2006          31, 2006          31, 2006
                                                           -------------   ----------------   -------------
Amounts presented in accordance with the old CAS              491,935          133,555           557,197
                                                              -------          -------           -------
Difference in long-term equity investments                        199               30               229
  Including:
   Credit difference derived from other long-term equity
      investments accounted for using the equity method            97              (27)               70
   Debit difference derived from other long-term equity
      investments accounted for using the equity method           102               57               159
Adjustment due to change in net identifiable assets of
investees                                                          12               25                37
Excess of cost less fair value derived from business
   combination under common control                            (6,946)             695            (6,251)
Negative goodwill derived from business combination
   under common control                                           494              (73)              421
Revaluation derived from business combination under
   common control                                              (6,297)             156            (6,141)
Purchase of subsidiaries' minority interest                    (1,339)             315            (3,648)
Assets retirement obligation expense due to effective
   interest rate method                                          (326)            (796)           (1,122)
Depreciation of oil and gas properties related to assets
   retirement obligation                                         (367)          (1,670)           (2,037)
Assets retirement obligation that is settled                        1               96                97
Retrospective adjustments made to business combination
   under common control                                         1,409               --             1,409
Adjustments made to debt forgiven and donations received           --              509                --
Reversal of reversed impairment losses on prior years'
   long-term assets                                              (230)              (4)             (234)
Unrecognised losses on investment                                  --             (538)               --
Deferred taxation                                              (2,018)           3,929             1,911
   Including:
   Deferred tax assets                                         10,515            3,876            14,391
   Deferred tax liabilities                                   (12,533)              53           (12,480)
Foreign currency translation differences                         (289)              --              (401)
Minority interest                                              23,996            6,518            26,128
                                                              -------          -------           -------
Amounts presented in accordance with the CAS                  500,234          142,747           567,595
                                                              =======          =======           =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                           (All amounts in RMB millions unless otherwise stated)

     15. CONSOLIDATED NET PROFIT AFTER DEDUCTING NON-RECURRING ITEMS

                                                             2007      2006
                                                           -------   -------
Consolidated net profit                                    143,494   142,747
Add: Net loss on disposal of non-current assets                753     1,783
   Net non-operating expenses                                1,371     1,432
Less: Government grant                                        (388)     (610)
   Tax impact on non-recurring items                          (443)     (562)
                                                           -------   -------
Consolidated net profit after deducting non-recurring
   items                                                   144,787   144,790
                                                           =======   =======

PETROCHINA COMPANY LIMITED                 MANAGEMENT SUPPLEMENTARY INIFORMATION
                           (All amounts in RMB millions unless otherwise stated)

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS

     The financial statements of the Group prepared in accordance with CAS differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

                                                               NOTES             2007              2006
                                                           -------------   ----------------   -------------
Consolidated profit for the year under IFRS                                    155,229           149,397
Adjustments:
   Depletion of oil and gas properties                           (1)            (7,463)           (9,173)
   Amortisation of revaluation for assets other than
      fixed assets and oil and gas properties in 1999            (2)               (75)              (81)
   Disposal of revaluation for assets other than fixed
      assets and oil and gas properties in 1999                  (2)              (382)               --
   Depreciation and depletion of revaluation for fixed
      assets and oil and gas properties in 2003                  (3)              (162)             (111)
   Reversal of reversed impairment for non-current
      assets                                                     (4)                --                (4)
   Disposal difference due to the reversal of reversed
      impairment for non-current assets                          (4)               142                --
   Reversal of safety funds accrued under CAS which do
      not meet the liability definition under IFRS               (5)            (3,559)               --
   Other                                                                           (57)              (14)
   Deferred taxation                                             (6)              (179)            2,733
                                                                               -------           -------
Consolidated profit for the year under CAS                                     143,494           142,747
                                                                               =======           =======

                                                                               DECEMBER          DECEMBER
                                                               NOTES           31, 2007          31, 2006
                                                           -------------   ----------------   -------------
Consolidated shareholders' equity under IFRS                                   776,347           617,591
Adjustments:
   Depletion of oil and gas properties                          (1)            (79,662)         (72,199)
   Revaluation and amortisation and disposal of
      revaluation for assets other than fixed assets and
      oil and gas properties in 1999                            (2)                409              866
   Revaluation and depreciation and depletion of
      revaluation for fixed assets and oil and gas
      properties in 2003                                        (3)                337              499
   Reversal of reversed impairment for non-current
      assets and the disposal difference due to that            (4)                (92)            (234)
   Reversal of safety funds accrued under CAS which do
      not meet the liability definition under IFRS              (5)             (3,559)              --
   Currency translation differences                                               (390)             (787)
   Other                                                                           525               524
   Deferred taxation                                            (6)             21,156            21,335
                                                                               -------           -------
Consolidated  shareholders' equity under CAS                                   715,071           567,595
                                                                               =======           =======

(1) Depletion for oil and gas properties is provided using the unit of production method under IFRS, while the straight-line method is used under CAS.

(2) During the Restructuring in 1999, valuation was carried out on Jun 30, 1999 for assets and liabilities CNPC invested. Valuation results from China Enterprise Appraisals are all recognised in financial statements under CAS. However, in the financial statements under IFRS, revaluation model is used in subsequent measurement by the Group only for fixed assets and oil and gas properties. Consequently, valuation results other than fixed assets and oil and gas properties are not recognised in the financial statements under IFRS.

PETROCHINA COMPANY LIMITED                 MANAGEMENT SUPPLEMENTARY INIFORMATION
                           (All amounts in RMB millions unless otherwise stated)

(3) As revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluation should be carried out by independent appraisers regularly. In order to meet the requirement of IFRS, on September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The result of revaluation is recognised in the financial statements under IFRS. However, fixed assets and oil and gas properties are measured by cost model under CAS. Consequently, these revaluation results are not recognised in the financial statements under CAS.

(4) Under CAS, once recognised, the impairment loss for long-term assets, such as fixed assets, oil and gas properties, intangible assets and long-term equity investment, can not be reversed in subsequent accounting periods. However, under IFRS, once changes have been indicated for various factors based on which impairment for long term assets was provided and make the recoverable amount higher than the carrying amount, the impairment loss recognised previously shall be reversed.

(5) In accordance with the "Temporary regulation for safety expense financial management of high risk industry" from MOF of PRC, this safety fund has been accrued for the Group's oil and gas exploration, refinery and chemical production activities within PRC from Jan 1, 2007. This safety fund has been recognised into the Group's income statement. The accrued safety fund will be used for improving the safety conditions of production. As the Group did not have specific utilisation plan for this accrued safety fund as at December 31, 2007, it was reversed under IFRS.

(6) The consequences of (1)-(5) and other differences between IFRS and CAS on deferred taxation.

(PRICEWATERHOUSECOOPERS LOGO)

(Chinese Characters)                               PricewaterhouseCoopers
                                                   22nd Floor, Prince's Building
                                                   Central, Hong Kong
                                                   Telephone (852) 2289 8888
                                                   Facsimile (852) 2810 9888

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED

(ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA WITH LIMITED LIABILITY)

     We have audited the consolidated financial statements of PetroChina Company Limited (the "Company") and its subsidiaries (the "Group") set out on pages 166 to 226, which comprise the consolidated and Company balance sheets as at December 31, 2007, and the consolidated profit and loss account, cash flow statement and statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

     DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

     The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

     AUDITOR'S RESPONSIBILITY

     Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

     OPINION

     In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at December 31, 2007 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

     OTHER MATTERS

     This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

     PricewaterhouseCoopers
     Certified Public Accountants
     Hong Kong, March 19, 2008

                           PETROCHINA COMPANY LIMITED
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      For the year ended December 31, 2007
                              (Amounts in millions)

                                                           NOTES     2007       2006
                                                           -----   --------   --------
                                                                      RMB        RMB
TURNOVER                                                     6      835,037    688,978
                                                                   --------   --------
OPERATING EXPENSES
   Purchases, services and other                                   (370,740)  (271,123)
   Employee compensation costs                               8      (50,616)   (39,161)
   Exploration expenses, including exploratory dry holes            (20,648)   (18,822)
   Depreciation, depletion and amortisation                         (66,625)   (61,388)
   Selling, general and administrative expenses                     (51,576)   (43,235)
   Taxes other than income taxes                             9      (73,712)   (56,666)
   Other expense, net                                                (1,265)      (607)
                                                                   --------   --------
TOTAL OPERATING EXPENSES                                           (635,182)  (491,002)
                                                                   --------   --------
PROFIT FROM OPERATIONS                                              199,855    197,976
                                                                   --------   --------
FINANCE COSTS
   Exchange gain                                                      1,693      1,830
   Exchange loss                                                     (2,559)    (1,756)
   Interest income                                                    1,990      2,066
   Interest expense                                          10      (3,595)    (3,220)
                                                                   --------   --------
TOTAL NET FINANCE COSTS                                              (2,471)    (1,080)
                                                                   --------   --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED
   ENTITIES                                                  17       6,997      2,277
                                                                   --------   --------
PROFIT BEFORE TAXATION                                       7      204,381    199,173
TAXATION                                                     12     (49,152)   (49,776)
                                                                   --------   --------
PROFIT FOR THE YEAR                                                 155,229    149,397
                                                                   ========   ========
ATTRIBUTABLE TO:

   Equity holders of the Company                                    145,625    142,224
   Minority interest                                                  9,604      7,173
                                                                   --------   --------
                                                                    155,229    149,397
                                                                   ========   ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT
   ATTRIBUTABLE  TO EQUITY  HOLDERS OF THE COMPANY
   DURING THE YEAR (RMB YUAN)                                14        0.81       0.79
                                                                   ========   ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY      15      64,517     68,589
                                                                   ========   ========

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                           CONSOLIDATED BALANCE SHEET
                             As of December 31, 2007
                              (Amounts in millions)

                                                           NOTES     2007      2006
                                                           -----   -------   -------
                                                                     RMB       RMB
NON CURRENT ASSETS
   Property, plant and equipment                             16    762,882   645,337
   Investments in associates and jointly controlled
      entities                                               17     26,535    32,956
   Available-for-sale financial assets                       18      2,581     2,054
   Advance operating lease payments                          20     23,417    20,468
   Intangible and other assets                               21      8,488     6,627
   Time deposits with maturities over one year                       5,053     2,499
                                                                   -------   -------
TOTAL NON CURRENT ASSETS                                           828,956   709,941
                                                                   -------   -------
CURRENT ASSETS
Inventories                                                  22     88,467    76,038
   Accounts receivable                                       23     18,419     8,488
   Prepaid expenses and other current assets                 24     36,018    23,281
   Notes receivable                                          25      4,735     2,844
   Time deposits with maturities over three months but
      within one year                                               18,042     3,012
   Cash and cash equivalents                                 26     65,494    48,559
                                                                   -------   -------
TOTAL CURRENT ASSETS                                               231,175   162,222
                                                                   -------   -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                  27    144,353   120,182
   Income tax payable                                               11,709    17,744
   Other taxes payable                                              11,099     6,190
   Short-term borrowings                                     28     30,934    35,763
                                                                   -------   -------
TOTAL CURRENT LIABILITIES                                          198,095   179,879
                                                                   -------   -------
NET CURRENT ASSETS / (LIABILITIES)                                  33,080   (17,657)
                                                                   -------   -------
TOTAL ASSETS LESS CURRENT LIABILITIES                              862,036   692,284
                                                                   =======   =======
EQUITY
   Equity attributable to equity holders of the Company:
   Share capital                                             29    183,021   179,021
   Retained earnings                                               332,432   264,092
   Reserves                                                  30    217,952   143,564
                                                                   -------   -------
                                                                   733,405   586,677
   Minority interest                                                42,942    30,914
                                                                   -------   -------
TOTAL EQUITY                                                       776,347   617,591
                                                                   -------   -------
NON CURRENT LIABILITIES
   Long-term borrowings                                      28     39,688    35,634
   Asset retirement obligations                              32     24,761    18,481
   Deferred taxation                                         31     20,205    19,583
   Other long-term obligations                                       1,035       995
                                                                   -------   -------
TOTAL NON CURRENT LIABILITIES                                       85,689    74,693
                                                                   -------   -------
TOTAL EQUITY AND NON CURRENT LIABILITIES                           862,036   692,284
                                                                   =======   =======

   The accompanying notes are an integral part of these financial statements.


----------------------   -----------   -----------------------
Chairman and President     Director    Chief Financial Officer
     Jiang Jiemin        Zhou Jiping        Zhou Mingchun

                           PETROCHINA COMPANY LIMITED
                                  BALANCE SHEET
                             As of December 31, 2007
                              (Amounts in millions)

                                                           NOTES     2007      2006
                                                           -----   -------   -------
                                                                     RMB       RMB
NON CURRENT ASSETS
   Property, plant and equipment                             16    560,672   466,707
   Investments in associates and jointly controlled
      entities                                               17      3,309     3,458
   Available-for-sale financial assets                       18      1,506     1,011
   Subsidiaries                                              19    106,816   111,091
   Advance operating lease payments                          20     18,998    15,776
   Intangible and other assets                               21      7,188     5,620
                                                                   -------   -------
TOTAL NON CURRENT ASSETS                                           698,489   603,663
                                                                   -------   -------
CURRENT ASSETS
   Inventories                                               22     70,284    60,270
   Accounts receivable                                       23      2,131     1,574
   Prepaid expenses and other current assets                 24     40,514    22,052
   Notes receivable                                          25      3,988     2,097
   Time deposits with maturities over three months but
      within one year                                               18,000     3,000
   Cash and cash equivalents                                 26     60,332    45,029
                                                                   -------   -------
TOTAL CURRENT ASSETS                                               195,249   134,022
                                                                   -------   -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                  27    131,979   120,000
   Income tax payable                                                8,542    15,568
   Other taxes payable                                               5,251     3,296
   Short-term borrowings                                     28     26,927    27,676
                                                                   -------   -------
TOTAL CURRENT LIABILITIES                                          172,699   166,540
                                                                   -------   -------
NET CURRENT ASSETS/(LIABILITIES)                                    22,550   (32,518)
                                                                   -------   -------
TOTAL ASSETS LESS CURRENT LIABILITIES                              721,039   571,145
                                                                   =======   =======
EQUITY
   Equity attributable to equity holders of the Company:
   Share capital                                             29    183,021   179,021
   Retained earnings                                               265,806   205,379
   Reserves                                                  30    215,561   140,407
                                                                   -------   -------
  TOTAL EQUITY                                                     664,388   524,807
                                                                   -------   -------
NON CURRENT LIABILITIES
   Long-term borrowings                                      28     32,544    27,665
   Asset retirement obligations                              32     15,307    11,269
   Deferred taxation                                         31      7,849     6,480
   Other long-term obligations                                         951       924
                                                                   -------   -------
TOTAL NON CURRENT LIABILITIES                                       56,651    46,338
                                                                   -------   -------
TOTAL EQUITY AND NON CURRENT LIABILITIES                           721,039   571,145
                                                                   =======   =======

   The accompanying notes are an integral part of these financial statements.


----------------------   -----------   -----------------------
Chairman and President     Director    Chief Financial Officer
     Jiang Jiemin        Zhou Jiping        Zhou Mingchun

                           PETROCHINA COMPANY LIMITED
                        CONSOLIDATED CASH FLOW STATEMENT
                      For the Year Ended December 31, 2007
                              (Amounts in millions)

                                                                        NOTES     2007       2006
                                                                        -----   --------   --------
                                                                                   RMB        RMB
CASH FLOWS FROM OPERATING ACTIVITIES                                      33     203,748    198,102
                                                                                --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                         (172,511)  (130,409)
   Acquisition of  investments  in associates and jointly  controlled
   entities                                                                       (1,903)    (1,173)
   Acquisition of available-for-sale financial assets                               (324)       (62)
   Consolidation/(acquisition) of PetroKazakhstan Inc.                    17       1,542    (21,376)
   Net proceeds from investments in collateralised loans with
      maturities not greater than three months                                        --        235
   Acquisition of intangible assets                                               (2,521)    (1,358)
   Acquisition of other non-current assets                                          (857)    (1,706)
   Purchase of minority interest in listed subsidiaries                   19        (149)    (4,095)
   Other purchase of minority interest                                               (29)      (640)
   Repayment of capital by associates and jointly controlled entities              6,618         99
   Proceeds from disposal of property, plant and equipment                         1,014        346
   Proceeds from disposal of investments in associates and jointly
      controlled entities                                                          1,033         69
   Proceeds from disposal of available-for-sale financial assets                     276          4
   Proceeds from disposal of intangible and other non-current assets                  --          2
   Dividends received                                                              1,463      2,099
   Increase  in time deposits with maturities over three months                  (17,857)      (486)
                                                                                --------   --------
NET CASH USED FOR INVESTING ACTIVITIES                                          (184,205)  (158,451)
                                                                                --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments of short-term borrowings                                           (33,027)   (28,349)
   Repayments of long-term borrowings                                            (24,071)   (17,587)
   Dividends paid to minority interest                                            (6,150)    (3,033)
   Dividends paid to equity holders of the Company                        15     (64,517)   (68,589)
   Issuance of A shares                                                   29      66,243         --
   Increase in short-term borrowings                                              36,842     30,183
   Increase in long-term borrowings                                               20,650     14,195
   Capital contribution from minority interest                                     1,349      1,492
   Change in other long-term obligations                                              33        (51)
                                                                                --------   --------
NET CASH USED FOR FINANCING ACTIVITIES                                            (2,648)   (71,739)
                                                                                --------   --------
TRANSLATION OF FOREIGN CURRENCY                                                       40       (258)
                                                                                --------   --------
   Increase/(Decrease) in cash and cash equivalents                               16,935    (32,346)
   Cash and cash equivalents at beginning of the year                     26      48,559     80,905
                                                                                --------   --------
   Cash and cash equivalents at end of the year                           26      65,494     48,559
                                                                                ========   ========

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                   CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                      For the Year Ended December 31, 2007
                              (Amounts in millions)

                                                      ATTRIBUTABLE TO EQUITY HOLDERS OF THE
                                                                     COMPANY
                                                    ----------------------------------------
                                                     SHARE    RETAINED                         MINORITY    TOTAL
                                                    CAPITAL   EARNINGS   RESERVES   SUBTOTAL   INTEREST    EQUITY
                                                    -------   --------   --------   --------   --------   -------
                                                      RMB        RMB        RMB        RMB        RMB       RMB
Balance at January 1, 2006                          179,021   203,812    132,556    515,389     28,278    543,667
                                                    -------   -------    -------    -------     ------    -------
Currency translation differences                         --        --       (191)      (191)      (204)      (395)
                                                    -------   -------    -------    -------     ------    -------
Net loss recognised directly in equity                   --        --       (191)      (191)      (204)      (395)
Profit for the year ended December 31, 2006              --   142,224         --    142,224      7,173    149,397
                                                    -------   -------    -------    -------     ------    -------
Total recognised income/(loss) for 2006                  --   142,224       (191)   142,033      6,969    149,002
                                                    -------   -------    -------    -------     ------    -------
Transfer to reserves (Note 30)                           --   (13,355)    13,355         --         --         --
Final dividends for 2005 (Note 15)                       --   (32,282)        --    (32,282)        --    (32,282)
Interim dividends for 2006 (Note 15)                     --   (36,307)        --    (36,307)        --    (36,307)
Dividends to minority interest                           --        --         --         --     (3,000)    (3,000)
Purchase of minority interest in subsidiaries
   (Note 19)                                             --        --     (2,156)    (2,156)    (2,579)    (4,735)
Capital contribution from minority interest              --        --         --         --      1,492      1,492
Other                                                    --        --         --         --       (246)      (246)
                                                    -------   -------    -------    -------     ------    -------
Balance at December 31, 2006                        179,021   264,092    143,564    586,677     30,914    617,591
                                                    =======   =======    =======    =======     ======    =======
Currency translation differences                         --        --       (771)      (771)      (798)    (1,569)
                                                    -------   -------    -------    -------     ------    -------
Net loss recognised directly in equity                   --        --       (771)      (771)      (798)    (1,569)
Profit for the year ended December 31, 2007              --   145,625         --    145,625      9,604    155,229
                                                    -------   -------    -------    -------     ------    -------
Total recognised income/(loss) for 2007                  --   145,625       (771)   144,854      8,806    153,660
                                                    -------   -------    -------    -------     ------    -------
Transfer to reserves (Note 30)                           --   (12,768)    12,768         --         --         --
Final dividends for 2006 (Note 15)                       --   (27,694)        --    (27,694)        --    (27,694)
Interim dividends for 2007 (Note 15)                     --   (36,823)        --    (36,823)        --    (36,823)
Dividends to minority interest                           --        --         --         --     (6,144)    (6,144)
Purchase of minority interest in subsidiaries
   (Note 19)                                             --        --       (113)      (113)       (65)      (178)
Issuance of A shares                                  4,000        --     62,243     66,243         --     66,243
Consolidation of PetroKazakhstan Inc.                    --        --         --         --      8,101      8,101
Capital contribution from minority interest              --        --         --         --      1,349      1,349
Fair value gain from available-for-sale financial
   assets                                                --        --        261        261         --        261
Other                                                    --        --         --         --        (19)       (19)
                                                    -------   -------    -------    -------     ------    -------
Balance at December 31, 2007                        183,021   332,432    217,952    733,405     42,942    776,347
                                                    =======   =======    =======    =======     ======    =======

   The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

     PetroChina Company Limited (the "Company") was established in the People's Republic of China ( "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares in Hong Kong and in the United States of America in 2000 (Note 29). The Company and its subsidiaries are collectively referred to as the "Group".

     The Group is principally engaged in (i) the exploration, development and production and sale of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (Note 39).

2 BASIS OF PREPARATION

     The consolidated financial statements (comprising the consolidated balance sheet, the consolidated profit and loss account, cash flow statement and statement of changes in equity and a summary of significant accounting policies and other explanatory notes) and the balance sheet of the Company have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements and the balance sheet of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.

     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

     In 2007, with the exception of IFRS 7, 'Financial instruments:
Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements - Capital disclosures' that introduces certain new disclosures (Note 4) relating to financial instruments, the adoption of other relevant new standards and interpretations does not have any significant impact on the consolidated financial statements.

3 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

     (A) BASIS OF CONSOLIDATION

     Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

     A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries except for the business

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

combination under common control. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit and loss account.

     An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.

     Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

     For purposes of the presentation of the Company's balance sheets, investments in subsidiaries are accounted for at cost.

     A listing of the Group's principal subsidiaries is set out in Note 19.

     (B) INVESTMENTS IN ASSOCIATES

     Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost. Under this method of accounting the Group's share of the post-acquisition profits or losses of associates is recognised in the consolidated profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired associate at the date of acquisition.

     For purpose of the presentation of the Company's balance sheet, investments in associates are accounted for at cost.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     A listing of the Group's principal associates is shown in Note 17.

     (C) INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

     Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group's interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.

     For purpose of the presentation of the Company's balance sheet, investments in jointly controlled entities are accounted for at cost.

     A listing of the Group's principal jointly controlled entities is shown in
Note 17.

     (D) TRANSACTIONS WITH MINORITY INTEREST

     The Group applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Gains and losses resulting from the disposals to minority interest are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired, resulting from the purchase from minority interest, are recorded in equity.

     (E) FOREIGN CURRENCIES

     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). Most assets and operations of the Group are located in the PRC (Note 39), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi ("RMB"). The consolidated financial statements are presented in the presentation currency of RMB.

     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the balance sheet date; gains and losses resulting from the settlements of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit and loss account.

     For the Group's entities that have a functional currency different from the Group's presentation currency, assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date. Income and expenses for each income statement presented are translated at average exchange rates and the resulting exchange differences are recognised as a separate component of equity.

     The Group has no material hedge contracts during any of the years presented. No foreign currency exchange gains or losses were capitalised in any of the years presented.

     (F) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including oil and gas properties (Note 3
(g)), are recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts. Revaluations are performed by independent qualified valuers periodically.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustments are made if the carrying values differ significantly from their respective fair values.

     Increases in the carrying values arising from revaluations are credited to the revaluation reserve. Decreases in the carrying values arising from revaluations are first offset against increases from earlier revaluations in respect of the same assets and are thereafter charged to the consolidated profit and loss account. All other decreases carrying values are charged to the consolidated profit and loss account. Any subsequent increases are credited to the consolidated profit and loss account up to the respective amounts previously charged.

     Revaluation surpluses realised through the depreciation or disposal of revalued assets are retained in the revaluation reserve and will not be available for offsetting against future revaluation losses.

     Depreciation, to write off the cost or valuation of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.

     The Group uses the following useful lives for depreciation purposes:

Buildings                 8 - 40 years
Equipment and Machinery   4 - 30 years
Motor vehicles            7 - 14 years
Other                     5 - 12 years

     No depreciation is provided for construction in progress until they are completed and ready for use.

     The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

     Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.

     Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit and loss account.

     Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for planned major maintenance activities, primarily related to refinery turnarounds, are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     (G) OIL AND GAS PROPERTIES

     The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is under way or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.

     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.

     The cost of oil and gas properties is amortised at the field level based on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group's production licenses. The Group's oil and gas reserves estimates include only crude oil and condensate and natural gas which management believes can be reasonably produced within the current terms of these production licenses.

     (H) INTANGIBLE ASSETS

     Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their useful lives, generally less than 10 years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     (I) FINANCIAL ASSETS

     Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has only loans and receivables and available-for-sale financial assets. The detailed accounting policies for loans and receivables and available-for-sale financial assets held by the Group are set out below.

     -    Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. The Group's loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents in the balance sheet. The recognition methods for loans and receivables are disclosed in the respective policy statements.

     -    Available-for-sale financial assets

     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Group's available-for-sale financial assets primarily comprise unquoted equity instruments.

     Regular purchases and sales of available-for-sale financial assets are recognised on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale financial assets are initially recognised at fair value plus transaction costs. Available-for-sale financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred out substantially all risks and rewards of ownership in the investment. Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

     (J) LEASES

     Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.

     Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC's land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.

     (K) RELATED PARTIES

     Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations in which the Company is able to control, jointly control or exercise significant influence, key management personnel of the Company and CNPC and their close family members.

     Transactions with related parties do not include those done in the ordinary course of business with terms consistently applied to all public and private entities and where there is no choice of supplier such as electricity, telecommunications, postal service and local government retirement funds.

     (L) INVENTORIES

     Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

     (M) ACCOUNTS RECEIVABLE

     Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment of accounts receivable is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

     (N) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.

     (O) ACCOUNTS PAYABLE

     Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

     (P) BORROWINGS

     Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     Borrowing costs should be recognised as an expense in the period in which they are incurred except for the portion eligible for capitalisation as part of qualifying property, plant and equipment.

     Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the balance sheet date.

     (Q) TAXATION

     The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.

     Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates (and tax laws) that has been enacted or substantially enacted by the balance sheet date and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.

     The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

     The Group also incurs various other taxes and levies that are not income taxes. "Taxes other than income taxes", which form part of the operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note
9), consumption tax, resource tax, urban construction tax, education surcharges and business tax.

     (R) REVENUE RECOGNITION

     Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group's activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.

     The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.

     (S) PROVISIONS

     Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.

     (T) RESEARCH AND DEVELOPMENT

     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.

     (U) RETIREMENT BENEFIT PLANS

     The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans are charged to expense as incurred.

     The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than the monthly contributions described above.

     (V) SHARE-BASED COMPENSATION - SHARE APPRECIATION RIGHT

     Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in liability recorded in employee compensation costs in the consolidated profit and loss account; the related liability is included in the salaries and welfare payable.

     (W) NEW ACCOUNTING DEVELOPMENTS

     IAS 1 (Amendment), 'Presentation of financial statements' requires all changes in equity arising from transactions with owners in their capacity as owners and related current and deferred tax impacts be presented separately from non-owner changes in equity. Recognised income and expenses shall be presented in a single statement (a statement of comprehensive income) or in two statements (a statement of profit or loss and a statement of comprehensive income), separately from owner changes in equity. IAS 1 (Amendment) is effective from January 1, 2009 and the group is currently evaluating the impact of IAS 1 (Amendment) on the Group's financial statements.

     IAS 23 (Amendment), 'Borrowing costs' requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. IAS 23

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

(Amendment) is effective from January 1, 2009 and the adoption of IAS 23 (Amendment) is not expected to affect the Group's financial statements as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised under the Group's current accounting policy.

     IFRS 8, 'Operating segments ' replaces IAS 14. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. IFRS 8 is effective from January 1, 2009 and the Group is currently evaluating the impact of IFRS 8 on the Group's financial statements.

     IFRIC 11, 'IFRS 2-Group and treasury share transactions', provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group entities. IFRIC 11 is effective from March 1, 2007 and the Group's current evaluating the impact of IFRIC 11 on the Group's financial statements.

     IFRIC 13, 'Customer loyalty programmes' clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is effective from January 1, 2009 and the Group is currently evaluating the impact of IFRIC 13 on the Group's financial statements.

     IFRIC 14, 'IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction' provides guidance on assessing the limit in IAS 19 on the amount of the funding surplus that can be recognised as defined benefit asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 is effective from January 1, 2009 and the Group is currently evaluating the impact of IFRIC 14 on the Group's financial statements.

4  FINANCIAL RISK MANAGEMENT

     4.1  FINANCIAL RISK FACTORS

     The Group's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.

     (A) MARKET RISK

     -    Foreign exchange rate risk

     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to meet its needs for normal business operations. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitation in foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Management is not in a position to anticipate changes in the PRC foreign exchange regulations and as such is unable to reasonably anticipate the impacts on the Group's results of operations or financial position arising from future changes in exchange rates. The Group did not enter into material hedge contracts during any of the years presented to hedge against its foreign exchange rate risk.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     -    Cash flow and fair value interest rate risk

     The Group is exposed to the risk arising from changes in interest rates. A detailed analysis of the Group's borrowings, together with their respective interest rates and maturity dates, are included in Note 28.

     -    Price risk

     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts to the Group. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil or petroleum products and therefore the Group is exposed to general price fluctuations of crude oil and petroleum products.

     (B) CREDIT RISK

     Credit risk arises primarily from cash and cash equivalents, accounts receivable, other receivables, notes receivable and time deposits. As the majority of cash at bank and time deposits are placed with state-owned banks and financial institutions, the corresponding credit risk is relatively low. The Group has controls in place to assess the credit quality of its customers. The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, notes receivable and time deposits included in the consolidated balance sheet represent the Group's maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.

     The Group has no significant concentration of credit risk.

     (C) LIQUIDITY RISK

     The Group's liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.

     Analysis of the Group's financial liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in
Note 28.

     4.2 CAPITAL RISK MANAGEMENT

     The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, so as to provide returns for equity holders and to reduce its cost of capital.

     4.3 FAIR VALUE ESTIMATION

     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2007 and 2006 are disclosed in the respective accounting policies.

     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group's consolidated financial statements.

     (A) ESTIMATION OF OIL AND NATURAL GAS RESERVES

     Oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group's consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net profit. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.

     (B) ESTIMATION OF IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plans. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the pricing regulations will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying values of the related production assets. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

     (C) ESTIMATION OF ASSET RETIREMENT OBLIGATIONS

     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

6 TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 39.

7 PROFIT BEFORE TAXATION

                                                                      2007      2006
                                                                    -------   -------
                                                                      RMB       RMB
Profit before taxation is arrived at after crediting and charging of the following items:
Crediting
   Dividend income from available-for-sale financial assets             111       208
   Reversal of provision for impairment of receivables                2,473       460
   Reversal of impairment of available-for-sale financial assets         --         4
   Reversal of write down in inventories                                 98       180
Charging
   Amortisation on intangible and other assets                        1,491     1,250
   Auditors' remuneration                                               119       140
   Cost of inventories (approximates cost of goods sold)
      recognised as expense                                         459,472   341,456
   Depreciation on property, plant and equipment, including
      impairment provision
      - owned assets                                                 63,349    58,669
      - assets under finance leases                                       6         6
   Impairment of available-for-sale financial assets                     --        36
   Provision for impairment of receivables                              120       144
   Interest expense (Note 10)                                         3,595     3,220
   Loss on disposal of property, plant and equipment                  1,808     1,753
   Operating lease expenses                                           7,439     5,378
   Repair and maintenance                                            10,691     9,233
   Research and development expenses                                  5,315     4,260
   Transportation expenses                                           20,540    17,872
   Write down in inventories                                            153       320

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

8 EMPLOYEE COMPENSATION COSTS

                         2007     2006
                        ------   ------
                          RMB      RMB
Wages and salaries      32,562   26,629
Social security costs   18,054   12,532
                        ------   ------
                        50,616   39,161
                        ======   ======

     Social security costs mainly represent contributions to funds for staff welfare organised by the PRC municipal and provincial governments and others including contribution to the retirement benefit plans (Note 34).

9 TAXES OTHER THAN INCOME TAXES

     Taxes other than income taxes include RMB 44,582 for the year ended December 31, 2007 (2006: RMB 28,914) of special levy which is paid or payable on the portion of income realised from the sales of domestically-produced crude oil at prices above certain level. This levy was imposed by the PRC government and became effective from March 26, 2006.

10 INTEREST EXPENSE

                                                  2007     2006
                                                 ------   ------
                                                   RMB      RMB
Interest on
   Bank loans
      - wholly repayable within five years        1,985    1,952
      - not wholly repayable within five years      181       73
   Other loans
      - wholly repayable within five years        1,643    1,218
      - not wholly repayable within five years      318      496
   Accretion expense (Note 32)                    1,202      796
Less: Amounts capitalised                        (1,734)  (1,315)
                                                 ------   ------
                                                  3,595    3,220
                                                 ======   ======

     Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of acquiring qualifying assets. Interest rates on such capitalised borrowings range from 5.832% to 6.966% (2006: 5.265% to 5.832%) per annum.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

11 EMOLUMENTS OF DIRECTORS AND SUPERVISORS

     Details of the emoluments of directors and supervisors for the years ended December 31, 2007 and 2006 are as follows:

                                                      2007                                2006
                           ----------------------------------------------------------   -------
                              FEE FOR         SALARIES,     CONTRIBUTION TO
                           DIRECTORS AND   ALLOWANCES AND      RETIREMENT
NAME                        SUPERVISORS    OTHER BENEFITS    BENEFIT SCHEME    TOTAL     TOTAL
----                       -------------   --------------   ---------------   -------   -------
                              RMB'000          RMB'000          RMB'000       RMB'000   RMB'000
CHAIRMAN:
Mr. Chen Geng (i), (iii)          --              586              12            598       797
Mr. Jiang Jiemin (iii)            --              886              30            916       722
                               -----            -----             ---          -----     -----
                                  --            1,472              42          1,514     1,519
                               -----            -----             ---          -----     -----
EXECUTIVE DIRECTORS:
Mr. Su Shulin (ii)                --               --              --             --       684
Mr. Duan Wende (iii)              --              794              30            824       684
                               -----            -----             ---          -----     -----
                                  --              794              30            824     1,368
                               -----            -----             ---          -----     -----
NON-EXECUTIVE DIRECTORS:
Mr. Zheng Hu                      --               --              --             --        --
Mr. Zhou Jiping                   --               --              --             --        --
Mr. Wang Yilin                    --               --              --             --        --
Mr. Zeng Yukang                   --               --              --             --        --
Mr. Gong Huazhang                 --               --              --             --        --
Mr. Jiang Fan                     --              480              19            499       461
Mr. Chee-chen Tung               264               --              --            264       275
Mr. Liu Hongru                   349               --              --            349       279
Mr. Franco Bernabe               257               --              --            257       259
                               -----            -----             ---          -----     -----
                                 870              480              19          1,369     1,274
                               -----            -----             ---          -----     -----
SUPERVISORS:
Mr. Wang Fucheng                  --               --              --             --        --
Mr. Wen Qingshan                  --               --              --             --        --
Mr. Sun Xianfeng                  --               --              --             --        --
Mr. Xu Fengli (i)                 --              252              12            264       459
Mr. Qin Gang                      --              454              15            469       295
Mr. Li Yongwu                    315               --              --            315       330
Mr. Wu Zhipan                    319               --              --            319       330
Mr. Zhang Jinzhu                  --              315              18            333        --
                               -----            -----             ---          -----     -----
                                 634            1,021              45          1,700     1,414
                               -----            -----             ---          -----     -----
                               1,504            3,767             136          5,407     5,575
                               =====            =====             ===          =====     =====

(i)  No longer a director or supervisor since May 16, 2007.

(ii) No longer a director since November 24, 2006.

(iii) Salaries, allowances and other benefits do not include deferred payments made to directors in accordance with the relevant PRC government regulations, in respect of 2004 to 2006 in the amount of RMB 2,402 thousand.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

                           2007     2006
                          ------   ------
                          NUMBER   NUMBER
                          ------   ------
RMB Nil - RMB 1 million      20       20
                            ===      ===

     Fee for directors and supervisors disclosed above included RMB 870 thousand (2006: RMB 813 thousand) paid to independent non-executive directors.

     None of the directors and supervisors has waived their remuneration during the year ended December 31, 2007 (2006: None).

     The five highest paid individuals in the Group for each of the two years ended December 31, 2007 and 2006 were also directors or supervisors and their emoluments are reflected in the analysis shown above.

     During 2007 and 2006, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.

     The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The directors, supervisors and senior executives of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.

     The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK$1.28 per share (Note 29).

     As at December 31, 2007, none of the holders of the share appreciation rights had exercised the rights. The liability for the units awarded under the scheme has been calculated based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value, and amounted to approximately RMB 1,400 (2006: RMB 1,167) at December 31, 2007.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

12 TAXATION

                                                              2007     2006
                                                             ------   ------
                                                               RMB      RMB
Income tax                                                   48,332   50,972
Deferred tax (Note 31)                                          820   (1,196)
                                                             ------   ------
                                                             49,152   49,776
                                                             ======   ======

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 33% (2006:
33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

                                                               2007      2006
                                                             -------   -------
                                                               RMB       RMB
Profit before taxation                                       204,381   199,173
                                                             -------   -------
Tax calculated at a tax rate of 33%                           67,446    65,727
Prior year tax return adjustment                                 451       243
Effect of income  taxes from international operations in
   excess of taxes at the PRC statutory tax rate                 644     1,512
Effect of preferential tax rate                              (16,930)  (14,169)
Effect of changes in PRC corporate income tax rate            (3,758)       --
Tax effect of income not subject to tax                       (3,138)   (1,602)
Tax effect of taxable items deductible not expensed           (2,365)       --
Tax effect of expenses not deductible for tax purposes         3,884     2,466
Tax effect of unused tax losses which had expired              2,918        --
Tax effect of temporary differences in relation to certain
   crude oil sales which no longer existed at year end            --    (4,401)
                                                             -------   -------
Taxation                                                      49,152    49,776
                                                             =======   =======

     On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Group is reduced to 25% from January 1, 2008, replacing the previously applicable tax rate of 33%.

     The management of the Group has reassessed its tax position in the year ended December 31, 2007 by reference to the enacted new CIT Law and accordingly a net decrease in deferred tax charge for the year ended December 31, 2007 of RMB 3,758 was recorded.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

13 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 145,625 for the year ended December 31, 2007 (2006: RMB 142,224).

14 BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the year ended December 31, 2007 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.

     Basic and diluted earnings per share for the year ended December 31, 2006 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the year.

     There are no potential dilutive ordinary shares.

15 DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                                       2007     2006
                                                                                      ------   ------
                                                                                        RMB      RMB
Final dividends attributable to equity holders of the Company for 2005 (note a)           --   32,282
Interim  dividends  attributable to equity holders of the Company for 2006 (note b)       --   36,307
Final dividends attributable to equity holders of the Company for 2006 (note c)       27,694       --
Interim  dividends  attributable to equity holders of the Company for 2007 (note d)   36,823       --
                                                                                      ------   ------
                                                                                      64,517   68,589
                                                                                      ======   ======

(a) Final dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 yuan per share amounting to a total of RMB 32,282 were approved by the shareholders in the Annual General Meeting on May 26, 2006 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006, and were paid on June 9, 2006.

(b) Interim dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.202806 yuan per share amounting to a total of RMB 36,307 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2006, and were paid on September 26, 2006.

(c) Final dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 yuan per share amounting to a total of RMB 27,694 were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on June 1, 2007.

(d) Interim dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.205690 yuan per share amounting to a total of RMB 36,823 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on September 28, 2007.

(e) At the meeting on March 19, 2008, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2008 when approved at the forthcoming Annual General Meeting.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

16 PROPERTY, PLANT AND EQUIPMENT

     GROUP

                                                           OIL     EQUIPMENT
YEAR ENDED                                               AND GAS      AND        MOTOR             CONSTRUCTION
DECEMBER 31, 2006                           BUILDINGS   PROPERTY   MACHINERY   VEHICLES   OTHER     IN PROGRESS     TOTAL
-----------------                           ---------   --------   ---------   --------   ------   ------------   ---------
                                               RMB         RMB        RMB         RMB       RMB         RMB          RMB
COST OR VALUATION
At beginning of the year                      73,133     497,632    277,364     10,829     7,051       55,597       921,606
Additions                                        516       4,080        656      1,597        20      145,361       152,230
Transfers                                      7,156      85,178     33,621         --       989     (126,944)           --
Disposals or write off                          (723)    (11,420)    (3,756)      (297)     (102)          --       (16,298)
Currency translation differences                  61        (149)       (50)       (17)       18         (122)         (259)
                                             -------    --------   --------     ------    ------     --------     ---------
At end of the year                            80,143     575,321    307,835     12,112     7,976       73,892     1,057,279
                                             -------    --------   --------     ------    ------     --------     ---------
ACCUMULATED DEPRECIATION AND IMPAIRMENT
At beginning of the year                     (16,029)   (203,416)  (128,932)    (5,555)   (3,686)         (98)     (357,716)
Charge for the year                           (3,643)    (31,540)   (21,431)    (1,107)     (755)        (199)      (58,675)
Disposals or write off                           418       1,186      2,544        126        67           --         4,341
Currency translation differences                 (19)         93         35          6        (7)          --           108
                                             -------    --------   --------     ------    ------     --------     ---------
At end of the year                           (19,273)   (233,677)  (147,784)    (6,530)   (4,381)        (297)     (411,942)
                                             -------    --------   --------     ------    ------     --------     ---------
NET BOOK VALUE
At end of the year                            60,870     341,644    160,051      5,582     3,595       73,595       645,337
                                             =======    ========   ========     ======    ======     ========     =========
ANALYSIS OF COST OR VALUATION
At valuation (i)                              21,851     497,971    151,591      2,328     1,159           --       674,900
At cost (ii)                                  58,292      77,350    156,244      9,784     6,817       73,892       382,379
                                             -------    --------   --------     ------    ------     --------     ---------
                                              80,143     575,321    307,835     12,112     7,976       73,892     1,057,279
                                             =======    ========   ========     ======    ======     ========     =========
Carrying value of the property, plant and
   equipment had they been stated at cost
   less accumulated depreciation              57,204     338,007    145,571      5,171     3,120       73,595       622,668
                                             =======    ========   ========     ======    ======     ========     =========

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     GROUP (CONTINUED)

                                          OIL     EQUIPMENT
YEAR ENDED                              AND GAS      AND        MOTOR             CONSTRUCTION
DECEMBER 31, 2007          BUILDINGS   PROPERTY   MACHINERY   VEHICLES    OTHER    IN PROGRESS      TOTAL
-----------------          ---------   --------   ---------   --------   ------   ------------   ----------
                              RMB         RMB        RMB         RMB       RMB         RMB           RMB
COST OR VALUATION
At beginning of the year     80,143     575,321    307,835     12,112     7,976       73,892     1,057,279
Additions                     2,928       7,513      2,296      3,237       293      170,031       186,298
Transfers                     8,778      96,332     25,916         --       885     (131,911)           --
Consolidation of
   PetroKazakhstan Inc.         184       8,119        247        170       136        1,310        10,166
Disposals or write off       (1,585)    (17,700)    (2,443)      (423)     (265)          --       (22,416)
Currency translation
   differences                  (52)       (878)      (133)       (10)      (19)        (189)       (1,281)
                            -------    --------   --------     ------    ------     --------     ---------
At end of the year           90,396     668,707    333,718     15,086     9,006      113,133     1,230,046
                            -------    --------   --------     ------    ------     --------     ---------
ACCUMULATED
   DEPRECIATION
   AND IMPAIRMENT
At beginning of the year    (19,273)   (233,677)  (147,784)    (6,530)   (4,381)        (297)     (411,942)
Charge for the year          (5,023)    (36,400)   (19,939)    (1,213)     (775)          (5)      (63,355)
Disposals or write off        1,459       4,687      1,073        344       102           17         7,682
Currency translation
   differences                    8         398         25          6        14           --           451
                            -------    --------   --------     ------    ------     --------     ---------
At end of the year          (22,829)   (264,992)  (166,625)    (7,393)   (5,040)        (285)     (467,164)
                            -------    --------   --------     ------    ------     --------     ---------
NET BOOK VALUE
At end of the year           67,567     403,715    167,093      7,693     3,966      112,848       762,882
                            =======    ========   ========     ======    ======     ========     =========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)             20,266     480,271    149,148      1,905       894           --       652,484
At cost (ii)                 70,130     188,436    184,570     13,181     8,112      113,133       577,562
                            -------    --------   --------     ------    ------     --------     ---------
                             90,396     668,707    333,718     15,086     9,006      113,133     1,230,046
                            =======    ========   ========     ======    ======     ========     =========
Carrying value of the
   property, plant and
   equipment had they
   been stated at cost
   less accumulated
   depreciation              64,439     400,611    154,734      7,342     3,557      112,848       743,531
                            =======    ========   ========     ======    ======     ========     =========

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     COMPANY

                                          OIL     EQUIPMENT
YEAR ENDED                              AND GAS      AND        MOTOR             CONSTRUCTION
DECEMBER 31, 2006          BUILDINGS   PROPERTY   MACHINERY   VEHICLES    OTHER    IN PROGRESS     TOTAL
-----------------          ---------   --------   ---------   --------   ------   ------------   --------
                              RMB         RMB        RMB         RMB       RMB         RMB          RMB
COST OR VALUATION
At beginning of the year     51,506     323,165    220,142      6,456     5,323      44,701       651,293
Transfer from
   subsidiaries                 291          --      6,341         59        58         201         6,950
Additions                       311       3,582        576      1,034         8     110,273       115,784
Transfers                     2,993      61,837     28,362         --       398     (93,590)           --
Disposals or write off         (668)     (9,081)    (3,140)      (243)      (97)         --       (13,229)
                            -------    --------   --------     ------    ------     -------      --------
At end of the year           54,433     379,503    252,281      7,306     5,690      61,585       760,798
                            -------    --------   --------     ------    ------     -------      --------
ACCUMULATED
   DEPRECIATION AND
   IMPAIRMENT
At beginning of the year    (12,101)   (130,293)  (103,050)    (3,521)   (2,367)        (85)     (251,417)
Transfer from
   subsidiaries                 (71)         --     (3,213)       (24)      (43)         --        (3,351)
Charge for the year          (2,919)    (21,859)   (16,467)      (658)     (255)       (167)      (42,325)
Disposals or write off          407          87      2,330        113        65          --         3,002
                            -------    --------   --------     ------    ------     -------      --------
At end of the year          (14,684)   (152,065)  (120,400)    (4,090)   (2,600)       (252)     (294,091)
                            -------    --------   --------     ------    ------     -------      --------
NET BOOK VALUE
At end of the year           39,749     227,438    131,881      3,216     3,090      61,333       466,707
                            =======    ========   ========     ======    ======     =======      ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)             14,985     323,850    123,245      1,496     1,164          --       464,740
At cost (ii)                 39,448      55,653    129,036      5,810     4,526      61,585       296,058
                            -------    --------   --------     ------    ------     -------      --------
                             54,433     379,503    252,281      7,306     5,690      61,585       760,798
                            =======    ========   ========     ======    ======     =======      ========
Carrying value of the
   property, plant and
   equipment had they
   been stated at cost
   less accumulated
   depreciation              38,532     221,804    118,135      2,972     2,584      61,333       445,360
                            =======    ========   ========     ======    ======     =======      ========

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     COMPANY (CONTINUED)

                                          OIL     EQUIPMENT
YEAR ENDED                              AND GAS      AND        MOTOR             CONSTRUCTION
DECEMBER 31, 2007          BUILDINGS   PROPERTY   MACHINERY   VEHICLES    OTHER    IN PROGRESS     TOTAL
-----------------          ---------   --------   ---------   --------   ------   ------------   --------
                              RMB         RMB        RMB         RMB       RMB         RMB          RMB
COST OR VALUATION
At beginning of the year     54,433     379,503    252,281      7,306     5,690       61,585      760,798
Transfer from
   subsidiaries               2,246       4,395     15,228        348     1,591          165       23,973
Additions                     1,993       4,654      2,236      2,497       227      129,890      141,497
Transfers                     6,688      70,993     21,862         --       512     (100,055)          --
Disposals or write off       (1,265)    (10,272)    (2,103)      (234)     (103)          --      (13,977)
                            -------    --------   --------     ------    ------     --------     --------
At end of the year           64,095     449,273    289,504      9,917     7,917       91,585      912,291
                            -------    --------   --------     ------    ------     --------     --------
ACCUMULATED
   DEPRECIATION AND
   IMPAIRMENT
At beginning of the year    (14,684)   (152,065)  (120,400)    (4,090)   (2,600)        (252)    (294,091)
Transfer from
   subsidiaries              (1,015)     (2,583)   (10,400)      (266)   (1,102)          (6)     (15,372)
Charge for the year          (3,922)    (24,651)   (16,245)      (730)     (402)          (1)     (45,951)
Disposals or write off        1,148       1,632        768        212        26            9        3,795
                            -------    --------   --------     ------    ------     --------     --------
At end of the year          (18,473)   (177,667)  (146,277)    (4,874)   (4,078)        (250)    (351,619)
                            -------    --------   --------     ------    ------     --------     --------
NET BOOK VALUE
At end of the year           45,622     271,606    143,227      5,043     3,839       91,335      560,672
                            =======    ========   ========     ======    ======     ========     ========
ANALYSIS OF COST OR
   VALUATION
At valuation (i)             13,720     313,578    121,142      1,262     1,061           --      450,763
At cost (ii)                 50,375     135,695    168,362      8,655     6,856       91,585      461,528
                            -------    --------   --------     ------    ------     --------     --------
                             64,095     449,273    289,504      9,917     7,917       91,585      912,291
                            =======    ========   ========     ======    ======     ========     ========
Carrying value of the
   property, plant and
   equipment had they
   been stated at cost
   less accumulated
   depreciation              44,596     266,783    131,498      4,833     3,405       91,335      542,450
                            =======    ========   ========     ======    ======     ========     ========

(i)  Amount for which revaluations have been undertaken by independent valuers.

(ii) Cost of property, plant and equipment acquired or constructed since the applicable revaluation.

     The depreciation charge of the Group for the year ended December 31, 2007 included RMB 294 (2006: RMB 2,642) relating to impairment provision for property, plant and equipment, analysed by segment as follows:

                             GROUP
                         ------------
                         2007    2006
                         ----   -----
                          RMB    RMB
Refining and Marketing    201   1,734
Chemical and Marketing     93     908
                          ---   -----
                          294   2,642
                          ===   =====

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     Buildings owned by the Group are on leased land. The net book values of the buildings owned by the Group can be analysed by the following categories of lease terms:

                                               GROUP                COMPANY
                                        -------------------   -------------------
                                        DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                        31, 2007   31, 2006   31, 2007   31, 2006
                                        --------   --------   --------   --------
                                           RMB        RMB        RMB        RMB
Short-term lease (less than 10 years)       764        363        528        360
Medium-term lease (10 to 50 years)       66,803     60,507     45,094     39,389
                                         ------     ------     ------     ------
                                         67,567     60,870     45,622     39,749
                                         ======     ======     ======     ======

     Substantially all the buildings of the Group are located in the PRC.

     The net book values of property, plant and equipment under finance leases at the end of the years, analysed by segment as follows:

                                    GROUP                COMPANY
                             -------------------   -------------------
                             DECEMBER   DECEMBER   DECEMBER   DECEMBER
                             31, 2007   31, 2006   31, 2007   31, 2006
                             --------   --------   --------   --------
                                RMB        RMB        RMB        RMB
Exploration and Production      45         45         45         45
Refining and Marketing           7         --          6         --
Accumulated depreciation       (24)       (18)       (24)       (18)
                               ---        ---        ---        ---
                                28         27         27         27
                               ===        ===        ===        ===

     Finance leases are principally related to plant and equipment and generally contain purchase options at the end of the lease terms.

     The following table indicates the changes to the Group's exploratory well costs, which are included in construction in progress, for the years ended December 31, 2007 and 2006.

                                                              2007     2006
                                                            -------   ------
                                                              RMB       RMB
Beginning balance at January 1                                8,998    8,296
Additions to capitalised exploratory well costs pending
   the determination of proved reserves                      22,649   19,076
Reclassified to wells, facilities, and equipment based on
   the determination of proved reserves                     (10,534)  (8,880)
Capitalised exploratory well costs charged to expense        (9,161)  (9,494)
                                                            -------   ------
Ending balance at December 31                                11,952    8,998
                                                            =======   ======
Number of wells at year end                                     928      869
                                                            =======   ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     The following table provides an aging of capitalised exploratory well costs based on the date the drilling was completed.

                         DECEMBER   DECEMBER
                         31, 2007   31, 2006
                         --------   --------
                            RMB        RMB
One year or less          10,981      8,359
Over one year                971        639
                          ------      -----
Balance at December 31    11,952      8,998
                          ======      =====

     RMB 971 at December 31, 2007 for capitalised exploratory well costs over one year are principally related to wells that are under further evaluation of drilling results or pending completion of development planning to ascertain economic viability.

     A valuation of all of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement costs basis.

     The 1999 revaluation resulted in RMB 80,549 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,257 on certain property, plant and equipment.

     As at March 31, 2006, a revaluation of the Group's oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd. and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.

     Bank borrowings are secured on property, plant and equipment with a net book value of RMB Nil at December 31, 2007 (2006: RMB 39).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

17 INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

     The Group's interest in its principal associates and jointly controlled entities (all of which are unlisted), together with its share of their respective assets, liabilities, revenues, and profit were as follows:

                             COUNTRY OF    ASSETS   LIABILITIES   REVENUES   PROFIT     INTEREST     TYPE OF
         NAME              INCORPORATION     RMB        RMB          RMB       RMB       HELD %       SHARE
         ----              -------------   ------   -----------   --------   ------   -----------   --------
As of or for the year
ended December 31, 2007:
Dalian West Pacific
Petrochemical Co., Ltd.          PRC        4,044       3,097      10,116       174         28.44   ordinary
China Marine Bunker
(PetroChina) Co., Ltd.           PRC        3,128       2,006      17,030       137         50.00   ordinary
PetroKazakhstan Inc.          Canada           --          --      12,361     4,498         67.00   ordinary
Other                                      34,929      10,463      38,549     2,188   20.00-50.00   ordinary
                                           ------      ------      ------     -----
                                           42,101      15,566      78,056     6,997
                                           ======      ======      ======     =====
As of or for the year
ended December 31, 2006:
Dalian West Pacific
Petrochemical Co., Ltd.          PRC        3,410       2,608      10,188         6         28.44   ordinary
China Marine Bunker
(PetroChina) Co., Ltd.           PRC        3,388       2,098      19,003       139         50.00   ordinary
PetroKazakhstan Inc.          Canada       22,642       1,240         144        43         67.00   ordinary
Other                                      26,995      17,533      40,903     2,089   20.00-70.00   ordinary
                                           ------      ------      ------     -----
                                           56,435      23,479      70,238     2,277
                                           ======      ======      ======     =====

     Dividends received and receivable from associates and jointly controlled entities were RMB 1,357 in 2007 (2006: RMB 1,730).

     In 2007, investments in associates and jointly controlled entities of RMB 833 (2006: RMB 59) were disposed of for a gain of 320 (2006: RMB 10).

     On December 28, 2006, the Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited, a subsidiary of CNPC for a consideration of RMB 21,376. Pursuant to the shareholders' agreement in relation to the acquisition of PetroKazakhstan Inc., each shareholder had a veto right relating to certain financial and operating decisions, and the Group was therefore considered to have joint control over PetroKazakhstan Inc. As such, in accordance with the Group's accounting policy, the Group accounted for its investment in PetroKazakhstan Inc., using the equity method of accounting from December 28, 2006. The revenue and profit disclosed in the table above represents the Group's share of PetroKazakhstan Inc.'s revenue and profit for the period from December 28, 2006 to December 31, 2006, and also from January 1, 2007 to December 11, 2007.

     On December 12, 2007, through a supplementary agreement between the Group and the minority shareholder of PetroKazakhstan Inc., the Group gained control over PetroKazakhstan Inc. from that date. Therefore, as of the date it acquired control over PetroKazakhstan Inc., December 12, 2007, the Group accounts for its investment in PetroKazakhstan Inc. as a subsidiary in accordance with IFRS 3, 'Business combinations'.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     The net assets of PetroKazakhstan Inc. at December 12, 2007 amounted to RMB 24,549. The fair value (which approximated their carrying value) of assets and liabilities of PetroKazakhstan Inc. consolidated on December 12, 2007 were as follows:

                            RMB
                          -------
Current assets              6,587
Non-current assets         20,456
Current liabilities        (1,732)
Non-current liabilities      (762)

18 AVAILABLE-FOR-SALE FINANCIAL ASSETS

                                             GROUP               COMPANY
                                      -------------------   -------------------
                                      DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                      31, 2007   31, 2006   31, 2007   31, 2006
                                      --------   --------   --------   --------
                                         RMB        RMB        RMB        RMB
Available-for-sale financial assets    3,068      2,562      1,987      1,510
Less: Impairment provision              (487)      (508)      (481)      (499)
                                       -----      -----      -----      -----
                                       2,581      2,054      1,506      1,011
                                       =====      =====      =====      =====

     Available-for-sale financial assets comprise principally unlisted equity securities.

     Dividend income from available-for-sale financial assets amounted to RMB 111 in 2007 (2006: RMB 208).

     In 2007, available-for-sale financial assets of RMB 145 (2006: RMB 1) were disposed of with a gain of 142 (2006: RMB 3).

19 SUBSIDIARIES

     The principal subsidiaries of the Group are:

                                    PAID-UP                  ATTRIBUTABLE
                      COUNTRY OF    CAPITAL      TYPE OF        EQUITY
COMPANY NAME        INCORPORATION     RMB     LEGAL ENTITY    INTEREST %      PRINCIPAL ACTIVITIES
------------        -------------   -------   ------------   ------------   -----------------------
Daqing Oilfield            PRC       47,500        Limited      100.00      Exploration, production
Company                                          liability                    and sale of crude oil
Limited                                            company                         and natural gas;
                                                                             production and sale of
                                                                                   refined products
Daqing Yu Shu Lin          PRC        1,272        Limited       88.16      Exploration, production
Oilfield Company                                 liability                    and sale of crude oil
Limited                                            company                          and natural gas
CNPC Exploration           PRC          100        Limited       50.00      Exploration, production
and Development                                  liability                    and sale of crude oil
Company Limited                                    company                  and natural gas outside
                                                                                         of the PRC
PetroKazakhstan         Canada           US    Joint stock       67.00      Exploration, production
Inc. (Note 17)                       Dollar   company with                    and sale of crude oil
                                      2,465        limited                  and natural gas outside
                                    million      liability                               of the PRC

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     Pursuant to the resolutions passed at the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire and complete the acquisition of all of the outstanding shares from the minority shareholders of the following entities of the Group.

                                                                              EQUITY
                  NUMBER OF      PURCHASE     NUMBER OF      TOTAL CASH    INTEREST HELD
                 OUTSTANDING    PRICE PER       SHARES     CONSIDERATION     AFTER THE
ENTITY NAME         SHARES        SHARE        ACQUIRED         PAID       ACQUISITION %
-----------      -----------   -----------   -----------   -------------   -------------
Jinzhou          150,000,000      RMB 4.25   150,000,000   RMB 638 as of       100.00      JCPL was delisted
PetroChemical       A shares      yuan per   A shares as    December 31,                   from the Shenzhen
Company                            A share   of June 30,            2007                   Stock Exchange on
Limited                                             2007                                   January 4, 2006.
("JCPL")                                                                                   In November 2007,
                                                                                           the Liaoning
                                                                                           Administration for
                                                                                           Industry and
                                                                                           Commerce approved
                                                                                           JCPL's
                                                                                           deregistration as an
                                                                                           incorporated company.

Jilin Chemical   200,000,000      RMB 5.25   200,000,000    RMB 3,862 as       100.00      JCIC was delisted
Industrial          A shares      yuan per   A shares as     of December                   from the Shenzhen
Company                            A share   of December        31, 2007                   Stock Exchange on
Limited                                         31, 2007                                   February 20, 2006.
("JCIC")         964,778,000      HK$ 2.80   964,778,000                                   JCIC was delisted
                    H shares   per H share      H shares                                   from the Stock
                  (including                  (including                                   Exchange of Hong
                    American                  ADS) as of                                   Kong Limited and the
                  Depositary                    December                                   New York Stock
                     Shares)                    31, 2007                                   Exchange on January
                     ("ADS")                                                               23, 2006 and February
                                                                                           15, 2006,
                                                                                           respectively. In December
                                                                                           2007, the Jilin
                                                                                           Administration for
                                                                                           Industry and Commerce
                                                                                           approved JCIC's
                                                                                           deregistration as an
                                                                                           incorporated company.

Liaohe Jinma     200,000,000      RMB 8.80   200,000,000    RMB 1,763 as       100.00      LJOCL was delisted
Oilfield            A shares      yuan per   A shares as     of December                   from the Shenzhen
Company                            A share   of June 30,        31, 2007                   Stock Exchange on
Limited                                             2007                                   January 4, 2006.
("LJOCL")                                                                                  In May 2007, the
                                                                                           Liaoning Administration
                                                                                           for Industry and
                                                                                           Commerce approved
                                                                                           LJOCL's deregistration
                                                                                           as an incorporated
                                                                                           company.

     The excess of the cost of purchase over the carrying value of the underlying assets and liabilities of the above non-wholly owned principal subsidiaries and other non-wholly subsidiaries acquired was recorded in equity, and this amounted to RMB 113 for the year ended December 31, 2007 (2006: RMB 2,156).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

20 ADVANCE OPERATING LEASE PAYMENTS

                                GROUP                 COMPANY
                         -------------------   -------------------
                         DECEMBER   DECEMBER   DECEMBER   DECEMBER
                         31, 2007   31, 2006   31, 2007   31, 2006
                         --------   --------   --------   --------
                            RMB        RMB        RMB        RMB
Land use rights           14,411     12,184     11,886      9,069
Advance lease payments     9,006      8,284      7,112      6,707
                          ------     ------     ------     ------
                          23,417     20,468     18,998     15,776
                          ======     ======     ======     ======

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease terms using the straight-line method.

21 INTANGIBLE AND OTHER ASSETS

     GROUP

                           DECEMBER 31, 2007              DECEMBER 31, 2006
                     ----------------------------   ----------------------------
                              ACCUMULATED                    ACCUMULATED
                      COST   AMORTISATION    NET     COST   AMORTISATION     NET
                     -----   ------------   -----   -----   ------------   -----
                      RMB         RMB        RMB     RMB         RMB        RMB
Patents              2,621      (1,343)     1,278   2,325      (1,109)     1,216
Technical know-how     281        (124)       157     276        (103)       173
Other                5,273      (1,242)     4,031   3,369      (1,041)     2,328
                     -----      ------      -----   -----      ------      -----
Intangible assets    8,175      (2,709)     5,466   5,970      (2,253)     3,717
                     =====      ======              =====      ======
Other assets                                3,022                          2,910
                                            -----                          -----
                                            8,488                          6,627
                                            =====                          =====

     COMPANY

                            DECEMBER 31, 2007             DECEMBER 31, 2006
                     ----------------------------   ----------------------------
                              ACCUMULATED                    ACCUMULATED
                      COST   AMORTISATION    NET     COST   AMORTISATION    NET
                     -----   ------------   -----   -----   ------------   -----
                      RMB          RMB       RMB     RMB          RMB       RMB
Patents              2,132        (857)     1,275   1,793        (691)     1,102
Technical know-how     183         (50)       133     144         (29)       115
Other                4,042      (1,073)     2,969   2,747        (846)     1,901
                     -----      ------      -----   -----      ------      -----
Intangible assets    6,357      (1,980)     4,377   4,684      (1,566)     3,118
                     =====      ======              =====      ======
Other assets                                2,811                          2,502
                                            -----                          -----
                                            7,188                          5,620
                                            =====                          =====

     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by relevant government authorities. Technical know-how are amounts attributable to operational technology acquired in connection with purchase of equipment. The costs of technical know-how are included as part of the purchase price and are distinguishable.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

22 INVENTORIES

                                                      GROUP                COMPANY
                                               -------------------   -------------------
                                               DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                               31, 2007   31, 2006   31, 2007   31, 2006
                                               --------   --------   --------   --------
                                                  RMB        RMB        RMB        RMB
Crude oil and other raw materials               30,308     24,143     25,222     16,964
Work in progress                                 6,083      5,493      5,834      5,156
Finished goods                                  52,791     47,263     39,839     38,578
Spare parts and consumables                         32         41         26         32
                                                ------     ------     ------     ------
                                                89,214     76,940     70,921     60,730
Less: Write down in inventories                   (747)      (902)      (637)      (460)
                                                ------     ------     ------     ------
                                                88,467     76,038     70,284     60,270
                                                ======     ======     ======     ======

     Inventories of the Group carried at net realisable value amounted to RMB 1,981 (2006: RMB 3,415) at December 31, 2007.

23 ACCOUNTS RECEIVABLE

                                                      GROUP                COMPANY
                                               -------------------   -------------------
                                               DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                               31, 2007   31, 2006   31, 2007   31, 2006
                                               --------   --------   --------   --------
                                                  RMB        RMB        RMB        RMB
Accounts receivable due from third parties      15,296      9,498      2,989      2,333
Accounts receivable due from related parties     6,002      2,247      1,796      1,847
                                                ------     ------     ------     ------
                                                21,298     11,745      4,785      4,180
Less: Provision for impairment of
   receivables                                  (2,879)    (3,257)    (2,654)    (2,606)
                                                ------     ------     ------     ------
                                                18,419      8,488      2,131      1,574
                                                ======     ======     ======     ======

     Amounts due from related parties are interest free and unsecured (Note 38).

     The aging analysis of accounts receivable at December 31, 2007 and December 31, 2006 is as follows:

                                                      GROUP                COMPANY
                                               -------------------   -------------------
                                               DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                               31, 2007   31, 2006   31, 2007   31, 2006
                                               --------   --------   --------   --------
                                                  RMB        RMB        RMB        RMB
Within 1 year                                   18,260      8,299      2,025      1,432
Between 1 to 2 years                                39         33         22         32
Between 2 to 3 years                                32         59         31         37
Over 3 years                                     2,967      3,354      2,707      2,679
                                                ------     ------      -----      -----
                                                21,298     11,745      4,785      4,180
                                                ======     ======      =====      =====

     The Group offers its customers credit terms up to 180 days, except for certain selected customers.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     Movements on the provision for impairment of receivables are as follows:

                                                      GROUP
                                               -------------------
                                                 2007       2006
                                               --------   --------
                                                  RMB        RMB
At beginning of the year                         3,257     3,998
Provision for impairment of receivables             49        99
Receivables written off during the year as
   uncollectible                                  (288)     (615)
Reversal of provision for impairment of
   receivables                                    (139)     (225)
                                                 -----     -----
At end of the year                               2,879     3,257
                                                 =====     =====

24 PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                      GROUP                COMPANY
                                               -------------------   -------------------
                                               DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                               31, 2007   31, 2006   31, 2007   31, 2006
                                               --------   --------   --------   --------
                                                  RMB        RMB        RMB        RMB
Other receivables                                9,329      7,083     6,210       4,957
Amounts due from related parties
   - Subsidiaries                                   --         --    12,997       7,890
   - Other                                      19,556     15,925    14,713       9,223
Advances to suppliers                           10,720      6,087     8,258       3,485
                                                ------     ------    ------      ------
                                                39,605     29,095    42,178      25,555
Less: Provision for impairment                  (4,079)    (6,506)   (2,121)     (3,960)
                                                ------     ------    ------      ------
                                                35,526     22,589    40,057      21,595
Prepaid expenses                                   304        326       269         190
Other current assets                               188        366       188         267
                                                ------     ------    ------      ------
                                                36,018     23,281    40,514      22,052
                                                ======     ======    ======      ======

     Other receivables consist primarily of taxes other than income taxes refund receivables, subsidies receivable, and receivables for the sale of materials and scrap.

     Except for loans to related parties (Note 38 (g)), all other amounts due from related parties are interest free, unsecured and with no fixed terms of repayment.

25 NOTES RECEIVABLE

     Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

26 CASH AND CASH EQUIVALENTS

     The weighted average effective interest rate on bank deposits was 2.00% per annum for the year ended December 31, 2007 (2006: 1.95% per annum).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

27 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                      GROUP                COMPANY
                                               -------------------   -------------------
                                               DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                               31, 2007   31, 2006   31, 2007   31, 2006
                                               --------   --------   --------   --------
                                                  RMB        RMB        RMB        RMB
Trade payables                                   40,447     22,490     17,892     10,529
Advances from customers                           9,846      9,310      8,331      6,980
Salaries and welfare payable                     11,585      8,844     10,751      7,634
Accrued expenses                                      5         10          3          9
Dividends payable by subsidiaries to
   minority shareholders                             67         60         --         --
Interest payable                                     65          3         58          3
Construction fee and equipment cost payables     30,784     28,349     25,363     21,390
One-time employee housing remedial payment
   payable                                          221        933        218        933
Amounts due to related parties
   - Subsidiaries                                    --         --     33,227     30,428
   - Other                                       40,334     35,273     28,470     30,842
Other payables                                   10,999     14,910      7,666     11,252
                                                -------    -------    -------    -------
                                                144,353    120,182    131,979    120,000
                                                =======    =======    =======    =======

     Other payables consist primarily of customer deposits.

     Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayments (Note 38).

     The aging analysis of trade payables at December 31, 2007 and 2006 is as follows:

                                                      GROUP                COMPANY
                                               -------------------   -------------------
                                               DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                               31, 2007   31, 2006   31, 2007   31, 2006
                                               --------   --------   --------   --------
                                                  RMB        RMB        RMB        RMB
Within 1 year                                   39,005     19,994     16,610      9,514
Between 1 to 2 years                               819      1,966        733        595
Between 2 to 3 years                               307        196        279        144
Over 3 years                                       316        334        270        276
                                                ------     ------     ------     ------
                                                40,447     22,490     17,892     10,529
                                                ======     ======     ======     ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

28 BORROWINGS

     (A) SHORT-TERM BORROWINGS

                                                      GROUP                COMPANY
                                               -------------------   -------------------
                                               DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                               31, 2007   31, 2006   31, 2007   31, 2006
                                               --------   --------   --------   --------
                                                  RMB        RMB        RMB        RMB
Bank loans
   - secured                                       320         23         --         --
   - unsecured                                  18,363     14,812     13,907     10,611
Loans from a fellow CNPC subsidiary                 50        320      3,990         --
Other                                                1          1          1          1
                                                ------     ------     ------     ------
                                                18,734     15,156     17,898     10,612
Current portion of long-term borrowings         12,200     20,607      9,029     17,064
                                                ------     ------     ------     ------
                                                30,934     35,763     26,927     27,676
                                                ======     ======     ======     ======

     (B) LONG-TERM BORROWINGS

                                                                      GROUP                COMPANY
                                                             ----------------------  ------------------
                                INTEREST RATES AND FINAL     DECEMBER 31,  DECEMBER  DECEMBER  DECEMBER
                                       MATURITIES                2007      31, 2006  31, 2007  31, 2006
                              -----------------------------  ------------  --------  --------  --------
                                                                  RMB         RMB       RMB       RMB
RENMINBI - DENOMINATED
BORROWINGS:

Bank loans for the            Majority floating interest          6,720       8,390     3,820     6,600
development of oil fields     rates ranging from 6.16% to
and construction of refining  6.80% per annum as of
plants                        December 31, 2007, with
                              maturities through 2022

Bank loans for working        Floating interest rates             6,030       6,000     6,000     6,000
capital                       ranging from 5.67%  to
                              6.89% per annum as of
                              December 31, 2007, with
                              maturities through 2012

Loans from a fellow CNPC      Floating interest rates            19,862      16,782    19,862    16,782
subsidiary for the            ranging from 4.46% to 5.76%
development of oil fields     per annum as of December
and construction of refining  31, 2007, with maturities
plants                        through 2032

Working capital loans from a  Fixed  interest rate at                70       4,130        70     4,130
fellow CNPC subsidiary        4.61% per annum as of
                              December 31, 2007, with
                              maturities through 2008

Working capital loans         Fixed interest rate at                  5           5         5         5
                              6.32% per annum as of
                              December 31, 2007, with no
                              fixed repayment terms

Corporate debenture for the   Fixed interest rate at                 --       1,365        --     1,365
development of oil fields     4.50% per annum as of
and construction of refining  December 31, 2007, with
plants                        maturities through 2007

Corporate debenture for the   Fixed interest rates                3,500       3,523     3,500     3,523
development of oil and gas    ranging from 3.76% to 4.11%
properties                    per annum as of December
                              31, 2007, with maturities
                              through 2013

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

                                                                      GROUP                COMPANY
                                                             ----------------------  ------------------
                                INTEREST RATES AND FINAL     DECEMBER 31,  DECEMBER  DECEMBER  DECEMBER
                                       MATURITIES                2007      31, 2006  31, 2007  31, 2006
                              -----------------------------  ------------  --------  --------  --------
                                                                  RMB         RMB       RMB       RMB
US DOLLAR -
DENOMINATED
BORROWINGS:

Bank loans for the            Fixed interest rates ranging          403         969       403       444
development of oil fields     from zero to 8.66% per annum
and construction of           as of December 31, 2007,
refining plants               with maturities through 2038

Bank loans for the            Floating interest rates             4,927       3,589       498       597
development of oil fields     ranging from 5.10% to 7.50%
and construction of           per annum as of December 31,
refining plants               2007, with maturities
                              through 2014

Bank loans for working        Floating interest rates             2,630       1,326     2,556        --
capital                       ranging from LIBOR plus
                              0.30% to LIBOR plus 2.50%
                              per annum as of December 31,
                              2007, with maturities
                              through 2010

Bank loans for acquisition    Floating interest rate at             821       1,368        --        --
of overseas oil and gas       LIBOR plus 0.55% per annum
properties                    as of December 31, 2007,
                              with maturities through 2009

Loans from a fellow CNPC      Floating interest rates             4,171       4,481     4,171     4,481
subsidiary for the            ranging from LIBOR minus
development of oil fields     0.25% to LIBOR plus 0.50% per
and construction of           annum as of December 31,
refining plants               2007, with maturities through
                              2020

Loans from a fellow CNPC      Floating interest rate at             329       1,471        --        --
subsidiary for working        LIBOR plus 0.60% per annum
capital                       as of December 31, 2007,
                              with maturities through 2008

Loans for the development     Fixed interest rate at                404         462       404       462
of oil fields and             1.55% per annum as of
construction of refining      December 31, 2007, with
plants                        maturities through 2022

Loans for working capital     Majority floating interest            609         650        --        --
                              rate at LIBOR plus 0.35% per
                              annum as of December 31,
                              2007, with maturities
                              through 2008

Corporate debenture for the   Fixed interest rate at 3.00%          335         353        --        --
development of oil fields     per annum as of December 31,
and construction of           2007, with maturities
refining plants               through 2019

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

                                                                      GROUP                COMPANY
                                                             ----------------------  ------------------
                                INTEREST RATES AND FINAL     DECEMBER 31,  DECEMBER  DECEMBER  DECEMBER
                                       MATURITIES                2007      31, 2006  31, 2007  31, 2006
                              -----------------------------  ------------  --------  --------  --------
                                                                  RMB         RMB       RMB       RMB
Corporate debenture for the   Fixed interest rate at                730         817        --        --
development of oil and gas    9.50% per annum as of
properties                    December 31, 2007,
                              with maturities
                              through 2011

Corporate debenture for the   Fixed interest rate at                 58         179        --        --
development of oil and gas    15.00% per annum as of
properties                    December 31, 2007,
                              with maturities
                              through 2008

JAPANESE YEN -DENOMINATED
BORROWINGS:

Bank loans for the            Fixed interest rates                   37          75        37        34
development of oil fields     ranging from 2.42% to
and construction of refining  4.10% per annum as of
plants                        December 31, 2007,
                              with maturities
                              through 2010

EURO -
DENOMINATED BORROWINGS:

Bank loans for the            Fixed interest rates                  247         257       247       257
development of oil fields     ranging from 2.00% to
and construction of refining  2.30% per annum as of
plants                        December 31, 2007,
                              with maturities
                              through 2023

BRITISH POUND - DENOMINATED
BORROWINGS:

Bank loans for the            Fixed interest rate at                 --          49        --        49
development of oil fields     2.85% per annum as of
and construction of refining  December 31, 2007,
plants                        with maturities
                              through 2007
                                                               --------    --------   -------  --------
Total long-term                                                  51,888      56,241    41,573    44,729
   borrowings
Less: Current
   portion of long-
   term borrowings                                             (12,200)    (20,607)   (9,029)  (17,064)
                                                               --------    --------   -------  --------
                                                                 39,688      35,634    32,544    27,665
                                                               ========    ========   =======  ========

     For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People's Bank of China. For loans denominated in currencies other than RMB with floating interest rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks. Interest free loans amounted to RMB 60 (2006: RMB 68) at December 31, 2007.

     Borrowings of RMB 498 were guaranteed by CNPC and its subsidiaries at December 31, 2007 (2006: RMB 597), and borrowings of RMB 30 were guaranteed by the Company and third parities (2006: RMB Nil).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     The Group's borrowings include secured liabilities (bank borrowings) totalling RMB 3,607 at December 31, 2007 (2006: RMB 359). These bank borrowings are secured over certain of the Group's notes receivable, inventories and time deposits with maturities over one year.

                                                    GROUP                COMPANY
                                             -------------------   -------------------
                                             DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                             31, 2007   31, 2006   31, 2007   31, 2006
                                             --------   --------   --------   --------
                                                RMB        RMB        RMB        RMB
Total borrowings:
   - interest free                                60         68         60         --
   - at fixed rates                           11,940     20,850      5,910     16,706
   - at floating rates                        58,622     50,479     53,501     38,635
                                              ------     ------     ------     ------
                                              70,622     71,397     59,471     55,341
                                              ======     ======     ======     ======
Weighted average effective interest rates:
   - bank loans                                 5.54%      5.51%      5.38%      5.25%
   - loans from a fellow CNPC
      subsidiary                                5.17%      4.98%      4.66%      4.92%
   - other loans                                3.64%      3.93%      1.53%      1.53%
   - corporate debentures                       4.87%      5.04%      3.91%      4.08%

     The carrying amounts and fair values of long-term borrowings are as follows:

                                                    GROUP                COMPANY
                                             -------------------   -------------------
                                                          CARRYING AMOUNTS
                                             -----------------------------------------
                                             DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                             31, 2007   31, 2006   31, 2007   31, 2006
                                             --------   --------   --------   --------
                                                RMB        RMB        RMB        RMB
Bank loans                                    21,815     22,023     13,561     13,981
Loans from a fellow CNPC subsidiary           24,432     26,864     24,103     25,393
Corporate debentures                           4,623      6,237      3,500      4,888
Other                                          1,018      1,117        409        467
                                              ------     ------     ------     ------
                                              51,888     56,241     41,573     44,729
                                              ======     ======     ======     ======

                                                    GROUP                COMPANY
                                             -------------------   -------------------
                                                            FAIR VALUES
                                             -----------------------------------------
                                             DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                             31, 2007   31, 2006   31, 2007   31, 2006
                                             --------   --------   --------   --------
                                                RMB        RMB        RMB        RMB
Bank loans                                    21,580     21,858     13,342     13,839
Loans from a fellow CNPC subsidiary           24,428     26,861     24,099     25,389
Corporate debentures                           4,104      5,852      2,981      4,449
Other                                            883        997        274        347
                                              ------     ------     ------     ------
                                              50,995     55,568     40,696     44,024
                                              ======     ======     ======     ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 0.81% to 7.71% per annum as of December 31, 2007 (2006: 0.53% to 6.54%)
depending on the type of the borrowings. The carrying amounts of short-term borrowings approximate their fair value.

     Maturities of long-term borrowings at the dates indicated below are as follows:

                                                    GROUP                COMPANY
                                             -------------------   -------------------
                                             DECEMBER   DECEMBER   DECEMBER   DECEMBER
BANK LOANS                                   31, 2007   31, 2006   31, 2007   31, 2006
----------                                   --------   --------   --------   --------
                                                RMB        RMB        RMB        RMB
Within one year                                5,861     11,575      3,808      9,081
Between one to two years                         424      6,781        242      3,765
Between two to five years                     12,322      1,415      9,005        527
After five years                               3,208      2,252        506        608
                                              ------     ------     ------     ------
                                              21,815     22,023     13,561     13,981
                                              ======     ======     ======     ======

                                                    GROUP                COMPANY
                                             -------------------   -------------------
                                             DECEMBER   DECEMBER   DECEMBER   DECEMBER
LOANS OTHER THAN BANK LOANS                  31, 2007   31, 2006   31, 2007   31, 2006
---------------------------                  --------   --------   --------   --------
                                                RMB        RMB        RMB        RMB
Within one year                                6,339      9,032      5,221      7,983
Between one to two years                       5,330      5,016      5,148      3,782
Between two to five years                      7,576      9,034      7,149      8,253
After five years                              10,828     11,136     10,494     10,730
                                              ------     ------     ------     ------
                                              30,073     34,218     28,012     30,748
                                              ======     ======     ======     ======

29 SHARE CAPITAL

                                      GROUP AND COMPANY
                                     -------------------
                                     DECEMBER   DECEMBER
                                     31, 2007   31, 2006
                                     --------   --------
                                        RMB        RMB
Registered, issued and fully paid:
   State-owned shares                      --    157,922
   A Shares                           161,922         --
   H shares                            21,099     21,099
                                      -------    -------
                                      183,021    179,021
                                      =======    =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

NUMBER OF SHARES OF THE COMPANY (MILLIONS)     2007      2006
------------------------------------------   -------   -------
Beginning balance                            179,021   179,021
Issuance of shares                             4,000        --
                                             -------   -------
Ending balance                               183,021   179,021
                                             =======   =======

     In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB1.00 yuan per share.

     On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering ("Global Offering") and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

     Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.

     In September 2005, the Company issued 3,196,801,818 new H shares at HK$
6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina's sale of new H shares in September 2005.

     On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB
16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A Shares on the Shanghai Stock Exchange commenced on November 5, 2007.

     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

     Shareholders' rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders' general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

30 RESERVES

                                                        GROUP              COMPANY
                                                  -----------------   -----------------
                                                    2007      2006      2007      2006
                                                  -------   -------   -------   -------
                                                    RMB       RMB       RMB       RMB
REVALUATION RESERVE
Beginning balance                                  79,946    79,946    79,946    79,946
                                                  -------   -------   -------   -------
Ending balance                                     79,946    79,946    79,946    79,946

CAPITAL RESERVE
Beginning balance                                  (8,881)   (8,881)  (11,508)  (11,508)
Issuance of shares (Note 29)                       62,243        --    62,243        --
                                                  -------   -------   -------   -------
Ending balance                                     53,362    (8,881)   50,735   (11,508)

STATUTORY COMMON RESERVE FUND (note a)
Beginning balance                                  89,928    48,736    78,828    41,301
Transfer from retained earnings                    12,768    13,355    12,768    13,355
Transfer from Statutory Common Welfare Fund            --    27,837        --    24,172
                                                  -------   -------   -------   -------
Ending balance                                    102,696    89,928    91,596    78,828

STATUTORY COMMON WELFARE FUND (note b)
Beginning balance                                      --    27,837        --    24,172
Transfer from retained earnings                        --        --        --        --
Transfer to Statutory Common Reserve Fund              --   (27,837)       --   (24,172)
                                                  -------   -------   -------   -------
Ending balance                                         --        --        --        --

CURRENCY TRANSLATION DIFFERENCES
Beginning balance                                    (570)     (379)       --        --
Currency translation differences                     (771)     (191)       --        --
                                                  -------   -------   -------   -------
Ending balance                                     (1,341)     (570)       --        --

OTHER RESERVES
Beginning balance                                 (16,859)  (14,703)   (6,859)   (4,703)
Purchase of minority interest in subsidiaries
   (Note 19)                                         (113)   (2,156)     (117)   (2,156)
Fair value gain of available-for-sale financial
   assets                                             261        --       260        --
                                                  -------   -------   -------   -------
Ending balance                                    (16,711)  (16,859)   (6,716)   (6,859)
                                                  -------   -------   -------   -------
                                                  217,952   143,564   215,561   140,407
                                                  =======   =======   =======   =======

     (a) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund ("Reserve Fund"). Appropriation to the Reserve Fund may be ceased when the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     The Reserve Fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issue is not less than 25% of the Company's registered capital.

     (b) Pursuant to the Company Law of the PRC revised on October 27, 2005 and carried out as of January 1, 2006, the Company is no longer required to allocate its net profit to the Statutory Common Welfare Fund from January 1, 2006. In accordance with the Circular on Accounting Treatment Following the Implementation of Company Law issued by the Ministry of Finance of the PRC on March 15, 2006, the Company transferred the Statutory Common Welfare Fund balance as at December 31, 2005 to the Statutory Common Reserve Fund.

     (c) According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2007, the Company's distributable reserve amounted to RMB 228,016 which was computed under PRC accounting regulations (2006: under IFRS RMB 205,379).

     (d) As of December 31, 2007, revaluation surpluses realised through the depreciation or disposal of revalued assets amounted to approximately RMB 61,121 (2006: RMB 57,832).

31 DEFERRED TAXATION

     Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25% (2006: 33%).

     The movements in the deferred taxation account are as follows:

                                                        GROUP              COMPANY
                                                  -----------------   -----------------
                                                    2007      2006      2007      2006
                                                  -------   -------   -------   -------
                                                    RMB       RMB       RMB       RMB
At beginning of the year                           19,583    20,759    6,480      9,125
Transfer to profit and loss account (Note 12)         820    (1,196)   1,200     (2,645)
Charge to equity                                       87        --       87         --
Consolidation of PetroKazakhstan Inc.               (174)        --       --         --
Transfer from subsidiaries                            --         --       82         --
Currency translation differences                    (111)        20       --         --
                                                   ------    ------    -----      -----
At end of the year                                 20,205    19,583    7,849      6,480
                                                   ======    ======    =====      =====

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     Deferred tax balances are attributable to the following items:

                                                  GROUP                COMPANY
                                           -------------------   -------------------
                                           DECEMBER   DECEMBER   DECEMBER   DECEMBER
                                           31, 2007   31, 2006   31, 2007   31, 2006
                                           --------   --------   --------   --------
                                              RMB        RMB        RMB        RMB
Deferred tax assets:
Current:
   Provisions, primarily for
      receivables and inventories            5,391      7,107      3,583      4,684
   Tax losses of subsidiaries                   95      2,175         --         --
Non current:
   Shut down of manufacturing assets and
      impairment of long-term assets         3,172      4,342      2,798      3,498
   Other                                     1,635        457      1,455        410
                                            ------     ------     ------     ------
Total deferred tax assets                   10,293     14,081      7,836      8,592
                                            ------     ------     ------     ------
Deferred tax liabilities:
Non current:
   Accelerated tax depreciation             30,435     33,398     15,649     14,877
   Other                                        63        266         36        195
                                            ------     ------     ------     ------
Total deferred tax liabilities              30,498     33,664     15,685     15,072
                                            ------     ------     ------     ------
Net deferred tax liabilities                20,205     19,583      7,849      6,480
                                            ======     ======     ======     ======

     There were no material unrecognised tax losses at December 31, 2007.

32 ASSET RETIREMENT OBLIGATIONS

                                             GROUP            COMPANY
                                        ---------------   ---------------
                                         2007     2006     2007     2006
                                        ------   ------   ------   ------
                                          RMB      RMB      RMB      RMB
At beginning of the year                18,481   14,187   11,269    8,068
Liabilities incurred                     4,818    3,589    3,239    2,863
Consolidation of PetroKazakhstan Inc.      385       --       --       --
Transfer from subsidiaries                  --       --      196       --
Liabilities settled                       (110)    (105)    (110)     (99)
Accretion expense (Note 10)              1,202      796      713      437
Currency translation differences           (15)      14       --       --
                                        ------   ------   ------   ------
At end of the year                      24,761   18,481   15,307   11,269
                                        ======   ======   ======   ======

     Asset retirement obligations are in relation to oil and gas properties (Note 16).

     The Group does not have any assets that are legally restricted for purposes of setting asset retirement obligations.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

33 CASH FLOWS FROM OPERATING ACTIVITIES

                                                                          NOTES     2007      2006
                                                                          -----   -------   -------
                                                                                    RMB       RMB
   PROFIT FOR THE YEAR                                                            155,229   149,397
   Adjustments for:
      Taxation                                                              12     49,152    49,776
      Depreciation, depletion and amortisation                                     66,625    61,388
      Capitalised exploratory costs charged to expense                      16      9,161     9,494
      Share of profit of associates and jointly controlled entities                (6,997)   (2,277)
      Reversal of provision for impairment of receivables, net               7     (2,353)     (316)
      Write down in inventories, net                                         7         55       140
      Impairment of available-for-sale financial assets, net                 7         --        32
      Impairment of investments  in associates  and jointly  controlled
         entities                                                                       5        --
      Loss on disposal of property, plant and equipment                      7      1,808     1,753
      (Gain)/Loss on disposal of intangible and other assets                           (2)      192
      Profit on disposal of investments in associates and jointly
         controlled entities                                                17       (320)      (10)
      Profit on disposal of available-for-sale financial assets             18       (142)       (3)
      Dividend income                                                       18       (111)     (208)
      Interest income                                                              (1,990)   (2,066)
      Interest expense                                                      10      3,595     3,220
   Advance payments on long-term operating leases                                  (4,803)   (5,694)
   Changes in working capital:
      Accounts receivable and prepaid expenses and other current assets           (16,498)   (3,115)
      Inventories                                                                 (12,042)  (13,445)
      Accounts payable and accrued liabilities                                     19,935     5,346
                                                                                  -------   -------
CASH GENERATED FROM OPERATIONS                                                    260,307   253,604
      Interest received                                                             1,962     1,993
      Interest paid                                                                (4,154)   (3,700)
      Income taxes paid                                                           (54,367)  (53,795)
                                                                                  -------   -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         203,748   198,102
                                                                                  =======   =======

34 PENSIONS

     The Group participates in various employee retirement benefit plans (Note 3(u)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2007 amounted to RMB 5,744 (2006: RMB 4,645).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

35 CONTINGENT LIABILITIES

     (A) BANK AND OTHER GUARANTEES

     At December 31, 2007, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance", a subsidiary of CNPC) from which it is anticipated that no material liabilities will arise.

                                                    DECEMBER 31, 2007   DECEMBER 31, 2006
                                                    -----------------   -----------------
                                                           RMB                 RMB
Guarantee of borrowings of associates provided by           77                 162
   CP Finance
Guarantee of borrowings of third parties provided
   by a State-controlled bank                               --                  41
                                                           ---                 ---
                                                            77                 203
                                                           ===                 ===

     (B) ENVIRONMENTAL LIABILITIES

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that may have a material adverse effect on the financial position of the Group.

     (C) LEGAL CONTINGENCIES

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities may not have a material adverse effect on the financial position of the Group.

     (D) LEASING OF ROADS, LAND AND BUILDINGS

     According to the Restructuring Agreement entered into between the Company and CNPC in 2000:

     - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     As at December 31, 2007, CNPC had obtained formal land use right certificates in relation to 27,554 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events may not have a material adverse effect on the financial position of the Group.

     (E) GROUP INSURANCE

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that any resulting liabilities may not have a material adverse effect on the financial position of the Group.

36 COMMITMENTS

     (A) OPERATING LEASE COMMITMENTS

     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2007 and 2006 under non-cancellable operating leases are as follows:

              DECEMBER 31, 2007   DECEMBER 31, 2006
              -----------------   -----------------
                     RMB                 RMB
First year          3,394               3,099
Second year         3,077               2,749
Third year          2,927               2,714
Fourth year         3,322               3,040
Fifth year          2,650               3,102
Thereafter         79,025              80,076
                   ------              ------
                   94,395              94,780
                   ======              ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     (B) CAPITAL COMMITMENTS

                                  DECEMBER 31, 2007   DECEMBER 31, 2006
                                  -----------------   -----------------
                                         RMB                 RMB
Contracted but not provided for
   Oil and gas properties                   26                273
   Equipment and machinery              11,345              8,658
   Other                                   250                262
                                        ------              -----
                                        11,621              9,193
                                        ======              =====

     (C) EXPLORATION AND PRODUCTION LICENSES

     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 660 for the year ended December 31, 2007 (2006: RMB 662).

     Estimated annual payments for the next five years are as follows:

       DECEMBER 31, 2007
       -----------------
              RMB
2008          906
2009          906
2010          906
2011          906
2012          906

37 MAJOR CUSTOMERS

     The Group's major customers are as follows:

                                                   2007                      2006
                                         -----------------------   -----------------------
                                                   PERCENTAGE TO             PERCENTAGE TO
                                         REVENUE   TOTAL REVENUE   REVENUE   TOTAL REVENUE
                                         -------   -------------   -------   -------------
                                           RMB           %           RMB           %
China Petroleum & Chemical Corporation    50,292          6         44,028          6
CNPC and its subsidiaries                 31,325          4         27,714          4
                                          ------        ---         ------        ---
                                          81,617         10         71,742         10
                                          ======        ===         ======        ===

38 RELATED PARTY TRANSACTIONS

     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC Group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     The Group has extensive transactions with other companies of the CNPC Group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     The Company and CNPC entered into a Comprehensive Products and Services Agreement on March 10, 2000 for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

     The terms of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC Group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor
(2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of not more than 15% for certain construction and technical services, and 3% for all other types of services.

     The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

     Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

     In addition to the related party information shown elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years and balances arising from related party transactions at the end of the years indicated below:

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     (A) BANK DEPOSITS

                                                NOTE   DECEMBER 31, 2007   DECEMBER 31, 2006
                                                ----   -----------------   -----------------
                                                              RMB                 RMB
Bank deposits
   CP Finance                                    (i)          8,393               8,937
   State-controlled banks and other financial
      institutions                                           66,611              37,744
                                                             ------              ------
                                                             75,004              46,681
                                                             ======              ======

                                                         YEAR ENDED
                                                        DECEMBER 31
                                                       -------------
                                                NOTE    2007    2006
                                                ----   -----   -----
                                                        RMB     RMB
Interest income from bank deposits
   CP Finance                                    (i)     159      81
   State-controlled banks and other financial
      institutions                                     1,024   1,804
                                                       -----   -----
                                                       1,183   1,885
                                                       =====   =====

(i) CP Finance is a subsidiary of CNPC and a non-bank financial institution, established with the approval from the People's Bank of China. The deposits yield interest at prevailing saving deposit rates.

     (B) SALES OF GOODS AND SERVICES

                                                    YEAR ENDED
                                                   DECEMBER 31
                                                -----------------
                                                  2007      2006
                                                -------   -------
                                                  RMB       RMB
Sales of goods
   Associates and jointly controlled entities
      - Crude oil                                 2,374     5,023
      - Refined products                         18,628    19,779
      - Chemical products                           753        90
   CNPC and its subsidiaries
      - Crude oil                                 1,766     1,546
      - Refined products                         16,806    16,847
      - Chemical products                         7,161     5,691
      - Natural gas                               1,835     1,346
      - Other                                       339       277
   Other state-controlled enterprises
      - Crude oil                                47,597    39,632
      - Refined products                         58,903    68,370
      - Chemical products                        10,849     8,979
      - Natural gas                               9,882     7,713
                                                -------   -------
                                                176,893   175,293
                                                =======   =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     Sales of goods to related parties are conducted at market prices.

                                            YEAR ENDED
                                            DECEMBER 31
                                          --------------
                                           2007     2006
                                          ------   -----
                                            RMB     RMB
Sales of services
   - CNPC and its subsidiaries             3,418   2,007
   - Other state-controlled enterprises    8,497   7,761
                                          ------   -----
                                          11,915   9,768
                                          ======   =====

     Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas at market prices.

     (C) PURCHASES OF GOODS AND SERVICES

                                                                        YEAR ENDED
                                                                       DECEMBER 31
                                                                    -----------------
                                                            NOTES     2007      2006
                                                            -----   -------   -------
                                                                      RMB       RMB
Purchases of goods                                             (i)
   Associates and jointly controlled entities                        29,239     9,868
   Other state-controlled enterprises                                58,726    50,995
Purchases of services
   Associates and jointly controlled entities                           136       126
   CNPC and its subsidiaries
      - Fees paid for construction and technical services     (ii)
         - Exploration and development services              (iii)   60,194    50,485
         - Other construction and technical services          (iv)   37,063    32,256
      - Fees for production services                           (v)   38,395    32,730
      - Social service charges                                (vi)    2,229     2,301
      - Ancillary service charges                            (vii)    2,635     2,458
      - Commission expense and other charges                (viii)    1,178     1,241
 Other state-controlled enterprises                           (ix)    3,546     7,703
                                                                    -------   -------
                                                                    233,341   190,163
                                                                    =======   =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

(i) Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of not more than 15%, including exploration and development services and oilfield construction services.

(iii) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(iv) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

(v) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

(vi) These represent expenditures for social welfare and support services which are charged at cost.

(vii) Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc., at market prices.

(viii) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix) Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.

     (D) PURCHASES OF ASSETS

                                                  YEAR ENDED
                                                 DECEMBER 31
                                                -------------
                                                 2007    2006
                                                -----   -----
                                                 RMB     RMB
Purchases of assets
   Associates and jointly controlled entities      --       2
   CNPC and its subsidiaries                    2,395   1,795
   Other state-controlled enterprises           5,840   6,617
                                                -----   -----
                                                8,235   8,414
                                                =====   =====

     Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc., at market prices.

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     (E) YEAR-END BALANCES ARISING FROM SALES/PURCHASES OF GOODS/SERVICES/ASSETS

                                                                                      DECEMBER 31, 2007   DECEMBER 31, 2006
                                                                                      -----------------   -----------------
                                                                                             RMB                 RMB
Accounts receivable from related parties at the end of the year:
   Associates and jointly controlled entities                                                 296                  82
   Fellow subsidiaries (CNPC Group)                                                         3,796                 599
   Other state-controlled enterprises                                                       1,910               1,566
                                                                                           ------              ------
                                                                                            6,002               2,247
Less: Provision for impairment
   Associates and jointly controlled entities                                                  --                  (5)
   Fellow subsidiaries (CNPC Group)                                                          (189)               (232)
   Other state-controlled enterprises                                                        (708)               (861)
                                                                                           ------              ------
                                                                                             (897)             (1,098)
                                                                                           ------              ------
                                                                                            5,105               1,149
                                                                                           ======              ======
Prepayments and other receivables from related parties at the end of the year:
   Associates and jointly controlled entities                                               2,412               4,307
   Parent (CNPC)                                                                               --                 196
   Fellow subsidiaries (CNPC Group)                                                        10,335               7,220
   Other state-controlled enterprises                                                       6,809               4,202
                                                                                           ------              ------
                                                                                           19,556              15,925
Less: Provision for impairment
   Associates and jointly controlled entities                                                 (39)               (212)
   Fellow subsidiaries (CNPC Group)                                                           (22)                 (4)
   Other state-controlled enterprises                                                         (79)               (299)
                                                                                           ------              ------
                                                                                             (140)               (515)
                                                                                           ------              ------
                                                                                           19,416              15,410
                                                                                           ======              ======
Accounts payable and accrued liabilities to related parties at the end of the year:
   Associates and jointly controlled entities                                                 117               1,444
   Parent (CNPC)                                                                              922               2,321
   Fellow subsidiaries (CNPC Group)                                                        32,154              26,046
   Other state-controlled enterprises                                                       7,141               5,462
                                                                                           ------              ------
                                                                                           40,334              35,273
                                                                                           ======              ======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

                                                                                YEAR ENDED
                                                                               DECEMBER 31
                                                                               -----------
                                                                               2007   2006
                                                                               ----   ----
                                                                                RMB    RMB
Net changes in provision for impairment of accounts receivable from related parties charged/(credited) to profit and loss account:
   Associates and jointly controlled entities                                    (5)    5
   Fellow subsidiaries (CNPC Group)                                             (32)  (11)
   Other state-controlled enterprises                                            --   (52)
                                                                               ----   ---
                                                                                (37)  (58)
                                                                               ====   ===
Net changes in provision for impairment of prepayments and other receivables from related parties charged/(credited) to profit and loss account:
   Associates and jointly controlled entities                                  (173)  (20)
   Fellow subsidiaries (CNPC Group)                                              18   (32)
   Other state-controlled enterprises                                          (218)   12
                                                                               ----   ---
                                                                               (373)  (40)
                                                                               ====   ===

     (F) LEASES

                                                                     YEAR ENDED
                                                                     DECEMBER 31
                                                                    ------------
                                                            NOTES    2007   2006
                                                            -----   -----   ----
                                                                     RMB     RMB
Advance operating lease payments paid to related parties:     (i)
   Parent (CNPC)                                                       --      --
   Other state-controlled enterprises                                  88      49
                                                                    -----   -----
                                                                       88      49
                                                                    =====   =====
Other operating lease payments paid to related parties:
   Parent (CNPC)                                             (ii)   2,292   2,276
   Other state-controlled enterprises                                  21      16
                                                                    -----   -----
                                                                    2,313   2,292
                                                                    =====   =====

(i) Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii) Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

                                             DECEMBER 31, 2007   DECEMBER 31, 2006
                                             -----------------   -----------------
                                                    RMB                 RMB
Operating lease payable to related parties
   Parent (CNPC)                                     16                  --
   Other state-controlled enterprises                --                   7
                                                    ---                 ---
                                                     16                   7
                                                    ===                 ===

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     (G) LOANS

                                                        YEAR ENDED DECEMBER 31
                                                        ----------------------
LOANS TO RELATED PARTIES                                      2007    2006
------------------------                                     -----   -----
                                                               RMB     RMB
Loans to associates:
Beginning of the year                                        1,800   1,640
Loans advanced during year                                     366   1,034
Loans repayments received                                     (322)   (884)
Interest charged                                               129     154
Interest received                                             (120)   (144)
                                                             -----   -----
End of the year                                              1,853   1,800
                                                             =====   =====

     Loans to associates are included in prepaid expenses and other current assets (Note 24).

     The loans to related parties are mainly with interest rates ranging from 5.20% to 8.60% per annum as of December 31, 2007 (2006: 9.07% to 9.36%).

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
LOANS FROM RELATED PARTIES                              NOTES       2007      2006
--------------------------                              -----    -------   -------
                                                                    RMB       RMB
Loans from CP Finance:                                   (i)
   Beginning of the year                                           27,184    27,319
   Loans received during year                                       7,238     7,408
   Loans repayments paid                                           (9,575)   (7,350)
   Interest charged                                                 1,377     1,327
   Interest paid                                                   (1,388)   (1,305)
   Currency translation differences                                  (343)     (215)
                                                                  -------   -------
   End of the year                                                 24,493    27,184
                                                                  =======   =======
Loans from state-controlled banks and other financial    (ii)
   institutions:
   Beginning of the year                                           32,810    31,178
   Loans received during year                                      38,320    28,457
   Loans repayments paid                                          (36,335)  (26,576)
   Interest charged                                                 1,869     1,598
   Interest paid                                                   (1,875)   (1,626)
   Currency translation differences                                  (526)     (221)
                                                                  -------   -------
   End of the year                                                 34,263    32,810
                                                                  =======   =======
Loans from other related parties:                       (iii)
   Beginning of the year                                                5        62
   Loans repayments paid                                                -       (57)
   Interest charged                                                     -         2
   Interest paid                                                        -        (2)
                                                                  -------   -------
   End of the year                                                      5         5
                                                                  =======   =======

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

(i) The loans from CP Finance are mainly with interest rates ranging from 4.46% to 7.47% per annum as of December 31, 2007 (2006: 4.46% to 6.06%), with maturities through 2032.

(ii) The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% per annum as of December 31, 2007 (2006: zero to 8.66%), with maturities through 2038.

(iii) The loans from other related parties are mainly with interest rate at 6.32% per annum as of December 31, 2007 (2006: 6.32%), and with no fixed repayment terms.

     The secured loans from related parties amounted to RMB Nil at December 31, 2007 (December 31, 2006: RMB 23).

     The guaranteed loans amounted to RMB 528 at December 31, 2007 (December 31, 2006: RMB 597). Borrowings of RMB 498 are from non-related parties, long-term and guaranteed by CNPC and borrowings of RMB 30 are from non-related parties, short-term and guaranteed by the Company and third parities.

     Information on loans from related parties are included in Note 28.

     (H) KEY MANAGEMENT COMPENSATION

                                              YEAR ENDED DECEMBER 31
                                              ----------------------
                                                   2007      2006
                                                 -------   -------
                                                 RMB'000   RMB'000
Fee for key management personnel
   - Directors and supervisors                     1,504    1,473
Salaries, allowances and other benefits (i)
   - Directors and supervisors                     3,767    3,937
   - Other key management                          5,002    2,447
Contribution to retirement benefit scheme
   - Directors and supervisors                       136      165
   - Other key management                            209      133
                                                  ------    -----
                                                  10,618    8,155
                                                  ======    =====

(i) Salaries, allowances and other benefits do not include deferred payments made to directors and other key management in accordance with the relevant PRC government regulations, in respect of 2004 to 2006 in the amount of RMB 5,143 thousand.

     As at December 31, 2007, none of the key management personnel had exercised the share appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 395 at December 31, 2007 (December 31, 2006: RMB 329).

     (I) CONTINGENT LIABILITIES

     The Group disclosed in Note 35 its contingent liabilities arising from the guarantees made for related parties.

     (J) COLLATERAL FOR BORROWINGS

     The Group pledged time deposits with maturities over one year as collaterals with certain banks for the borrowings of subsidiaries and associates.

     As at December 31, 2007, the time deposits with maturities over one year of RMB 5,053 (December 31, 2006: RMB 2,499), were secured including for the borrowings of subsidiaries of RMB 3,287 (December 31, 2006: RMB 312) and for the borrowings of associates of RMB 1,757 (December 31, 2006: RMB 2,187).

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

39 SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

     The accounting policies of the operating segments are the same as those described in Note 3 - "Summary of Principal Accounting Policies".

     Operating segment information for the years ended December 31, 2007 and 2006 is presented below:

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

                                            EXPLORATION    REFINING   CHEMICALS    NATURAL
YEAR ENDED                                      AND          AND         AND       GAS AND
DECEMBER 31, 2006                            PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
-----------------                           -----------   ---------   ---------   --------   -------   ---------
                                                RMB          RMB         RMB         RMB       RMB        RMB
Turnover (including intersegment)             421,340      543,299     82,791      38,917      1,080   1,087,427
Less: Intersegment sales                     (339,619)     (44,806)    (7,983)     (5,617)      (424)   (398,449)
                                             --------      -------     ------      ------    -------   ---------
Turnover from external customers               81,721      498,493     74,808      33,300        656     688,978
                                             ========      =======     ======      ======    =======   =========
Depreciation, depletion and amortisation      (37,080)     (12,080)    (6,417)     (5,263)      (548)    (61,388)
Segment result                                232,404       (5,206)     8,208       9,470     (3,058)    241,818
Other costs                                   (12,544)     (23,958)    (3,150)       (484)    (3,706)    (43,842)
                                             --------      -------     ------      ------    -------   ---------
Profit/(loss) from operations                 219,860      (29,164)     5,058       8,986     (6,764)    197,976
                                             --------      -------     ------      ------    -------
Finance costs                                                                                             (1,080)
Share of profit of associates and
   jointly controlled entities                  1,889          333         38           1         16       2,277
                                                                                                       ---------
Profit before taxation                                                                                   199,173
Taxation                                                                                                 (49,776)
                                                                                                       ---------
Profit for the year                                                                                      149,397
                                                                                                       =========
Interest income (including intersegment)        4,853        1,471        634         157      7,171      14,286
Less: Intersegment interest income                                                                       (12,220)
                                                                                                       ---------
Interest income from external entities                                                                     2,066
                                                                                                       =========
Interest expense (including intersegment)      (5,043)      (3,790)      (679)     (1,614)    (4,314)    (15,440)
Less: Intersegment interest expense                                                                       12,220
                                                                                                       ---------
Interest expense to external entities                                                                     (3,220)
                                                                                                       =========
Segment assets                                484,547      246,828     79,964      75,432    638,616   1,525,387
Elimination of intersegment balances                                                                    (686,180)
Investments in associates and jointly
   controlled entities                         27,127        5,587        153          20         69      32,956
                                                                                                       ---------
Total assets                                                                                             872,163
                                                                                                       =========
Segment capital expenditure
   - for property, plant and equipment        105,192       19,206     10,681      11,309      2,358     148,746
Segment liabilities                           181,542      116,002     27,092      43,616    170,152     538,404
Other liabilities                                                                                         43,517
Elimination of intersegment balances                                                                    (327,349)
                                                                                                       ---------
Total liabilities                                                                                        254,572
                                                                                                       =========

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

     PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS (CONTINUED)

                                            EXPLORATION    REFINING   CHEMICALS    NATURAL
YEAR ENDED                                      AND          AND         AND       GAS AND
DECEMBER 31, 2007                            PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
-----------------                           -----------   ---------   ---------   --------   -------   ---------
                                                RMB          RMB         RMB         RMB       RMB        RMB
Turnover (including intersegment)             468,175      670,844     102,718     50,066      1,718   1,293,521
Less: Intersegment sales                     (376,451)     (63,766)    (11,009)    (6,610)      (648)   (458,484)
                                             --------      -------     -------     ------    -------   ---------
Turnover from external customers               91,724      607,078      91,709     43,456      1,070     835,037
                                             ========      =======     =======     ======    =======   =========
Depreciation, depletion and amortisation      (42,945)     (11,184)     (5,923)    (5,926)      (647)    (66,625)
Segment result                                220,430        9,341      13,256     13,057     (3,388)    252,696
Other costs                                   (13,843)     (30,021)     (5,425)      (562)    (2,990)    (52,841)
                                             --------      -------     -------     ------    -------   ---------
Profit/(loss) from operations                 206,587      (20,680)      7,831     12,495     (6,378)    199,855
                                             --------      -------     -------     ------    -------
Finance costs                                                                                             (2,471)
Share of profit of associates and jointly
   controlled entities                          6,460          477          41          2         17       6,997
                                                                                                       ---------
Profit before taxation                                                                                   204,381
Taxation                                                                                                 (49,152)
                                                                                                       ---------
Profit for the year                                                                                      155,229
                                                                                                       =========
Interest income (including intersegment)        7,346        2,021         804        122      8,846      19,139
Less: Intersegment interest income                                                                       (17,149)
                                                                                                       ---------
Interest income from external entities                                                                     1,990
                                                                                                       =========
Interest expense (including intersegment)      (7,492)      (4,695)       (901)    (1,720)    (5,936)    (20,744)
Less: Intersegment interest expense                                                                       17,149
                                                                                                       ---------
Interest expense to  external entities                                                                    (3,595)
                                                                                                       =========
Segment assets                                548,895      274,435      94,976     80,252    819,153   1,817,711

Elimination of intersegment balances                                                                    (784,115)
Investments in associates and jointly
   controlled entities                         21,339        4,973         138         17         68      26,535
                                                                                                       ---------
Total assets                                                                                           1,060,131
                                                                                                       =========
Segment capital expenditure
    - for property, plant and equipment       134,256       26,546       8,165     11,003      1,613     181,583
Segment liabilities                           225,483      145,263      33,389     39,790    188,774     632,699
Other liabilities                                                                                         43,013
Elimination of intersegment balances                                                                    (391,928)
                                                                                                       ---------
Total liabilities                                                                                        283,784
                                                                                                       =========

PETROCHINA COMPANY LIMITED                     NOTES TO THE FINANCIAL STATEMENTS
                                   (Amounts in millions unless otherwise stated)

Note (a) - Intersegment sales are conducted principally at market prices.

Note (b) - Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other expenses, net.

Note (c) - Segment results for the years ended December 31, 2007 and December
           31, 2006 include impairment for property, plant and equipment (Note 16).

Note (d) - Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) - Elimination of intersegment balances represents elimination of intersegment accounts and investments.

     Secondary reporting format - geographical segments

                                                 TURNOVER           TOTAL ASSETS      CAPITAL EXPENDITURE
                                            -----------------   -------------------   -----------------
YEAR ENDED DECEMBER 31,                       2007      2006       2007       2006       2007      2006
-----------------------                     -------   -------   ---------   -------    -------   -------
                                              RMB       RMB        RMB        RMB        RMB       RMB
PRC                                         807,706   665,267     979,124   811,919    171,510   142,371
Other (Exploration and Production)           27,331    23,711      81,007    60,244     10,073     6,375
                                            -------   -------   ---------   -------    -------   -------
                                            835,037   688,978   1,060,131   872,163    181,583   148,746
                                            =======   =======   =========   =======    =======   =======

40 APPROVAL OF FINANCIAL STATEMENTS

     The financial statements were approved by the Board of Directors on March 19, 2008 and will be submitted to the shareholders for approval at the annual general meeting to be held on May 15, 2008.

                                        SUPPLEMENTARY INFORMATION ON OIL AND GAS
                               EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)

     In accordance with the US Statement of Financial Accounting Standard No. 69, Disclosures about Oil and Gas Producing Activities, this section provides supplemental information on oil and gas exploration and producing activities of the Company and its subsidiaries (the "Group") and also the Group's investments that are accounted for using the equity method of accounting.

     RESULTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                                 2007         2006
                                                              ----------   ----------
                                                                  RMB          RMB
Sales and other operating revenues                               91,724       81,721
   Sales to third parties
   Intersegment sales                                           336,999      313,654
                                                                -------      -------
                                                                428,723      395,375
Production costs excluding taxes                                (63,118)     (54,800)
Exploration expenses                                            (20,648)     (18,822)
Depreciation, depletion and amortisation                        (36,400)     (31,540)
Taxes other than income taxes                                   (56,474)     (41,354)
Accretion expense                                                (1,202)        (796)
                                                                -------      -------
Profit before taxation                                          250,881      248,063
Taxation                                                        (57,386)     (65,554)
                                                                -------      -------
Results of operations from producing activities                 193,495      182,509
                                                                =======      =======
Share of profit from producing activities of associates and
   jointly controlled entities                                    5,293        4,424
                                                                =======      =======

     CAPITALISED COSTS

                                                   DECEMBER 31, 2007   DECEMBER 31, 2006
                                                   -----------------   -----------------
                                                          RMB                 RMB
Property costs                                                --                  --
Producing assets                                         497,117             425,172
Support facilities                                       171,590             150,149
Construction-in-progress                                  43,070              25,461
                                                        --------            --------
Total capitalised costs                                  711,777             600,782
Accumulated depreciation, depletion
   and amortisation                                     (264,992)           (233,677)
                                                        --------            --------
Net capitalised costs                                    446,785             367,105
                                                        ========            ========
Share of net capitalised costs of associates and
   jointly controlled entities                            14,252              25,136
                                                        ========            ========

                                        SUPPLEMENTARY INFORMATION ON OIL AND GAS
                               EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)

     Costs Incurred in Property Acquisitions, Exploration and Development Activities

                                                                YEAR ENDED DECEMBER 31
                                                               -----------------------
                                                                 2007         2006
                                                               ----------   ----------
                                                                   RMB          RMB
Property acquisition costs                                           --            --
Exploration costs                                                36,046        30,567
Development costs                                                96,449        79,902
                                                                -------       -------
Total                                                           132,495       110,469
                                                                =======       =======
Share of costs of property acquisition, exploration, and
   development of associates and jointly controlled entities      2,911         4,371
                                                                =======       =======

     PROVED RESERVE ESTIMATES

     Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgement. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves beyond those envisioned during the early years of a reservoir's producing life.

     Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms similar with the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the

                                        SUPPLEMENTARY INFORMATION ON OIL AND GAS
                               EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)

future will be subject to the 30-year limit unless additional special approvals can be obtained from the State Council. Each of the Group's production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.

     Proved reserve estimates as of December 31, 2007 and 2006 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants. The Group's reserve estimates were prepared for each oil and gas field within oil and gas regions and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company's reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.

     Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the period indicated are as follows:

                                                                        CRUDE OIL AND
                                                                          CONDENSATE    NATURAL GAS
                                                                        -------------   ------------
                                                                         (MILLIONS OF   (BILLIONS OF
                                                                           BARRELS)     CUBIC FEET)
Proved developed and undeveloped
   Reserves at January 1, 2006                                              11,536         48,123
      Changes resulting from:
         Revisions of previous estimates                                       197            686
         Improved recovery                                                      81             --
         Extensions and discoveries                                            635          6,248
         Production                                                           (831)        (1,588)
                                                                            ------         ------
   Reserves at December 31, 2006                                            11,618         53,469
      Changes resulting from:
         Revisions of previous estimates                                        84         (1,062)
         Improved recovery                                                      79             --
         Extensions and discoveries                                            764          6,331
         Production                                                           (839)        (1,627)
                                                                            ------         ------
   Reserves at December 31, 2007                                            11,706         57,111
                                                                            ======         ======
   Proved developed reserves at:
      December 31, 2006                                                      9,185         22,564
      December 31, 2007                                                      9,047         26,047
   Proportional interest in proved reserves of associates and jointly controlled entities at:
      December 31, 2006                                                        543            105
      December 31, 2007                                                        141             79

                                        SUPPLEMENTARY INFORMATION ON OIL AND GAS
                               EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)

     At December 31, 2007, 11,062 million barrels of crude oil and condensate and 56,510.0 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 644 million barrels of crude oil and condensate and 601.0 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.

     STANDARDISED MEASURE

     The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users' ability to project future cash flows.

     The standardised measure of discounted future net cash flows related to proved oil and gas reserves at the end of each of the two years in the period ended December 31, 2006 and 2007 is as follows:

                                                                                      RMB
                                                                                  ----------
At December 31, 2006
Future cash inflows from sales of oil and gas                                      5,611,306
Future production costs                                                           (1,620,761)
Future development costs                                                            (296,175)
Future income tax expense                                                         (1,202,980)
                                                                                  ----------
Future net cash flows                                                              2,491,390
Discount at 10% for estimated timing of cash flows                                (1,336,045)
                                                                                  ----------
Standardised measure of discounted future net cash flows                           1,155,345
                                                                                  ==========
At December 31, 2007
Future cash inflows from sales of oil and gas                                      8,714,483
Future production costs                                                           (3,049,226)
Future development costs                                                            (437,946)
Future income tax expense                                                         (1,569,898)
                                                                                  ----------
Future net cash flows                                                              3,657,413
Discount at 10% for estimated timing of cash flows                                (1,835,343)
                                                                                  ----------
Standardised measure of discounted future net cash flows                           1,822,070
                                                                                  ==========
Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:
At December 31, 2006                                                                  59,825
At December 31, 2007                                                                  33,543

     Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

                                        SUPPLEMENTARY INFORMATION ON OIL AND GAS
                               EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
PETROCHINA COMPANY LIMITED         (Amounts in millions unless otherwise stated)

     Changes in the standardised measure of discounted net cash flows for the Group for each of the two years ended December 31, 2006 and 2007 are as follows:


                                                                       YEAR ENDED DECEMBER 31
                                                                       ----------------------
                                                                          2007        2006
                                                                       ---------   ----------
                                                                          RMB          RMB
CHANGES IN STANDARDISED MEASURE OF
   DISCOUNTED FUTURE CASH FLOWS
   Beginning of the year                                               1,155,345    1,386,194
   Sales and  transfers of oil and gas  produced,  net of production
   costs                                                                (309,269)    (328,001)
   Net changes in prices and production costs and other                  804,330     (317,593)
   Extensions, discoveries and improved recovery                         256,476      166,249
   Development costs incurred                                            (39,031)     (47,551)
   Revisions of previous quantity estimates                               (3,567)      32,306
   Accretion of discount                                                 171,389      200,771
   Net change in income taxes                                           (213,603)      62,970
                                                                       ---------    ---------
   End of the year                                                     1,822,070    1,155,345
                                                                       =========    =========

CORPORATE INFORMATION

BOARD OF DIRECTORS
Chairman:                              Jiang Jiemin
Executive Director:                    Duan Wende
Non-executive Directors:               Zheng Hu         Zhou Jiping
                                       Wang Yilin       Zeng Yukang
                                       Gong Huazhang    Jiang Fan
Independent Non-executive Directors:   Chee-Chen Tung   Liu Hongru
                                       Franco Bernabe
Secretary to the Board of Directors:   Li Huaiqi

SUPERVISORY COMMITTEE
Chairman:                              Wang Fucheng
Supervisors:                           Wen Qingshan     Sun Xianfeng
                                       Zhang Jinzhu     Qin Gang
Independent Supervisors:               Li Yongwu        Wu Zhipan

OTHER SENIOR MANAGEMENT                Liao Yongyuan    Jia Chengzao
                                       Hu Wenrui        Sun Longde
                                       Shen Diancheng   Liu Hongbin
                                       Zhou Mingchun    Li Hualin
                                       Lin Aiguo

AUTHORISED REPRESENTATIVE              Li Huaiqi

AUDITORS
International Auditors
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22nd Floor
Prince's Building
Central
Hong Kong

Domestic Auditors
PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Certified Public Accountants, PRC
11th Floor PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC


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LEGAL ADVISERS TO THE COMPANY


as to Hong Kong law:                                as to United States law:
Clifford Chance                                     Shearman & Sterling
28th Floor                                          12th Floor
Jardine House                                       Gloucester Tower
1 Connaught Place                                   The Landmark
Central                                             15 Queen's Road Central
Hong Kong                                           Central
                                                    Hong Kong

as to PRC law:
King and Wood
40th Floor, Office Tower A, Beijing Fortune Plaza
7 Dongsanhuan Zhonglu
Chaoyang District
Beijing 100020
PRC

HONG KONG REPRESENTATIVE OFFICE
Unit 3606
Tower 2 Lippo Centre
89 Queensway
Hong Kong

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE
Hong Kong Registrars Limited
46/F Hopewell Centre
183 Queen's Road East
Hong Kong

PRINCIPAL BANKERS
Industrial and Commercial Bank of China,            Bank of China, Head Office
Head Office                                         1 Fuxingmennei Avenue
55 Fuxingmennei Avenue                              Xicheng District
Xicheng District                                    Beijing, PRC
Beijing, PRC

China Construction Bank                             China Development Bank
25 Finance Street                                   25 Finance Street
Xicheng District                                    Xicheng District
Beijing, PRC                                        Beijing, PRC


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Bank of Communications, Beijing Branch              CITIC Industrial Bank,
Tongtai Mansion, 33 Finance Street                  Headquarters Branch
Xicheng District                                    A27 Finance Street
Beijing, PRC                                        Xicheng District
                                                    Beijing, PRC



Agricultural Bank of China, Head Office             The  Hongkong  and  Shanghai
No. 23A, Fuxing Road                                Banking   Corporation
Haidian District                                    Limited Hong Kong Office
Beijing, PRC                                        1 Queen's Road Central
                                                    Hong Kong

     DEPOSITORY
     The Bank of New York
     P.O. Box 11258
     Church Street Station
     New York
     NY 10286-1258

     PUBLICATIONS

     As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission ("SEC") on or before June 30, 2008. The annual report on Form 20-F contains a detailed description of the Company's businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

     PRC         PetroChina Company Limited
                 16 Andelu Dongcheng District
                 Beijing 100011
                 PRC
                 Tel: (8610) 8488 6270
                 Fax: (8610) 8488 6260

     Hong Kong   PetroChina Company Limited
                 Unit 3606
                 Tower 2 Lippo Centre
                 89 Queensway
                 Hong Kong
                 Tel: (852) 2899 2010
                 Fax: (852) 2899 2390


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     USA         The Bank of New York
                 P.O. Box 11258
                 Church Street Station
                 New York, NY 10286 - 1258
                 USA
                 Calling from within the US (toll-free): 1-888-BNY-ADRS International call: 1-201-680-6825
                 E-mail: shareowners@bankofny.com
                 Website: http://www.stockbny.com

     Shareholders may also browse or download the annual report of the Company and the Form-20 filed with the SEC from the official website of the Company at www.petrochina.com.cn.

     INVESTMENT INFORMATION FOR REFERENCE

     Please contact our Hong Kong Representative Office for other information about the Company.


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DOCUMENTS AVAILABLE FOR INSPECTION

     The following documents will be available for inspection at the registered office of the Company upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of the PRC:

     1. The original of the annual report for 2007 signed by the Chairman of the Board.

     2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.

     3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.

     4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.

     5. Copies of all Chinese and English announcements of the Company published in Hong Kong newspapers during the period of the annual report.

     6. The Articles of Association of the Company.


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CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

     According to the relevant provisions and requirements of the Securities Law of the People's Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2007 and concluded that this annual report truly and objectively represents the business performance of the Company in 2007, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

     Signatures of the Directors and Senior Management:


/s/ Jiang Jiemin      /s/ Duan Wende       /s/ Zheng Hu        /s/ Zhou Jiping
Jiang Jiemin          Duan Wende           Zheng Hu            Zhou Jiping


/s/ Wang Yilin        /s/ Zeng Yukang      /s/ Gong Huazhang   /s/ Jiang Fan
Wang Yilin            Zeng Yukang          Gong Huazhang       Jiang Fan


/s/ Chee-Chen Tung    /s/ Liu Hongru       /s/ Franco Bernabe
Chee-Chen Tung        Liu Hongru           Franco Bernabe


/s/ Liao Yongyuan     /s/ Jia Chengzao     /s/ Hu Wenrui       /s/ Sun Longde
Liao Yongyuan         Jia Chengzao         Hu Wenrui           Sun Longde


/s/ Shen Diancheng    /s/ Liu Hongbin      /s/ Zhou Mingchun   /s/ Li Hualin
Shen Diancheng        Liu Hongbin          Zhou Mingchun       Li Hualin


/s/ Lin Aiguo         /s/ Li Huaiqi
Lin Aiguo             Li Huaiqi

                                                                  March 19, 2008

                         This annual report is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.


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